

10010517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2010

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

**Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany**
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Explanatory note

This Report on Form 6-K contains Deutsche Bank AG's Annual Review 2009 and Financial Report 2009. This Report on Form 6-K is being filed in paper format pursuant to Section 101(b)(1) of Regulation S-T. This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Exhibits

Exhibit 99.1: Annual Review 2009.

Exhibit 99.2: Financial Report 2009.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2010 on pages 7 through 17 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of non-GAAP financial measures

This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income tax
Average active equity	Average shareholders' equity
Pre-tax return on average active equity	Pre-tax return on average shareholders' equity
Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders' equity
Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income (loss) attributable to Deutsche Bank shareholders
Total assets adjusted (pro forma US GAAP)	Total assets
Total equity adjusted	Total equity
Leverage ratio (target definition) (total equity adjusted to total assets adjusted)	Leverage ratio (total equity to total assets)
Diluted earnings per share (target definition)	Diluted earnings per share

For descriptions of these and other non-GAAP financial measures, please refer to pages (v), (vi), S-17, S-18 and S-19 of our 2009 Annual Report on Form 20-F.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 17, 2010



By: ____________________
Name: Martin Edelmann
Title: Managing Director



By: ____________________
Name: Mathias Otto
Title: Managing Director and Senior Counsel

Deutsche Bank

Annual Review 2009

Strength in a new era

Passion to Perform









Strength in a new era

The serious financial crisis has made reorientation necessary. How can future upheavals that pose a threat to the financial system be avoided? How can risks be identified in time? Can we grow to meet the challenges? What do we have to do?

The financial services sector is facing major structural tasks. We must learn from recent experience and rethink our understanding of value. Effective, innovative and feasible solutions must be defined and implemented. A consistent regulatory framework, effective supervision and strict risk discipline are in the best interests of all.

Deutsche Bank has taken on an active and constructive role in this process of renewal. With strength comes responsibility – and we accept this responsibility towards the economy and society. We are committed to remaining a reliable partner, today and in the future, for our shareholders, clients and staff.

We discussed our annual topic "Strength in a new era" with our shareholder Javier Rodriguez Eguia, Bilbao (pages 10/11); our customer Marcela Drehmer, Director of Finance, Braskem, São Paulo (pages 24/25); our colleague Mary-Vic Tuban, Deutsche Knowledge Services Pte. Ltd., Manila (pages 48/49); and Anthony Heyward, New York (pages 54/55).

Strength in a new era

The serious financial crisis has made reorientation necessary. How can future upheavals that pose a threat to the financial system be avoided? How can risks be identified in time? Can we grow to meet the challenges? What do we have to do?

The financial services sector is facing major structural tasks. We must learn from recent experience and rethink our understanding of value. Effective, innovative and feasible solutions must be defined and implemented. A consistent regulatory framework, effective supervision and strict risk discipline are in the best interests of all.

Deutsche Bank has taken on an active and constructive role in this process of renewal. With strength comes responsibility – and we accept this responsibility towards the economy and society. We are committed to remaining a reliable partner, today and in the future, for our shareholders, clients and staff.

We discussed our annual topic "Strength in a new era" with our shareholder Javier Rodriguez Eguia, Bilbao (pages 10/11); our customer Marcela Drehmer, Director of Finance, Braskem, São Paulo (pages 24/25); our colleague Mary-Vic Tuban, Deutsche Knowledge Services Pte. Ltd., Manila (pages 48/49); and Anthony Heyward, New York (pages 54/55).

Deutsche Bank

The Group at a Glance

	2009	2008
Basic earnings per share	€7.92	€(7.61)
Diluted earnings per share	€7.59	€(7.61)
Average shares outstanding, in m., basic	628	504
Average shares outstanding, in m., diluted	655	504
Return on average shareholders' equity (post tax)	14.6%	(11.1)%
Pre-tax return on average shareholders' equity	15.3%	(16.5)%
Pre-tax return on average active equity[1]	15.1%	(17.7)%
Book value per basic share outstanding[2]	€57.81	€52.59
Cost/income ratio[3]	72.0%	134.3%
Compensation ratio[4]	40.5%	70.6%
Noncompensation ratio[5]	31.5%	63.7%

in €m.	2009	2008
Total net revenues	27,952	13,613
Provision for credit losses	2,630	1,076
Total noninterest expenses	20,120	18,278
Income (loss) before income taxes	5,202	(5,741)
Net income (loss)	4,958	(3,896)

in €bn.	Dec 31, 2009	Dec 31, 2008
Total assets	1,501	2,202
Shareholders' equity	36.6	30.7
Tier1 capital ratio[6]	12.6%	10.1%

Number	Dec 31, 2009	Dec 31, 2008
Branches	1,964	1,950
thereof in Germany	961	961
Employees (full-time equivalent)	77,053	80,456
thereof in Germany	27,321	27,942

Long-term rating	Dec 31, 2009	Dec 31, 2008
Moody's Investors Service	Aa1	Aa1
Standard & Poor's	A+	A+
Fitch Ratings	AA–	AA–

[1] We calculate this adjusted measure of our return on average shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio to other companies' ratios without considering the difference in calculation of the ratios. The item for which we adjust the average shareholders' equity of €34,016 million for 2009 and €34,442 million for 2008 are the average unrealized net gains (losses) on assets available for sale/average fair value adjustment on cash flow hedges, net of applicable tax of €(884) million for 2009 and €619 million for 2008 and the average dividend accruals of €287 million for 2009 and €1,743 million for 2008. The dividend payment is paid once a year following its approval by the general shareholders' meeting.
[2] Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).
[3] Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4] Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[5] Noncompensation noninterest expenses which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.
[6] The Tier1 capital ratio excludes transitional items pursuant to Section 64h (3) German Banking Act.

Strength in a new era

The serious financial crisis has made reorientation necessary. How can future upheavals that pose a threat to the financial system be avoided? How can risks be identified in time? Can we grow to meet the challenges? What do we have to do?

The financial services sector is facing major structural tasks. We must learn from recent experience and rethink our understanding of value. Effective, innovative and feasible solutions must be defined and implemented. A consistent regulatory framework, effective supervision and strict risk discipline are in the best interests of all.

Deutsche Bank has taken on an active and constructive role in this process of renewal. With strength comes responsibility – and we accept this responsibility towards the economy and society. We are committed to remaining a reliable partner, today and in the future, for our shareholders, clients and staff.

We discussed our annual topic "Strength in a new era" with our shareholder Javier Rodriguez Eguia, Bilbao (pages 10/11); our customer Marcela Drehmer, Director of Finance, Braskem, São Paulo (pages 24/25); our colleague Mary-Vic Tuban, Deutsche Knowledge Services Pte. Ltd., Manila (pages 48/49); and Anthony Heyward, New York (pages 54/55).

The Deutsche Bank Share

Useful information on the Deutsche Bank share

2009	
Change in total return[1]	79.4%
Share in equities trading (Xetra)	5.8%
Average daily trading volume[2]	7.6 million shares
Share price high	€58.29
Share price low	€15.38
Dividend per share (proposed for 2009)	€0.75

As of December 31, 2009	
Issued shares	620,859,015
Outstanding shares	620,175,320
Share capital	€1,589,399,078.40
Market capitalization	€30.68 billion
Share price[3]	€49.42
Weighting in the DAX	5.8%
Weighting in the Dow Jones STOXX 50	1.2%

Securities identification codes

Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Share price based on Xetra
[2] Orderbook statistics (Xetra)
[3] Xetra – closing price

Dear Shareholders,

2009 was a year of considerable achievement for Deutsche Bank. Financially, we delivered a significant turnaround after the exceptionally difficult conditions of 2008, and strategically, we laid a firm basis for success in the post-crisis era.



Dr. Josef Ackermann
Chairman of the Management Board and the Group Executive Committee

For the global economy, 2009 was a year of stabilisation, after the exceptionally turbulent final months of 2008. In the first quarter of 2009, financial markets witnessed high volatility, volumes and margins, while the rest of the year saw a steady trend toward normalisation. As the year progressed, mature economies showed signs of recovery, and in economies in emerging markets, including in Asia, healthier growth rates returned. Equity markets rallied worldwide. Nonetheless, the economic environment in mature markets remained fragile in 2009, with high levels of unemployment and continued reliance on the external stimulus measures taken by governments around the world in the wake of the financial crisis.

Against this backdrop, our financial results for the year 2009 demonstrate just how far we have progressed in re-positioning Deutsche Bank. Pre-tax profits were €5.2 billion, versus a loss before income taxes of €5.7 billion in 2008. Net income was 5.0 billion, or €7.59 per share on a diluted basis, compared to a net loss of €3.9 billion in the previous year, or €7.61 per share on a diluted basis. Pre-tax return on average active equity, as per our target definition, was 15%. Furthermore, 2009's profit figures include the absorption of significant write-downs and trading losses from legacy positions impacted by the crisis. We also did more with less. We delivered substantial profitability with a significantly lower balance sheet, while risk-weighted assets declined steadily from their peak at the end of the first quarter. As a result, we strengthened our capital base. Our Tier 1 capital ratio improved from 10.1% to 12.6%, its best level since the introduction of the Basel capital framework. Our 'core' Tier 1 ratio, which excludes hybrid instruments, improved from 7.0% to 8.7%. We also reduced our leverage ratio to 23 (per target definition) by the end of the year, compared to 28 a year ago and 37 at its peak. Thus on three critical dimensions – profitability, capital strength, and risk profile – Deutsche Bank at the end of 2009 was a much stronger bank from a year earlier. Our share price rose 78% during 2009, far outperforming the DAX index, which rose 24%, and the STOXX banks index, which rose 47%.

At our Annual General Meeting on 27 May, the Management Board and Supervisory Board will recommend an annual dividend of 75 cents per share - up from 50 cents for the year 2008. This reflects our confidence in the future, but above all our firm conviction that in the current environment, our shareholders' interests are best served by further strengthening our capital base.

The Corporate and Investment Bank, or CIB, turned in a pre-tax profit of €4.3 billion for the year, compared to a loss before income taxes of €7.4 billion in 2008. Our investment banking business, Corporate Banking and Securities, delivered a pre-tax profit of €3.5 billion, versus a loss before income taxes of €8.5 billion in the prior year. This result reflects supportive market conditions of the first half of 2009, but also our success in re-orienting our sales and trading platform towards liquid, customer-driven 'flow' businesses. Our foreign exchange, interest rate and money market trading businesses delivered revenues that were higher than in pre-crisis years, while key investment areas – commodities trading and emerging markets debt trading – turned in record years. Our equities derivatives business also benefited from a successful recalibration, while in both fixed income and in equities we captured market share gains in the all-important U.S. market. Simultaneously, we reduced risk: balance sheet, risk-weighted assets and value at risk have all been taken down considerably from peak levels, while proprietary trading activities have been either considerably scaled back or discontinued altogether. Corporate Finance remained impacted by low levels of market activity in the wake of market turbulence. Global Transaction Banking turned in pre-tax profits of €776 million, significantly below 2008's record performance, reflecting the combined impact of historically low interest rates and equity market valuations which remain lower than pre-crisis.

Private Clients and Asset Management, or PCAM, delivered pre-tax profits of €660 million, up from €420 million in 2008. This development principally reflected a turnaround in Asset and Wealth Management, which recorded pre-tax profits of €202 million in 2009, compared to a loss before income taxes of €525 million in 2008, due mainly to a non-recurrence of the specific charges in the prior year, together with significantly lower non-interest expenses. Asset and Wealth Management also attracted net money inflows of €16 billion in the year, compared to outflows of €13 billion in 2008. Private & Business Clients produced profits of €458 million, significantly lower than in 2008, reflecting a rise in severance charges associated with efficiency measures and lower revenues in deposit products as a result of low interest rates, and lower revenues in investment products, reflecting wariness on the part of retail investors.

2009 was also a defining year for Deutsche Bank's strategy. We defined in detail how we aim to turn strong relative performance through the crisis into profitable growth for our shareholders in the post-crisis environment. In December, at an Investor Day in Frankfurt, we launched 'Phase four' of our Management Agenda. Taking account of environmental and internal assumptions which we outlined at our Investor Day, we believe 'Phase four' has a pre-tax profit potential of €10 billion from our core businesses in 2011, whilst continuing to meet our targets of a Tier 1 capital ratio of around 10% and a leverage ratio of 25 per target definition. Our overall strategic goal is clear: to be a leading global corporate and investment bank, supported by a private client franchise with undisputed leadership in our home market and a strong Asian growth engine. We have identified four priorities:

First, to increase CIB profitability with renewed risk and balance sheet discipline. Through the crisis, we have cemented our position as a global leader in corporate and investment banking, and in 2009 we made an excellent start in delivering substantial profits with a lower risk profile. As we build on this, and as governments and regulators around the world seek to strengthen the financial system, efficiency in risk, leverage and capital usage will be critical. Our strategy takes full account of this.

Second, to focus on core PCAM businesses and home market leadership. We have created decisive optionality to achieve this goal. Our minority stake in Deutsche Postbank, with an exclusive option to take a majority position, would give us a commanding lead in retail banking in Germany. During 2009, we started our strategic co-operation with Postbank, and the results of this collaboration have exceeded our expectations. In October, we signed an agreement to purchase Sal. Oppenheim, a well renowned German private wealth manager with a long tradition – giving us a leading position in serving wealthy clients in our home market. Worldwide, we rigorously re-focused our Asset Management business on core activities, resulting in substantial cost savings.

Third, to focus on Asia as a key driver of revenue growth. Through the crisis, the Asian region has emerged as an increasingly important constituent of the global economy. Our goal is to capitalise and build on the investments we have made, and our China strategy clearly illustrates this. We have a substantial minority stake in Hua Xia, China's 10th largest bank, and via our 30% stake in Harvest Fund Management, we are partners in the largest sino-western asset management joint venture in China. Through our Zhong De joint venture, we can now also issue bonds and handle IPOs on the Chinese stock exchange. Across Asia, we aim to double our revenues in the next two years.

Fourth, to reinvigorate our performance culture. We will focus on cost and improve infrastructure efficiency. We have significantly enhanced the way in which we measure performance, aligning this more closely with shareholder value. We will continue to drive capital efficiency, reducing capital consumption of non-core assets and rigorously assessing capital demand when evaluating growth investments. We have also aligned our compensation plan more closely to the creation of sustainable value for shareholders. The rigour and discipline of this plan has been confirmed by our discussions with our major supervisory authorities. We are strongly committed to compensation which rewards and retains top talents in the service of shareholders, but which is performance-oriented, proportionate and responsible.

Looking ahead, we see challenges and opportunities. Economic recovery remains fragile. Unemployment, and the recovery of housing markets in the United States and some European economies, will be key challenges in the year ahead. Sovereign risk, and the timing of the withdrawal of economic and fiscal stimulus measures by governments around the world, will be important factors in the post-crisis environment. Nevertheless, Deutsche Bank is very well positioned not only to meet these challenges but also to seize opportunities. We have moved swiftly and decisively to reposition our business, acquired highly important strategic leverage through targeted investments, and demonstrated profitability, capital strength and risk discipline. Our strategy is clear; we have all the resources we need to deliver it.

Much in our environment may change. However, my colleagues and I are absolutely determined that Deutsche Bank's commitment to its stakeholders will not change. We continue to commit ourselves to the communities in which we operate, and right through the crisis, we kept up our financial donations, and contributed our expertise and our time to these communities. We continue to believe that our long-term success lies in delivery of outstanding service to our clients. We continue to invest in the skills and the future development of our uniquely diverse employee base, and to create for them an environment of true meritocracy. And we will continue to strive to deliver sustainable value for you, our shareholders. Thank you for your loyalty and support.

Yours sincerely,



Dr. Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, March 2010

Group Executive Committee


1
2
8
9

1
Stefan Krause, born 1962
Management Board member since 2008. Chief Financial Officer, responsible for Finance, Tax, Corporate Insurance, Investor Relations, Audit and Group Strategy & Planning.

7
Dr. Hugo Bänziger, born 1956
Management Board member since 2006. Chief Risk Officer, responsible for Risk Management, Legal, Compliance, Corporate Security, Treasury and Corporate Governance.

2
Rainer Neske, born 1964
Management Board member since 2009. Head of Private & Business Clients.

8
Werner Steinmüller, born 1954
Head of Global Transaction Banking.

3
Dr. Josef Ackermann, born 1948
Management Board member since 1996. Chairman of the Management Board and the Group Executive Committee, responsible for Asset and Wealth Management, Corporate Investments, as well as Communications & Corporate Social Responsibility and Economics.

9
Anshu Jain, born 1963
Management Board member since 2009. Head of Global Markets.








4
Hermann-Josef Lamberti, born 1956
Management Board member since 1999. Chief Operating Officer, responsible for Human Resources, Information Technology, Operations and Process Management, Facility Management as well as Global Sourcing.

10
Michael Cohrs, born 1956
Management Board member since 2009. Head of Global Banking.

5
Kevin Parker, born 1959
Head of Asset Management.

11
Pierre de Weck, born 1950
Head of Private Wealth Management.

6
Seth Waugh, born 1958
Chief Executive Officer of Deutsche Bank Americas.

12
Jürgen Fitschen, born 1948
Management Board member since 2009. Global Head of Regional Management. Chairman of the Management Committee Germany.

Members of the Management Board of Deutsche Bank AG.





I remember my father telling me – so many times! – that to be successful, we not only have to do things correctly, but always better, and that's how Deutsche Bank works: they know what needs to be done, they know how to do it better and they do it.

Javier Rodríguez Eguía, Bilbao

Deutsche Bank Group

01

Well positioned for the future

Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. Its businesses are mutually reinforcing. During the worst financial crisis we have seen in decades, our diversified business model has proven its strength and resilience. In 2009 we strengthened our competitive position in many markets.

Management structure

The Management Board of Deutsche Bank AG has, as its prime responsibility, the Group's strategic management, resource allocation, financial accounting and reporting, risk management, and corporate control. It is supported in the performance of its leadership and oversight duties by the Corporate Center and by functional bodies which are chaired by Management Board members.

In April 2009 the Management Board was strengthened by the addition of four new members representing business and regional expertise. The Supervisory Board appointed Michael Cohrs, Head of Global Banking; Jürgen Fitschen, Head of Regional Management; Anshu Jain, Head of Global Markets; and Rainer Neske, Head of Private & Business Clients to the Management Board, which was thus expanded to a total of eight members.

The Group Executive Committee (GEC) was also reinforced through two new appointments in April, and now has a total of twelve members. It is made up of the members of the Management Board, the Heads of the core businesses who are not members of the Management Board, as well as the Head of the Americas Region. At regular meetings, the GEC analyzes the development of the business divisions, discusses matters of Group strategy, and develops recommendations that are presented to the Management Board. Josef Ackermann chairs both the Management Board and the GEC.

<table>
<tr><td colspan="3">Functional Committees</td></tr>
<tr><td colspan="3">Group Executive Committee
Management Board
Business Heads/Regional Head</td></tr>
<tr><td>Corporate and Investment Bank</td><td>Corporate Investments</td><td>Private Clients and Asset Management</td></tr>
<tr><td colspan="3">Regional Committees</td></tr>
</table>

Group Divisions

Deutsche Bank's Group Divisions are comprised of the following: the Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

The Corporate and Investment Bank

CIB is responsible for Deutsche Bank's capital markets business, comprising the origination, sales and trading of capital markets products including debt, equity, and other securities, together with our corporate advisory, corporate lending and transaction banking businesses. Our clients are institutions – both public sector entities, including sovereign states and supranational bodies, and private sector entities, from medium-sized businesses to large multinational corporations. CIB is subdivided into two Corporate Divisions: Corporate Banking & Securities (CB & S) and Global Transaction Banking (GTB).

Corporate Banking & Securities comprises our Global Markets and Corporate Finance businesses, and covers Deutsche Bank's origination, sales and trading of securities, corporate advisory and M & A businesses, together with other corporate finance activities. Global Transaction Banking covers Deutsche Bank's cash management for corporates and financial institutions, trade finance business and trust & securities services. Corporate Finance and Global Transaction Banking are together named Global Banking.

Private Clients and Asset Management

PCAM comprises two Corporate Divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

Asset and Wealth Management comprises two Business Divisions: Asset Management (AM) and Private Wealth Management (PWM). AM provides retail clients across the globe with mutual fund products through our DWS franchise. It also provides institutional clients, including pension funds and insurance companies, with a broad range of services from traditional to alternative investment products. PWM serves high net worth individuals and families worldwide. We provide these very discerning clients with a fully-integrated wealth management service, including inheritance planning and philanthropic advisory services.

Private & Business Clients (PBC) provides a full range of traditional banking products, including current accounts, deposits and loans, and investment management products mainly to private individuals and small to medium-sized businesses. Outside Germany, PBC has for some years operated in Italy, Spain, Belgium and Portugal, and more recently in Poland. We are also making focused investments in fast-growing Asian markets, such as China and India.

Corporate Investments

The Corporate Investments Group Division (CI) manages Deutsch Bank's global principal investment activities. These include our remaining industrial shareholdings, other equity investments and other non-core assets, which include certain real estate and credit exposures.

Our Strategy: Management Agenda Phase 4

The financial crisis has considerably changed parts of the capital markets and the banking landscape. New challenges have emerged and we have recognized the underlying need to adapt our strategy and adjust our business model accordingly. We therefore launched "Phase 4" of our Management Agenda in December 2009. It covers the period until 2011 and comprises the following key pillars:

- Increasing profitability and the quality of earnings in the Corporate and Investment Bank with renewed risk and balance sheet discipline. In Global Markets we will strengthen our global equity, commodity and electronic trading platforms. In Corporate Finance we aim to reach a top 5 position globally. And in Global Transaction Banking we will focus on maintaining our profitable growth, mainly organically, but also by making selective acquisitions, for example parts of the corporate and commercial banking activities of ABN Amro Bank N.V. in the Netherlands.

- In PCAM, focusing on core businesses and home market leadership. In Asset Management, we will concentrate on core product groups and improve efficiency. Across Private and Business Clients and Private Wealth Management, we will further strengthen our leading position in our German home market, capitalizing on opportunities such as those offered by our co-operation agreement with Deutsche Postbank and our acquisition of Sal. Oppenheim.

- Focusing on Asia as a key driver of revenue growth in our industry. Deutsche Bank is already very well positioned to profit from this. We will continue to invest in the region to strengthen our growth potential and propel us into even better competitive positions in CIB and GTB. At the same time, we aim to double the size of our PWM business within the region.

- Reinvigorating our performance culture, by recommitting to efficiency across our businesses with an intense focus on cost discipline and the optimization of infrastructure processes. As part of this, and to ensure better control of the bank, we will implement new performance metrics and continue to enhance our value-based management system.

We are confident that we will be able to continue our success story in what is likely to be an increasingly regulated environment.

Global presence


New York
Frankfurt am Main
London
Dubai
Singapore
Tokyo

● Regional major hub
• Capital of country in which we are represented.

The Foundations of long-term success

Effective corporate governance in line with the highest international standards is an important part of our identity. The essential framework for this is provided, first and foremost, by the German Stock Corporation Act and German Corporate Governance Code, which was last amended in June 2009. Since our share is also listed on the New York Stock Exchange, we are also subject to the relevant U.S. capital market legislation as well as the rules of the Securities and Exchange Commission (SEC) and New York Stock Exchange.

Our system of corporate governance lays the basis for responsible and performance-oriented management and control of Deutsche Bank which is geared towards sustainable value creation. It has four key elements: good relations with shareholders; effective cooperation between the Management Board and Supervisory Board; a system of performance-related compensation; and transparent and timely reporting.

Shareholders

As is legally required, our shareholders participate in decisions that are of material importance to the bank, including amendments to the Articles of Association, the appropriation of profit, authorization to issue new shares and important structural changes. Moreover, shareholders are able to vote on a non-binding basis on the remuneration system for the Management Board. Deutsche Bank has only one class of shares, with each share carrying the same voting right. To make it easier for our shareholders to exercise their voting rights, we support the use of electronic media for the Annual General Meeting. For example, shareholders can issue authorizations and their instructions to Deutsche Bank proxies via the internet.

Management Board

The Management Board is responsible for managing the company and exercises control over Deutsche Bank Group companies. It ensures compliance with all provisions of law and company internal policies. The members of the Management Board together with the heads of Deutsche Bank's core businesses who are not members of the Management Board, as well as the head of the Americas Region, form the Group Executive Committee (GEC). This committee analyzes the development of the business divisions, discusses matters of Group strategy and prepares recommendations for decisions taken by the Management Board.

Supervisory Board

The Supervisory Board oversees and advises the Management Board in its management of the business. It appoints the members of the Management Board, and together with the Management Board, draws up its long-term succession plans. Major decisions affecting the bank require Supervisory Board approval. The Supervisory Board specifies the information and reporting duties of the Management Board. In addition to the Mediation Committee, which is to be formed as a legal requirement, the Supervisory Board has established a Chairman's Committee, Audit Committee, Risk Committee and Nomination Committee.

Performance-Related Compensation
The compensation of the Management Board members is aligned, primarily, to the bank's actual financial performance, the ratio between our total shareholder return and the corresponding average figure for a selected group of peer companies on a two-year comparison, segmental results in some cases, as well as the Board Member's individual performance. The largest part of the variable compensation components is awarded on a deferred basis, is subject to clawback and determined to a reasonable extent by the sustained performance of Deutsche Bank, thereby taking account of both negative and positive developments.

Members of the Supervisory Board receive compensation that comprises a fixed component and a variable component based on the company's long-term performance, as well as a dividend-related bonus. The chairs and members of the Supervisory Board's Committees, and the chair and deputy chair of the Supervisory Board, receive additional compensation. In addition, the members of the Supervisory Board are awarded meeting fees and are also covered by a directors' and officers' liability insurance policy (D&O) taken out by Deutsche Bank.

The compensation of each member of the Management Board and the Supervisory Board, as well as the structure of our remuneration system, are published in the Compensation Report (please refer to the Financial Report 2009, page 320 ff.).

Financial Reporting in Compliance with International Standards
Shareholders and the public are regularly kept up to date, above all, through the Annual Report including the Consolidated Financial Statements, as well as the Interim Reports. Deutsche Bank Group's reporting is in accordance with International Financial Reporting Standards (IFRS). This provides for a high degree of transparency and facilitates comparability with our international peers.

Declaration of Conformity
On January 5, 2010, the Management Board and the Supervisory Board amended the annual Declaration of Conformity in accordance with § 161 of the German Stock Corporation Act. This was carried out beause the directors' and officers' liability insurance policy (D&O) now also has a deductible for the members of the Supervisory Board. As a result, Deutsche Bank now complies without exception with the recommendations of the Government Commission's German Corporate Governance Code.

Our complete Corporate Governance Report and the annual corporate governance statement for 2009 respectively are available on the Internet at www.deutsche-bank.com/corporate-governance, together with other documents on Deutsche Bank's corporate governance, such as the terms of reference for the Management Board, the Supervisory Board and its committees.

We continuously check our corporate governance in light of new events, statutory requirements and developments in domestic and international standards, and make the appropriate adjustments.

With courage and passion for the benefit of our shareholders, customers, staff and the community

In 2009, Deutsche Bank demonstrated its strength in the face of the worst financial crisis for decades. Our shareholders, our clients, our people, and the communities in which we operate all benefited from this. However, the economic environment is still fragile, and a number of challenges still lie ahead.

Shareholders	Clients
Staff	Society

Shareholders

The declines in value sustained by our owners in the immediate aftermath of the crisis have been significantly recouped thanks to a strong recovery in profitability and share price in 2009. We are consolidating the competitive advantage gained over our competitors by continuing to focus on cost-efficiency and by concentrating on products that are aligned to the needs of our customers. Our business model aims to deliver sustainable success; a strong capital base, and extensive risk management, which safeguards our shareholders' assets and our company's reputation, are essential elements of this model.

Customers

In a difficult environment, we act as a reliable partner to our customers, and we have proved our ability to provide constructive solutions which are tailored to their individual financial position. More than ever, we seek personal dialogue with our customers and recognise their desire for transparent banking products that are easy to understand. Our customers benefit directly from the experience we have gained in dealing with the recent crisis. Trust, expert advice and the ability not only to understand our customers' needs but also to meet them with first-class solutions benefits both parties: our customers' success is the essential basis of our own success.

Staff

If we have emerged stronger from the crisis, it is first and foremost thanks to our highly competent staff, with their skill, their commitment and their performance culture. The diversity of our staff helps us to understand better and faster not only our diverse customer base, but also the risks and trends of the globalized world. We are particularly focused on eliminating outdated stereotypes in order to ensure equal opportunities in the workplace.

Community

We see ourselves as part of society and, in return, we respect its perception of us. It is thus in our own interest to take our social responsibility very seriously and to contribute to tackling social problems. This goes far beyond our role as employer and taxpayer, and traditional engagement for social and cultural issues. It also means taking concrete measures and making our voice heard on the threats to climate change or possible solutions for the financial crisis.

Shareholders

Increased dividend.

Structural Data		2009	2008	2007
Number of shareholders		586,295	581,938	360,785
Shareholders by type in % of share capital[1]	Institutional (including banks)	74	71	86
	Private	26	29	14
Regional breakdown in % of share capital[1]	Germany	46	55	45
	European Union (excluding Germany)	31	25	31
	Switzerland	6	7	9
	U.S.A.	16	11	13
	Other	1	2	2

Key Figures	2009	2008	2007
Change in total return of Deutsche Bank share[2]	79.4 %	(66.8) %	(8.6) %
Average daily trading volume (in million shares)[3]	7.6	9.1	6.1
Dividend per share for the financial year (in €)	0.75[4]	0.50	4.50

Special Projects	
Capital increase	Capital increase in kind in March of 50 million shares in connection with the acquisition of a minority stake in Deutsche Postbank AG.
Investor Day	Investor meetings with members of the Management Board and the Group Executive Committee in December to discuss the new phase of Deutsche Bank's management agenda.
Investor surveys	Regular analyses of institutional investors' perception of Deutsche Bank to gauge the Deutsche Bank share's attractiveness as an investment.
Request to shareholders	In conjunction with a prize draw, we asked shareholders for their permission to send them all AGM documents by e-mail.

[1] Figures rounded
[2] Share price based on Xetra
[3] Orderbook statistics (Xetra)
[4] Proposal for the Annual General Meeting on May 27, 2010

Clients

Strong client relationships more important than ever.

Structural Data		2009	2008	2007
Number of clients (rounded)				
Corporate and Investment Bank		55,100	53,100	56,900
Private Clients and Asset Management	Private & Business Clients	14,600,000	14,600,000	13,800,000
	Asset & Wealth Management			
	Retail Asset Management[1] (Germany/Luxembourg)	4,150,000	3,410,000	2,926,000
	Institutional Asset Management	2,300	2,300	2,400
	Private Wealth Management[2]	78,000[3]	92,000	92,000

Key Figures		2009	2008	2007
Corporate and Investment Bank	Euromoney Poll of Polls, ranking[4]		2	1
	Euromoney Primary Debt Poll, ranking	3	1	2
	Euromoney FX Poll, ranking	1	1	1
	Euromoney Awards for Excellence, number of awards won	15	21	31
	Risk Awards	2	3	–
Private Clients and Asset Management	Fund Awards in Asset Management			
	DWS Investments as group winner[5]			
	Germany	–	2	2
	Austria	–	–	1
	Switzerland	–	–	1
	Deutsche Insurance Asset Management[6]			
	Best Global Insurance Asset Manager	1	1	–

Special Projects	
Corporate and Investment Bank	Deutsche Bank forms joint venture with Shanxi Securities Co. in the securities business in China.
	Fidelity offers retail investors access to Deutsche Bank's initial public offerings and follow-on issues.
	Global Transaction Banking opens offices in Kiev, Ukraine and Tianjin, China.
	Acquisition of Dresdner Bank AG's Global Agency Securities Lending business.
Private Clients and Asset Management	Private Wealth Management opens office in St. Moritz, Switzerland.
	Start of cooperation with Deutsche Postbank AG.
	In New York, launch of the world's first real-time carbon counter that displays greenhouse gases in the atmosphere.

[1] Number of accounts
[2] Number of relationships excluding Private Client Services (U.S.A.)
[3] Decline due to change in counting
[4] 2009 not conducted
[5] By Morningstar and Lipper, 2007: Standard & Poor's
[6] By Reactions Magazine

Staff

A solid employer in turbulent times.

Structural Data		2009	2008	2007
Staff (full-time equivalents)[1]		77,053	80,456	78,291
Divisions	Private Clients and Asset Management	39.8%	40.2%	39.9%
	Corporate and Investment Bank[2]	18.4%	18.7%	21.1%
	Infrastructure/Regional Management	41.8%	41.1%	39.0%
Regions	Germany	35.5%	34.7%	35.5%
	Europe (excluding Germany), Middle East and Africa	28.6%	28.7%	28.1%
	Americas	14.5%	15.3%	17.2%
	Asia/Pacific	21.4%	21.3%	19.2%
Qualifications[3]	University degree	63.5%	64.0%	64.4%
	High school certificate	19.1%	17.3%	17.4%
	Other school degrees	17.4%	18.7%	18.2%
Age[3]	up to 24 years	8.4%	9.9%	10.0%
	25–34 years	35.0%	35.5%	35.2%
	35–44 years	32.2%	31.7%	32.3%
	45–54 years	19.0%	17.9%	17.9%
	over 54 years	5.4%	5.0%	4.6%

Key Figures	2009	2008	2007
Employee Commitment Index	77	74	71
Employees leaving the bank for a new job	4.8%	7.3%	8.4%
Training (expenses in € million)[4]	86	114	115
Apprenticeship programs (expenses in € million)	41	41	41

Special Projects	
ATLAS program "Accomplished Top Leaders Advancement Strategy"	Initiative of Group Executive Committee under the patronage of Josef Ackermann, which aims to increase the pool of women eligible for the most senior positions in the firm.
db worldwide cover	Worldwide coverage 24 hours a day for business trips abroad with regard to medical and security services.

[1] Staff (full-time equivalent) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns
[2] Including Corporate Investments
[3] Number of staff (headcount)
[4] Basis of calculation adjusted

Society

Building social capital.

Structural Data	2009	2008	2007
Number of countries in which Deutsche Bank operates (including offshore sites)	72	72	76

Key Figures (in € million)	2009	2008	2007
Spending by Deutsche Bank for social responsibility activities	74.8	75.9	86.2
thereof:			
Deutsche Bank Americas Foundation	9.5	8.8	10.0
Deutsche Bank Corporate Social Responsibility UK	4.7	4.3	5.0
Deutsche Bank Asia Foundation	3.7	3.7	2.6
Spending by endowed Deutsche Bank foundations	6.3	6.4	6.6
Deutsche Bank Foundation	4.9	5.0	5.4
Other foundations	1.4	1.4	1.2
Total	**81.1**	**82.3**	**92.8**

Special Projects	
Solar energy	Participation as one of 13 partners in DII GmbH, which drives the realization of the innovative "Desertec" solar energy project.
Promoting education	Expansion of the "Financial Literacy" program in Germany (1,000 new instructors).
Microfinance fund	Placement of FINCA Microfinance Fund B.V., the first-ever single microfinance subordinated debt deal (U.S.$ 21.2 million).
Concert in Internet	Support of the Berliner Philharmoniker's innovative "Digital Concert Hall".
Theatre project	Playing Shakespeare with Deutsche Bank: in-school workshops, learning materials and 10,000 free tickets for students.





Deutsche Bank's unique financial solutions provided opportunities to strengthen the relationship between the Bank and Braskem.

Marcela Drehmer, Director of Finance, Braskem, São Paulo

Stakeholders

02

Statements relating to Deutsche Bank's competitive position, market share or ranking are based largely on external sources, including industry publications (e.g. Euromoney, etc.) and specialist information providers (e.g. Thomson Reuters, Dealogic, etc.).

A significant recovery in our share price

In the course of 2009, we saw a significant upturn in the financial markets, although a degree of uncertainty persisted. An extremely weak start to the year was followed by a period of stabilization and then recovery. The leading German index, the DAX, closed the 2009 trading year at 5,957 points, an increase of 23.9%; the DJ STOXX 50 recorded a similar gain (+24%). After falling sharply in the previous year, bank stocks enjoyed above average similar gains. The DJ STOXX Banks rose by 46.9% in 2009.

Deutsche Bank's share recovers

The Deutsche Bank share price rose by 78% to €49.42 in the reporting year; only one other DAX company share performed better. No other German bank, and only a few European bank shares, topped this performance. Our share price recovered from its annual low of €15.38 on January 21, and peaked at €58.29 on October 15. At the same time, substantial intraday price volatility decreased as the markets became less nervous.

Dividend

In the difficult environment of 2009, Deutsche Bank achieved good results. We will recommend a dividend of €0.75 per share to the Annual General Meeting 2010. This modest raise in our dividend, of 25 cents, reflects our priority to strengthen our capital base, whilst also acknowledging the loyalty of our shareholders, especially our many private shareholders.

Improved long-term return

Although equity markets picked up again in 2009, the severe price decline of the previous year continued to impact our long-term total shareholder return. An investor who bought Deutsche Bank shares for the equivalent of €10,000 at the start of 1980, reinvested dividends and subscribed to capital increases without injecting additional funds would have held a portfolio worth €90,208 at the end of 2009. This corresponds to an average annual return of 7.6%. Over the long-term, our share has slightly underperformed the DAX, which has recorded growth of 8.6% p.a. since the start of 1980.

Shareholder structure slightly changed

In % of share capital at year end


100
60
20
84
16
86
14
86
14
71
29
74
26
05
06
07
08
09
Institutional shareholders (incl. banks)
Private shareholders

Increased market capitalization

The volume of trading in our share on Xetra rose in the reporting year by just over €60 billion to €191 billion, the highest of any DAX company for the first time ever. This result was due to price gains, which more than offset the decline in the actual number of buy and sell transactions.

At the end of 2009, our share capital was based on 620,859,015 no par value shares, 50 million more than at the end of 2008. This rise reflects the capital increase via a contribution in kind to cover the acquisition of a stake in Deutsche Postbank AG in the spring. Thanks, in particular, to the much higher year-end closing price of the Deutsche Bank share, our market capitalization almost doubled to €30.7 billion (2008: €15.9 billion). The price gain also led to much larger weighting of our share in the DAX (5.8% versus 3.6% in the previous year).

On the New York Stock Exchange the number of transactions in our share grew on average by 48% in 2009. After more than tripling in the first six months, transaction volumes in the second half of the year subsequently returned to normal levels.

Foreign investors increase their participation

In 2009, the number of shareholders increased to a new all-time high of 630,033 in March, before settling back down to 586,295 at year end. In comparison with year-end 2008 this corresponds to a small addition of 4,357 shareholders. Private investors again accounted for 99% of our shareholders, holding 26% of the share capital (2008: 29%) of € 1,589,399,078. Institutional investors held 74% of the capital, up from 71% in 2008. This increase was wholly attributable to foreign institutions, while, on balance, German institutions were net sellers of our share. For example, the proportion of our share capital held by U.S. investors reached a record 16%, as especially institutional investors including banks increased their holdings. All in all, the percentage of shares held abroad rose to 54% (year-end 2008: 45%), while the percentage of shares held in Germany accordingly fell to 46% (year-end 2008: 55%).

Deutsche Bank shares remain almost completely in free float. As per December 31, 2009, the large shareholders exceeding the 3% reporting threshold that we were aware of were AXA S.A., France, with 4.64%, Credit Suisse Group, Zurich, with 3.86% and BlackRock Inc., New York with 4.72%.

Further increase in number of shareholders

In thousands at year end


700
350
412
348
361
582
586
05
06
07
08
09

Increasing interest in our Annual General Meeting

Our Annual General Meeting on May 26, 2009, in the Festhalle in Frankfurt am Main was attended by a record 6,700 shareholders, 700 more than in the previous year. The Management Board Chairman's customary report on the development of the business in the past year was followed by a lively question-and-answer session between share-

Long-term value


1,900
1,600
1,300
1,000
700
400
100
81
83
85
87
89
91
93
95
97
99
01
03
05
07
09

Total Return Index, beginning of 1980 = 100, quarterly figures
- Deutsche Bank
- DAX
Source: Datastream

Higher voting presence at the General Meeting

In % of share capital


45
30
15
25
41
43
33
42
05
06
07
08
09

holders and management on Deutsche Bank's current position and prospects. The Annual General Meeting approved the resolutions on the Agenda by large majorities. 41.94% of the voting capital was represented in the voting, significantly more than in 2008 (33.2%).

Minor share buybacks

The Annual General Meeting on May 26, 2009, authorized the bank to purchase own shares of a volume equivalent to up to 10% of the share capital by October 31, 2010. This authorization replaced the one from 2008. In July 2009, the Management Board resolved to repurchase 11.7 million shares for share-based employee compensation. In total, 11,672,726 shares, approximately 1.9% of the share capital, were repurchased by August 12, 2009, for a sum of €542 million.

As per December 31, 2009, the number of shares held in Treasury from buybacks totalled 0.6 million. This figure stems from 8.1 million shares at the beginning of the year, plus 11.7 million shares from buybacks, minus 19.2 million shares used to cover share-based compensation plans. No shares were cancelled in the year under review.

Since the start of our first share buyback program in mid-2002 until the end of August 2009, we have repurchased a total of 235 million shares worth €15.3 billion and cancelled 118 million Deutsche Bank shares with a value of €7.2 billion.

Capital increase for an acquisition

In March 2009, we issued 50 million shares worth €958 million through a capital increase in kind for the purchase of a minority shareholding in Deutsche Postbank AG from Deutsche Post AG. As a result of this, Deutsche Post AG held a stake of approximately 8% in Deutsche Bank until this was disposed of in its entirety at the beginning of July.

Once again, in 2009, Deutsche Bank did not accept any government aid. Despite this, we succeeded in raising our Tier-1 capital ratio by 2.5 percentage points to a record of 12.6% at year-end, entirely from our own resources.

Maintaining dialogue with investors in a variety of ways

The Investor Relations team fulfilled investors' and analysts' ongoing high demand for information in response to the turbulent financial markets in a variety of ways. We hosted discussions with investors in 386 individual and group meetings (compared to 495 in 2008 and 230 in 2007) as well as 14 international securities conferences, in most cases with members of the Management Board. In analyst conferences and conference calls, we regularly reported on the development of Deutsche Bank's business. We intensified our discussions with fixed-income investors as well as with investors who are increasingly making investment decisions on the basis of sustainability criteria. In December 2009, we held an Investor Day in Frankfurt am Main, attended by almost all members of the Group Executive Committee. More than 80 international financial analysts and institutional investors were present at the event, which was broadcast in full on the internet.

Increased internet use

We respond to questions and suggestions from our private investors primarily through our toll-free shareholder hotline and the internet. Interested parties can obtain comprehensive up-to-date information about the company from the Deutsche Bank website and use our interactive tools, for example, to analyze and compare the share price. All investor relations events are announced well in advance and broadcast live and in full over the internet where they are accessible to all. In addition, twice a year we discuss our current financial results and company strategy in an internet chat.

We sent almost 35,000 paperless invitations to the Annual General Meeting 2009 through the internet, around 14,500 more than in the previous year. This cuts costs and helps protect the environment. The number of shareholders using our convenient internet service and ordering online admission tickets or issuing powers of attorney and voting instructions to our company proxy increased significantly to 12,300.

Ratings in 2009 unchanged

Against a backdrop of increased risks in the wake of the financial crisis and the numerous pressures as a result, the credit rating agencies reviewed the credit ratings of banks worldwide in 2009. In the reporting year, Deutsche Bank was one of the few larger international banks to retain its long-term ratings by Moody's (Aa1), Standard & Poor's (A+) and Fitch (AA–).

Regional distribution of share capital

In % at year end 2009


46% Germany
31% Europe (excl. Germany)
16% U.S.A.
6% Switzerland
1% Other

On track to new strength

Global Markets: maintaining leadership in credit derivatives*

Market share in %



15
5
11.8
7.8
11.4
14.6
3
5
1
1
06
07
08
09

*Investment Grade flow credit derivatives
☐ Ranking in peer comparison
Source: Greenwich Associates

For our Corporate and Investment Bank (CIB) Group Division, 2009 was a year of significant recovery after the unprecedented market turbulence of the last quarter of 2008. This recovery was driven primarily by our Sales & Trading business, where revenues in some areas were significantly higher than before the crisis. In major regions and products we were able to substantially strengthen our competitive position. Our advisory business remained affected by low levels of market activity. Furthermore, lower interest rates dampened our revenues in transaction banking.

CIB comprises the two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking. Corporate Banking & Securities consists of the Global Markets and Corporate Finance Business Divisions. Corporate Finance and Global Transaction Banking are combined under the name Global Banking.

Corporate Banking & Securities

Global Markets undertakes the sales, trading and structuring of a wide range of financial market products, including bonds, equities and equity-linked products, exchange traded and over-the-counter derivatives, foreign exchange, money market instruments, securitised instruments, and commodities. Coverage of corporate and institutional clients is provided by Global Capital Markets and the Institutional Client Group. Global Markets Research provides world-class analysis of markets, products and trading strategies. The origination, underwriting and syndication of debt and equity securities are managed jointly by Global Markets and Corporate Finance.

Excerpt from segment reporting (Corporate and Investment Bank[1])

The Corporate and Investment Bank Group Division reported income before income taxes of €4.3 billion in 2009. The Corporate Banking & Securities Corporate Division achieved income before income taxes of €3.5 billion, versus a loss before income taxes of €8.5 billion in 2008. This turnaround was due predominantly to a strong performance in 'flow' trading products and significantly lower mark-downs on credit-related exposures. Both factors reflected a successful re-orientation of the sales and trading platform towards customer business and liquid flow products. Income before income taxes in the Global Transaction Banking Corporate Division decreased from €1.1 billion in 2008 to €776 million in 2009. The decline reflected primarily lower revenues resulting from a low interest rate environment, depressed asset valuations and lower depository receipts.

in € m.	2009	2008
Net revenues	18,804	3,201
Total provision for credit losses	1,816	408
Noninterest expenses	12,678	10,213
Income before income taxes	**4,321**	**(7,371)**
Return on equity (pre-tax) in %	23	(36)
Risk weighted assets	203,962	249,744
Assets	1,343,824	2,047,181

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2009 (Management Report).

Massive and coordinated government intervention in the early part of the year did much to restore investor confidence and contributed to a surge in activity. Volatility declined, credit spreads tightened, liquidity in the markets improved and relationships between asset classes returned to more normalized levels. Even so, the markets for securitisation remained largely inactive and correlation between asset classes remained high. As the year progressed, the volumes of trading and origination, as well as margins, reduced from the exceptional levels seen at the beginning of the year.

Against this backdrop, Global Markets successfully recalibrated, de-risked and deleveraged while gaining market share and generating record revenues. We dramatically reduced our use of resources, taking painful but necessary steps to cut headcount by almost a third from peak levels, and cutting risk-taking and balance sheet usage by more than half.

Fundamental to our efforts was a complete change in our approach to credit and equities, the asset classes most affected by the crisis of the past two years. We re-oriented our business away from proprietary trading and illiquid risk retention to focus on highly liquid, volume-driven platforms with excellent institutional relationships and the ability to structure effective client solutions. We created a world-class structuring platform and increased our ties to our biggest clients.

Our recalibration efforts paid off. We consolidated our leading position in foreign exchange, money markets and interest rate trading. In commodities and emerging market debt-trading, as well as electronic trading, we were particularly successful. As a result, we extended an eight-year run in which we have outperformed almost all of our leading competitors.

Foreign exchange sales and trading continued to be one of the strongest contributors to earnings over the year as we cemented our position as the top FX provider for a fifth year, according to Euromoney. Money markets also played a significant role in revenue generation, capturing opportunities during the volatile markets of the early part of the year. Our interest rate trading business had a record year, buoyed by investments in client-focused technology and innovative solutions.

Our credit business generated excellent underlying revenues while substantially reducing holdings of legacy assets. Having shut down dedicated credit proprietary trading, we were able to re-deploy resources within institutional client-facing flow businesses. Emerging market debt also staged an impressive recovery as our depth of geographic penetration paid off in better than expected markets.

Commodities trading continues to be a strategic priority and enjoyed a strong year, improving its capabilities through a new office in Calgary. Our equities business, meanwhile, captured market share in both cash and prime brokerage, where we were voted world's top prime broker for a second year by Global Custodian. We shifted the focus of our equity derivatives platform towards institutional flow derivatives and increased our return on resources in the slimmed-down dedicated equity proprietary trading unit.

Global Markets: world leader in foreign exchange

Market share in %


20
10
16.7
19.3
19.3
21.7
21.0
1
1
1
1
1
05
06
07
08
09

☐ Ranking in peer comparison
Source: Euromoney FX Survey

Awards 2009
Euromoney
"FX Poll - No 1 FX Bank"
"Best Risk Management House of the Year"
International Financing Review
"Derivatives House of the Year"
"Investment Grade Corporate Bond House of the Year"
International Financing Review Asia
"Bond House of the Year"
Risk 2009
"Inter Dealer Poll - No 1 Overall Bank"

Looking to 2010, the industry is likely to face a more rigorous regulatory environment and a return to more normal margins and volumes. At the same time, however, the levels of de-risking and trading-related losses are unlikely to be repeated. Clients' needs to strengthen their financial position also present extraordinary opportunities. We believe we are well-positioned for success in 2010.

Corporate Finance comprises Mergers and Acquisition Advisory (M&A), Equity Capital Markets (ECM), Leveraged Debt Capital Markets (LDCM), Commercial Real Estate (CRE), Asset Finance & Leasing (AFL) and corporate lending services. All products and services are delivered to clients through regional and industry-based client coverage.

Corporate Finance continued to strengthen its geographic reach and client focus with strategic investments in key regions and industries. As a result, Corporate Finance gained market share and improved its league table positions in key areas.

M&A activity declined considerably in 2009. However, there were indications that a recovery started during the fourth quarter. Based on announced volumes for the year, we maintained our top 5 position in Europe with notable advances in Spain and France, and significantly improved our position in Asia and Japan. Corporate Finance advised on several of the year's most prominent M&A transactions, including the creation of the largest energy company in Canada, the formation of the largest global confectionery player and advising a German sports car manufacturer on its combination to form a leading integrated car manufacturing group.

In 2009, our ECM franchise demonstrated strong competitive performance and experienced record growth momentum in the midst of a market recovery. Deutsche Bank gained market share and maintained position at No. 9 globally. In EMEA, Deutsche Bank executed the largest corporate equity issue. In the U.S.A., we achieved record market share and rank, as measured by fees, across all ECM products, including IPOs, follow-ons and convertibles, with an overall No. 7 position, up from No. 10 in preceding year. We were involved in the largest corporate convertible deal and further strengthened our position in real estate with a No. 3 ranking. In Australia, we improved market share with a No. 3 ranking. Deutsche Bank also ranked No. 1 in real estate and No. 3 in financial sectors.

Corporate Finance: increasing market share in Asia/Pacific*

Market share in %


6
4.9
3.7
3.8
2
07
08
09

*excluding Japan
Source: Dealogic, based on fees

Our LDCM franchise had a good year in 2009, characterised by its leading involvement in a resurgent high yield issuance market. As companies turned to the high yield bond market to refinance looming bank debt maturities, Deutsche Bank, with its strong leveraged finance franchise, was ideally placed to benefit and was a global top 3 player in this market and the clear No. 1 in EMEA. However, the market for underwritten debt continued to be challenging. Despite these conditions, Deutsche Bank continued to underwrite selective new business for strategic transactions where the risks and rewards made economic sense. Additionally, in a highly active secondary loan trading market, Deutsche Bank remained one of the primary market makers.

In 2009, the commercial real estate loan and securities markets continued to reflect the impact of the financial crisis. As a result, CRE focused on de-risking its loan book, managing market risk and where warranted prudently negotiated loan modifications in specific circumstances. Additionally, despite market challenges CRE recorded many accomplishments, including the successful execution of Deutsche Bank's first-ever Pfandbrief issuance in Europe and advising Freddie Mac on their multifamily loan CMBS securitization program. During the year, CRE also enhanced its CMBS secondary-market-making position in North America. Deutsche Bank Berkshire Mortgage, one of the leading multifamily GSE (Government sponsored enterprises) loan origination and servicing platforms recorded strong results on robust loan origination volumes and growth in its servicing portfolio. Throughout 2009, CRE provided advisory expertise to real estate companies, REITs, financial institutions, insurance companies, government agencies and regulators.

Deutsche Bank's Asset Finance & Leasing (AFL) business remained stable in difficult market conditions. Despite a significant global market decline in infrastructure/project finance advisory, AFL increased its advisory market share in 2009 thanks to major transactions in the European infrastructure sector. It continued to roll out a multi-asset class approach – with a focus on renewable energy and infrastructure – into North America and Asia. Winning an advisory mandate in the U.S.A. for financing of $6 billion concentrated solar power (CSP) projects was one of the highlights of the year. Furthermore, AFL closed a significant number of aircraft transactions in Europe, Asia and the Middle East, underlining its strength in this market.

Awards 2009
DealMakers
"Dealmaker of the Decade–South Africa"
Euromoney Awards for Excellence
"Best Bank in Germany"
"Best Investment Bank in the UK"
"Best Investment Bank in India"
"Best Equity House in North America"
Euromoney Real Estate Awards
"Best Bank Overall"
"Best Bank for Equity Related Issues"
International Financing Review
"European Loan House"
The Asset
"Best Foreign Investment Bank: Australia"
"Best M&A House: China"

Global Transaction Banking

Global Transaction Banking (GTB) delivers commercial banking products and services for corporate clients and financial institutions, including domestic and cross-border payments, professional risk mitigation and financing for international trade as well as the provision of trust, agency, depositary, custody and related services. GTB's businesses are Cash Management for Corporates and Financial Institutions, Trade Finance and Trust & Securities Services.

In 2009, Global Transaction Banking was affected by low interest rates, low asset values and reduced corporate activity. Nevertheless, we succeeded in growing market share in important business segments, continued our investments in new solutions and agreed important acquisitions.

Global Transaction Banking: market share in euro clearing

In %


20
10
17.0
16.6
17.4
18.7
21.1
05
06
07
08
09

Source: Bundesbank – "Target2 Germany"

Awards 2009
Asiamoney
"Best Overall Cash Management Bank in Asia for FIs"
Euromoney
"Best Cash Management Provider for Western Europe"
"Best Trade Finance Provider for Western Europe, Central & Eastern Europe"
"No. 2 Trade Finance Provider for North & Central America, South America"
"Top 3 Provider in the World's Major Markets for both USD and EURO"
Euroweek
"Best Issuing & Paying Agent for MTNs"
Global Custodian Agent Bank Review
"Highest Scoring Provider as Rated by Cross-Border Clients for the Emerging Markets Globally"
Global Custodian 2009 Hedge Fund Administration Survey
"Ranked No. 2 Hedge Fund Administrator"
Treasury Management International
"Best Global Cash Management Provider"
"Best Global Bank for Risk Management"

Our Cash Management franchise continued to gain from a "flight to quality" and captured market share over the past 12 months. We built on our leading position as euro clearer. We continued to invest in our payments platform for Single Euro Payment Areas (SEPA), and enhanced FX4Cash, our cross-currency payments solution. We also invested in solutions that will shape the future of the payments industry, through our partnership with a leading company in mobile payments, to launch a service allowing payments and money transfers to be made by mobile telephones. We continue to reap the rewards of our SEPA strategy for corporates and enjoy market recognition as a leading SEPA bank. Clients are taking full advantage of our SEPA-compatible systems for lower-value transfers, which went live in November 2009.

Trade Finance increased market share globally and invested in expanding its products and services. Despite a decrease in trade volumes caused by the economic downturn, risk-aversion in international and domestic trade resulted in strong demand for our risk-mitigating Trade Finance products and services. We worked extensively with export credit agencies and private risk insurers to structure a number of high-profile trade finance facilities. In addition, we took a lead role in structuring large loan syndications, particularly in Eastern Europe, the Middle East and Latin America.

Trust & Securities Services continued to expand its offering. We acquired the third-party agency securities lending business of Dresdner Bank AG from Commerzbank AG and further strengthened our sub-custodian business through a number of significant hires. We continued to expand our securities clearing business, and our third-party alternative fund administration services more than doubled its assets under administration. Furthermore, we won some significant American Depositary Receipt and share registrar mandates from leading corporate names. Our traditional debt and structured finance services businesses maintained top tier positions despite lower market volumes and introduced a number of new services, offering clients efficient solutions in areas such as distressed asset administration and disposal.

Recovery making progress

The Private Clients and Asset Management Group Division, or PCAM, comprises Deutsche Bank's investment management business for both private and institutional clients, together with our traditional banking activities for private individuals and small and medium-sized businesses.

Strategically, 2009 was a very important year for PCAM, most notably as we developed options for strengthening our leadership position in the private client business in our home market, Germany, and continued to re-position our platform for the post-crisis environment. PCAM substantially improved its results despite continued challenging conditions. Total invested assets recovered their upward trend, rising by €64 billion to €880 billion. This growth primarily reflects more positive market sentiment in the course of the year, but also included net inflows of funds worth €13 billion – a significant improvement compared with €3 billion in the previous year.

PCAM consists of two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Asset and Wealth Management

The Asset and Wealth Management Corporate Division comprises two business divisions: Asset Management and Private Wealth Management. Asset Management serves private individuals with a full range of mutual fund and alternative investment products, and institutional clients with a fully integrated asset management offering. Private Wealth Management serves the needs of wealthy individuals and families globally.

Asset Management (AM) clearly felt the impact of reduced client activity in the wake of the financial crisis in 2009. However, this effect weakened over the year, and the business returned to profitability in the third quarter. AM renewed its focus on core competencies in 2009 and re-positioned its business model: reducing costs, rightsizing

Asset Management: regional split of invested assets

Total of 496 €bn. end of 2009


214 Germany
210 Americas
29 Europe (excl. Germany, United Kingdom)
22 Asia/Pacific
21 United Kingdom

Excerpt from segment reporting (Private Clients and Asset Management[1])

The PCAM Group Division recorded income before income taxes in 2009 of €660 million versus €420 million in the previous year. In the Asset and Wealth Management Corporate Division, income before income taxes was €202 million in 2009, compared to a loss before income taxes of €525 million in 2008. The development was driven among others by the reversal of an impairment charge and the non-recurrence of specific charges in 2008. The Private & Business Clients Corporate Division generated income before income taxes of €458 million in 2009 versus €945 million in 2008. The development reflected lower revenues, driven by wariness on the part of retail investors in the wake of market turbulence in the fourth quarter 2008. Also contributing were higher provisions for credit losses and increased severance payments.

in €m.	2009	2008
Net revenues	8,264	9,041
Total provision for credit losses	806	668
Noninterest expenses	6,804	7,972
Income before income taxes	**660**	**420**
Return on equity (pre-tax) in %	8	5
Risk weighted assets	49,073	53,533
Assets	174,738	188,785

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2009 (Management Report).

DWS: leading mutual fund company in Germany

Assets under management at year end 2009 in € bn.


150
137.9*
100
50

*Including fund products of Deutsche Bank
DWS
Peers
Source: BVI

key business areas, de-risking the platform and marking down some assets, particularly in property and infrastructure.

Asset Management comprises four businesses: the retail mutual fund business (DWS Investments), alternative investments (RREEF), institutional asset management (DB Advisors) and asset management for insurance companies (Deutsche Insurance Asset Management). Overall, the business division had assets under management of €496 billion on December 31, 2009, which represented growth of €33 billion over the previous year. This increase was driven partly by net new asset inflows of €9 billion in total for 2009, starting in the second half of the year.

Retail funds

In the global mutual fund business, AM managed assets of € 166 billion at the end of 2009, which was € 19 billion more than a year before. In our home market, Germany, we maintained our position as the leading mutual fund company. In Europe, we are among the top ten mutual fund providers. Numerous awards testify to our achievements. In the year under review, DWS focused on its core product lineup and progressively centralized its manufacturing platform in Frankfurt.

We maintained our market presence in the U.S.A. and sharpened our focus on Asia, above all on India, Korea, Taiwan and China. Core strategic projects in Asia included the expansion of our partnership with Harvest Fund Management, China's fourth-largest mutual fund manager in which we hold a 30% stake.

Alternative investments

At the end of 2009, RREEF managed assets of €41 billion (2008: €50 billion). In response to the financial crisis and falling asset values in 2009, RREEF took a number of measures, including significantly de-risking its platform and outsourcing its property management function. In an annual survey conducted by Institutional Investor magazine, RREEF was ranked the world's fifth-largest real estate manager on the basis of assets under management (for year-end 2008). Our RREEF Asia Pacific Real Estate Securities Fund was named best-performing fund in 2009.

Together with consortium partners, RREEF participated in one of Europe's largest real estate transactions in 2009, acquiring a Spanish property portfolio comprising three landmark office assets and 944 bank branches.

Institutional asset management

At the end of 2009, DB Advisors managed € 173 billion in assets, up by €9 billion over year-end 2008. Initiatives to strengthen client service and distribution – particularly consultant relations – resulted in our products gaining positive recommendations from consultancies and attracting €8 billion worth of new mandates from clients. DB Advisors maintained its strong position in Germany, where it ranked No. 2 by institutional assets. It also expanded its global reach – increasing assets in the U.K., Europe's largest institutional market, primarily in fixed-income strategies. In Latin America, we opened for business in new markets, including Peru and Colombia and developed our Asia business through joint venture initiatives with our Chinese partner Harvest Fund Management Co.

Asset management for insurance companies

On December 31, 2009 Deutsche Insurance Asset Management (DIAM) had assets under management of €116 billion, compared with €102 billion a year before. DIAM achieved net-flow growth of €7 billion in the reporting year. DIAM continued to benefit from the global trend for insurance companies to outsource asset management. While continuing to provide services to the largest insurers, we also developed our business with smaller firms. Success with the consultants that advise insurance companies contributed to higher asset inflows in the year. In 2009, DIAM maintained its ranking as the No. 1 insurance asset manager by business volume. For the second consecutive year we were voted Best Global Insurance Asset Manager and Best Insurance Asset Manager in the London market by Reactions magazine.

Private Wealth Management: recovery in difficult environment

Invested assets at year end in €bn.


200
100
163
189
194
164
190
9
16
13
10
7
05
06
07
08
09

☐ net new money in €bn.

The **Private Wealth Management** Business Division (PWM) is one of the world's leading wealth managers, tailoring financial services to the individual needs of wealthy clients around the globe. With approximately 3,800 employees based in 30 countries, PWM is strongly positioned to serve approximately 78,000 demanding clients in 106 locations around the world, in both developed and emerging markets. In 2009, we opened a new office in St. Moritz, Switzerland. At year end, we managed €190 billion in total assets.

In the face of the global financial crisis, client behaviour changed significantly, with a meaningful shift of invested assets towards lower risk, more liquid asset classes and products. Throughout turbulent and then stabilizing markets, PWM continues to meet the needs of wealthy individuals, their families and select institutions, by drawing on a broad range of in-house products, as well as outstanding third-party investment offerings. Additionally, PWM focuses on dynamic asset allocation, designed to provide clients with a vehicle that responds to, and capitalizes on, fast changing market conditions. We also offer advice on matters such as inheritance and estate planning, art and philanthropy, and provide solutions for family offices and financial intermediaries.

PWM demonstrated resilience during the global financial crisis: invested assets increased by 15% or €26 billion over the course of the year. Favorable markets and net new money of €7 billion contributed to this. However, during 2009 the impact of the financial crisis left its mark on PWM. During the first quarter, invested assets came under heavy pressure, and it was only in the second quarter of the year that a clear growth trend re-asserted itself.

A landmark event for PWM during 2009 was the signing of a framework agreement between Deutsche Bank and the owners of Sal. Oppenheim jr. & Cie. S.C.A. which will allow us to acquire 100% of Sal. Oppenheim Group. With approximately €132 billion in assets under management as of December 31, 2009, Sal. Oppenheim is a market-leading private bank in Germany and Europe, family-owned since 1789. This deal represents an attractive opportunity for us to strengthen our leading position in our German home market and to add scale to our European business. We will preserve Sal. Oppenheim's identity, culture and service quality by sustaining and expanding its Asset and Wealth Management activities under the private bank's well-established brand.

Private & Business Clients: stable client deposits

Savings, time and sight deposits in €bn. at year end


150
50
66
72
96
118
116
05
06
07
08
09

PWM will also focus on its presence in growth markets in the Asia Pacific region. With net new money of €3 billion PWM continues to be recognized as a leading wealth advisor with high reputation in the region – named "Best Private Bank" by AsiaRisk, and ranked No. 1 in 9 of 24 categories in the private banking survey by Asiamoney.

PWM Germany also attracted higher net new money inflows – totalling €5 billion or 53% more than in 2008 – and received considerable recognition for the high quality of its wealth management services. As testimony to this, we were named "Top Wealth Manager" by €uro Magazine for the second consecutive year.

In the Ultra High Net Worth (UHNW) business PWM is already strong globally but is seeking to gain further share of this market segment particularly in key regions. To this end, we made a number of strategic hires in the United Kingdom. Business in the U.S.A. remained profitable in 2009 and banking deposits grew.

Maintaining an industry-leading risk management and control environment remains a top priority for PWM. Deutsche Bank is committed to a corporate culture in which our client's needs come first, and at the same time protecting the bank's reputation. PWM's considerable global presence combined with its focus on delivering the highest standards of client service will position us for sustainable growth in the coming years.

Private & Business Clients

Deutsche Bank's **Private & Business Clients** (PBC) Corporate Division provides branch banking and financial services to private customers as well as small and medium-sized business clients internationally. We hold a leading home-market position in Germany. PBC's range of products and advisory services includes payment and current account services, mutual funds and securities, loans to private individuals and businesses, and investment management and private retirement planning.

PBC's branch network comprises 1,821 branches in Germany, Italy, Spain, Belgium, Portugal, Poland, India and China. The Corporate Division also works with more than 3,000 independent financial advisors. Cooperation agreements with highly regarded partners, such as Deutsche Vermögensberatung AG (DVAG) in Germany and the financial services division of the national post office in Italy (BancoPosta) provide access to further client groups. Additionally, we offer standardized business with simple, cost-effective banking products in various countries under separate national brands. In Germany, for example, we also operate under the norisbank brand, while in Poland we do additional business under the db kredyt brand.

Despite extremely difficult economic and business conditions, PBC reported a satisfactory result in 2009. Our client numbers stabilized at 14.6 million. We maintained the Growth and Efficiency Program launched in 2008 aimed at growing our business and reducing our cost/income ratio.

In our home market Germany, PBC implemented the cooperation with Deutsche Postbank which we had agreed upon in 2008. Alongside standardized advisory services and complementary cross-selling of financial products, this co-operation also extends to IT and joint purchasing. We aim to achieve considerable synergy effects and additional long term growth through the cooperation with Postbank. The cooperation has been progressing very satisfactorily; initial results are above expectations.

2009 also saw positive developments in the norisbank business. Client numbers grew considerably and profitability exceeded initial expectations. In Berliner Bank, we began the migration from Berliner Bank's IT systems to the single PBC platform. However, we will maintain Berliner Bank as a strong local brand.

Across our German settlement platforms, we implemented a reorganisation of processes and structures, which significantly increased efficiency.

In Italy, the advisory business under the Deutsche Bank brand, in particular, developed well. We increased deposit volumes by 12% to €8.4 billion and increased client numbers by 4%. In Spain, we grew revenues and successfully implemented a series of targeted efficiency measures in the reporting year. Bucking the general trend in retail business, PBC Belgium turned in a profitable result in 2009. In Portugal, we reaped the benefit of our investments of recent years in our branch network by recording a full-year profit for the first time. In Poland, PBC was able to grow its business.

In Asia, we maintained our growth trajectory. We reached agreement to increase our stake in China's Hua Xia Bank to 17.1%. In India, we adjusted our business model to meet the challenges of the market, and in Vietnam we further extended our cooperation with Hanoi Building Bank (Habubank).

Private & Business Clients: unchanged number of branches in Germany

At year end


1,000
600
200
770
871
931
930
930
05
06
07
08
09

Acquisition of a minority stake in Deutsche Postbank AG

Corporate Investments: reducing industrial holdings

Cost basis in € bn. at year end


3
2
1
2.2
2.3
2.1
1.1
0.1
05
06
07
08
09

The Corporate Investments (CI) Group Division manages Deutsche Bank's global principal investment activities. These include our remaining industrial shareholdings, other equity investments, such as Deutsche Postbank AG, and other non-core assets, which include certain real estate and credit exposures.

In 2009, in line with our long term strategy, we further reduced our industrial shareholdings to a market value of € 154 million at the end of the reporting year. This includes a reduction of our investment in Daimler AG from 2.7% to 0.04% and the sale of our remaining stake of 2.4% in Linde AG.

As at the end of 2009, CI managed € 8.4 billion of assets relating to equity investments, including our minority stake in Deutsche Postbank AG acquired in February 2009. Equity investments also include the port operating company Maher Terminals and The Cosmopolitan Resort and Casino property in Las Vegas. Neither Maher nor Cosmopolitan are part of our core business, and in both cases management responsibility was transferred to CI, from Asset Management and from Corporate Banking & Securities respectively, in 2009.

At year end, other non-core assets amounted to € 16.1 billion. In December 2009, the € 12.0 billion liquidity facility for Deutsche Pfandbriefbank AG (formerly Hypo Real Estate Bank AG) was repaid in full. In December, however, we entered into a new liquidity facility for Deutsche Pfandbriefbank AG by subscribing € 9.2 billion ECB-eligible notes fully guaranteed by the Financial Market Stabilization Fund (SoFFin). Moreover, Deutsche Bank also participated in a liquidity facility for Sicherungseinrichtungsgesellschaft deutscher Banken mbH (SdB) relating to creditor claims vis-à-vis the Lehman Brothers operations in Germany. We thus acquired € 2.3 billion of ECB-eligible notes, also guaranteed by SoFFin.

Excerpt from segment reporting (Corporate Investments[1])

The Corporate Investments Group Division reported income before income taxes in 2009 of € 456 million (2008: € 1.2 billion). Revenues are mainly related to our minority stake in Deutsche Postbank AG.

in € m.	**2009**	**2008**
Net revenues	1,044	1,290
Total provision for credit losses	8	(1)
Noninterest expenses	581	95
Income before income taxes	**456**	**1,194**
Risk weighted assets	16,935	2,677
Assets	28,456	18,297

[1] Excerpt from segment reporting. For notes and other detailed information, see Financial Report 2009 (Management Report).

The executive arm of the Management Board

With its strategy, risk management and control functions, our central Infrastructure area – the Corporate Center – supports the Management Board in its executive duties. Most of the corresponding processes are globally integrated into the business divisions where our banking operations are located. This mode of operating, involving close contact to the market but independent reporting lines, is a key element of our leadership and organizational culture, and again proved to be successful during 2009.

The Corporate Center comprises the central functions Finance, Audit, Tax, Legal, Risk & Capital, Investor Relations, Communications & Corporate Social Responsibility, Human Resources, Group Strategy & Planning, and DB Research.

Deutsche Bank: increasing Tier 1 capital ratio

In % at year end


15
5
8.7
8.5
8.6
10.1
12.6
05[1]
06[2]
07[3]
08[4]
09[4]

[1] based on US-GAAP
[2] based on IFRS
[3] based on IFRS, Basel I
[4] based on IFRS, Basel II

Challenges overcome

In 2009, the overriding goal of our Human Resources activities was to firmly position Deutsche Bank as employer of choice in the financial sector worldwide. Based on global market research we re-defined our "employer value proposition", which is the way in which we address new employees in particular.

The central function Finance pushed ahead with its realignment in the reporting year, both introducing a comprehensive target and control system and further improving the transparency of its reporting systems. Group Strategy & Planning supported the Management Board in developing Phase 4 of our Management Agenda as well as an enhanced strategic planning process.

The financial and economical crisis, coupled with growing uncertainty on the financial markets, as well as complex discussions about potential changes to our regulatory framework, placed particularly high demands on the infrastructure areas Legal, Risk & Capital, Finance, Tax, Investor Relations, and Group Strategy & Planning. Against this backdrop, the ability to respond quickly and competently was more important than ever.

Communications & Corporate Social Responsibility globally manages Deutsche Bank's media relations as well as internal communications, brand communications and the corporate social responsibility program. It thus made a major contribution in 2009 to strengthening the Bank's profile and reputation across all markets.

Stable liquidity and capital at all times

Our Treasury team within Legal, Risk & Capital ensured that Deutsche Bank had ample liquidity reserves available at all times in 2009. In an extremely challenging market environment, we were able to increase our Tier 1 capital ratio to 12.6 % by the end of the year under review, the highest level since introduction of the Basel capital adequacy requirements.

A Culture of Diversity

Decreasing staff numbers

In thousands at year end*


90
60
30
63.4
68.8
78.3
80.5
77.1
05
06
07
08
09

*Full-time equivalent

Deutsche Bank's business model weathered the financial crisis well and proved to be sustainable and robust. Our employees also benefited from this strength. Unlike many of our peers, we did not need to carry out any large-scale restructuring in the year under review, although certain limited and targeted capacity adjustments had to be made in areas that had been sustainably impacted by the crisis. By the end of 2009, the number of (full-time) employees had fallen by 4.2 % compared to 2008, to 77,053 worldwide.

In the Corporate and Investment Banking (CIB) Group Division, the business most impacted by market disruptions, staff numbers declined by 641, a far more modest decline than in 2008. The financial centres London, New York and Hong Kong were most strongly affected by these cuts. In PCAM headcount was reduced by 1,997 full time employees, from 32,645 in 2008 to 30,648 in 2009. Capacity adjustments were made in selected regions and markets. In particular, these included Asset and Wealth Management in the USA as well as PBC across its international footprint after a program to foster growth and efficiency was introduced in October 2008. In our infrastructure functions which provide internal services to the entire group, headcount was reduced by 771 employees. While the number of employees in the service centres we established in India, the Philippines, in Birmingham (UK) and in Jacksonville (U.S.A.) increased by roughly 1,000, staff numbers at the other locations were reduced by around 1,800.

Both the age structure of our staff and the average length of service (10.1 years) remained almost unchanged in 2009.

Demographic change is a key challenge for Deutsche Bank as we seek to attract the best talents in the market. In 2009, we employed 1,429 apprentices in Germany and globally recruited 771 university graduates. Through our eight-week Summer Internship Program, we also gave 670 students the opportunity to gain practical experience of our daily business operations across Deutsche Bank Group. This program allows us to get to know promising and talented young people and generate their interest in a career at the bank before they graduate from university.

An employer of choice

We strive to attract and retain the best talent in the market and to be considered an employer of choice in the financial services sector wherever we operate. Accordingly, in 2009, we placed strategic focus on redefining our "employer value proposition" (EVP) on the basis of comprehensive global market research. This EVP states what talented applicants can expect from Deutsche Bank and what we expect from them. The new EVP is being incorporated in all measures for recruiting, retaining and developing staff.

The internet has become the most important source of information for jobseekers. To ensure that we make optimal use of this medium and to best present Deutsche Bank, our careers website was completely redesigned in 2009 (www.db.com/careers).

International surveys show that Deutsche Bank's attractiveness as an employer not only remained at a high level during the financial crisis, but also even increased in some areas. Deutsche Bank achieved 19th place in the Universum 2009 "World's Most Attractive Employers" survey involving some 120,000 students at top universities. We also climbed to 7th position in the Hay Group's ten "Most Admired Companies" in the banking sector.

An attractive place to work

We offer our staff an attractive and motivational working environment. In addition to performance-linked compensation, we provide numerous benefits, from medical check-ups, advice on personal issues, stress prevention, health and fitness, to support in caring for children or family members.

We seek to foster a balance between career and family – for example through flexible working hours. Since 2001, staff at Deutsche Bank and some of its subsidiaries have been able to structure their working life individually through the working-life time account db zeitinvest. In 2009, due to changes in legislation, we upgraded this model to give employees more flexible options.

A new compensation system

Deutsche Bank's performance-based compensation structure was already largely compliant with the requirements instituted as a result of the financial crises. Nevertheless, we take very seriously the criticism of compensation systems and practices at banks – especially with regard to variable compensation components – and immediately made adjustments. Already in 2009, for instance, we undertook to observe the principles set out by the Financial Stability Board (FSB) as well as the guidelines of the German Financial Services Supervisory Authority (BaFin).

One of the core components of the new compensation system consists of a reduction of the variable components while the fixed components will be increased accordingly. For some employees, the variable part of compensation will be made more contingent on the risk incurred, the capital allocations required for this and the sustainability of profits. Apart from paying a bonus in good times, we also introduced an option to "claw back" parts of the compensation in bad times (malus system). Most variable compensation components will be granted in the form of shares, which will be held back for a period of up to 3¾ years; all or part of this may be forfeited in the event of Deutsche Bank reporting a loss. The compensation system for the Management Board is based on the same principles. (For further information please refer to the Compensation Report in our Financial Report 2009, page 116 ff.)

Expatriate employees

At year end 2009: 9,784[1]


30% United Kingdom
28% Asia/Pacific
16% Europe (excl. Germany, United Kingdom), Middle East and Africa
14% Americas
12% Germany

[1] Including dual nationalities, full-time equivalent

Higher Employee Commitment Index*


Index ceiling = 100
80
60
68
68
71
74
77
05
06
07
08
09

*Annual, anonymous survey within Deutsche Bank by an independent institute

Promoting talent and ensuring succession planning

In our Talent Reviews, which we performed for over 12,000 employees in 2009, staff are evaluated based on their performance, potential, and readiness for promotion. This tool allows for the targeted development of employees and supports their career progression. In addition, we offer a broad range of specialized training courses to our employees covering topics such as business and finance, management training, leadership development as well as team and interpersonal skills.

We offer a wide-range of opportunities for development and retention of key talent, especially our most senior leaders. This includes creating talent pools across the bank and providing custom-tailored career and succession planning.

Embracing and promoting diversity

At Deutsche Bank, we see diversity as an integral part of our corporate culture and a commercial imperative. Our guiding principle is performance, irrespective of nationality, religion, race, sexual orientation, gender, age or ethnic origin. We are firmly convinced that in the long run, we will only remain competitive if we can rely on a broadly diversified workforce that cooperates closely across every kind of border. As an employer of people from 139 nations, it is essential for us to provide a bias-free, stimulating and inclusive working environment. To this end, we formed diversity councils at various locations worldwide under the leadership of top management during 2009. These councils are responsible for ensuring that the global diversity strategy based on Deutsche Bank's strategic goals is implemented also at regional level.

In the year under review, we paid particular attention to the topic of women in management positions. We continued to promote and foster the women's conferences and networks which have existed for many years. In 2009, the ATLAS program ("Accomplished Top Leaders Advancement Strategy") was launched under the patronage of the Chairman of the Management Board, Josef Ackermann, to increase the proportion of women in senior management positions and to prepare potential female candidates for top positions at the bank.

Strong commitment

Since 1999, Deutsche Bank has regularly commissioned an independent institute to carry out anonymous staff surveys, measuring employee satisfaction and commitment across the Group. In 2009 the commitment index reached a value of 77 (2008: 74), the highest in the history of the survey. This is a clear testimony to the high degree of identification with Deutsche Bank, despite the fact that due to the worst financial crisis in decades, global investment banks came under considerable public pressure in 2009.

Building Social Capital

Deutsche Bank regards Corporate Social Responsibility (CSR) as an investment in society and in its own future. Our goal as a responsible corporate citizen is to build social capital. Our foremost social responsibility is to be internationally competitive, to earn profits and to grow as a company.

Even in difficult economic conditions, we have shown an unwavering commitment to our role as a corporate citizen. That is why we once again invested more than €80 million in CSR related-programs and projects within our five areas of activity: Sustainability, Corporate Volunteering, Social Investments, Art & Music and Education.

Global social responsibility: investments by area of activity

In 2009 total of € 81.1 m.



39% Social Investments
29% Education
27% Art & Music
5% Corporate Volunteering

Sustainability: Ensuring Viability

To ensure stable environmental conditions, we take responsibility in permanently improving our environmental performance. In the business year, we implemented specific annual measures for the project "Climate-Neutral by 2012," such as buying renewable energy in Germany, Italy and Switzerland, and have regionally adapted our global Sustainability Management System, based on the ISO 14001 certification procedure. As one of 13 partners, we have joined DII GmbH – a company that drives the realization of the innovative "Desertec" solar energy project.

Since 2009, our employees have access to a Web-based learning application on Deutsche Bank's intranet. This application explains the fundamental principles of commercial sustainability based on the UN Global Compact principles, which have been firmly anchored in our guidelines for some years. It also shows examples of how our employees can act in an ecologically responsible manner in their daily business lives.

Corporate Volunteering: Committing Ourselves

An ever-growing number of Deutsche Bank employees personally contribute to charitable projects and initiatives around the world by providing their experience and expertise with the support of the Bank. Their commitment is proof that to Deutsche Bank, social responsibility means more than money. In 2009, 14% of our employees around the globe contributed 33,422 days as corporate volunteers in CSR programs.

Social Investments: Creating Opportunity

Our social initiatives create opportunities for people to overcome unemployment and poverty and enable them to support themselves in their lives. Deutsche Bank has been one of the leading institutions to engage in the microfinance sector for more than a decade, and has been a pioneer in developing microfinance instruments. We are also committed to improving the infrastructure of economically disadvantaged communities. For the Shoreditch neighborhood renewal project in one of the most economically deprived areas of London, we were honored with the "Business in the Community Award" in 2009.

Improving the SAM sustainability rating

Financial services companies
Index ceiling = 100



80
60
40
73
77
69
67
69
52
51
48
48
48
05
06
07
08
09

Deutsche Bank
Global Average
Source: SAM Research Inc.

In the same year, the Alfred Herrhausen Society of Deutsche Bank presented the "Deutsche Bank Urban Age Award" in Istanbul to the community initiative "Barış İcin Müzik" ("Music for Peace") – a music project targeting children between seven and ten years of age.

Art & Music: Fostering Creativity

Artistic creativity broadens minds, opens up new perspectives and inspires people to excel and achieve the extraordinary. For this reason, Deutsche Bank supports talented young artists and strives to provide access to art and music for as many people as possible. The Deutsche Bank Collection is one of the world's largest and most important corporate art collections. Contemporary works of art can be seen internationally in the Bank's own buildings, in exhibitions or on loan to museums and other cultural institutions. A highlight of the past year was the Joseph Beuys Exhibition in Istanbul, which will also be shown in seven museums throughout Latin America in 2010 and 2011. Our "Artist of the Year" for 2010 is Wangechi Mutu from Kenya, who represents all the young artists we support around the world.

Due to our initiative, the Berliner Philharmoniker, one of the best classical orchestras on the globe, has created a first in classical music – the "Digital Concert Hall." Since January 2009, thousands of classical music lovers worldwide have been able to listen to the concerts of the Berliner Philharmoniker Orchestra live on the Internet in outstanding visual and sound quality.

Education: Enabling Talent

Education is crucial to ensuring growth and prosperity of our society. Our education initiatives for children and young people around the world give them a fair chance – regardless of gender, race or the educational background of their parents.

With the "Teachers as Leaders" project in the U.S.A., for instance, we support teachers as role models for school children in underprivileged neighborhoods. Many of our projects aim to provide young people with training that enhances the skills and talents they already possess.

Within the scope of our academic cooperations, we awarded the "Deutsche Bank Prize in Financial Economics" for the third time in collaboration with the Center for Financial Studies in Frankfurt. The U.S. economist Robert J. Shiller was honored for his fundamental research in financial economics.

You will find more information about Deutsche Bank's global corporate social responsibility activities in our "Corporate Social Responsibility Report 2009."





Deutsche Bank has clearly come through the turbulence better than many other banks. This is certainly due in part to its infrastructure units. I am delighted that I was able to make a small contribution to the Bank's success.

Mary-Vic Tuban, Deutsche Knowledge Services Pte. Ltd., Manila

Consolidated Financial Statements

03

Statement of Income

Statement of Income

in € m.	2009	2008	2007
Interest and similar income	26,953	54,549	64,675
Interest expense	14,494	42,096	55,826
Net interest income	**12,459**	**12,453**	**8,849**
Provision for credit losses	2,630	1,076	612
Net interest income after provision for credit losses	**9,829**	**11,377**	**8,237**
Commissions and fee income	8,911	9,741	12,282
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	(9,992)	7,175
Net gains (losses) on financial assets available for sale	(403)	666	793
Net income (loss) from equity method investments	59	46	353
Other income (loss)	(183)	699	1,377
Total noninterest income	**15,493**	**1,160**	**21,980**
Compensation and benefits	11,310	9,606	13,122
General and administrative expenses	8,402	8,339	8,038
Policyholder benefits and claims	542	(252)	193
Impairment of intangible assets	(134)	585	128
Restructuring activities	–	–	(13)
Total noninterest expenses	**20,120**	**18,278**	**21,468**
Income (loss) before income taxes	**5,202**	**(5,741)**	**8,749**
Income tax expense (benefit)	244	(1,845)	2,239
Net income (loss)	**4,958**	**(3,896)**	**6,510**
Net income (loss) attributable to minority interest	(15)	(61)	36
Net income (loss) attributable to Deutsche Bank shareholders	4,973	(3,835)	6,474

Earnings per Common Share

in €	2009	2008	2007
Basic	7.92	(7.61)	13.65
Diluted[1]	7.59	(7.61)	13.05
Number of shares in million			
Denominator for basic earnings per share – weighted-average shares outstanding	628.1	504.1	474.2
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	655.4	504.2	496.1

[1] Includes numerator effect of assumed conversions

Balance Sheet

Assets

in € m.	Dec 31, 2009	Dec 31, 2008
Cash and due from banks	9,346	9,826
Interest-earning deposits with banks	47,233	64,739
Central bank funds sold and securities purchased under resale agreements	6,820	9,267
Securities borrowed	43,509	35,022
Financial assets at fair value through profit or loss		
Trading assets	234,910	247,462
Positive market values from derivative financial instruments	596,410	1,224,493
Financial assets designated at fair value through profit or loss	134,000	151,856
Total financial assets at fair value through profit or loss of which €79 billion and €69 billion were pledged to creditors and can be sold or repledged at December 31, 2009, and 2008, respectively	965,320	1,623,811
Financial assets available for sale of which €492 million and €464 million were pledged to creditors and can be sold or repledged at December 31, 2009, and 2008, respectively	18,819	24,835
Equity method investments	7,788	2,242
Loans	258,105	269,281
Property and equipment	2,777	3,712
Goodwill and other intangible assets	10,169	9,877
Other assets	121,538	137,829
Assets for current tax	2,090	3,512
Deferred tax assets	7,150	8,470
Total assets	**1,500,664**	**2,202,423**

Liabilities and equity

in € m.	Dec 31, 2009	Dec 31, 2008
Deposits	344,220	395,553
Central bank funds purchased and securities sold under repurchase agreements	45,495	87,117
Securities loaned	5,564	3,216
Financial liabilities at fair value through profit or loss		
Trading liabilities	64,501	68,168
Negative market values from derivative financial instruments	576,973	1,181,617
Financial liabilities designated at fair value through profit or loss	73,522	78,003
Investment contract liabilities	7,278	5,977
Total financial liabilities at fair value through profit or loss	722,274	1,333,765
Other short-term borrowings	42,897	39,115
Other liabilities	154,281	160,598
Provisions	1,307	1,418
Liabilities for current tax	2,141	2,354
Deferred tax liabilities	2,157	3,784
Long-term debt	131,782	133,856
Trust preferred securities	10,577	9,729
Obligation to purchase common shares	–	4
Total liabilities	**1,462,695**	**2,170,509**

Shareholders' equity

Common shares, no par value, nominal value of €2.56	1,589	1,461
Additional paid-in capital	14,830	14,961
Retained earnings	24,056	20,074
Common shares in treasury, at cost	(48)	(939)
Equity classified as obligation to purchase common shares	–	(3)
Net gains (losses) not recognized in the income statement, net of tax	(3,780)	(4,851)
Total shareholders' equity	**36,647**	**30,703**
Minority interest	1,322	1,211
Total equity	**37,969**	**31,914**
Total liabilities and equity	**1,500,664**	**2,202,423**

Statement of Cash Flows

in € m.	2009	2008	2007
Net income (loss)	**4,958**	**(3,896)**	**6,510**
Cash flows from operating activities:			
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	2,630	1,076	612
Restructuring activities	–	–	(13)
Gain on sale of financial assets available for sale, equity method investments, and other	(656)	(1,732)	(1,907)
Deferred income taxes, net	(296)	(1,525)	(918)
Impairment, depreciation and other amortization, and accretion	1,782	3,047	1,731
Share of net income from equity method investments	(189)	(53)	(358)
Income (loss) adjusted for noncash charges, credits and other items	**8,229**	**(3,083)**	**5,657**
Adjustments for net change in operating assets and liabilities:			
Interest-earning time deposits with banks	4,583	(3,964)	7,588
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(4,203)	24,363	5,146
Trading assets and positive market values from derivative financial instruments	726,237	(472,203)	(270,948)
Financial assets designated at fair value through profit or loss	24,890	169,423	(75,775)
Loans	17,213	(37,981)	(22,185)
Other assets	21,960	38,573	(42,674)
Deposits	(57,330)	(56,918)	47,464
Trading liabilities and negative market values from derivative financial instruments	(686,214	655,218	173,830
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	(7,061)	(159,613)	70,232
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(40,644)	(97,009)	69,072
Other short-term borrowings	2,592	(14,216)	6,531
Other liabilities	(15,645)	(15,482)	21,133
Senior long-term debt	(7,150)	12,769	22,935
Other, net	(1,243)	(2,760)	(1,216)
Net cash provided by (used in) operating activities	**(13,786)**	**37,117**	**16,790**
Cash flows from investing activities:			
Proceeds from:			
Sale of financial assets available for sale	9,023	19,433	12,470
Maturities of financial assets available for sale	8,938	18,713	8,179
Sale of equity method investments	574	680	1,331
Sale of property and equipment	39	107	987
Purchase of:			
Financial assets available for sale	(12,082)	(37,819)	(25,230)
Equity method investments	(3,730)	(881)	(1,265)
Property and equipment	(592)	(939)	(675)
Net cash paid for business combinations/divestitures	(20)	(24)	(648)
Other, net	(1,749)	(39)	463
Net cash provided by (used in) investing activities	**401**	**(769)**	**(4,388)**
Cash flows from financing activities:			
Issuances of subordinated long-term debt	457	523	429
Repayments and extinguishments of subordinated long-term debt	(1,448)	(659)	(2,809)
Issuances of trust preferred securities	1,303	3,404	1,874
Repayments and extinguishments of trust preferred securities	–	–	(420)
Common shares issued under share-based compensation plans	–	19	389
Capital increase	–	2,200	–
Purchases of treasury shares	(19,238)	(21,736)	(41,128)
Sale of treasury shares	18,111	21,426	39,729
Dividends paid to minority interests	(5)	(14)	(13)
Net change in minority interests	109	331	585
Cash dividends paid	(309)	(2,274)	(2,005)
Net cash provided by (used in) financing activities	**(1,020)**	**3,220**	**(3,369)**
Net effect of exchange rate changes on cash and cash equivalents	**690**	**(402)**	**(289)**
Net increase (decrease) in cash and cash equivalents	(13,715)	39,166	8,744
Cash and cash equivalents at beginning of period	65,264	26,098	17,354
Cash and cash equivalents at end of period	51,549	65,264	26,098
Net cash provided by (used in) operating activities include			
Income taxes paid (received), net	(520)	(2,495)	2,806
Interest paid	15,878	43,724	55,066
Interest and dividends received	28,211	54,549	64,675
Cash and cash equivalents comprise			
Cash and due from banks	9,346	9,826	8,632
Interest-earning demand deposits with banks (not included: time deposits of €5,030 m. as of December 31, 2009, and €9,301 m. and €4,149 m. as of December 31, 2008 and 2007)	42,203	55,438	17,466
Total	**51,549**	**65,264**	**26,098**


Prothrombin
PATIENT

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Further Information

04

Report of the Supervisory Board



Dr. Clemens Börsig
Chairman of the Supervisory Board

Again in 2009, despite all of the efforts of individual governments and central banks, the financial crisis, which developed into an economic crisis, determined the course of events on the capital markets. Increasingly, the consequences of the crisis for banks have become apparent, along with the measures necessary to prevent future crises. There will be stricter rules for banks, higher equity capital ratios and requirements in risk management as well as revised compensation systems, to mention only a few of the changes ahead. Our bank has accepted and will continue to accept these challenges, and will successfully master them in the future, too.

Following 2008, the year of the worst financial crisis in decades, Deutsche Bank again generated a profit after taxes and was able to increase its Tier 1 capital ratio to 12.6%. Our core Tier 1 capital ratio is at 8.7%. The bank's capital strength continues to be a top priority for the Management Board and Supervisory Board. We also took this into account in this year's dividend proposal. In particular, the bank's strategy and business model were aligned to the changed market and regulatory conditions. Consequently, risk-weighted assets were successfully reduced by more than €40 billion between the first quarter and end of the year 2009. We would like to thank the Management Board and the bank's employees for their great personal dedication.

In 2009, we addressed numerous statutory and regulatory changes that, in many cases, resulted in increased corporate governance requirements and a further intensification of the work of the Supervisory Board. Last year, we extensively discussed the bank's economic and financial development, its operating environment, risk position, planning and internal control system. We held in-depth discussions with the Management Board on the bank's strategy and continued implementation of the measures on the management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. Regular discussions were held between the Chairman of the Supervisory Board and the Chairman of the Management Board dealing with important topics and upcoming decisions. Between meetings, the Management Board kept us informed in writing of important events. Resolutions were passed by circulation procedure when necessary between the meetings.

Meetings of the Supervisory Board

The Supervisory Board held seven meetings in the 2009 financial year.

At the first meeting of the year on February 4, 2009, we discussed the development of business in 2008, the key figures of the Annual Financial Statements for 2008, a comparison of the plan-actual figures for 2008, the dividend proposal and the corporate planning for the years 2009 to 2011. Furthermore, we approved the structure of the Management Board's compensation system, along with key contractual elements based on the recommendation of the Chairman's Committee.

At the financial statements meeting on March 17, 2009, based on the recommendation of the Audit Committee and after a discussion with the auditor, we approved the Annual Financial Statements for 2008, which were thus established. Furthermore, the Corporate Governance Report as well as the Compliance and Anti-Money Laundering Report were discussed, and the corporate planning for the years 2009 to 2011 was noted with approval. As proposed by the Chairman's Committee, we expanded the Management Board by appointing four new members for a period of three years with effect from April 1, 2009. We obtained extensive information on the key risk positions and the Group's risk management. Changes in the composition of the Regional Advisory Boards and Advisory Councils in Germany were presented to us, and the resolution proposals for the Agenda of the General Meeting 2009 were approved.

At an extraordinary meeting on April 27, 2009, we were informed of the development of the bank's business in the first quarter of 2009. Furthermore, following speculation in the public, we announced our intention to extend Dr. Ackermann's appointment to the Management Board at our meeting on July 28, 2009, by another three years, until the end of the Ordinary General Meeting in 2013.

At another extraordinary meeting on May 15, 2009, we received and extensively discussed a preliminary report on events in the Corporate Security area produced by the law firm Cleary Gottlieb Steen & Hamilton, which had been retained to conduct an independent investigation.

At the meeting on the day before the General Meeting, we were informed of the status of the investigations in Corporate Security. Furthermore, we discussed the procedures for the General Meeting and the announced counterproposals. As necessary, resolutions were approved.

On July 28, 2009, we were informed of the bank's development in the first six months of the year. As intended, we extended Dr. Ackermann's appointment to the Management Board by three years, until the end of the Ordinary General Meeting in 2013. Furthermore, the final report by Cleary Gottlieb Steen & Hamilton on the events in the Corporate Security area was presented to us and extensively discussed. Mr. Jain provided an overview of the development and products of Global Markets, the business division he heads. Based on the supplements to the German Corporate Governance Code approved by the Government Commission in June 2009, amendments to the terms of reference for the Supervisory Board, for the Chairman's Committee, for the Audit Committee and for the Management Board were resolved, thus implementing all of the new recommendations of the Code. We were informed in detail of the significant regulations in the Modernization of Accounting Rules Act (BilMoG), the Act on the Appropriateness of Management Board Compensation (VorstAG) and the Act on Strengthening Financial Market and Insurance Supervision (GSFV).

At the last meeting of the year on October 28, 2009, we approved the intended acquisition of Sal. Oppenheim. Furthermore, we also agreed to the modified framework conditions for the acquisition of a significant portion of ABN Amro's commercial banking activities in the Netherlands. We were informed of the development of business in the third quarter and, together with the Management Board, discussed in detail the bank's strategic further development as well as the corresponding targets and planned measures. In addition, our discussions focussed on changes in regulatory framework conditions and the effects of the G-20 meeting resolutions on Deutsche Bank AG. Mr. Lamberti presented to us the Deutsche Bank Human Resources Report on staff development and succession planning.

In the year 2009, all members of the Supervisory Board participated in the Supervisory Board meetings with only few exceptions.

The Committees of the Supervisory Board

The Chairman's Committee met seven times during the reporting period. In addition, two telephone conferences took place. Between the meetings, the Chairman of the Chairman's Committee spoke with the Committee members regularly about issues of major importance. The Committee examined, in particular, the compensation system for the Management Board, including key contractual elements, the new statutory and regulatory requirements for Management Board compensation, the preparation of Management Board appointments, along with contract extensions, issues of succession planning and adjustments to the Management Board's terms of reference and business allocation plan. In addition, it prepared resolutions for the Supervisory Board and discussed the reports on the investigations of the Corporate Security area. Where required, the Committee gave its approval to Management Board members for their ancillary activities or to accept directorships at other companies. Furthermore, the Committee, as authorized on the basis of a Supervisory Board resolution, approved the Management Board's decision to acquire up to 7% of the shares in Deutsche Postbank AG on the capital market. Finally, it handled the implementation of the new recommendations and suggestions of the German Corporate Governance Code and recommended that the Supervisory Board introduce a deductible for the Supervisory Board in the directors' and officers' liability insurance policy.

At its six meetings, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country, market and operational risks, the Committee also discussed legal and reputational risks. The Committee's discussions addressed the bank's risk position along with the developments of the global financial crisis and their impacts on the bank. These included, in particular, the measures to scale back risks in our trading areas, the development of risks in leveraged finance, commercial real estate lending and monoline insurers. With regard to the treasury function, discussions focussed on the current and future drivers of regulatory capital requirements (risk-weighted assets) as well as the development of the bank's liquidity position. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met nine times in 2009. Representatives of the bank's auditor participated regularly in these meetings. Subjects covered were the audit of the Annual Financial Statements and Consolidated Financial Statements 2008, the quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and Exchange Commission

(SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2009 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the requirements of the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. It checked in detail to what extent our internal control systems are in accordance with the requirements of the Sarbanes-Oxley Act. The Committee assured itself of the effectiveness of the system of internal controls, risk management and internal audit and monitored the financial reporting and accounting process. When necessary, resolutions were passed or recommended for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of internal audit, on issues relating to compliance, on legal and reputational risks as well as on special investigations and significant findings of regulatory authorities. Internal Audit's plan for the year was noted with approval. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. At the last meeting of the year, the Committee obtained information from the Management Board and the auditor on key topics in planning for the Annual Financial Statements for 2009. These included, in particular, assets reclassified according to IAS39, the valuation of specific assets in Corporate Investments, risk positions and the planned audit procedures. Furthermore, reports were presented to the Committee on the delineation of core capital qualifications as well as on performance and balance sheet management.

Meetings of the Nomination Committee and the Mediation Committee, which was established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2009.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

Corporate Governance

Implementation of the new recommendations and suggestions of the German Corporate Governance Code was discussed at the Supervisory Board and Chairman's Committee meetings in July 2009. The Supervisory Board resolved to implement the new recommendations of the Code and accordingly amended the terms of reference for the Supervisory Board, Chairman's Committee, Audit Committee and Management Board as necessary.

In addition, the Chairman's Committee and Supervisory Board addressed the new regulations on Management Board compensation at several meetings. The Supervisory Board resolved, in accordance with the regulations of the Act on the Appropriateness of

Management Board Compensation (VorstAG), to introduce a deductible for the directors' and officers' liability insurance policy for the Management Board with effect from January 1, 2010. A corresponding deductible was simultaneously introduced for the directors' and officers' liability insurance policy for the Supervisory Board. As a result, the Management Board and Supervisory Board have been in compliance with all of the recommendations of the German Corporate Governance Code since January 1, 2010. Furthermore, the Supervisory Board resolved to retain an independent compensation consultant to check the structure of the Management Board's compensation and the appropriateness of the variable compensation for the 2009 financial year, develop proposals for the necessary adjustments, and provide comparative data and documents.

At its meeting in October 2009, the Supervisory Board resolved to carry out efficiency reviews, of both the full Supervisory Board and its Committees, on the basis of company-specific questionnaires. The results are to be discussed at the respective meetings during the period April to July 2010.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members. It also determined that all members of the Audit Committee are independent as defined by the regulations of the Securities and Exchange Commission (SEC) issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Dr. Clemens Börsig and Dr. Karl-Gerhard Eick were determined to be financial experts in accordance with the rules of the Securities and Exchange Commission (SEC) as well as § 107 (4) and § 100 (5) of Germany's Stock Corporation Act (AktG).

The Declaration of Conformity pursuant to § 161 Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2008, was reissued at the Supervisory Board meeting on October 28, 2009, and updated on January 5, 2010, following the introduction of the deductible for the Supervisory Board in the directors' and officers' liability policy.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on January 5, 2010, can be found in the Financial Report 2009 on pages 320 ff. and on our Internet website at http://www.deutsche-bank.de/ir/en/content/corporate_governance.htm. The terms of reference for the Supervisory Board and its committees as well as for the Management Board are also published there, each in their currently applicable versions.

Conflicts of Interest and Their Handling

The Risk Committee dealt with the loan approvals required pursuant to § 15 German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken, or who might have faced a possible conflict of interests for other reasons, did not participate in the discussion and voting.

Dr. Börsig did not participate in the discussions and voting on resolutions of the Supervisory Board, Audit Committee and Chairman's Committee regarding the investigations of events in the Corporate Security area or in the related engagement of external consultants in so far as these investigations concerned him personally. The respective meetings of the Supervisory Board and Chairman's Committee were held under the direction of the Deputy Chairperson, Ms. Ruck, or Mr. Todenhöfer. In the meeting of the Chairman's Committee on April 27, 2009, Dr. Börsig did not participate in some of the discussions of the succession planning for Dr. Ackermann. At these times, the meeting was directed by Mr. Todenhöfer. Dr. Börsig did not participate in the Chairman's Committee's voting on the resolution on the support provided to active and former members of the bank's management bodies by corporate center departments in connection with the performance of directorships and tasks on the bank's behalf. Furthermore, he did not participate in the Chairman's Committee's consultations and voting on the resolutions relating to the handling of the allocation of shares from DB Equity Units and DB Restricted Equity Units to active and former members of the Management Board. The resolutions were approved without his involvement.

Dr. Eick did not participate in the discussion of and voting on the acquisition of Sal. Oppenheim due to a possible conflict of interests.

Occasionally, there were latent conflicts of interest on the part of individual Supervisory Board members. During the reporting period, for example, Ms. Förster and Ms. Ruck, representatives of the employees, were also members of the Supervisory Board of Deutsche Bank Privat- und Geschäftskunden AG. They did not participate in the discussions of the relevant topics, which took place in some cases in the committees they were not members of. Additional special measures to address these latent and only occasional conflicts of interest were not required.

Litigation

As in the preceding years, the Supervisory Board was regularly informed of important lawsuits and discussed further courses of action. These included the actions for rescission and to obtain information filed in connection with the General Meetings in 2003, 2004, 2005, 2006, 2007, 2008 and 2009, as well as Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer. The General Meeting's election of shareholder representatives on May 29, 2008, was contested by several shareholders. The case is under appeal. A final court ruling is still pending.

The election of the shareholder representatives by the General Meeting on June 10, 2003, was confirmed, as in the lower courts, by Germany's Supreme Court, as the final court of appeal, on February 16, 2009.

Furthermore, the Supervisory Board was informed on a regular basis of important lawsuits and detailed reports on these were presented to the Audit and Risk Committees.

Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2009 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2009. The audits led in each case to an unqualified opinion. The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements along with the auditor's report and discussed these extensively with the auditor. The Chairman of the Audit Committee reported to us on this at today's meeting of the Supervisory Board. We agreed with the results of the audits after inspecting the auditor's reports as well as an extensive discussion and agreed to the recommendation of the Audit Committee and determined that, also based on the results of our inspections, there were no objections to be raised.

Today, we approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. We agree to the Management Board's proposal for the appropriation of profits.

Personnel Issues

At the Supervisory Board meeting on March 17, 2009, it was resolved to expand the Management Board by four new members. With effect from April 1, 2009, Michael Cohrs, Jürgen Fitschen, Anshuman Jain and Rainer Neske were appointed members of the Management Board of Deutsche Bank AG for a period of three years. Mr. Cohrs came to Deutsche Bank in 1995 and has been member of the Group Executive Committee since 2002. On the bank's Management Board, he is responsible for Global Banking. Mr. Fitschen has been with Deutsche Bank since 1987, was already member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002. He is responsible for Regional Management. Mr. Jain came to Deutsche Bank in 1995 and was appointed member of the Group Executive Committee in 2002. He is responsible for Global Markets. Mr. Neske joined Deutsche Bank in 1990 and was appointed member of the Group Executive Committee as well as Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG in 2003. On the Management Board of Deutsche Bank AG, he is responsible for the Private and Business Clients Business Division.

Frankfurt am Main, March 12, 2010
The Supervisory Board



Dr. Clemens Börsig
Chairman

Supervisory Board

Dr. Clemens Börsig
– Chairman,
Frankfurt am Main

Karin Ruck*
– Deputy Chairperson
Deutsche Bank AG,
Bad Soden am Taunus

Wolfgang Böhr*
Deutsche Bank AG,
Dusseldorf

Dr. Karl-Gerhard Eick
Deputy Chairman of
the Management Board of Deutsche Telekom AG
until February 28, 2009;
Chairman of the Management
Board of Arcandor AG
from March 1, 2009,
until September 1, 2009,
Cologne

Heidrun Förster*
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

Alfred Herling*
Deutsche Bank AG,
Wuppertal

Gerd Herzberg*
Deputy Chairman of
ver.di Vereinte Dienstleistungsgewerkschaft,
Hamburg

Sir Peter Job
London

Prof. Dr. Henning Kagermann
Co-Chief Executive Officer
of SAP AG until May 31, 2009,
Königs Wusterhausen

Martina Klee*
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
Toronto

Maurice Lévy
Chairman and Chief Executive
Officer of Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Dr. Theo Siegert
Managing Partner of
de Haen Carstanjen & Söhne,
Dusseldorf

Dr. Johannes Teyssen
Chief Operating Officer and
Deputy Chairman
of the Management Board
of E.ON AG,
Oberding

Marlehn Thieme*
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of
Robert Bosch Industrietreuhand KG,
Madrid

Werner Wenning
Chairman of the Management
Board of Bayer AG,
Leverkusen

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

*Elected by our employees in Germany.

Committees

Chairman's Committee
Dr. Clemens Börsig
– Chairman

Heidrun Förster*

Karin Ruck*

Tilman Todenhöfer

Mediation Committee
Dr. Clemens Börsig
– Chairman

Wolfgang Böhr*

Karin Ruck*

Tilman Todenhöfer

Audit Committee
Dr. Karl-Gerhard Eick
– Chairman

Dr. Clemens Börsig

Sir Peter Job

Henriette Mark*

Karin Ruck*

Marlehn Thieme*

Risk Committee
Dr. Clemens Börsig
– Chairman

Sir Peter Job

Prof. Dr. Henning Kagermann

Suzanne Labarge
– Substitute Member

Dr. Theo Siegert
– Substitute Member

Nomination Committee
Dr. Clemens Börsig
– Chairman

Tilman Todenhöfer

Werner Wenning

*Elected by our employees in Germany.

Group Four-Year Record

Balance Sheet

in €m.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Total assets	1,500,664	2,202,423	1,925,003	1,520,580
Loans	258,105	269,281	198,892	178,524
Total liabilities	1,462,695	2,170,509	1,885,688	1,486,694
Total shareholders' equity	36,647	30,703	37,893	33,169
Minority interest	1,322	1,211	1,422	717
Tier 1 capital	34,406	31,094	28,320	23,539
Total regulatory capital	37,929	37,396	38,049	34,309

Income Statement

in €m.	2009	2008	2007	2006
Net interest income	12,459	12,453	8,849	7,008
Provision for credit losses	2,630	1,076	612	298
Commissions and fee income	8,911	9,741	12,282	11,192
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	(9,992)	7,175	8,892
Other noninterest income	(527)	1,411	2,523	1,476
Total noninterest income	**15,493**	**1,160**	**21,980**	**21,560**
Compensation and benefits	11,310	9,606	13,122	12,498
General and administrative expenses	8,402	8,339	8,038	7,143
Policyholder benefits and claims	542	(252)	193	67
Impairment of intangible assets	(134)	585	128	31
Restructuring activities	–	–	(13)	192
Total noninterest expenses	**20,120**	**18,278**	**21,468**	**19,931**
Income (loss) before income taxes	**5,202**	**(5,741)**	**8,749**	**8,339**
Income tax expense (benefit)	244	(1,845)	2,239	2,260
Net income (loss)	**4,958**	**(3,896)**	**6,510**	**6,079**
Net income (loss) attributable to minority interest	(15)	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	4,973	(3,835)	6,474	6,070

Key figures	2009	2008	2007	2006
Basic earnings per share	€7.92	(€7.61)	€13.65	€12.96
Diluted earnings per share	€7.59	(€7.61)	€13.05	€11.48
Dividends paid per share in period	€0.50	€4.50	€4.00	€2.50
Return on average shareholders' equity (post-tax)	14.6%	(11.1)%	17.9%	20.3%
Pre-tax return on average shareholders' equity	15.3%	(16.5)%	24.1%	27.9%
Cost/income ratio	72.0%	134.3%	69.6%	69.8%
Tier 1 capital ratio[1]	12.6%	10.1%	8.6%	8.5%
Total capital ratio[1]	13.9%	12.2%	11.6%	12.5%
Employees (full-time equivalent)	77,053	80,456	78,291	68,849

[1] Ratios presented for 2009 and 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel II") as adopted into German law by the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). Ratios presented for 2007 and 2006 are based on the Basel I framework and thus calculated on a noncomparative basis.

Glossary

Alpha
Investment return in excess of the benchmark return

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

American Depositary Receipts (ADRs)
Negotiable certificates issued by U.S. banks and representing non-American equities deposited with them. ADRs simplify, reduce the cost of and accelerate trading in the American securities markets.

Asset-backed securities (ABS)
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → Securitization.

Asset Finance & Leasing
Center of competence for offering structured and innovative asset financing solution for durable and high value assets.

Average Active Equity
We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for serval ratios. However, active equity is not a measure provided for in → IFRS and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the Annual General Meeting.

Basel II
Revised capital framework of the Basel Committee which has replaced the former Basel I-regulations especially on the calculation of the regulatory risk position.

BIS
Bank for International Settlements domiciled in Basel.

Broker/Brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to Basel II
Capital recognized for regulatory purposes according to the new Basel Capital Adequancy Accord of 2004 for banks.
Capital according to Basel II consists of:
- Tier 1 capital: primarily share capital, reserves and certain → Trust Preferred Securities,
- Tier 2 capital: primarily participatory capital, cumulative preference shares, long-term subordinated debt and unrealized gains on listed securities,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Tier 2 capital is limited to 100 % of Tier 1 capital while the amount of long-term subordinated debt that can be recognized as Tier 2 capital is limited to 50 % of Tier 1 capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, as well as the reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Collateralized debt obligations (CDOs)
Investment vehicles based on a portfolio of assets that can include bonds, loans or derivatives.

Commercial mortgage-backed securities (CMBS)
→ Mortgage-backed securties (MBS), which are backed by commercial mortgage loans.

Compliance
Entirety of measures adopted to ensure that relevant laws, rules and internal regulations are adhered to and to prevent legal or regulatory sanctions as well as financial or reputational damage.

Corporate finance
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

Correlation
Reciprocal relationship between at least two variables (e.g. assets). It can be positive, in which case the variables move in the same direction, or negative when they move in opposite directions. However, correlation says nothing about causality (i.e. cause/effect). Correlation is an important tool used in asset allocation to diversify and/or hedge risks.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit trading
Trading in loan or credit-related products.

Custody
Custody and administration of securities as well as additional securities services.

Debt products
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

DJSI
Dow Jones Sustainability Indexes are an index family tracking the member companies' ecological and social achievements. Deutsche Bank has been listed in the DJSI World and the DJSI STOXX ever since they were first launched. www.sustainability-index.com

Earnings per share
Key figure determined according to → IFRS and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Equity Capital Markets (ECM)
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Euro Commercial Paper Program
Instrument allowing the flexible issuance of unsecured, short-term debt by an issuer. A program may comprise several bond issues over a period of time.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Family office
Financial services which are designed for families with very large and complex portfolios of assets and which protect customers' interests on the basis of absolute independence through optimal management and comprehensive coordination of individual wealth components.

Financial supply chain management
Optimization of financial payments along the supply chain.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS
International Financial Reporting Standards
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment banking
Generic term for capital market-oriented business. This primarily includes the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M & A advisory, structured finance and → Private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

Leveraged buyout
Debt-financed purchase of all or parts of a company or specific activities of a company. Interest and principal payments are financed from the acquired company's future revenues.

Management buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital.
Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Mortgage-backed securities (MBS)
Securities backed by mortgage loans. Sub-categories are → Residential mortgage-backed securities (RMBS) and → Commercial mortgage-backed securities (CMBS).

Option
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Portfolio
In general: part or all of one or all categories of assets (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Portfolio management
Management and administration of a → Portfolio of securities for a client. This can involve the continous review of the portfolio and, if agreed with the client, purchases and sales.

Pre-tax return on average active equity
Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as income before income taxes less minority interest, as a percentage of → Average active equity.

Prime services/brokerage
Suite of products including → Clearing and settlement, → Custody, reporting and financing of positions for institutional investors.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Quantitative investments
→ Portfolios of equities, bonds as well as → Hedge funds. Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes while applying quantitative methods and techniques.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

REIT
Real Estate Investment Trust is a tax designation for a corporation investing in real estate that reduces its corporate income tax. It provides a structure for investment in real estate similar to what mutual funds provide for investment stocks.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Residential mortgage-backed securities (RMBS)
→ Mortgage-backed securities (MBS), which are backed by residential mortgage loans.

Sale and lease back
Transaction in which one party sells assets such as real estate to another party and at the same time enters into an agreement to lease the assets for a pre-determined period of time.

Sarbanes-Oxley Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing of various kinds of claims by issuing securities (such as bonds or commercial paper).

Shareholder Value
Management concept that focuses strategic and operational decisionmaking on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Sharia-compliant
In accordance with Islamic Law.

SPAC (special purpose acquisition company)
Publicly traded buyout company that raises money in order to pursue the acquisition of an existing company.

Subprime
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk.

Sustainability
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

Swaps
In general: exchange of one payment flow for another. Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating). Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trust Preferred Securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking supervisory regulations they are part of Tier 1 capital if interest payments are not accumulated in case of losses (noncumulative trust preferred securities) and if the instruments do not have a stated maturity date of if they are not redeemable at the option of the holder. Otherwise they are included in Tier 2 capital (for example cumulative trust preferred securities).

Trust & Securities Services
Broad range of administrative services for securities. They include, for example, securities custody, trust administration, issuing and paying agent services, depositary bank function for → American Depositary Receipts (ADRs).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of IFRS, the main objective is to provide information useful for making decisions, especially for investors.

Imprint/Publications

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 91 000
deutsche.bank@db.com

Investor Relations
Telephone: +49 69 91 03 80 80
db.ir@db.com

Annual Review 2009
and Financial Report 2009
on the Internet:
www.deutsche-bank.com/09

Photos
Martin Joppen, Frankfurt
page 02 and page 57
Andreas Pohlmann, Munich
pages 08/09
Matthias Ziegler, Munich
pages 10/11, 24/25, 48/49, 54/55
and cover

This report is climate neutral. The amount of greenhouse gas emissions caused by production and distribution (110 t CO_2 equivalents) has been offset by additional investments in a high quality climate protection project.


Mix
FSC

We will be pleased to send you the following publications relating to our financial reporting

Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2009 and Financial Report 2009.

Annual Review 2009
(German/English)

Financial Report 2009
(German/English)

Annual Report 2009 on Form 20-F
(English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2009
(German/English)

List of Mandates
(German/English)

List of Shareholdings 2009
(German/English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2009
(from May 2010 in German and English)

How to order

by e-mail to
service-center@bertelsmann.de

on the Internet at
www.deutsche-bank.com/09

by fax to
+49 1805 070808

by phone to
+49 1805 802200

by post from
arvato logistics services
Bestellservice Deutsche Bank
Gottlieb-Daimler-Strasse 1
33428 Harsewinkel
Germany

Cautionary statement regarding forward-looking statements:
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 16 March 2010 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Crises are real life stress tests. A company's strengths and weaknesses both become apparent. Survival depends on foresight, sustainability, decisive action and the ability to adjust quickly to global change. It is a foregone conclusion that efficient banks are inherently necessary in a modern economy. But it is also true that the financial services sector must make its contribution to progress and change.

Deutsche Bank has come out of the financial crisis stronger; it is in better shape today globally than before. Being strong makes it possible to seize opportunities. And we intend to focus on realizing and ambitiously using our future potential. Our success is founded on our proven business model and our people, who excel through their advanced expertise, broad-based diversity and strong performance culture.
Strength in a new era.

Close to our clients


New York
London
Fr

■ Branch business with private & business clients

■ Branch and/or subsidiary

■ Representative offices (only)

Major regional hubs


London
Frankfurt am Main
Dubai
Singapore
Tokyo

Financial Calendar

2010	
Apr 27, 2010	Interim Report as of March 31, 2010
May 27, 2010	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 28, 2010	Dividend payment
Jul 28, 2010	Interim Report as of June 30, 2010
Oct 28, 2010	Interim Report as of September 30, 2010

2011	
Feb 3, 2011	Preliminary results for the 2010 financial year
Mar 15, 2011	Annual Report 2010 and Form 20-F
Apr 28, 2011	Interim Report as of March 31, 2011
May 26, 2011	**Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)**
May 27, 2011	Dividend payment
Jul 27, 2011	Interim Report as of June 30, 2011
Oct 26, 2011	Interim Report as of September 30, 2011

Our identity

We compete to be the leading global provider of financial solutions, [illegible] lasting value for our clients, our shareholders, our people and the communities in which we operate.

Our brand

[illegible] passion and precision. [illegible] confidence [illegible] agile minds [illegible]

Our values

Performance, Trust, Teamwork, Innovation, Client Focus

Our promise

Excellence, Relevant Client Solutions, Responsibility

Deutsche Bank

Financial Report 2009

Passion to Perform



Deutsche Bank

The Group at a Glance

	2009	2008
Share price at period end	€ 49.42	€ 27.83
Share price high	€ 58.29	€ 89.80
Share price low	€ 15.38	€ 18.59
Basic earnings per share	€ 7.92	€ (7.61)
Diluted earnings per share	€ 7.59	€ (7.61)
Average shares outstanding, in m., basic	628	504
Average shares outstanding, in m., diluted	655	504
Return on average shareholders' equity (post-tax)	14.6 %	(11.1)%
Pre-tax return on average shareholders' equity	15.3 %	(16.5)%
Pre-tax return on average active equity[1]	15.1 %	(17.7)%
Book value per basic share outstanding[2]	€ 57.81	€ 52.59
Cost/income ratio[3]	72.0 %	134.3 %
Compensation ratio[4]	40.5 %	70.6 %
Noncompensation ratio[5]	31.5 %	63.7 %
	in € m.	in € m.
Total net revenues	27,952	13,613
Provision for credit losses	2,630	1,076
Total noninterest expenses	20,120	18,278
Income (loss) before income taxes	5,202	(5,741)
Net income (loss)	4,958	(3,896)
	Dec 31, 2009	Dec 31, 2008
	in € bn.	in € bn.
Total assets	1,501	2,202
Shareholders' equity	36.6	30.7
Tier 1 capital ratio[6]	12.6 %	10.1 %
	Number	Number
Branches	1,964	1,950
thereof in Germany	961	961
Employees (full-time equivalent)	77,053	80,456
thereof in Germany	27,321	27,942
Long-term rating		
Moody's Investors Service	Aa1	Aa1
Standard & Poor's	A+	A+
Fitch Ratings	AA–	AA–

1 We calculate this adjusted measure of our return on average shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Pre-tax return on average active equity". However, this is not a measure of performance under IFRS and you should not compare our ratio to other companies' ratios without considering the difference in calculation of the ratios. The item for which we adjust the average shareholders' equity of € 34,016 million for 2009 and € 34,442 million for 2008 are the average unrealized net gains (losses) on assets available for sale/average fair value adjustment on cash flow hedges, net of applicable tax of € (884) million for 2009 and € 619 million for 2008 and the average dividend accruals of € 287 million for 2009 and € 1,743 million for 2008. The dividend payment is paid once a year following its approval by the general shareholders' meeting.

2 Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

3 Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

4 Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

5 Noncompensation noninterest expenses which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

6 The Tier 1 capital ratio excludes transitional items pursuant to Section 64h (3) German Banking Act.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

01 Management Report

02 Consolidated Financial Statements

03 Confirmations

04 Corporate Governance Statement/ Corporate Governance Report

05 Supplementary Information

Management Report

01

Operating and Financial Review

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2009 and 2008 have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft that issued an unqualified opinion.

Deutsche Bank Group

Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,501 billion as of December 31, 2009. As of that date, we employed 77,053 people on a full-time equivalent basis and operated in 72 countries out of 1,964 branches worldwide, of which 49 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

Group Divisions

We are organized into the Group Divisions Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Corporate and Investment Bank

In CIB, we carry out our capital markets business including our origination, sales and trading activities in debt, equity and other securities, as well as our advisory, credit and transaction banking businesses. CIB's institutional clients are public sector clients like sovereign countries and multinational organizations, and private sector clients like medium-sized companies and multinational corporations.

CIB is further sub-divided into the Corporate Divisions Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB).

CB&S includes the Corporate Divisions Global Markets and Corporate Finance, which globally carry out our securities origination, sales and trading businesses, as well as our mergers and acquisitions advisory and corporate finance businesses.

GTB includes our product offerings in trade finance, cash management and trust & securities services for financial institutions and other companies.

Private Clients and Asset Management

PCAM is further sub-divided into the Corporate Divisions Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

AWM consists of the Asset Management Business Division (AM) and the Private Wealth Management Business Division (PWM). The global retail mutual fund business of our subsidiary DWS forms part of AM. Furthermore, AM offers a variety of products to institutional clients like pension funds and insurance companies, including traditional investments, hedge funds as well as specific real estate investments. PWM offers its products globally to high net worth clients and ultra high net worth individuals, their families and selected institutions. PWM offers its demanding clients an integrated approach to wealth management, including succession planning and philanthropic advisory services.

PBC offers retail clients as well as small and medium sized business customers a variety of products including accounts, loan and deposit services as well as investment advice. Besides Germany, PBC has operated for a long time in Italy, Spain, Belgium and Portugal, and for several years in Poland. Furthermore, we make focused investments in emerging markets in Asia, for instance in China and India.

Corporate Investments

The CI Group Division manages our global principal investment activities.

Executive Summary

In 2009, the worldwide economy was significantly impacted by the global recession. The collapse in world trade affected especially Germany. Government stimulus measures worldwide prevented a further downturn. In the banking industry losses from traditional lending business reached record levels in 2009 in both Europe and the U.S., while investment banking revenues improved significantly versus 2008. In this environment, we generated a net income of € 5.0 billion and made the strength of our capital base a top priority, raising our Tier 1 capital ratio to 12.6 %. In addition, we reduced our risk-weighted assets to € 273 billion and improved our leverage ratio. We also reoriented our platforms in some core businesses and closed our dedicated credit proprietary platform.

We recorded income before income taxes of € 5.2 billion for 2009, compared with a loss before income taxes of € 5.7 billion for 2008. Net revenues of € 28.0 billion in 2009 were significantly above the € 13.6 billion reported for 2008. Our pre-tax return on average active equity was 15 % in 2009, versus negative 18 % in 2008. Our pre-tax return on average shareholders' equity was 15 % in 2009 and negative 16 % in 2008. Our net income was € 5.0 billion in 2009, compared with a net loss of € 3.9 billion in 2008. Diluted earnings per share were € 7.59 in 2009 and negative € 7.61 in 2008.

CIB's net revenues increased from € 3.2 billion in 2008 to € 18.8 billion in 2009. Overall Sales & Trading net revenues for 2009 were € 12.5 billion, compared with negative € 514 million in 2008. This primarily reflects significantly lower mark-downs on credit-related exposures in 2009, and the non-recurrence of losses in Credit Trading, Equity Derivatives and Equity Proprietary Trading incurred in 2008. Origination and Advisory revenues were € 2.2 billion in 2009, an increase of € 2.0 billion versus 2008, mainly reflecting the non-recurrence of significant net mark-downs of € 1.7 billion on leveraged loans and loan commitments in the prior year. PCAM's net revenues were € 8.3 billion in 2009, a decrease of € 777 million compared to 2008. The decrease included lower asset-based fees as a consequence of lower asset valuations during the first nine months of 2009, higher impairments related to real estate asset management in AWM and lower brokerage revenues in PBC as a consequence of the continued wariness on the part of retail investors. In CI, net revenues in 2009 included gains of € 1.0 billion related to our minority stake in Deutsche Postbank AG. Revenues in Consolidation & Adjustments (C&A) reflected gains of approximately € 460 million from derivative contracts used to hedge effects on shareholders' equity, resulting from obligations under share-based compensation plans.

Our noninterest expenses were € 20.1 billion in 2009, versus € 18.3 billion in 2008. The development was mainly driven by increased variable compensation as a result of the improved operating performance. It was also impacted by the bank payroll tax announced in the U.K. However, this increase was partially counterbalanced by the impact of changes to the bank's compensation structure, mainly reflecting an increase in the relative share of deferred compensation compared with prior periods.

In 2009, provision for credit losses was € 2.6 billion, versus € 1.1 billion in 2008. The increase was due to the overall deteriorating credit environment, including its impact on required positions for assets reclassified in accordance with IAS 39.

The following table presents our condensed consolidated statement of income for 2009 and 2008.

in € m. (unless stated otherwise)	2009	2008	2009 increase (decrease) from 2008 in € m.	2009 increase (decrease) from 2008 in %
Net interest income	12,459	12,453	6	0
Provision for credit losses	2,630	1,076	1,554	144
Net interest income after provision for credit losses	**9,829**	**11,377**	**(1,548)**	**(14)**
Commissions and fee income	8,911	9,741	(830)	(9)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	(9,992)	17,101	N/M
Net gains (losses) on financial assets available for sale	(403)	666	(1,069)	N/M
Net income (loss) from equity method investments	59	46	13	28
Other income (loss)	(183)	699	(882)	N/M
Total noninterest income	**15,493**	**1,160**	**14,333**	**N/M**
Total net revenues	**25,322**	**12,537**	**12,785**	**102**
Compensation and benefits	11,310	9,606	1,704	18
General and administrative expenses	8,402	8,339	63	1
Policyholder benefits and claims	542	(252)	794	N/M
Impairment of intangible assets	(134)	585	(719)	N/M
Restructuring activities	–	–	–	N/M
Total noninterest expenses	**20,120**	**18,278**	**1,842**	**10**
Income (loss) before income taxes	**5,202**	**(5,741)**	**10,943**	**N/M**
Income tax expense (benefit)	244	(1,845)	2,089	N/M
Net income (loss)	**4,958**	**(3,896)**	**8,854**	**N/M**
Net income (loss) attributable to minority interest	(15)	(61)	46	(75)
Net income (loss) attributable to Deutsche Bank shareholders	4,973	(3,835)	8,808	N/M

N/M – Not meaningful

Results of Operations

Consolidated Results of Operations

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Net Interest Income

The following table sets forth data related to our Net interest income.

in € m. (unless stated otherwise)	2009	2008	2009 increase (decrease) from 2008 in € m.	in %
Total interest and similar income	26,953	54,549	(27,596)	(51)
Total interest expenses	14,494	42,096	(27,602)	(66)
Net interest income	**12,459**	**12,453**	**6**	**0**
Average interest-earning assets[1]	879,601	1,216,666	(337,065)	(28)
Average interest-bearing liabilities[1]	853,383	1,179,631	(326,248)	(28)
Gross interest yield[2]	3.06 %	4.48 %	(1.42) ppt	(32)
Gross interest rate paid[3]	1.70 %	3.57 %	(1.87) ppt	(52)
Net interest spread[4]	1.37 %	0.91 %	0.46 ppt	51
Net interest margin[5]	1.42 %	1.02 %	0.40 ppt	39

ppt – Percentage points
1 Average balances for each year are calculated in general based upon month-end balances.
2 Gross interest yield is the average interest rate earned on our average interest-earning assets.
3 Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
4 Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
5 Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Net interest income in 2009 was € 12.5 billion, virtually unchanged compared to 2008. Interest income and interest expenses decreased significantly by € 27.6 billion each, mainly reflecting decreasing interest rate levels as a result of further rate cuts by central banks in 2009, in response to the credit crunch, and targeted asset reductions. Average interest earning assets, mainly trading assets, were reduced more significantly than average interest-bearing liabilities. The resulting decline in net interest income was offset by the positive effects from lower funding rates compared to 2008. These developments resulted in a widening of our net interest spread by 46 basis points and of our net interest margin by 40 basis points.

The development of our net interest income is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We enter into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges of interest rate risks for accounting purposes, the interest arising from the derivatives is reported in interest income and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading income.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The following table sets forth data related to our Net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m. (unless stated otherwise)	2009	2008	2009 increase (decrease) from 2008 in € m.	2009 increase (decrease) from 2008 in %
CIB – Sales & Trading (equity)	1,125	(1,513)	2,638	N/M
CIB – Sales & Trading (debt and other products)	4,375	(6,647)	11,022	N/M
Other	1,609	(1,832)	3,441	N/M
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	**7,109**	**(9,992)**	**17,101**	**N/M**

N/M – Not meaningful

Net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading (debt and other products) were gains of € 4.4 billion in 2009, compared to losses of € 6.6 billion in 2008. This development was mainly driven by significant losses in our credit trading businesses and mark-downs relating to provisions against monoline insurers, residential mortgage-backed securities and commercial real estate loans recorded in 2008. In addition, the result in 2009 included a strong performance in 'flow' trading products. In Sales & Trading (equity), net gains (losses) on financial assets/liabilities at fair value through profit or loss were gains of € 1.1 billion in 2009, compared to losses of € 1.5 billion in 2008, mainly due to the non-recurrence of losses recognized in Equity Derivatives and Equity Proprietary Trading in 2008. In Other products, net gains of € 1.6 billion on financial assets/liabilities at fair value through profit or loss in 2009 were mainly related to our minority stake in Deutsche Postbank AG recognized in CI and to gains from derivative contracts used to hedge effects on shareholders' equity, resulting from obligations under share-based compensation plans recorded in C&A. Net losses of € 1.8 billion from Other products in 2008 included net mark-downs of € 1.7 billion on leveraged finance loans and loan commitments.

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g. coupon and dividend income), and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.

In order to provide a more business-focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank.

in € m. (unless stated otherwise)	2009	2008	2009 increase (decrease) from 2008 in € m.	 in %
Net interest income	12,459	12,453	6	0
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	(9,992)	17,101	N/M
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**19,568**	**2,461**	**17,107**	**N/M**
Breakdown by Group Division/CIB product:[1]				
Sales & Trading (equity)	2,047	(1,895)	3,942	N/M
Sales & Trading (debt and other products)	9,735	317	9,418	N/M
Total Sales & Trading	11,782	(1,578)	13,360	N/M
Loan products[2]	767	1,014	(247)	(24)
Transaction services	1,177	1,358	(180)	(13)
Remaining products[3]	239	(1,821)	2,060	N/M
Total Corporate and Investment Bank	13,966	(1,027)	14,993	N/M
Private Clients and Asset Management	4,160	3,871	290	7
Corporate Investments	793	(172)	965	N/M
Consolidation & Adjustments	649	(211)	859	N/M
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**19,568**	**2,461**	**17,107**	**N/M**

N/M – Not meaningful

1 This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the group divisions' total revenues by product please refer to "Results of Operations by Segment".

2 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

3 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

Corporate and Investment Bank (CIB). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were € 11.8 billion in 2009, compared to negative € 1.6 billion in 2008. The main drivers for the increase were the non-recurrence of losses in Equity Derivatives, Equity Proprietary Trading and Credit Trading, as well as significantly lower mark-downs on credit-related exposures. In addition, the result in 2009 included a strong performance in 'flow' trading products. The decrease in Loan products was driven by lower interest income and gains (losses) on financial assets/ liabilities at fair value through profit or loss in the commercial real estate business, partly offset by mark-to-market gains in 2009, versus losses in 2008, on the fair value loan and hedge portfolio. In Transaction services, combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss decreased by € 180 million, primarily attributable to the low interest rate environment and lower depository receipts. The improvement of € 2.1 billion in Remaining products resulted mainly from significantly lower net mark-downs on leveraged loans and loan commitments in 2009 compared to 2008. In addition mark-to-market gains in 2009, versus mark-to-market losses in 2008, on investments held to back insurance policyholder claims in Abbey Life (offset in Policyholder benefits and claims in Noninterest expenses) contributed to the increase.

Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 4.2 billion in 2009, an increase of € 290 million, or 7 %, compared to 2008. The increase included higher net interest income from Loan products, mainly in PBC from increased loan margins, and from Other products, mainly driven by PBC's asset and liability management function.

Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 793 million in 2009, compared to negative € 172 million in 2008. The development primarily reflects gains related to our minority stake in Deutsche Postbank AG recognized during 2009.

Consolidation & Adjustments. Combined net interest income and net gains (losses) on financial assets/ liabilities at fair value through profit or loss were € 649 million in 2009, compared to negative € 211 million in 2008. The 2009 result included gains from derivative contracts used to hedge effects on shareholders' equity, resulting from obligations under share-based compensation plans, and higher net interest income on non-divisionalized assets/liabilities, including taxes, compared to 2008.

Provision for Credit Losses

Provision for credit losses was € 2.6 billion in 2009, versus € 1.1 billion in 2008. The provision in CIB was € 1.8 billion, versus € 408 million in the prior year, primarily reflecting a significant increase in the provision for assets reclassified in accordance with IAS 39, relating predominantly to exposures in Leveraged Finance. The remaining increase reflects impairment charges taken on a number of our counterparty exposures in the Americas and in Europe on the back of an overall deteriorating credit environment. The provision in PCAM was € 806 million, versus € 668 million in the prior year, predominantly reflecting a more challenging credit environment in Spain and Poland. Provision for credit losses in 2009 was positively impacted by changes in certain parameter and model assumptions, which reduced the provision by € 87 million in CIB and by € 146 million in PCAM.

For further information on the provision for loan losses see the "Risk Report – Credit Risk – Movements in the Allowance for Loan Losses."

Remaining Noninterest Income

The following table sets forth information on our Remaining noninterest income.

in € m. (unless stated otherwise)	2009	2008	2009 increase (decrease) from 2008 in € m.	in %
Commissions and fee income[1]	8,911	9,741	(830)	(9)
Net gains (losses) on financial assets available for sale	(403)	666	(1,069)	N/M
Net income (loss) from equity method investments	59	46	13	28
Other income (loss)	(183)	699	(882)	N/M
Total remaining noninterest income	**8,384**	**11,152**	**(2,768)**	**(25)**

N/M – Not meaningful

1 Includes:

	2009	2008	in € m.	in %
Commissions and fees from fiduciary activities:				
Commissions for administration	392	384	8	2
Commissions for assets under management	2,319	2,815	(496)	(18)
Commissions for other securities business	214	215	(1)	(0)
Total	**2,925**	**3,414**	**(489)**	**(14)**
Commissions, broker's fees, mark-ups on securities underwriting and other securities activities:				
Underwriting and advisory fees	1,767	1,341	426	32
Brokerage fees	1,682	2,449	(767)	(31)
Total	**3,449**	**3,790**	**(341)**	**(9)**
Fees for other customer services	2,537	2,537	0	0
Total commissions and fee income	**8,911**	**9,741**	**(830)**	**(9)**

Commissions and fee income. Total commissions and fee income was € 8.9 billion in 2009, a decrease of € 830 million, or 9 %, compared to 2008. Commissions and fees from fiduciary activities decreased € 489 million compared to the prior year, driven by lower assets under management in AM, as a consequence of the prevailing weak market conditions (mainly in the first nine months of 2009). Underwriting and advisory fees improved by € 426 million, or 32 %, mainly from increased primary issuances as market activity increased across all regions, partly offset by decreased fees from advisory as a result of continued low volumes of market activity. Brokerage fees decreased by € 767 million, or 31 %, primarily driven by lower customer demand in 2009 following the market turbulence in 2008. Fees for other customer services were unchanged compared to 2008.

Net gains (losses) on financial assets available for sale. Net losses on financial assets available for sale were € 403 million in 2009, versus net gains of € 666 million in 2008. The losses in 2009 were primarily attributable to impairment charges related to investments in CB&S and to AM's real estate business. The net gains in 2008 were mainly driven by gains of € 1.3 billion from the sale of industrial holdings in CI, partly offset by impairment charges in CIB's sales and trading areas, including a € 490 million impairment loss on available for sale positions.

Net income (loss) from equity method investments. Net income from equity method investments was € 59 million and € 46 million in 2009 and 2008, respectively. In 2009, income from our investment in Deutsche Postbank AG, recorded in CI, was partly offset by impairment charges on certain equity method investments in our commercial real estate business in CB&S. There were no significant individual items included in 2008.

Other income. Total Other income (loss) was a loss of € 183 million in 2009. The decrease of € 882 million compared to 2008 reflected primarily an impairment charge of € 575 million on The Cosmopolitan Resort and Casino property in 2009 and a lower result from derivatives qualifying for hedge accounting in 2009 compared to 2008.

Noninterest Expenses

The following table sets forth information on our noninterest expenses.

in € m. (unless stated otherwise)	2009	2008	2009 increase (decrease) from 2008	
			in € m.	in %
Compensation and benefits	11,310	9,606	1,704	18
General and administrative expenses[1]	8,402	8,339	63	1
Policyholder benefits and claims	542	(252)	794	N/M
Impairment of intangible assets	(134)	585	(719)	N/M
Restructuring activities	–	–	–	N/M
Total noninterest expenses	**20,120**	**18,278**	**1,842**	**10**

N/M – Not meaningful
1 Includes:

	2009	2008	in € m.	in %
IT costs	1,759	1,818	(59)	(3)
Occupancy, furniture and equipment expenses	1,457	1,434	23	2
Professional service fees	1,088	1,164	(76)	(7)
Communication and data services	672	698	(26)	(4)
Travel and representation expenses	408	504	(96)	(19)
Payment, clearing and custodian services	406	415	(9)	(2)
Marketing expenses	278	373	(95)	(25)
Other expenses	2,334	1,933	401	21
Total general and administrative expenses	**8,402**	**8,339**	**63**	**1**

Compensation and benefits. The increase of € 1.7 billion, or 18 %, in 2009 compared to 2008 reflected a higher variable compensation as a result of improved operating performance. It was also impacted by € 225 million in respect of the bank payroll tax announced by the U.K. government. However, this increase was partially offset by the positive impact of changes to our compensation structure, mainly reflecting an increased proportion of deferred compensation compared with prior periods, in line with the requirements of the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin, German Financial Supervisory Authority) and the guidelines agreed at the G-20 meeting in Pittsburgh in the U.S., in September 2009.

General and administrative expenses. General and administrative expenses increased by € 63 million in 2009 compared to 2008. The development in both years was impacted by specific significant charges. Such charges were higher in 2009 than in 2008. In 2009, these included € 316 million from a legal settlement with Huntsman Corp. and € 200 million related to our offer to repurchase certain products from private investors, both reflected in Other expenses. In 2008, a provision of € 98 million related to the obligation to repurchase Auction Rate Preferred ("ARP") securities / Auction Rate Securities ("ARS") at par from retail clients following a settlement in the U.S. was recorded in Other expenses. Without these specific charges, General and administrative expenses were down in 2009 compared to 2008, mainly from lower expenses for marketing, travel, professional services and IT.

Policyholder benefits and claims. The charge of € 542 million in the current year, compared to a credit of € 252 million in 2008, resulted primarily from the aforementioned effects from Abbey Life. These insurance-related charges are offset by related net gains on financial assets/liabilities at fair value through profit or loss.

Impairment of intangible assets. Included in 2009 was the reversal of an impairment charge on intangible assets of € 291 million in AM, related to DWS Investments in the U.S. (formerly DWS Scudder), which had been taken in the fourth quarter 2008. Also included were goodwill impairment charges of € 151 million in 2009 and of € 270 million in 2008, which were related to a consolidated RREEF infrastructure investment.

Income Tax Expense

A tax expense of € 244 million was recorded in 2009, compared to an income tax benefit of € 1.8 billion in the prior year. The tax expense in 2009 benefited from the recognition of deferred tax assets in the U.S., which reflects strong current performance and improved income projections of Deutsche Bank entities within that tax jurisdiction, specific tax items including the resolution of tax audits relating to prior years, and tax exempt income. The net tax benefit in 2008 was mainly driven by the geographic mix of income/loss and the valuation of unused tax losses. The effective tax rates were 4.7 % in 2009 and 32.1 % in 2008.

Segment Results of Operations

The following is a discussion of the results of our business segments. See Note [4] to the consolidated financial statements for information regarding

- our organizational structure;
- effects of significant acquisitions and divestitures on segmental results;
- changes in the format of our segment disclosure;
- the framework of our management reporting systems;
- consolidating and other adjustments to the total results of operations of our business segments;
- definitions of non-GAAP financial measures that are used with respect to each segment, and
- the rationale for including or excluding items in deriving the measures.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2009. Segment results were prepared in accordance with our management reporting systems.

2009 in € m. (unless stated otherwise)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	18,804	8,264	1,044	28,112	(159)	27,952
Provision for credit losses	1,816	806	8	2,630	(0)	2,630
Total noninterest expenses	12,678	6,804	581	20,063	57	20,120
therein:						
Policyholder benefits and claims	541	–	–	541	2	542
Impairment of intangible assets	5	(291)	151	(134)	–	(134)
Restructuring activities	–	–	–	–	–	–
Minority interest	(2)	(7)	(1)	(10)	10	–
Income (loss) before income taxes	4,312	660	456	5,428	(226)	5,202[1]
Cost/income ratio	67 %	82 %	56 %	71 %	N/M	72 %
Assets[2]	1,343,824	174,738	28,456	1,491,108	9,556	1,500,664
Average active equity[3]	19,041	8,408	4,323	31,772	2,840	34,613
Pre-tax return on average active equity[4]	23 %	8 %	11 %	17 %	N/M	15 %

N/M – Not meaningful

1 Includes a gain from the sale of industrial holdings (Daimler AG) of € 236 million, a reversal of impairment of intangible assets (Asset Management) of € 291 million (the related impairment had been recorded in 2008), an impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million which are excluded from the Group's target definition.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to Note [4]. For 'Total consolidated', pre-tax return on average shareholders' equity is 15 %.

2008 in € m. (unless stated otherwise)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consoli-dation & Adjustments	Total Consolidated
Net revenues	3,201	9,041	1,290	13,532	82	13,613
Provision for credit losses	408	668	(1)	1,075	1	1,076
Total noninterest expenses	10,213	7,972	95	18,279	(0)	18,278
therein:						
Policyholder benefits and claims	(273)	18	–	(256)	4	(252)
Impairment of intangible assets	5	580	–	585	–	585
Restructuring activities	–	–	–	–	–	–
Minority interest	(48)	(20)	2	(66)	66	–
Income (loss) before income taxes	(7,371)	420	1,194	(5,756)	15	(5,741)[1]
Cost/income ratio	N/M	88 %	7 %	135 %	N/M	134 %
Assets[2]	2,047,181	188,785	18,297	2,189,313	13,110	2,202,423
Average active equity[3]	20,262	8,315	403	28,979	3,100	32,079
Pre-tax return on average active equity[4]	(36) %	5 %	N/M	(20) %	N/M	(18) %

N/M – Not meaningful

1 Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million, a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million and an impairment of intangible assets (Asset Management) of € 572 million, which are excluded from the Group's target definition.

2 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to 'Total Consolidated'.

3 For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4 For the calculation of pre-tax return on average active equity please refer to Note [4]. For 'Total consolidated', pre-tax return on average shareholders' equity is (17) %.

Group Divisions

Corporate and Investment Bank Group Division

The following table sets forth the results of our Corporate and Investment Bank Group Division (CIB) for the years ended December 31, 2009 and 2008, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2009	2008
Net revenues:		
Sales & Trading (equity)	2,734	(631)
Sales & Trading (debt and other products)	9,795	116
Origination (equity)	663	334
Origination (debt)	1,132	(713)
Advisory	402	589
Loan products	1,623	1,393
Transaction services	2,606	2,774
Other products	(151)	(661)
Total net revenues	**18,804**	**3,201**
therein:		
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	13,966	(1,027)
Provision for credit losses	**1,816**	**408**
Total noninterest expenses	**12,678**	**10,213**
therein:		
Policyholder benefits and claims	541	(273)
Impairment of intangible assets	5	5
Restructuring activities	–	–
Minority interest	**(2)**	**(48)**
Income (loss) before income taxes	**4,312**	**(7,371)**
Cost/income ratio	67 %	N/M
Assets	1,343,824	2,047,181
Average active equity[1]	19,041	20,262
Pre-tax return on average active equity	23 %	(36) %

N/M – Not meaningful

1 See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division

The following table sets forth the results of our Corporate Banking & Securities Corporate Division (CB&S) for the years ended December 31, 2009 and 2008, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2009	2008
Net revenues:		
Sales & Trading (equity)	2,734	(631)
Sales & Trading (debt and other products)	9,795	116
Origination (equity)	663	334
Origination (debt)	1,132	(713)
Advisory	402	589
Loan products	1,623	1,393
Other products	(151)	(661)
Total net revenues	**16,197**	**428**
Provision for credit losses	**1,789**	**402**
Total noninterest expenses	**10,874**	**8,550**
therein:		
Policyholder benefits and claims	541	(273)
Impairment of intangible assets	5	5
Restructuring activities	–	–
Minority interest	**(2)**	**(48)**
Income (loss) before income taxes	**3,537**	**(8,476)**
Cost/income ratio	67 %	N/M
Assets	1,308,220	2,011,983
Average active equity[1]	17,881	19,181
Pre-tax return on average active equity	20 %	(44) %

N/M – Not meaningful
1 See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Net revenues in 2009 were € 16.2 billion, after mark-downs of € 925 million, versus € 428 million, after mark-downs of € 7.5 billion, in 2008. This development was due predominantly to strong performance in 'flow' trading products and the non-recurrence of trading losses recognized in the final quarter of 2008. Both factors reflected a successful reorientation of the sales and trading platform towards customer business and liquid, 'flow' products. 2009 revenues additionally benefited from favorable market conditions, including both margins and volumes, particularly in the first half of the year, together with record full-year revenues in Commodities and Emerging Market Debt trading.

Sales & Trading (debt and other products) revenues for the year were € 9.8 billion, compared to € 116 million in 2008. This increase primarily reflects significantly lower mark-downs of € 1.0 billion for the year, compared to € 5.8 billion in 2008, and the non-recurrence of Credit Trading losses of € 3.2 billion, mainly incurred in the fourth quarter of 2008. All 'flow' products benefited from wider bid-offer spreads and increased client volumes. Foreign Exchange and Money Markets reported strong revenues, although lower than the record levels seen in 2008. Rates and Emerging Markets generated record revenues, reflecting favorable market conditions. Commodities also had record revenues in 2009. Credit Trading had strong performance following a successful reorientation towards more liquid, client-driven business, which included the closure of our dedicated credit proprietary trading platform.

Sales & Trading (equity) revenues were € 2.7 billion, compared to negative € 631 million in 2008. The increase was driven by the non-recurrence of losses in Equity Derivatives of € 1.4 billion and in Equity Proprietary Trading of € 742 million, mainly in the fourth quarter 2008. In addition, there was a strong performance across all products, especially Equity Trading. Equity Derivatives performance improved significantly after the first quarter 2009 following the reorientation of the business. Equity Proprietary Trading performed well throughout 2009 with substantially lower risk than in 2008.

Origination and Advisory revenues were € 2.2 billion, an increase of € 2.0 billion versus 2008. This increase was mainly in debt origination, and reflected the non-recurrence of net mark-downs of € 1.7 billion on leveraged loans and loan commitments in the prior year, compared with net mark-ups of € 103 million in the current year. Equity origination revenues grew substantially by € 328 million to € 663 million as market activity increased across all regions. Advisory revenues decreased by € 187 million, or 32 %, as global volumes declined from the prior year and were at the lowest level since 2004.

Loan products net revenues were € 1.6 billion, an increase of € 230 million, or 17 %, versus 2008, mainly driven by mark-to-market gains on the investment grade fair value loan and hedge portfolio in the current year, compared with unrealized net mark-to-market losses in 2008.

Other products revenues were negative € 151 million, an increase of € 511 million over 2008. This development was driven by mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, partly offset by an impairment charge of € 500 million relating to The Cosmopolitan Resort and Casino property and losses on private equity investments recorded in the first quarter 2009.

The provision for credit losses was € 1.8 billion, versus € 402 million in 2008. The increase primarily reflected provisions for credit losses related to Leveraged Finance assets which had been reclassified in accordance with the amendments to IAS 39, together with additional provisions as a result of deteriorating credit conditions, predominantly in Europe and the Americas.

Noninterest expenses increased € 2.3 billion, or 27 %, to € 10.9 billion. The increase mainly reflects higher performance-related compensation in line with improved results and effects from Abbey Life. In addition, noninterest expenses included charges of € 200 million related to the bank's offer to repurchase certain products from private investors in the third quarter 2009, and of € 316 million related to a legal settlement with Huntsman Corp. recorded in the second quarter 2009. These were partly offset by savings from cost containment measures and lower staff levels.

Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

Under the amendments to IAS 39 and IFRS 7 issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned the accounting more closely with the business intent. Assets that were reclassified in the third quarter 2008 were reclassified with effect from July 1, 2008 at the fair value as of that date. Where the business decision to reclassify was made by November 1, 2008 and these assets met the reclassification rules and the Group's internal reclassification criteria, the reclassifications were made with effect from October 1, 2008 at the fair value of that date. Business decisions to reclassify assets after November 1, 2008 were made on a prospective basis at fair value on the date reclassification was approved.

The tables below show the net contribution of the reclassification accounting for CB&S. The tables show that the reclassifications resulted in € 273 million losses to the income statement and € 1.2 billion gains foregone in net gains (losses) not recognized in the income statement for 2009. For the full year 2008, the reclassifications resulted in € 3.3 billion gains to the income statement and € 1.8 billion gains to net gains (losses) not recognized in the income statement. The consequential effect on credit market risk disclosures is provided in "Update on Key Credit Market Exposures".

2009 impact of the reclassifications		Dec 31, 2009		Year ended Dec 31, 2009
	Carrying value	Fair value	Impact on income before income taxes	Impact on net gains (losses) not recognized in the income statement
	in € bn.	in € bn.	in € m.	in € m.
Sales & Trading – Debt				
Trading assets reclassified to loans	18.2	15.9	407	–
Financial assets available for sale reclassified to loans	9.3	8.2	(16)	(1,102)
Origination and Advisory				
Trading assets reclassified to loans	6.1	5.7	(664)	–
Loan products				
Financial assets available for sale reclassified to loans	–	–	–	(114)[1]
Total	**33.6**	**29.8**	**(273)[2]**	**(1,216)**
of which related to reclassifications made in 2008	30.7	27.1	(472)	(1,216)
of which related to reclassifications made in 2009	2.9	2.7	199	–

1 The negative amount shown as the annual movement in net gains (losses) not recognized in the income statement is due to an instrument being impaired in the year. The decrease in fair value since reclassification that would have been recorded in equity would then be removed from equity and recognized through the income statement.
2 In addition to the impact in CB&S, income before income taxes increased by € 18 million in PBC.

2008 impact of the reclassifications		Dec 31, 2008		Year ended Dec 31, 2008
	Carrying value	Fair value	Impact on income before income taxes	Impact on net gains (losses) not recognized in the income statement
	in € bn.	in € bn.	in € m.	in € m.
Sales & Trading – Debt				
Trading assets reclassified to loans	16.2	14.3	2,073	–
Financial assets available for sale reclassified to loans	10.5	8.5	121	1,712
Origination and Advisory				
Trading assets reclassified to loans	7.4	6.4	1,101	–
Loan products				
Financial assets available for sale reclassified to loans	0.3	0.1	–	114
Total	**34.4**	**29.3**	**3,295[1]**	**1,826**

1 In addition to the impact in CB&S, income before income taxes increased by € 32 million in PBC.

The assets reclassified included funded leveraged finance loans with a fair value on the date of reclassification of € 7.5 billion which were entered into as part of an "originate to distribute" strategy. Assets with a fair value on the date of reclassification of € 9.4 billion were contained within consolidated asset backed commercial paper conduits at reclassification date. Commercial real estate loans were reclassified with a fair value on the date of reclassification of € 9.1 billion. These loans were intended for securitization at their origination or purchase date. The remaining reclassified assets, which comprised other assets principally acquired or originated for the purpose of securitization, had a fair value of € 11.9 billion on the reclassification date.

Update on Key Credit Market Exposures

The following is an update on the development of certain key credit positions (including protection purchased from monoline insurers) of those CB&S businesses on which we have previously provided additional risk disclosures.

Mortgage Related Exposure: We have mortgage related exposures through a number of our businesses, including our CDO trading and origination and U.S. and European mortgage businesses. The following table presents the mortgage related exposure from the businesses described, net of hedges and other protection purchased.

Mortgage related exposure in our CDO trading and origination, U.S. and European residential mortgage businesses

in € m.	Dec 31, 2009	Dec 31, 2008
Subprime and Alt-A CDO exposure in trading and origination businesses:		
CDO subprime exposure – Trading[1]	317	485
CDO subprime exposure – Available for sale	34	86
CDO Alt-A exposure – Trading	22	54
Residential mortgage trading businesses:		
Other U.S. residential mortgage business exposure[2]	1,301	1,259
European residential mortgage business exposure[3]	179	257

1 Classified as Subprime if 50 % or more of the underlying collateral are home equity loans.
2 Thereof € 389 million Alt-A, € 71 million Subprime, € 244 million Other and € 597 million Trading-related net positions as of December 31, 2009 and € 1.0 billion Alt-A, € (134) million Subprime, € (57) million Other and € 403 million Trading-related net positions as of December 31, 2008.
3 Thereof United Kingdom € 145 million, Italy € 26 million and Germany € 8 million as of December 31, 2009 and United Kingdom € 188 million, Italy € 56 million and Germany € 13 million as of December 31, 2008.

In the above table, exposure represents our potential loss in the event of a 100 % default of securities and associated hedges, assuming zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different exposures; for each position the delta represents the change of the position in the related security which would have the same sensitivity to a given change in the market).

The table above relates to key credit market positions exposed to fair value movements through the income statement. It excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of December 31, 2009 of € 1.9 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 370 million, CDO subprime exposure – Trading € 432 million) and as of December 31, 2008 of € 1.9 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 336 million, CDO subprime exposure – Trading € 373 million).

The table also excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower repayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.

The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits and losses will depend on actual market movements, basis movements between different components of our positions, and our ability to adjust hedges in these circumstances.

Exposure to Monoline Insurers: The deterioration of the U.S. subprime mortgage and related markets has generated large exposures to financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if actual defaults occur in the underlying assets (or collateral). There is ongoing uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions (e.g., liquidation) we can accelerate claims regardless of actual losses on the underlying assets.

The following tables summarize the fair value of our counterparty exposures to monoline insurers with respect to U.S. residential mortgage-related activity and other activities, respectively, in each case on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The other exposures described in the second table arise from a range of client and trading activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt. The tables show the associated credit valuation adjustments ("CVA") that we have recorded against the exposures. CVAs are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency. The ratings in the tables below are the lower of Standard & Poor's, Moody's or our own internal credit ratings as of December 31, 2009 and December 31, 2008.

Monoline exposure related to U.S. residential mortgages				**Dec 31, 2009**				**Dec 31, 2008**
in € m.	**Notional amount**	**Fair value prior to CVA**	**CVA**	**Fair value after CVA**	**Notional amount**	**Fair value prior to CVA**	**CVA**	**Fair value after CVA**
AA Monolines:								
Super Senior ABS CDO	–	–	–	–	–	–	–	–
Other subprime	142	70	(6)	64	76	40	–	39
Alt-A	4,337	1,873	(172)	1,701	5,063	1,573	(37)	1,536
Total AA Monolines	**4,479**	**1,943**	**(178)**	**1,765**	**5,139**	**1,613**	**(37)**	**1,576**
Non Investment Grade Monolines:								
Super Senior ABS CDO	–	–	–	–	1,110	1,031	(918)	113
Other subprime	–	–	–	–	258	80	(24)	56
Alt-A	–	–	–	–	1,293	336	(346)	(10)
Total Non Investment Grade Monolines	–	–	–	–	**2,660**	**1,447**	**(1,288)**	**159**
Total	**4,479**	**1,943**	**(178)**	**1,765**	**7,799**	**3,060**	**(1,325)**	**1,735**

Other Monoline exposure				Dec 31, 2009				Dec 31, 2008
in € m.	Notional amount	Fair value prior to CVA	CVA	Fair value after CVA	Notional amount	Fair value prior to CVA	CVA	Fair value after CVA
AA Monolines:								
TPS-CLO	2,717	925	(85)	840	3,019	1,241	(29)	1,213
CMBS	1,004	68	(6)	62	1,018	117	(3)	115
Corporate single name/Corporate CDO	2,033	(3)	–	(3)	6,273	222	(2)	219
Student loans	232	39	(4)	35	277	105	(2)	103
Other	902	249	(23)	226	587	288	(5)	283
Total AA Monolines	**6,888**	**1,277**	**(117)**	**1,160**	**11,174**	**1,974**	**(41)**	**1,933**
Non AA Investment Grade Monolines:								
TPS-CLO	–	–	–	–	416	215	(59)	156
CMBS	–	–	–	–	5,537	882	(111)	771
Corporate single name/Corporate CDO	–	–	–	–	5,525	272	(38)	234
Student loans	–	–	–	–	53	20	(3)	17
Other	–	–	–	–	498	94	(16)	78
Total Non AA Investment Grade Monolines	**–**	**–**	**–**	**–**	**12,029**	**1,484**	**(228)**	**1,256**
Non Investment Grade Monolines:								
TPS-CLO	876	274	(100)	174	831	244	(74)	169
CMBS	5,932	813	(355)	458	672	125	(56)	69
Corporate single name/Corporate CDO	4,366	26	(12)	14	787	9	(2)	6
Student loans	1,221	560	(319)	241	1,185	906	(227)	680
Other	1,645	278	(102)	176	1,244	504	(229)	275
Total Non Investment Grade Monolines	**14,040**	**1,950**	**(887)**	**1,063**	**4,719**	**1,787**	**(588)**	**1,199**
Total	**20,928**	**3,227**	**(1,004)**	**2,223**	**27,922**	**5,245**	**(857)**	**4,388**

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2009 and December 31, 2008, the exposure on wrapped bonds related to U.S. residential mortgages was € 100 million and € 58 million, respectively, and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 54 million and € 136 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

The following table shows the roll-forward of CVA held against monoline insurers from December 31, 2008 to December 31, 2009.

Credit valuation adjustment in € m.	2009
Balance, beginning of year	**2,182**
Settlements	(1,686)
Increase	686
Balance, end of year	**1,182**

Commercial Real Estate Business: Our Commercial Real Estate business takes positions in commercial mortgage whole loans which are originated and either held with the intent to sell, syndicate, securitize or otherwise distribute to third party investors, or held on an amortized cost basis. The following is a summary of our exposure to commercial mortgage whole loans as of December 31, 2009 and December 31, 2008. This excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced.

Commercial Real Estate whole loans in € m.	Dec 31, 2009	Dec 31, 2008
Loans held on a fair value basis, net of risk reduction[1]	1,806	2,605
Loans reclassified in accordance with the amendments to IAS 39[2]	6,453	6,669
Loans related to asset sales[3]	2,083	2,103

1 Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to € 1.0 billion as of December 31, 2009 and € 1.4 billion as of December 31, 2008.
2 Carrying value.
3 Carrying value of vendor financing on loans sold since January 1, 2008.

Leveraged Finance Business: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business as of December 31, 2009 and December 31, 2008. These activities include private equity transactions and other buyout arrangements. The table excludes loans transacted prior to January 1, 2007, which were undertaken prior to the disruption in the leveraged finance markets, and loans that have been classified as held to maturity since inception.

Leveraged Finance in € m.	Dec 31, 2009	Dec 31, 2008
Loans held on a fair value basis	505	994
thereof: loans entered into since January 1, 2008	385	469
Loans reclassified in accordance with the amendments to IAS 39[1]	6,152	7,652
Loans related to asset sales[2]	5,804	5,673

1 Carrying value.
2 Carrying value of vendor financing on loans sold since January 1, 2008.

Since January 1, 2008, we entered into transactions with special purpose entities to derecognize certain loans, predominantly U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss, which are reflected as Loans related to asset sales in the above tables. See "Special Purpose Entities – Relationships with Other Nonconsolidated SPEs – Group Sponsored Securitizations".

Global Transaction Banking Corporate Division

The following table sets forth the results of our Global Transaction Banking Corporate Division (GTB) for the years ended December 31, 2009 and 2008, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2009	2008
Net revenues:		
Transaction services	2,606	2,774
Other products	–	–
Total net revenues	**2,606**	**2,774**
Provision for credit losses	**27**	**5**
Total noninterest expenses	**1,804**	**1,663**
therein:		
Restructuring activities	–	–
Minority interest	–	–
Income (loss) before income taxes	**776**	**1,106**
Cost/income ratio	69 %	60 %
Assets	47,416	49,487
Average active equity[1]	1,160	1,081
Pre-tax return on average active equity	67 %	102 %

1 See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Net revenues were € 2.6 billion, a decrease of € 167 million, or 6 %, compared to 2008. The decrease was attributable to a low interest rate environment, depressed asset valuations during the first nine months of 2009, lower depository receipts and reduced dividend activity. These were partly offset by continued growth in Trade Finance products and a positive impact of € 160 million related to a revision of our risk-based funding framework.

Provision for credit losses was € 27 million for 2009, versus € 5 million for 2008.

Noninterest expenses were € 1.8 billion, an increase of € 141 million, or 8 %, compared to 2008. The increase was driven by higher regulatory costs related to deposit and pension protection, growing transaction-related expenses as well as increased performance-related compensation in line with improved Group-wide results. In addition, the formation of Deutsche Card Services in the fourth quarter 2008 contributed to higher noninterest expenses.

Private Clients and Asset Management Group Division

The following table sets forth the results of our Private Clients and Asset Management Group Division (PCAM) for the years ended December 31, 2009 and 2008, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2009	2008
Net revenues:		
Portfolio/fund management	2,033	2,457
Brokerage	1,456	1,891
Loan/deposit	3,531	3,251
Payments, account & remaining financial services	1,005	1,066
Other products	239	376
Total net revenues	**8,264**	**9,041**
therein: Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,160	3,871
Provision for credit losses	**806**	**668**
Total noninterest expenses	**6,804**	**7,972**
therein:		
Policyholder benefits and claims	–	18
Impairment of intangible assets	(291)	580
Restructuring activities	–	–
Minority interest	**(7)**	**(20)**
Income (loss) before income taxes	**660**	**420**
Cost/income ratio	82 %	88 %
Assets	174,738	188,785
Average active equity[1]	8,408	8,315
Pre-tax return on average active equity	8 %	5 %
Invested assets[2] (in € bn.)	880	816

1 See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Private Clients and Asset Management Group Division.

Asset and Wealth Management Corporate Division

The following table sets forth the results of our Asset and Wealth Management Corporate Division (AWM) for the years ended December 31, 2009 and 2008, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2009	2008
Net revenues:		
Portfolio/fund management (AM)	1,466	1,840
Portfolio/fund management (PWM)	309	361
Total portfolio/fund management	**1,775**	**2,201**
Brokerage	758	908
Loan/deposit	314	266
Payments, account & remaining financial services	23	26
Other products	(183)	(137)
Total net revenues	**2,688**	**3,264**
Provision for credit losses	**17**	**15**
Total noninterest expenses	**2,476**	**3,794**
therein:		
Policyholder benefits and claims	–	18
Impairment of intangible assets	(291)	580
Restructuring activities	–	–
Minority interest	**(7)**	**(20)**
Income (loss) before income taxes	**202**	**(525)**
Cost/income ratio	92 %	116 %
Assets	43,761	50,473
Average active equity[1]	4,791	4,870
Pre-tax return on average active equity	4 %	(11) %
Invested assets[2] (in € bn.)	686	628

1 See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

For the year 2009, AWM reported net revenues of € 2.7 billion, a decrease of € 576 million, or 18 %, compared to 2008. Portfolio/fund management revenues in Asset Management (AM) decreased by € 374 million, or 20 %, and in Private Wealth Management (PWM) by € 52 million, or 14 %, compared to 2008. This development was primarily driven by lower management fees as a result of lower asset valuations during the first nine months of 2009, while the fourth quarter 2009 indicated positive revenue impacts following a stabilization of the capital markets after market turbulence in the prior year quarter. Brokerage revenues decreased by € 150 million, or 16 %, compared to 2008, affected by continued lower customer activity due to the uncertainties in securities markets, and by a shift towards lower-margin products. Loan/deposit revenues were up € 48 million, or 18 %, due to higher loan margins and the positive impact from the revision of our risk-based funding framework in the second quarter 2009. Revenues from Other products were negative € 183 million for 2009 compared to negative revenues of € 137 million in the last year. This development mainly resulted from higher impairment charges related to AM's real estate business, partially offset by lower discretionary injections into money market funds and lower impairment charges on seed capital and other investments.

Noninterest expenses in 2009 were € 2.5 billion, a decrease of € 1.3 billion, or 35 %, compared to 2008. This development included the reversal of an impairment charge on intangible assets of € 291 million in AM, related to DWS Investments in the U.S. (formerly DWS Scudder), which had been taken in 2008. In addition, noninterest expenses in 2008 were negatively affected by a goodwill impairment of € 270 million in a consolidated RREEF infrastructure investment (transferred to Corporate Investments in 2009). Higher severance payments compared to 2008, reflecting our continued efforts to reposition our platform, were partly offset by the non-recurrence of an € 98 million provision related to the obligation to repurchase Auction Rate Preferred ("ARP") securities/Auction Rate Securities ("ARS") at par from retail clients following a settlement in the U.S. in 2008.

Invested assets in AWM were € 686 billion at December 31, 2009, an increase of € 58 billion compared to December 31, 2008. In AM, invested assets increased by € 33 billion mainly due to market appreciation and net new money of € 9 billion. Invested assets in PWM increased by € 25 billion, also predominantly resulting from market appreciation and net new money of € 7 billion.

Private & Business Clients Corporate Division

The following table sets forth the results of our Private & Business Clients Corporate Division (PBC) for the years ended December 31, 2009 and 2008, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2009	2008
Net revenues:		
Portfolio/fund management	257	256
Brokerage	698	983
Loan/deposit	3,216	2,985
Payments, account & remaining financial services	982	1,040
Other products	422	513
Total net revenues	**5,576**	**5,777**
Provision for credit losses	**790**	**653**
Total noninterest expenses	**4,328**	**4,178**
therein:		
Restructuring activities	–	–
Minority interest	**0**	**0**
Income (loss) before income taxes	**458**	**945**
Cost/income ratio	78 %	72 %
Assets	131,013	138,350
Average active equity[1]	3,617	3,445
Pre-tax return on average active equity	13 %	27 %
Invested assets[2] (in € bn.)	194	189
Loan volume (in € bn.)	96	91
Deposit volume (in € bn.)	109	118

1 See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
2 We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Net revenues were € 5.6 billion, down € 201 million, or 3 %, versus 2008. Portfolio/fund management revenues remained virtually unchanged compared to 2008. Brokerage revenues decreased by € 285 million, or 29 %, mainly reflecting wariness on the part of retail investors in the wake of market turbulence in the fourth quarter 2008. Loan/deposit revenues increased by € 232 million, or 8 %, resulting from higher loan volumes and margins, partly offset by lower deposit margins. Payments, account & remaining financial services revenues decreased by € 58 million, or 6 %, mainly driven by lower revenues related to insurance products sales. Revenues from Other products of € 422 million in 2009 decreased by € 91 million, or 18 %, mainly driven by the non-recurrence of a post-IPO dividend income from a co-operation partner and subsequent gains related to the disposal of a business, both recorded in 2008.

Provision for credit losses was € 790 million, an increase of € 136 million, or 21 %, compared to 2008. This development reflects the continued deterioration of the credit environment in Spain and Poland, and generally higher credit costs in the other regions, partly offset by releases and lower provisions of € 146 million in 2009 related to certain revised parameter and model assumptions.

Noninterest expenses of € 4.3 billion were € 150 million, or 4 %, higher than in 2008. This increase was predominantly driven by higher severance payments of € 192 million, up from € 84 million in 2008, related to measures to improve our efficiency.

Invested assets were € 194 billion as of December 31, 2009, an increase of € 5 billion compared to December 31, 2008, mainly driven by market appreciation, amounting to € 10 billion, partly offset by outflows reflecting maturities in time deposits, which were acquired in the fourth quarter of 2008.

The number of clients in PBC was 14.6 million at year end 2009, unchanged compared to December 31, 2008.

Corporate Investments Group Division

The following table sets forth the results of our Corporate Investments Group Division (CI) for the years ended December 31, 2009 and 2008, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2009	2008
Net revenues	**1,044**	**1,290**
therein:		
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	793	(172)
Provision for credit losses	**8**	**(1)**
Total noninterest expenses	**581**	**95**
therein:		
Impairment of intangible assets	151	–
Restructuring activities	–	–
Minority interest	**(1)**	**2**
Income (loss) before income taxes	**456**	**1,194**
Cost/income ratio	56 %	7 %
Assets	28,456	18,297
Average active equity[1]	4,323	403
Pre-tax return on average active equity	11 %	N/M

N/M – Not meaningful
1 See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Net revenues were € 1.0 billion, a decrease of € 245 million compared to 2008. Net revenues in 2009 included three significant components which were related to Deutsche Postbank AG: mark-to-market gains of € 476 million from our derivatives related to the acquisition of shares, mark-to-market gains of € 352 million from the put/call options to increase our investment and a positive equity pick-up of € 200 million. In addition, net revenues included mark-to-market gains of € 83 million from our option to increase our share in Hua Xia Bank Co. Ltd. and gains of € 302 million from the sale of industrial holdings (mainly related to Daimler AG and Linde AG). These positive items were partly offset by impairment charges of € 302 million on our industrial holdings and € 75 million on The Cosmopolitan Resort and Casino property.

Net revenues in 2008 included net gains of € 1.3 billion from the sale of industrial holdings (mainly related to Daimler AG, Allianz SE and Linde AG), a gain of € 96 million from the disposal of our investment in Arcor AG & Co. KG, dividend income of € 114 million, as well as mark-downs, including the impact from our option to increase our share in Hua Xia Bank Co. Ltd.

Total noninterest expenses were € 581 million, an increase of € 487 million compared to the previous year. This increase was mainly related to our investment in Maher Terminals (for which management responsibility changed from AWM to CI in the first quarter 2009), including a goodwill impairment charge of € 151 million.

At year end 2009, the alternative assets portfolio of CI had a carrying value of € 2.1 billion compared to € 434 million at year end 2008. This increase was mainly related to the change in management responsibilities for certain assets from AWM and CB&S to CI.

Consolidation & Adjustments

For a discussion of Consolidation & Adjustments to our business segment results see Note [4] to the consolidated financial statements.

Financial Position

The table below shows information on the financial position.

in € m.	Dec 31, 2009	Dec 31, 2008
Cash and due from banks	9,346	9,826
Interest-earning deposits with banks	47,233	64,739
Central bank funds sold, securities purchased under resale agreements and securities borrowed	50,329	44,289
Trading assets	234,910	247,462
Positive market values from derivative financial instruments	596,410	1,224,493
Financial assets designated at fair value through profit or loss	134,000	151,856
Loans	258,105	269,281
Brokerage and securities related receivables	93,453	104,058
Remaining assets	76,878	86,419
Total assets	**1,500,664**	**2,202,423**
Deposits	344,220	395,553
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	51,059	90,333
Trading liabilities	64,501	68,168
Negative market values from derivative financial instruments	576,973	1,181,617
Financial liabilities designated at fair value through profit or loss	73,522	78,003
Other short-term borrowings	42,897	39,115
Long-term debt	131,360	133,856
Brokerage and securities related payables	110,797	111,467
Remaining liabilities	67,366	72,397
Total liabilities	**1,462,695**	**2,170,509**
Total equity	**37,969**	**31,914**

Assets and Liabilities

Our total assets as of December 31, 2009 were € 1,501 billion, a decrease of € 702 billion, or 32 %, versus December 31, 2008 (€ 2,202 billion). Total liabilities were € 1,463 billion as of December 31, 2009, € 708 billion, or 33 %, lower than on December 31, 2008 (€ 2,171 billion).

The development of both assets and liabilities during 2009 was only slightly affected by the shift in foreign exchange rates between the U.S. dollar and the euro: While in the first quarter of 2009 the weakening of the euro led to higher euro equivalents for our U.S. dollar denominated assets and liabilities, the strengthening of the euro in the second and third quarters of 2009 more than reversed this development. The weakening of the euro in the fourth quarter of 2009 subsequently led to a significant reduction of the overall impact of the foreign exchange rate development of the U.S. dollar against the euro for the full year.

The primary driver for the decrease in total assets and total liabilities compared to December 31, 2008 was a significant reduction of our positive and negative market values from derivatives, which decreased € 628 billion and € 605 billion, respectively. This reduction was primarily attributable to our rates, credit trading and FX businesses, mainly driven by rising interest rate curves and exposure reduction activities as well as tightening credit spreads during 2009. The € 51 billion decrease in deposits, which was almost equally split between bank and non-bank counterparts, also contributed to the reduction of our total liabilities.

The aforementioned movements were accompanied by decreases in most other balance sheet categories, primarily reflecting our activities to reduce the size of our balance sheet.

Equity

As of December 31, 2009, total equity was € 38.0 billion, an increase of € 6.1 billion, or 19 %, compared to € 31.9 billion as of December 31, 2008. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 5.0 billion, a net decrease of € 1.1 billion in net losses not recognized in the income statement, a capital increase of € 958 million from the issuance of 50 million new shares in March 2009 related to the acquisition of a minority interest in Deutsche Postbank AG, and a net decrease of € 892 million of common shares held in treasury which are deducted from equity. These positive factors were partly offset by net decreases of € 688 million in share awards, actuarial losses related to defined benefit plans, net of tax, of € 679 million, and cash dividends declared and paid of € 309 million.

The aforementioned significant decrease in net losses not recognized in the income statement was mainly driven by a reduction of € 761 million in unrealized net losses on financial assets available for sale. The negative balance of € 121 million as of December 31, 2009 included net losses of € 831 million from debt securities in Group-sponsored asset-backed commercial paper ("ABCP") conduits which were reclassified out of financial assets available for sale to the loans category as of July 1, 2008, following the amendments to IAS 39. These unrealized losses, which occurred prior to the reclassification date, are amortized through profit or loss until maturity of the assets based on the effective interest rate method. If a reclassified asset becomes impaired the amount recorded in shareholders' equity relating to the impaired asset is released to the income statement at the impairment date.

Regulatory Capital

Total regulatory capital (Tier 1 and 2 capital) reported under Basel II, was € 37.9 billion at the end of 2009 compared to € 37.4 billion reported at the end of 2008. While Tier 1 capital increased by € 3.3 billion, Tier 2 capital declined by € 2.8 billion. Both Tier 1 and Tier 2 capital reduced by € 2.6 billion each as a result of the increase of Basel-II-related deduction items which contained the deduction of the minority investment in Deutsche Postbank AG. It was offset in Tier 1 capital by the net income attributable to Deutsche Bank shareholders of € 5.0 billion. The remaining decline in Tier 2 was largely the result of the redemption of € 873 million in long-term subordinated liabilities.

Special Purpose Entities

We engage in various business activities with certain entities, referred to as special purpose entities (SPEs), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.

We may or may not consolidate SPEs that we have set up or sponsored or with which we have a contractual relationship. We will consolidate an SPE when we have the power to govern its financial and operating policies, generally accompanying a shareholding, either directly or indirectly, of more than half the voting rights. If the activities of the SPEs are narrowly defined or it is not evident who controls the financial and operating policies of the SPE we will consider other factors to determine whether we have the majority of the risks and rewards. We reassess our treatment of SPEs for consolidation when there is a change in the SPE's arrangements or the substance of the relationship between us and an SPE changes. For further detail on our accounting policies regarding consolidation and reassessment of consolidation of SPEs please refer to Note [1] in our consolidated financial statements.

In limited situations we consolidate some SPEs for both financial reporting and German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to non-consolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.

The following sections provide detail about the assets (after consolidation eliminations) in our consolidated SPEs and our maximum unfunded exposure remaining to certain non-consolidated SPEs. These sections should be read in conjunction with the Update on Key Credit Market Exposures which is included in "Results of Operations by Segment (2009 vs. 2008) – Corporate Banking & Securities Corporate Division".

Total Assets in Consolidated SPEs

Dec 31, 2009						Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans[2]	Cash and cash equivalents	Other assets	Total assets
Category:						
Group sponsored ABCP conduits[2]	30	279	15,222	–	33	15,564
Group sponsored securitizations[2]	3,409	–	1,175	4	57	4,645
Third party sponsored securitizations	200	–	516	3	73	792
Repackaging and investment products	5,789	1,973	36	661	557	9,016
Mutual funds	5,163	–	–	1,313	35	6,511
Structured transactions	2,531	108	5,207	26	423	8,295
Operating entities[2]	1,603	3,319	1,898	501	2,416	9,737
Other	610	240	786	59	453	2,148
Total	**19,335**	**5,919**	**24,840**	**2,567**	**4,047**	**56,708**

1 Fair value of derivative positions is € 250 million.
2 Certain positions have been reclassified from trading and available for sale into loans in accordance with IAS 39, "Reclassification of Financial Assets" which became effective on July 1, 2008. For an explanation of the impact of the reclassification please see Note [12] and "Results of Operations by Segment (2009 vs. 2008) – Corporate Banking & Securities Corporate Division, Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets".

Dec 31, 2008						Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans[2]	Cash and cash equivalents	Other assets	Total assets
Category:						
Group sponsored ABCP conduits[2]	–	30	24,523	6	132	24,691
Group sponsored securitizations[2]	8,447	–	1,324	41	307	10,119
Third party sponsored securitizations	546	–	533	1	148	1,228
Repackaging and investment products	9,012	1,847	101	935	2,224	14,119
Mutual funds	7,005	–	–	3,328	45	10,378
Structured transactions	3,327	202	5,066	22	416	9,033
Operating entities[2]	1,810	3,497	1,986	600	1,472	9,365
Other	415	307	926	485	839	2,972
Total	**30,562**	**5,883**	**34,459**	**5,418**	**5,583**	**81,905**

1 Fair value of derivative positions is € 391 million.
2 Certain positions have been reclassified from trading and available for sale into loans in accordance with IAS 39, "Reclassification of Financial Assets" which became effective on July 1, 2008. For an explanation of the impact of the reclassification please see Note [12] and "Results of Operations by Segment (2008 vs. 2007) – Corporate Banking & Securities Corporate Division, Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets".

Group Sponsored ABCP Conduits

We set up, sponsor and administer our own asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market and create investment products for our clients. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues to the market high-grade, short-term commercial paper, collateralized by the underlying assets, to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these conduits and therefore exposed to changes in the carrying value of their assets. We consolidate the majority of our sponsored conduit programs because we have the controlling interest.

Our liquidity exposure to these conduits is to the entire commercial paper issued of € 16.2 billion and € 25.2 billion as of December 31, 2009 and December 31, 2008, of which we held € 8.2 billion and € 5.1 billion, respectively.

The collateral in the conduits includes a range of asset-backed loans and securities, including aircraft leasing, student loans, trust preferred securities and residential- and commercial-mortgage-backed securities. The collateral in the conduits decreased € 9.1 billion from December 31, 2008 to December 31, 2009. This movement was predominantly due to the maturity of liquidity facilities.

Group Sponsored Securitizations

We sponsor SPEs for which we originate or purchase assets. These assets are predominantly commercial and residential whole loans or mortgage-backed securities. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized, an assessment of the relevant factors is performed and, if SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations as of December 31, 2009 and December 31, 2008 was € 3.0 billion and € 4.4 billion, respectively. During 2009 we actively sold the subordinated interests held in these SPEs, which resulted in the deconsolidation of the SPEs and a reduction in our consolidated assets.

Third Party Sponsored Securitizations

In connection with our securities trading and underwriting activities, we acquire securities issued by third party securitization vehicles that purchase diversified pools of commercial and residential whole loans or mortgage-backed securities. The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we hold a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. As of December 31, 2009 and December 31, 2008 the fair value of our retained exposure in these securitizations was € 0.7 billion and € 0.8 billion, respectively.

Repackaging and Investment Products

Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets, which are then "repackaged" into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards. Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes. We consolidate the SPEs when we hold the controlling interest or have the majority of risks and rewards. In 2009, consolidated assets decreased by € 4.0 billion due to the deconsolidation of certain SPEs, and a further reduction of € 1.1 billion occurred due to the reclassification of Maher Terminals LLC and Maher Terminals of Canada Corp. to the Operating Entities category.

Mutual Funds

We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. We provide a guarantee feature to certain funds in which we guarantee certain levels of the net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees. Though we are not contractually obliged to support these funds, we made a decision, in a number of cases in which actual yields were lower than originally projected (although above any guaranteed thresholds), to support the funds' target yields by injecting cash of € 16 million in 2009 and € 207 million in 2008.

During 2009 the amount of assets held in consolidated funds decreased by € 3.9 billion. This movement was predominantly due to cash outflows during the period and the deconsolidation of two funds due to the termination of the guarantee.

Structured Transactions

We enter into certain structures which offer clients funding opportunities at favorable rates. The funding is predominantly provided on a collateralized basis. These structures are individually tailored to the needs of our clients. We consolidate these SPEs when we hold the controlling interest or we have the majority of the risks and rewards through a residual interest holding and/or a related liquidity facility. The composition of the SPEs that we consolidate is influenced by the execution of new transactions and the maturing, restructuring and exercise of early termination options with respect to existing transactions.

Operating Entities

We establish SPEs to conduct some of our operating business when we benefit from the use of an SPE. These include direct holdings in certain proprietary investments and the issuance of credit default swaps where our exposure has been limited to our investment in the SPE. We consolidate these entities when we hold the controlling interest or are exposed to the majority of risks and rewards of the SPE. Included within the Total assets of the exposure detailed in the table is € 1.1 billion of U.S. real estate taken upon the foreclosure of a loan and € 1.1 billion due to the reclassification of Maher Terminals LLC and Maher Terminals of Canada Corp. from the Repackaging and Investment Products category.

Exposure to Non-consolidated SPEs

Maximum unfunded exposure remaining in € bn.	Dec 31, 2009	Dec 31, 2008
Category:		
Group sponsored ABCP conduits	2.7	3.3
Third party ABCP conduits	2.5[1]	2.1
Third party sponsored securitizations		
U.S.	3.9	5.3
non-U.S.	2.5	4.0
Guaranteed mutual funds	12.4	10.9
Real estate leasing funds	0.8	0.8

1 This includes a € 1.6 billion margin facility as a result of the restructuring of the Canadian asset-backed commercial paper program in January 2009.

Group Sponsored ABCP Conduits

We sponsor and administer five ABCP conduits, established in Australia, which are not consolidated because we do not hold the majority of risks and rewards. These conduits provide our clients with access to liquidity in the commercial paper market in Australia. As of December 31, 2009 and December 31, 2008 they had assets totaling € 2.3 billion and € 2.8 billion respectively, consisting of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the clients to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA–. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.

The weighted average life of the assets held in the conduits is five years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

Our exposure to these entities is limited to the committed liquidity facilities totaling € 2.7 billion as of December 31, 2009 and € 3.3 billion as of December 31, 2008. We reduced the lines of credit available to the entities in 2009, which resulted in a decline in commercial paper issued by the conduits and the amount of assets held. None of these liquidity facilities have been drawn. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance. As at December 31, 2009 we did not hold material amounts of commercial paper or notes issued by these conduits.

Third Party ABCP Conduits

In addition to sponsoring our commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. We do not consolidate any third party ABCP conduits as we do not control them.

Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. At December 31, 2009 and 2008, the notional amount of undrawn facilities provided by us was € 2.5 billion and € 2.1 billion, respectively. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.

In 2008 certain Canadian asset backed commercial paper conduits that had experienced liquidity problems were restructured pursuant to a plan of compromise and arrangement under the Companies' Creditors Arrangement Act (Canada). The restructuring was completed on January 21, 2009. Under the terms of the restructuring we have provided margin facilities of € 1.6 billion. As at December 31, 2009 there have been no draw downs on this facility.

Third Party Sponsored Securitizations

The third party securitization vehicles to which we, and in some instances other parties, provide financing are third party-managed investment vehicles that purchase diversified pools of assets, including fixed income securities, corporate loans, asset-backed securities (predominantly commercial mortgage-backed securities, residential mortgage-backed securities and credit card receivables) and film rights receivables. The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The notional amount of liquidity facilities with an undrawn component provided by us as of December 31, 2009 and December 31, 2008 was € 11.1 billion and € 20.1 billion, respectively, of which € 4.7 billion and € 10.8 billion had been drawn and € 6.4 billion and € 9.3 billion were still available to be drawn as detailed in the table. The reduction in the total notional was largely due to maturing facilities. All facilities are available to be drawn if the assets meet certain eligibility criteria and performance triggers are not reached. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets affects the recoverability of the amount drawn.

Mutual Funds

We provide guarantees to funds whereby we guarantee certain levels of the net asset value to be returned to investors at certain dates. These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. The fair value of the guarantees was € 2.5 million as of December 31, 2009 and € 13.2 million as of December 31, 2008. As of December 31, 2009, these non-consolidated funds had € 13.7 billion assets under management and provided guarantees of € 12.4 billion. As of December 31, 2008, assets of € 11.8 billion and guarantees of € 10.9 billion were reported.

Real Estate Leasing Funds

We provide guarantees to SPEs that hold real estate assets (commercial and residential land and buildings and infrastructure assets located in Germany) that are financed by third parties and leased to our clients. These guarantees are only drawn upon in the event that the asset is destroyed and the insurance company does not pay for the loss. If the guarantee is drawn we hold a claim against the insurance company. We also write put options to closed-end real estate funds set up by us, which purchase commercial or infrastructure assets located in Germany and which are then leased to third parties. The put option allows the shareholders to sell the asset to us at a fixed price at the end of the lease. As at December 31, 2009 and December 31, 2008 the notional amount of the guarantees was € 525 million and € 535 million respectively, and the notional of the put options was € 246 million and € 222 million respectively. The guarantees and the put options have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.

Relationships with other Nonconsolidated SPEs

Group Sponsored Securitizations

During 2008 we entered into transactions with SPEs to derecognize € 10.4 billion of U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss. In the fourth quarter of 2008 market value default events were triggered with respect to two SPEs. This resulted in third party equity holders consenting to invest additional equity of € 0.7 billion to rectify the default. As of December 31, 2008 € 0.5 billion of the additional equity was contributed to one SPE. The outstanding contribution of € 0.2 billion due from one equity holder was remitted in the first quarter of 2009. No further default events have been triggered in 2009.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see our Risk Report and Note [36] to the consolidated financial statements.

Long-term Credit Ratings

We believe that maintaining a strong credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings, which remained unchanged throughout 2009. On January 16, 2009, Fitch Ratings placed our long-term credit rating on rating watch negative, citing concern over our underlying profitability in a depressed market environment. The rating watch negative was removed on July 29, 2009 and the AA– rating was confirmed with a negative outlook attached to it as Fitch Ratings expected the global operating environment for banks to remain difficult well into 2010. On November 19, 2009, Moody's Investors Service placed our long-term ratings on review for a possible downgrade, citing for instance our substantial reliance on capital market activities, the expected negative impact on our revenues, earnings streams and capital ratios from upcoming regulatory changes and the increasing deterioration in asset quality in line with many other banks globally.

	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Moody's Investors Service, New York[1]	Aa1	Aa1	Aa1
Standard & Poor's, New York[2]	A+	A+	AA
Fitch Ratings, New York[3]	AA–	AA–	AA–

1 Moody's defines the Aa1 rating as denoting bonds that are judged to be high quality by all standards. Moody's rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 1 indicates that Moody's ranks the obligation in the upper end of the Aa category.

2 Standard and Poor's defines its A rating as somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

3 Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category; the minus indicates a ranking in the lower end of the AA category.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

Tabular Disclosure of Contractual Obligations

The table below shows the cash payment requirements from contractual obligations outstanding as of December 31, 2009.

Contractual obligations				Payment due by period	
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations	131,782	18,895	37,599	29,299	45,989
Trust preferred securities	10,577	746	2,905	1,087	5,839
Long-term financial liabilities designated at fair value through profit or loss[1]	16,666	4,348	3,851	2,774	5,693
Finance lease obligations	275	25	46	60	144
Operating lease obligations	5,126	728	1,160	886	2,352
Purchase obligations	2,364	560	1,300	341	163
Long-term deposits	33,415	–	14,902	6,573	11,940
Other long-term liabilities	7,256	481	327	993	5,455
Total	**207,461**	**25,783**	**62,090**	**42,013**	**77,575**

1 Mainly long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the benefit of noncancelable sublease rentals of € 255 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note [11] regarding financial liabilities at fair value through profit or loss, Note [22] regarding lease obligations, Note [26] regarding deposits and Note [29] regarding long-term debt and trust preferred securities.

Events after the Reporting Date

The acquisition of the Sal. Oppenheim Group closes in the first quarter 2010 and is implemented via various execution agreements which, in accordance with definitions provided in IAS 28, resulted in the Group having significant influence over the Sal. Oppenheim Group already at year end 2009. As all significant legal and regulatory approvals have been obtained by January 29, 2010, the date of first-time consolidation was set for that date and accordingly, the Group commenced consolidation of the Sal. Oppenheim Group in the first quarter 2010.

For detailed information, we refer to Note [34].

Risk Report

Included in the following section on quantitative and qualitative disclosures about credit, market and other risks is information which forms part of the financial statements of Deutsche Bank and which is incorporated by reference into the financial statements of this report. Such information is marked by a bracket in the margins throughout this section.

Market Development

Confidence and liquidity in financial markets improved during much of 2009, underpinned by continued government and central bank support measures. Equity markets recovered sharply, volatility subsided, and corporate credit and interbank spreads approached, and in some cases returned to, pre-crisis levels. Issuance volumes in corporate bond markets were very strong as investor risk appetite improved. However, securitization markets saw only a more modest recovery, despite extensive liquidity support and outright purchases of assets by governmental institutions. Issuance volumes have remained low, and prices depressed, indicating that confidence in securitization has not yet been restored.

Conditions in the wider economy remained challenging. Most developed economies returned to positive growth in the second half of 2009, but the pace of recovery remained relatively subdued and reliant on public sector stimulus measures. Economic headwinds persisted with unemployment increasing, weighing on household credit quality, and corporate defaults rising further. Residential real estate prices continued to fall in many developed markets, but the German market remained stable. Towards the end of the year, large fiscal deficits and sharply rising public debt, mainly a reflection of the deep economic recession and the cost of financial sector support measures, led to growing concerns in financial markets over sovereign risk.

Risk and Capital Management

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our group divisions. The importance of a strong focus on risk management and the continuous need to refine risk management practice have become particularly evident during the financial market crisis. While our risk and capital management continuously evolves and improves, there can be no assurance that all market developments, in particular those of extreme nature, can be fully anticipated at all times.

Risk and Capital Management Principles

The following key principles underpin our approach to risk and capital management:

- Our Management Board provides overall risk and capital management supervision for our consolidated Group. Our Supervisory Board regularly monitors our risk and capital profile.
- We manage credit, market, liquidity, operational, business, legal and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.
- The structure of our integrated legal, risk & capital function is closely aligned with the structure of our group divisions.
- The legal, risk & capital function is independent of our group divisions.

Risk and Capital Management Organization

Our Chief Risk Officer, who is a member of our Management Board, is responsible for our Group-wide credit, market, operational, liquidity, business, legal and reputational risk management as well as capital management activities and heads our integrated legal, risk & capital function.

Two functional committees, which are both chaired by our Chief Risk Officer, are central to the legal, risk & capital function.

- Our Risk Executive Committee is responsible for management and control of the aforementioned risks across our consolidated Group. To fulfill this mandate, the Risk Executive Committee is supported by subcommittees that are responsible for dedicated areas of risk management, including several policy committees and the Group Reputational Risk Committee.
- The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding.

Dedicated legal, risk & capital units are established with the mandate to:

- Ensure that the business conducted within each division is consistent with the risk appetite that the Capital and Risk Committee has set within a framework established by the Management Board;
- Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit, market and liquidity risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.

The heads of our legal, risk & capital units, which are amongst the members of our Risk Executive Committee, are responsible for the performance of the units and report directly to our Chief Risk Officer.

Our finance and audit departments support our legal, risk & capital function. They operate independently of both the group divisions and of the legal, risk & capital function. The role of the finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our audit department performs risk-oriented reviews of the design and operating effectiveness of our internal control procedures.

Risk and Capital Strategy

The legal, risk & capital function annually develops its risk and capital strategy in an integrated process together with the group divisions and Finance, ensuring Group-wide alignment of risk and performance targets. The strategy is ultimately presented to, and approved by, the Management Board. Subsequently, this plan is also presented to, and discussed with, the Risk Committee of the Supervisory Board.

Targets and projections are set for various parameters and different levels of the Group. Performance against these targets is monitored regularly and a report on selected important and high-level targets is brought to the direct attention of the Chief Risk Officer and/or the Management Board. In case of a significant deviation from the targets, it is the responsibility of the divisional legal, risk & capital units to bring this to the attention of their superiors and ultimately the Chief Risk Officer if no mitigation or mitigation strategy can be achieved on a subordinated level.

Amendments to the risk and capital strategy must be approved by the Chief Risk Officer or the full Management Board, depending on significance.

Categories of Risk

The most important risks we assume are specific banking risks and reputational risks, as well as risks arising from the general business environment.

Specific Banking Risks

Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, operational risk and liquidity risk. A detailed discussion of these risks follows later in this report.

- Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as "counterparties"). We distinguish between three kinds of credit risk:
  - Default risk is the risk that counterparties fail to meet contractual payment obligations.
  - Country risk is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.
  - Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.
- Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
- Operational risk is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.
- Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Reputational Risk

Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in our organization.

Several policies and guidelines form the framework of our reputational risk management. The primary responsibility for the identification, escalation and resolution of reputational risk issues resides with the business divisions. The risk management units assist and advise the business divisions in ascertaining that reputational risk issues are appropriately identified, escalated and addressed.

The most senior dedicated body for reputational risk issues is our Group Reputational Risk Committee (GRRC). It is a permanent sub-committee of the Risk Executive Committee and is chaired by the Chief Risk Officer. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our results if we fail to adjust quickly to these changing conditions.

Insurance Specific Risk

Our exposure to insurance risk increased upon our 2007 acquisition of Abbey Life Assurance Company Limited and our 2006 acquisition of a stake in Paternoster Limited, a regulated insurance company. We are primarily exposed to the following insurance-related risks.

- Mortality and morbidity risks – the risks of a higher or lower than expected number of death claims on assurance products and of an occurrence of one or more large claims, and the risk of a higher or lower than expected number of disability claims, respectively. We aim to mitigate these risks by the use of reinsurance and the application of discretionary charges. We investigate rates of mortality and morbidity annually.
- Longevity risk – the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products. We monitor this risk against the latest external industry data and emerging trends.
- Expenses risk – the risk that policies cost more or less to administer than expected. We monitor these expenses by an analysis of our actual expenses relative to our budget. We investigate reasons for any significant divergence from expectations and take remedial action. We reduce the expense risk by having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.
- Persistency risk – the risk of a higher or lower than expected percentage of lapsed policies. We assess our persistency rates annually by reference to appropriate risk factors.

We monitor the actual claims and persistency against the assumptions used and refine the assumptions for the future assessment of liabilities. Actual experience may vary from estimates, the more so as projections are made further into the future. Liabilities are evaluated at least annually.

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may increase.

The profitability of our non unit-linked long-term insurance businesses depends to a significant extent on the value of claims paid in the future relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment returns exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.

For unit-linked investment contracts, profitability is based on the charges taken being sufficient to meet expenses and profit. The premium and charges are assessed based on actuarial principles by reference to assumptions about the development of financial and insurance risks.

As stated above, reinsurance is used as a mechanism to reduce risk. Our strategy is to continue to utilize reinsurance as appropriate.

Risk Management Tools

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

— Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk including traded default risk, for operational risk and for general business risk. We continuously review and enhance our economic capital model as appropriate. Notably during the course of 2009 the economic capital stress tests for market risk were recalibrated to reflect the extreme market moves observed in the later part of 2008. This included extension of the assumed holding periods on credit positions, and significant increases to the shocks applied to equity indices and credit spreads, especially for securitized products. In addition to the recalibration, there were improvements to the economic capital model. These included the addition of stress tests for leveraged exchange traded funds and for gap risk in non-recourse finance in emerging markets. Within our economic capital framework we capture the effects of rating migration as well as profits and losses due to fair value accounting. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and unamortized other intangible assets) in order to allocate our book capital among our businesses. This enables us to assess each business unit's risk-adjusted profitability, which is a key metric in managing our financial resources. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. See "Overall Risk Position" below for a quantitative summary of our economic capital usage.

— Expected loss. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect within a one-year period from these risks as of the respective reporting date, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of up to seven years based on our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed allowance for credit losses included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking expert estimates.
— Value-at-Risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated, using pre-determined correlations) in that portfolio.
— Stress testing. We supplement our analysis of credit, market, operational and liquidity risk with stress testing. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions or specific parameters on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. The correlations between market risk factors used in our current stress tests are estimated from volatile market conditions in the past using an algorithm, and the estimated correlations proved to be essentially consistent with those observed during recent periods of market stress. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under the scenarios of extreme market conditions we select for our simulations. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. In 2009, we have stepped up our efforts to further align our stress testing framework across the different risk types.

- Regulatory risk assessment. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in Note [36] of the consolidated financial statements.

Credit Risk

We measure and manage our credit risk following the below principles:

- In all our group divisions consistent standards are applied in the respective credit decision processes.
- The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies.
- Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
- We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

Credit Risk Ratings

Basic and key element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of defaulted exposures. We generally rate our credit exposures individually, though certain portfolios of securitized receivables are rated on a pool level. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

Credit Limits

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors. Credit limits are established by the Credit Risk Management function via the execution of assigned credit authorities. Credit authority reflects the mandate to approve new credit limits as well as increases or the extension of existing credit limits. Credit authority is generally assigned to individuals as personal credit authority according to the individual's professional qualification and experience.

Where an individual's personal authority is insufficient to establish required credit limits, the transaction is referred to a higher credit authority holder or where necessary to an appropriate credit committee such as the CRM Underwriting Committee. Where personal and committee authorities are insufficient to establish appropriate limits the case is referred to the Management Board for approval.

All assigned credit authorities are reviewed on a periodic basis to ensure that they are adequate. The results of the review are presented to the Group Credit Policy Committee and reported to the Risk Executive Committee.

Segregation of Credit Exposures

Counterparty credit exposure arises from our traditional nontrading lending activities which include elements such as loans and contingent liabilities. Counterparty credit exposure also arises via our direct trading activity with clients in certain instruments which include OTC derivatives, FX forwards and Forward Rate Agreements.

A default risk also arises from our positions in traded credit products such as bonds. This risk is managed using both credit & market risk parameters.

Monitoring Default Risk

Ongoing active monitoring and management of credit risk positions is an integral part of our credit risk management. Monitoring tasks are primarily performed by the divisional risk units in close cooperation with our portfolio management function. We monitor all of our credit exposures on a continuing basis using the risk management tools described above.

Credit counterparties are allocated to credit officers within specified divisional risk units which are aligned to respective business units such as Global Banking, Global Markets or Global Transaction Banking. The individual credit officers within these divisional risk units have the most relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. Monitoring of credit risk arising from our trading activities with credit counterparties is undertaken in accordance with industry best practice by reference to various dedicated measures that quantify the expected current and future exposure levels, including the exposure levels under adverse market developments. The credit process for trading instruments requires limits to be established against trading instrument exposures which are monitored by respective credit officers as part of their ongoing counterparty monitoring activities.

We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss. In instances where we have identified counterparties where problems might arise, the respective exposure is generally placed on a watchlist. We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures.

Monitoring Traded Default Risk

Traded credit products such as bonds in our developed markets' trading book are managed by a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions. Emerging markets traded credit products are risk managed using expertise which resides within our respective emerging markets credit risk unit and market risk management.

Economic Capital for Credit Risk

We calculate economic capital for the default risk, transfer risk and settlement risk as elements of credit risk. In line with our economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.98 % very severe aggregate unexpected losses within one year.

Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. We allocate expected losses and economic capital derived from this loss distribution down to transaction level to enable management on transaction, customer and business level.

Loan Exposure Management Group

As part of our overall framework of risk management, the Loan Exposure Management Group ("LEMG") focuses on managing the credit risk of loans and lending-related commitments of the international investment-grade portfolio and the medium-sized German companies' portfolio within our Corporate and Investment Bank Group Division.

Acting as a central pricing reference, LEMG provides the respective Corporate and Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the loan remains with Credit Risk Management.

LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

- to reduce single-name and industry credit risk concentrations within the credit portfolio and
- to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

The notional amount of LEMG's risk reduction activities decreased by 7 % from € 56.7 billion as of December 31, 2008, to € 52.9 billion as of December 31, 2009.

As of year-end 2009, LEMG held credit derivatives with an underlying notional amount of € 32.7 billion. The position totaled € 36.5 billion as of December 31, 2008.

The credit derivatives used for our portfolio management activities are accounted for at fair value.

LEMG also mitigated the credit risk of € 20.2 billion of loans and lending-related commitments as of December 31, 2009, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 20.1 billion as of December 31, 2008.

LEMG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of LEMG loans and commitments reported at fair value decreased during the year to € 48.9 billion as of December 31, 2009, from € 50.5 billion as of December 31, 2008. By reporting loans and commitments at fair value, LEMG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at historical cost while derivative hedges were reported at fair value.

Credit Exposure

We define our credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations.

Maximum Exposure to Credit Risk

The following table presents our maximum exposure to credit risk without taking account of any collateral held or other credit enhancements that do not qualify for offset in our financial statements.

in € m.[1]	Dec 31, 2009	Dec 31, 2008
Due from banks	9,346	9,826
Interest-earning deposits with banks	47,233	64,739
Central bank funds sold and securities purchased under resale agreements	6,820	9,267
Securities borrowed	43,509	35,022
Financial assets at fair value through profit or loss[2]	900,800	1,569,203
Financial assets available for sale[2]	14,852	19,194
Loans[3]	261,448	271,219
Other assets subject to credit risk	52,457	78,957
Financial guarantees and other credit related contingent liabilities[4]	52,183	48,815
Irrevocable lending commitments and other credit related commitments[4]	104,125	104,077
Maximum exposure to credit risk	**1,492,773**	**2,210,319**

1 All amounts at carrying value unless otherwise indicated.
2 Excludes equities, other equity interests and commodities. Prior year numbers have been adjusted to reflect the exclusion of commodities respectively.
3 Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.
4 Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

In the tables below, we show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities and over-the-counter ("OTC") derivatives:

- "Loans" are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
- "Irrevocable lending commitments" consist of the undrawn portion of irrevocable lending-related commitments.
- "Contingent liabilities" consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
- "OTC derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting and cash collateral received. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting and cash collateral received.

The following table breaks down several of our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere. The decreases in the below credit exposure were primarily in OTC derivatives (mainly in Western Europe and North America) and loans. The loan reduction was due to a decline of € 10.4 billion loans in our North American portfolio while the derivative decrease across almost all regions was driven largely by rising interest rate curves and reduction activities as well as tightening credit spreads during 2009.

Credit risk profile by region		Loans[1]	Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]			Total
in € m.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Eastern Europe	6,986	7,672	1,306	1,654	1,428	2,086	690	2,033	10,410	13,445
Western Europe	187,251	185,577	41,118	38,698	25,254	25,289	24,536	48,677	278,159	298,241
Africa	947	1,076	233	333	620	566	458	297	2,258	2,272
Asia/Pacific	16,921	16,887	5,793	6,156	7,086	6,223	7,060	13,225	36,860	42,491
North America	45,717	56,129	55,337	56,812	17,018	13,943	30,805	57,177	148,877	184,061
Central and South America	3,325	3,530	214	196	777	660	831	1,552	5,147	5,938
Other[4]	301	348	124	228	–	48	160	629	585	1,253
Total	**261,448**	**271,219**	**104,125**	**104,077**	**52,183**	**48,815**	**64,540**	**123,590**	**482,296**	**547,701**

1 Includes impaired loans amounting to € 7.2 billion as of December 31, 2009 and € 3.7 billion as of December 31, 2008.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.9 billion as of December 31, 2009 and € 2.8 billion as of December 31, 2008.
3 Includes the effect of netting agreements and cash collateral received where applicable.
4 Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down several of our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by industry sector		Loans[1]	Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]			Total
in € m.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Banks and insurance	22,002	26,998	25,289	24,970	11,315	11,568	27,948	68,641	86,554	132,177
Manufacturing	17,314	19,043	24,814	24,889	16,809	13,669	2,169	4,550	61,106	62,151
Households	85,675	83,376	4,278	3,862	1,820	1,768	801	791	92,574	89,797
Public sector	9,572	9,972	520	819	19	628	5,527	7,125	15,638	18,544
Wholesale and retail trade	10,938	11,761	6,027	6,377	3,443	3,423	604	1,264	21,012	22,825
Commercial real estate activities	28,959	27,083	1,876	2,239	2,194	2,403	1,286	3,213	34,315	34,938
Fund management activities	26,462	31,158	11,135	12,998	540	678	12,922	23,114	51,059	67,948
Other[4]	60,526	61,828	30,186	27,923	16,043	14,678	13,283	14,892	120,038	119,321
Total	**261,448**	**271,219**	**104,125**	**104,077**	**52,183**	**48,815**	**64,540**	**123,590**	**482,296**	**547,701**

1 Includes impaired loans amounting to € 7.2 billion as of December 31, 2009 and € 3.7 billion as of December 31, 2008.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.9 billion as of December 31, 2008 and € 2.8 billion as of December 31, 2008.
3 Includes the effect of netting agreements and cash collateral received where applicable.
4 Loan exposures for Other include lease financing.

Our loans, irrevocable lending commitments, contingent liabilities and OTC derivatives-related credit exposure to our ten largest counterparties account for 7 % of our aggregated total credit exposure in these categories as of December 31, 2009. Our top ten counterparty exposures are by majority with well-rated counterparties or relate to structured trades which show high levels of risk mitigation, with the exception of one leveraged finance exposure.

Higher-Risk Loans

Certain types of loans have a higher risk of non-collection than others. In our amortized cost loan portfolio we consider our Corporate Finance Leveraged and commercial real estate loans to be included in this category as well as certain other loans not included in our low and medium risk categories.

As of December 31, 2009 our higher-risk amortized cost loan portfolio amounted to € 31.2 billion or 12 % of our overall loan portfolio. The below table summarizes our higher-risk loans by risk category as well as the level of impaired loans and corresponding allowances for loan losses.

Higher-risk loans by risk category			Dec 31, 2009
in € m.	Amortized cost loans	thereof: impaired loans	Allowance for loan losses
Leveraged finance	11,768	2,122	815
Commercial real estate[1]	12,990	460	274
Other	6,442	934	377
Total	**31,200**	**3,516**	**1,466**

1 Reflects commercial real estate related loans in our Corporate Finance division within our Corporate Banking & Securities segment.

We typically do not enter into subprime lending, junior lien mortgages or interest only lending. We do however, enter into higher margin consumer finance lending within our Private & Business Clients segment which we categorize as medium risk. The majority of our consumer finance exposure relates to customers in Germany and Italy.

Please see the following sections on corporate credit exposure and consumer credit exposure for additional information on our overall loan portfolio.

Credit Exposure Classification

We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

- Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

Corporate Credit Exposure

The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

This table reflects a marginal decrease in our corporate loan book combined with a larger decrease in our OTC derivatives exposure. The portion of our corporate loan book carrying an investment-grade rating decreased from 66 % at December 31, 2008 to 61 % at December 31, 2009, reflecting the continued credit deterioration throughout 2009 in light of the credit crisis. However, the loan exposure shown in the table below does not take into account any collateral, other credit enhancement or credit risk mitigating transactions. After consideration of such credit mitigants, we believe that there is no inappropriate concentration risk and our loan book is well-diversified. The decrease in our OTC derivatives exposure, particularly in the AAA-AA range, was substantially driven by rising interest rate curves and reduction activities as well as tightening credit spreads during 2009. The OTC derivatives exposure as shown below does not include credit risk mitigants (other than master agreement netting) or collateral (other than cash). Taking these mitigants into account, the remaining current credit exposure is significantly lower and in our judgment well-diversified and geared towards investment grade counterparties.

Corporate credit exposure credit risk profile by creditworthiness category	Loans[1]		Irrevocable lending commitments[2]		Contingent liabilities		OTC derivatives[3]		Total	
in € m.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
AAA–AA	28,134	40,749	22,211	20,373	6,573	5,926	23,966	65,598	80,884	132,646
A	29,634	29,752	22,758	30,338	13,231	11,976	13,793	22,231	79,416	94,297
BBB	46,889	53,360	28,814	26,510	15,753	15,375	7,600	15,762	99,056	111,007
BB	43,401	44,132	23,031	19,657	9,860	10,239	12,785	13,009	89,077	87,037
B	9,090	10,458	5,935	5,276	4,290	4,412	1,952	3,898	21,267	24,044
CCC and below	14,633	8,268	1,376	1,923	2,476	887	4,444	3,092	22,929	14,170
Total	**171,781**	**186,719**	**104,125**	**104,077**	**52,183**	**48,815**	**64,540**	**123,590**	**392,629**	**463,201**

1 Includes impaired loans mainly in category CCC and below amounting to € 4.9 billion as of December 31, 2009 and € 2.3 billion as of December 31, 2008.
2 Includes irrevocable lending commitments related to consumer credit exposure of € 2.9 billion as of December 31, 2009 and € 2.8 billion as of December 31, 2008.
3 Includes the effect of netting agreements and cash collateral received where applicable.

Consumer Credit Exposure

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure	
	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Consumer credit exposure Germany:	59,804	57,139	1.73 %	1.54 %	0.55 %	0.65 %
Consumer and small business financing	13,556	15,047	2.72 %	1.98 %	1.69 %	1.98 %
Mortgage lending	46,248	42,092	1.44 %	1.39 %	0.22 %	0.18 %
Consumer credit exposure outside Germany	29,864	27,361	3.37 %	1.92 %	1.27 %	0.94 %
Total consumer credit exposure[1]	**89,668**	**84,500**	**2.28 %**	**1.67 %**	**0.79 %**	**0.74 %**

1 Includes impaired loans amounting to € 2.3 billion as of December 31, 2009 and € 1.4 billion as of December 31, 2008.

The volume of our consumer credit exposure rose by € 5.2 billion, or 6 %, from 2008 to 2009, driven both by the volume growth of our portfolio in Germany (up € 2.7 billion) as well as outside Germany (up € 2.5 billion) with strong growth in Italy (up € 1.1 billion), Poland (up € 1.0 billion) and Spain (up € 0.2 billion).

Total net credit costs as a percentage of total exposure were positively impacted by changes in certain parameter and model assumptions, which reduced provisions by € 146 million. The increase in net credit costs in 2009 compared to 2008 reflected our strategy to invest in higher margin consumer finance business as well as the deteriorating credit conditions in Spain. The increase in net credit costs took place in our portfolios outside Germany and was mainly driven by the exacerbating economic crisis in Spain which adversely affected our mortgage loan and commercial finance portfolios there and by our consumer finance business in Poland and India. The higher percentage of delinquent loans outside Germany was predominantly driven by our mortgage business in Spain.

Collateral held as Security

We regularly agree on collateral to be received from customers in contracts that are subject to credit risk. We also regularly agree on collateral to be received from borrowers in our lending contracts. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it does not replace the necessity of high quality underwriting standards.

We segregate collateral received into the following two types:

- Financial and other collateral, which enables us to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), collateral assignments of other claims or inventory, equipment (e.g., plant, machinery, aircraft) and real estate typically fall into this category.
- Guarantee collateral, which substitutes the borrower's ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of Credit, insurance contracts, received guarantees and risk participations typically fall into this category.

Additionally, we actively manage the credit risk of our loans and lending-related commitments through our specialized unit LEMG. To manage better our derivatives-related credit risk, we enter into collateral support arrangements as described further below.

Concentrations of Credit Risk

Significant concentrations of credit risk exist if we have material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.

In order to monitor and manage credit risks, we use a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures that we intend to incur.

Our largest concentrations of credit risk within loans are in Western Europe and North America, with a significant share in households. The concentration in Western Europe is principally in our home market Germany, which includes most of the mortgage lending business. Within the OTC derivatives business our largest concentrations are also in Western Europe and North America, with a significant share in banks and insurances mainly within the investment-grade rating band.

Our higher-risk loans are concentrated in Commercial Real Estate and Leveraged Finance, with the latter including a borrower group concentration contributing approximately 40 % of the exposure in this category.

Credit Exposure from Derivatives

Exchange-traded derivative transactions (e.g., futures and options) are regularly settled through a central counterparty (e.g., LCH. Clearnet Ltd. or Eurex Clearing AG), the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, we also use central counterparty clearing services for OTC derivative transactions ("OTC clearing"); we thereby benefit from the credit risk mitigation achieved through the central counterparty's settlement system.

In order to reduce the credit risk resulting from OTC derivative transactions, where OTC clearing is not available, we regularly seek the execution of standard master agreements (such as the International Swaps and Derivatives Association's master agreements for derivatives or the German Master Agreement for Financial Derivative Transactions) with our clients. A master agreement allows the netting of rights and obligations arising under derivative transactions that have been entered into under such master agreement upon the counterparty's default, resulting in a single net claim owed by or to the counterparty ("close-out netting"). For parts of the derivatives business (e.g., foreign exchange transactions) we also enter into master agreements under which we set off amounts payable on the same day in the same currency and in respect to transactions covered by such master agreements ("payment netting"), reducing our settlement risk.

In our risk measurement and risk assessment processes we apply netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the master agreement in all relevant jurisdictions.

Also, we enter into collateral support annexes ("CSA") to master agreements in order to further reduce our derivatives-related credit risk. These collateral support annexes generally provide risk mitigation through periodic (usually daily) margining of the covered exposure. The CSA also provides for the right to terminate the related derivative transactions upon the counterparty's failure to honor a margin call. As with netting, when we believe the collateral support annex is enforceable, we reflect this in our exposure measurement.

As the replacement values of derivatives portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure the potential future exposure against separate limits. We supplement the potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

The potential future exposure measure which we use is generally given by a time profile of simulated positive market values of each counterparty's derivatives portfolio, for which netting and collateralization are considered. For limit monitoring we employ the 95th quantile of the resulting distribution of market values, internally referred to as potential future exposure ("PFE"). The average exposure profiles generated by the same calculation process are used to derive the so-called average expected exposure ("AEE") measure, which we use to reflect potential future replacement costs within our credit risk economic capital and the expected positive exposure ("EPE") measure driving our regulatory capital requirements. While AEE and EPE are generally calculated with respect to a time horizon of one year, the PFE is measured over the entire lifetime of a transaction or netting set. We also employ the aforementioned calculation process to derive stressed exposure results for input into our credit portfolio stress testing.

Certain collateral support annexes to master agreements provide for rating dependent triggers, where additional collateral must be pledged if a party's rating is downgraded. We also enter into master agreements that provide for an additional termination event upon a party's rating downgrade. We analyze and monitor potential contingent payment obligations resulting from a rating downgrade in our stress testing approach for liquidity risk on an ongoing basis.

Credit Valuation Adjustment

We establish a counterparty credit valuation adjustment for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined at each reporting date by assessing the potential credit exposure to all counterparties, taking into account any collateral held, the effect of netting under a master agreement, expected loss given default and the credit risk for each counterparty based on historic default levels.

The credit valuation adjustments are significant for certain monoline counterparties. These credit valuation adjustments are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. We recorded € 1.2 billion in credit valuation adjustments against our aggregate monoline exposures for 2009 and € 2.2 billion for 2008.

Treatment of Default Situations under Derivatives

Unlike in the case of the standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able under prevailing contracts to obtain additional collateral or terminate the transactions or the related master agreement.

The master agreements executed with our clients usually provide for a broad set of standard or bespoke termination rights, which allows us to respond swiftly to a counterparty's default or to other circumstances which indicate a high probability of failure. When our decision to terminate derivative transactions or the related master agreement results in a residual net obligation owed by the counterparty, we restructure the obligation into a non-derivative claim and manage it through our regular work-out process. As a consequence, for accounting purposes we typically do not show any nonperforming derivatives.

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2009.

Dec 31, 2009 in € m.	Notional amount maturity distribution				Positive market value	Negative market value	Net market value
	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total			
Interest-rate-related transactions:							
OTC products:							
FRAs	4,004,491	615,931	2,303	4,622,725	4,397	(4,527)	(130)
Interest rate swaps (single currency)	10,572,347	11,700,210	9,269,299	31,541,856	299,453	(279,432)	20,021
Purchased interest rate options	450,445	581,527	280,712	1,312,684	48,463	–	48,463
Written interest rate options	442,358	614,986	311,080	1,368,424	–	(51,171)	(51,171)
Exchange-traded products:							
Interest rate futures	205,162	303,061	531	508,754	–	–	–
Purchased interest rate options	336,826	13,209	–	350,035	188	–	188
Written interest rate options	331,852	17,997	–	349,849	–	(182)	(182)
Sub-total	**16,343,481**	**13,846,921**	**9,863,925**	**40,054,327**	**352,501**	**(335,312)**	**17,189**
Currency-related transactions:							
OTC products:							
Forward exchange trades	549,758	44,789	5,362	599,909	9,894	(9,486)	408
Cross currency swaps	1,851,617	882,409	561,200	3,295,226	65,502	(71,424)	(5,922)
Purchased foreign currency options	242,068	83,743	27,320	353,131	11,947	–	11,947
Written foreign currency options	236,324	100,351	27,239	363,914	–	(11,699)	(11,699)
Exchange-traded products:							
Foreign currency futures	10,169	522	–	10,691	–	(8)	(8)
Purchased foreign currency options	2,695	85	–	2,780	45	–	45
Written foreign currency options	1,716	4	–	1,720	–	(58)	(58)
Sub-total	**2,894,347**	**1,111,903**	**621,121**	**4,627,371**	**87,388**	**(92,675)**	**(5,287)**
Equity/index-related transactions:							
OTC products:							
Equity forward	1,546	7	489	2,042	183	(151)	32
Equity/index swaps	68,333	27,602	18,970	114,905	6,525	(7,802)	(1,277)
Purchased equity/index options	79,512	89,839	29,879	199,230	28,469	–	28,469
Written equity/index options	104,732	117,965	37,347	260,044	–	(34,248)	(34,248)
Exchange-traded products:							
Equity/index futures	17,201	258	63	17,522	–	–	–
Equity/index purchased options	126,918	56,747	6,887	190,552	2,985	–	2,985
Equity/index written options	119,173	56,478	7,172	182,823	–	(2,327)	(2,327)
Sub-total	**517,415**	**348,896**	**100,807**	**967,118**	**38,162**	**(44,528)**	**(6,366)**
Credit derivatives	**398,530**	**2,236,492**	**794,414**	**3,429,436**	**104,384**	**(88,337)**	**16,047**
Other transactions:							
OTC products:							
Precious metal trades	55,705	40,469	5,202	101,376	4,446	(3,959)	487
Other trades	59,483	115,358	4,631	179,472	13,238	(13,111)	127
Exchange-traded products:							
Futures	20,073	15,092	1,067	36,232	20	(27)	(7)
Purchased options	17,235	12,390	262	29,887	3,093	–	3,093
Written options	17,511	10,226	723	28,460	–	(2,827)	(2,827)
Sub-total	**170,007**	**193,535**	**11,885**	**375,427**	**20,797**	**(19,924)**	**873**
Total OTC business	**19,117,249**	**17,251,678**	**11,375,447**	**47,744,374**	**596,901**	**(575,347)**	**21,554**
Total exchange-traded business	**1,206,531**	**486,069**	**16,705**	**1,709,305**	**6,331**	**(5,429)**	**902**
Total	**20,323,780**	**17,737,747**	**11,392,152**	**49,453,679**	**603,232**	**(580,776)**	**22,456**
Positive market values including the effect of netting and cash collateral received					**69,368**		

Distribution Risk

We frequently underwrite large commitments with the intention to sell down or distribute most of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds.

For risk management purposes we treat the full amount of all such commitments as credit exposure requiring formal credit approval. This approval also includes our intended final hold. Amounts which we intend to sell are classified as trading assets and are subject to fair value accounting. The price volatility is monitored in our market risk process. To protect us against a value deterioration of such amounts, we may enter into generic market risk hedges (most commonly using related indices), which are also captured in our market risk process.

Country Risk

We manage country risk through a number of risk measures and limits, the most important being:

— Total counterparty exposure. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events ("country risk event"). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
— Transfer risk exposure. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event"). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
— Highly-stressed event risk scenarios. We use stress testing to measure potential risks on our trading positions and view these as market risk.

Country Risk Ratings

Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

— Sovereign rating. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
— Transfer risk rating. A measure of the probability of a "transfer risk event."
— Event risk rating. A measure of the probability of major disruptions in the market risk factors relating to a country.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee, a sub-committee of our Risk Executive Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Country Risk Limits

We manage our exposure to country risk through a framework of limits. The bank specifically limits and monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country Risk limits are set by either our Management Board or by our Group Credit Policy Committee, pursuant to delegated authority.

Monitoring Country Risk

We charge our group divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our finance function. Our Group Credit Policy Committee also reviews data on transfer risk.

Country Risk Exposure

The following tables show the development of total Emerging Markets net counterparty exposure (net of collateral), and the utilized Emerging Markets net transfer risk exposure (net of collateral) by region.

Emerging Markets net counterparty exposure

in € m.	Dec 31, 2009	Dec 31, 2008
Total net counterparty exposure	28,075	26,214
Total net counterparty exposure (excluding OTC derivatives)	22,591	17,697

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets net transfer risk exposure

in € m.	Dec 31, 2009	Dec 31, 2008
Africa	1,101	914
Asia (excluding Japan)	5,321	5,472
Eastern Europe	2,129	3,364
Latin America	2,234	1,647
Middle East	4,041	3,402
Total emerging markets net transfer risk exposure	**14,826**	**14,799**

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

As of December 31, 2009, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 14.8 billion, virtually unchanged, from December 31, 2008, as increases in cross border credit related transactions to Middle East, Latin America and Asia (excluding Japan) were offset by a reduction to Eastern Europe and a reduction of OTC derivative exposures across almost all regions.

Problem Loans

Our problem loans consist mainly of our impaired loans. Our Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if

— there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a "loss event"),
— the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
— a reliable estimate of the loss amount can be made.

The impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. For troubled debt restructurings (as defined below) the original effective interest rate before modification of terms is used.

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

The second component of our problem loans are nonimpaired problem loans, where no impairment loss is recorded but where either known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or that are 90 days or more past due but for which the accrual of interest has not been discontinued.

In keeping with SEC industry guidance, we also continue to monitor and report the following categories in our problem loans:

— Nonaccrual Loans: We place a loan on nonaccrual status if the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or the accrual of interest should be ceased according to management's judgment as to collectability of contractual cash flows. When a loan is placed on nonaccrual status, the accrual of interest in accordance with the contractual terms of the loan is discontinued. However, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan. Cash receipts of interest on nonaccrual loans are recorded as a reduction of principal.
— Loans Ninety Days or More Past Due and Still Accruing: These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest as no impairment loss is recorded.
— Troubled Debt Restructurings: These are loans that we have restructured due to deterioration in the borrower's financial position on terms that we would not otherwise consider. If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks.

The following two tables present a breakdown of our problem loans for the dates specified.

Dec 31, 2009		**Impaired loans**			**Nonimpaired problem loans**		**Problem loans**
in € m.	**German**	**Non-German**	**Total**	**German**	**Non-German**	**Total**	**Total**
Individually assessed	**758**	**4,145**	**4,903**	**304**	**1,037**	**1,341**	**6,244**
Nonaccrual loans	707	4,027	4,734	200	1,003	1,203	5,937
Loans 90 days or more past due and still accruing	–	–	–	50	5	55	55
Troubled debt restructurings[1]	51	118	169	54	29	83	252
Collectively assessed	**907**	**1,391**	**2,298**	**274**	**97**	**371**	**2,669**
Nonaccrual loans	905	1,281	2,186	–	–	–	2,186
Loans 90 days or more past due and still accruing	–	–	–	260	6	266	266
Troubled debt restructurings[1]	2	110	112	14	91	105	217
Total problem loans	**1,665**	**5,536**	**7,201**	**578**	**1,134**	**1,712**	**8,913**
thereof: IAS 39 reclassified problem loans	28	2,750	2,778	–	159	159	2,937

1 The table above shows troubled debt restructurings within our smaller-balance standardized homogeneous loans under collectively assessed problem loans as in last quarter 2009 credit policies and processes were enhanced to assess them accordingly.

Dec 31, 2008		Impaired loans			Nonimpaired problem loans		Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	**750**	**1,532**	**2,282**	**294**	**391**	**685**	**2,967**
Nonaccrual loans	699	1,519	2,218	215	377	592	2,810
Loans 90 days or more past due and still accruing	–	–	–	8	5	13	13
Troubled debt restructurings	51	13	64	71	9	80	144
Collectively assessed	**824**	**576**	**1,400**	**175**	**13**	**188**	**1,588**
Nonaccrual loans	824	576	1,400	–	–	–	1,400
Loans 90 days or more past due and still accruing	–	–	–	175	13	188	188
Troubled debt restructurings	–	–	–	–	–	–	–
Total problem loans	**1,574**	**2,108**	**3,682**	**469**	**404**	**873**	**4,555**
thereof: IAS 39 reclassified problem loans	9	745	754	–	86	86	840

The € 4.4 billion, or 96 %, increase in our total problem loans in 2009 was due to a € 5.6 billion gross increase of problem loans partly offset by € 1.2 billion of charge-offs and a € 60 million decrease as a result of exchange rate movements. The increase in problem loans is mainly attributable to our individually assessed loans, with gross increases of € 4.0 billion, partly offset by charge-offs of € 670 million and a € 57 million decrease as a result of exchange rate movements. For collectively assessed problem loans, gross increases of € 1.6 billion were partly offset by charge-offs of € 552 million. Included in the € 2.7 billion of collectively assessed problem loans as of December 31, 2009 are € 2.1 billion of loans that are 90 days or more past due as well as € 564 million of loans that are less than 90 days past due.

Our problem loans included € 2.9 billion of problem loans among the loans reclassified to the banking book as permitted by IAS 39. For these loans we recorded gross increases in problem loans of € 2.5 billion partly offset by € 414 million of charge-offs and a € 34 million decrease as a result of exchange rate movements.

Our commitments to lend additional funds to debtors with problem loans amounted to € 191 million as of December 31, 2009, an increase of € 120 million or 169 % compared to December 31, 2008. Of these commitments, € 51 million were to debtors whose loan terms have been modified in a troubled debt restructuring, an increase of € 45 million compared to December 31, 2008.

In addition, as of December 31, 2009, we had € 7 million of lease financing transactions that were nonperforming, an increase of € 3 million or 71 % compared to December 31, 2008. These amounts are not included in our total problem loans.

The following table presents an overview of nonimpaired Troubled Debt Restructurings representing our renegotiated loans that would otherwise be past due or impaired.

in € m.	Dec 31, 2009	Dec 31, 2008
Troubled debt restructurings not impaired	188	80

The following table breaks down the nonimpaired past due loan exposure carried at amortized cost according to its past due status.

in € m.	Dec 31, 2009	Dec 31, 2008
Loans less than 30 days past due	6,192	8,345
Loans 30 or more but less than 60 days past due	941	1,308
Loans 60 or more but less than 90 days past due	558	939
Loans 90 days or more past due	925	407
Total loans past due but not impaired	**8,616**	**10,999**

The following table presents the aggregated value of collateral – with the fair values of collateral capped at loan outstandings – held by us against our loans past due but not impaired.

in € m.	Dec 31, 2009	Dec 31, 2008
Financial and other collateral	3,965	3,222
Guarantees received	330	987
Total capped fair value of collateral held for loans past due but not impaired	**4,295**	**4,209**

Impaired Loans

As of December 31, 2009, our impaired loans totaled € 7.2 billion, representing a 96 % increase compared to December 31, 2008. The total € 4.8 billion gross increase of impaired loans was only partly offset by € 1.2 billion of charge-offs and a € 31 million decrease as a result of exchange rate movements. The increase in impaired loans is mainly attributable to our individually assessed impaired loans with gross increases of € 3.3 billion, partly offset by charge-offs of € 670 million and a € 27 million decrease as a result of exchange rate movements. The collectively assessed impaired loans increased by € 897 million, as gross increases of € 1.5 billion were offset by charge-offs of € 552 million.

Our impaired loans included € 2.8 billion of problem loans among the loans reclassified to the banking book as permitted by IAS 39. For these loans we recorded gross increases in impaired loans of € 2.5 billion, partly offset by € 414 million of charge-offs and a € 28 million decrease as a result of exchange rate movements.

The following table presents a breakdown of our impaired loans by region based on the country of domicile of our counterparties for the dates specified.

			Dec 31, 2009			Dec 31, 2008
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Eastern Europe	30	121	151	16	38	54
Western Europe	3,215	2,152	5,367	1,439	1,338	2,777
Africa	27	–	27	–	–	–
Asia/Pacific	136	21	157	50	22	72
North America	1,392	3	1,395	543	1	544
Central and South America	84	1	85	233	1	234
Other	19	–	19	1	–	1
Total	**4,903**	**2,298**	**7,201**	**2,282**	**1,400**	**3,682**

The following table presents a breakdown of our impaired loans by industry sector for the dates specified.

			Dec 31, 2009			Dec 31, 2008
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Banks and insurance	101	–	101	146	10	156
Manufacturing	582	116	698	347	80	427
Households	103	1,556	1,659	228	981	1,209
Public sector	45	–	45	118	–	118
Wholesale and retail trade	255	91	346	145	55	200
Commercial real estate activities	710	250	960	137	35	172
Fund management activities	848	–	848	644	1	645
Other[1]	2,259	285	2,544	517	238	755
Total	**4,903**	**2,298**	**7,201**	**2,282**	**1,400**	**3,682**

1 For December 31, 2009 the category Other contains primarily the impaired junior debt portion of one Leveraged Finance exposure which was reclassified in accordance with IAS 39.

The following table presents the aggregated value of collateral we held against impaired loans, with fair values capped at transactional outstandings.

in € m.	Dec 31, 2009	Dec 31, 2008
Financial and other collateral	1,757	1,175
Guarantees received	57	18
Total capped fair value of collateral held for impaired loans	**1,814**	**1,193**

Collateral Obtained

The following table presents the aggregated value of collateral we obtained on the balance sheet during the reporting periods by taking possession of collateral held as security or by calling upon other credit enhancements.

in € m.	2009	2008
Commercial real estate	78	799
Residential real estate	10	170
Other	–	1,837
Total collateral obtained during the reporting period	**88**	**2,806**

Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use.

The commercial real estate collateral obtained in 2009 related to two of our U.S. exposures while the residential real estate collateral obtained relates to a variety of cases in Spain where we have executed foreclosure by taking possession.

The residential real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under SIC-12 and IAS 27. The year-end amounts in relation to collateral obtained for these trusts were € 33 million and € 127 million, for December 31, 2009 and December 31, 2008 respectively.

Allowance for Loan Losses

The following table presents the components of our allowance for loan losses on the dates specified, including, with respect to our German loan portfolio, a breakdown by industry of the borrower and the percentage of our total loan portfolio accounted for by those industry classifications. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (unless stated otherwise)	Dec 31, 2009		Dec 31, 2008	
German:				
Individually assessed loan loss allowance:				
Banks and insurance	2	4 %	1	5 %
Manufacturing	199	3 %	165	3 %
Households (excluding mortgages)	18	5 %	21	5 %
Households – mortgages	3	15 %	5	13 %
Public sector	–	2 %	–	2 %
Wholesale and retail trade	95	1 %	81	1 %
Commercial real estate activities	55	5 %	60	5 %
Fund management activities	3	1 %	2	1 %
Other	123	4 %	144	5 %
Individually assessed loan loss allowance German total	498		479	
Collectively assessed loan loss allowance	454		464	
German total	**952**	**40 %**	**943**	**39 %**
Non-German:				
Individually assessed loan loss allowance	1,532		499	
Collectively assessed loan loss allowance	859		496	
Non-German total	**2,391**	**60 %**	**995**	**61 %**
Total allowance for loan losses	**3,343**	**100 %**	**1,938**	**100 %**
Total individually assessed loan loss allowance	2,029		977	
Total collectively assessed loan loss allowance	1,314		961	
Total allowance for loan losses	**3,343**		**1,938**	

Movements in the Allowance for Loan Losses

We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement.

The following table presents a breakdown of the movements in our allowance for loan losses for the periods specified.

			2009			2008
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	977	961	1,938	930	775	1,705
Provision for loan losses	1,789	808	2,597	382	702	1,084
Net charge-offs	(637)	(419)	(1,056)	(301)	(477)	(778)
Charge-offs	(670)	(552)	(1,222)	(364)	(626)	(990)
Recoveries	33	133	166	63	149	212
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes/other	(101)	(36)	(137)	(34)	(39)	(74)
Balance, end of year	**2,029**	**1,314**	**3,343**	**977**	**961**	**1,938**

The following table sets forth a breakdown of the movements in our allowance for loan losses, including, with respect to our German loan portfolio, by industry classifications for the periods specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (unless stated otherwise)	2009	2008
Balance, beginning of year	**1,938**	**1,705**
Charge-offs:		
German:		
Banks and insurance	(2)	(2)
Manufacturing	(43)	(53)
Households (excluding mortgages)	(340)	(330)
Households – mortgages	(23)	(32)
Public sector	–	–
Wholesale and retail trade	(23)	(41)
Commercial real estate activities	(6)	(19)
Fund management activities	–	–
Other	(72)	(127)
German total	(509)	(604)
Non-German total	(713)	(386)
Total charge-offs	**(1,222)**	**(990)**
Recoveries:		
German:		
Banks and insurance	1	1
Manufacturing	11	14
Households (excluding mortgages)	83	81
Households – mortgages	1	3
Public sector	–	–
Wholesale and retail trade	7	8
Commercial real estate activities	7	9
Fund management activities	–	–
Other	25	41
German total	135	157
Non-German total	31	55
Total recoveries	**166**	**212**
Net charge-offs	**(1,056)**	**(778)**
Provision for loan losses	2,597	1,084
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(137)	(74)
Balance, end of year	**3,343**	**1,938**
Percentage of total net charge-offs to average loans for the year	0.39 %	0.33 %

Our allowance for loan losses as of December 31, 2009 was € 3.3 billion, a 72 % increase from the € 1.9 billion reported for the end of 2008. The increase in our allowance was principally due to provisions exceeding substantially our charge-offs.

Our gross charge-offs amounted to € 1.2 billion in 2009. Of the charge-offs for 2009, € 637 million were related to our corporate credit exposure, of which € 414 million were related to assets which had been reclassified in accordance with IAS 39 in our U.S. and U.K. portfolios, and € 419 million to our consumer credit exposure, mainly driven by our German portfolios.

Our provision for loan losses in 2009 was € 2.6 billion, principally driven by € 1.8 billion for our corporate credit exposures, of which € 1.3 billion of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominantly to exposures in Leveraged Finance. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall deteriorating credit environment. Loan loss provisions for PCAM amounted to € 805 million, predominately reflecting a more challenging credit environment in Spain and Poland. Provisions in 2009 were positively impacted by changes in certain parameter and model assumptions, which reduced provisions by € 87 million in CIB and € 146 million in PCAM.

Our individually assessed loan loss allowance was € 2.0 billion as of December 31, 2009. The € 1.1 billion increase in 2009 is comprised of net provisions of € 1.8 billion (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 637 million and a € 101 million decrease from currency translation and unwinding effects.

Our collectively assessed loan loss allowance totaled € 1.3 billion as of December 31, 2009, representing an increase of € 353 million against the level reported for the end of 2008 (€ 961 million). Movements in this component include a € 808 million provision, including a positive impact by changes in certain parameter and model assumptions which reduced provision by € 87 million, being offset by € 419 million net charge-offs and a € 36 million net decrease from currency translation and unwinding effects.

Our allowance for loan losses as of December 31, 2008 was € 1.9 billion, a 14 % increase from the € 1.7 billion reported for the end of 2007. The increase in our allowance was principally due to provisions exceeding our charge-offs.

Our gross charge-offs amounted to € 990 million in 2008. Of the charge-offs for 2008, € 626 million were related to our consumer credit exposure and € 364 million were related to our corporate credit exposure, mainly driven by our German and U.S. portfolios.

Our provision for loan losses in 2008 was € 1.1 billion, up € 433 million or 67 %, principally driven by our consumer credit exposure, as a result of the deteriorating credit conditions in Spain, higher delinquencies in Germany and Italy, as well as organic growth in Poland. For our corporate exposures, new provisions of € 257 million were established in the second half of 2008 relating to assets which had been reclassified in accordance with IAS 39. Additional loan loss provisions within this portfolio were required, mainly on European loans, reflecting the deterioration in credit conditions.

Our individually assessed loan loss allowance was € 977 million as of December 31, 2008. The € 47 million increase in 2008 is comprised of net provisions of € 382 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 301 million and a € 34 million decrease from currency translation and unwinding effects.

Our collectively assessed loan loss allowance totaled € 961 million as of December 31, 2008, representing an increase of € 186 million against the level at the end of 2007 (€ 775 million). Movements in this component include € 702 million provision being offset by € 477 million net charge-offs, and a € 39 million net reduction due to exchange rate movements and unwinding effects. Given this increase, our collectively assessed loan loss allowance was almost at the same level as our individually assessed loan loss allowance.

Non-German Component of the Allowance for Loan Losses

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2009, 72 % of our total allowance was attributable to non-German clients.

in € m.	2009	2008
Balance, beginning of year	995	615
Provision for loan losses	2,182	752
Net charge-offs	(682)	(330)
Charge-offs	(713)	(385)
Recoveries	31	55
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(104)	(42)
Balance, end of year	2,391	995

Allowance for Off-balance Sheet Positions

The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

			2009			2008
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	98	112	210	101	118	219
Provision for off-balance sheet positions	21	12	33	(2)	(6)	(8)
Usage	(45)	–	(45)	–	–	–
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes	10	–	10	(1)	–	(1)
Balance, end of year	83	124	207	98	112	210

Settlement Risk

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Market Risk

The vast majority of our businesses are subject to market risk, defined as the potential for change in the market value of our trading and investing positions. Risk can arise from adverse changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility.

The primary objective of Market Risk Management is to ensure that our business units optimize the risk-reward relationship and do not expose it to unacceptable losses. To achieve this objective, Market Risk Management works closely together with risk takers (the business units) and other control and support groups.

We differentiate between two substantially different types of market risk:

— Trading market risk arises primarily through the market-making activities of the Corporate and Investment Bank division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
— Nontrading market risk in the form of equity risk arises primarily from non-consolidated strategic investments in the Corporate Investment portfolio, alternative asset investments and equity compensation. Interest risk stems from our nontrading asset and liability positions. Other nontrading market risk elements are risks arising from asset management and fund related activities as well as model risks in PBC, GTB and PWM, which are derived by shocking assumptions on client behavior in combination with interest rate movements.

Trading Market Risk Management Framework

Our primary instrument to manage trading market risk is the limit setting process. Our Management Board, supported by Market Risk Management, which is part of our independent legal, risk & capital function, sets a Group-wide value-at-risk and economic capital limits for the market risk in the trading book. Market Risk Management sub-allocates this overall limit to our group divisions (e.g., Global Markets and Corporate Finance) and individual business areas (e.g., Global Rates, Global Markets Equity, etc.) based on anticipated business plans and risk appetite. Within the individual business areas, the business heads or Chief Operating Officers may establish business limits by sub-allocating the Market Risk Management limit down to individual portfolios or geographical regions.

Value-at-risk and economic capital limits are not sufficient for managing all types of market risk on their own. In addition, Market Risk Management operates sensitivity and concentration/liquidity limits. A distinction is made between Market Risk Management limits and business limits for sensitivities and concentration/liquidity. In practice, the Market Risk Management limits are likely to be a relatively small number of key limits necessary to capture an exposure to a particular risk factor and will tend to be global in nature rather than for any particular geographical region.

To manage the exposures inside the limits, the risk takers apply several risk mitigating measures, most notably the use of

— Diversification effects: Diversification is a portfolio strategy designed to reduce exposure by combining a variety of positions. Because some investments rise in value while others decline, diversification can help to lower the overall level of risk for a given portfolio.
— Hedging: Hedging involves taking positions in related securities, including derivative products, such as futures, swaps and options. Hedging activities may not always provide effective mitigation against losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the exposure being hedged.

Trading Market Risk Management: Refined framework and de-risking discipline in 2009

In 2009, Market Risk Management implemented new processes to improve the monitoring and reporting of key risks. These processes included creating a list of exposures which had been targeted for de-risking. The identification of such positions was guided by a four step de-risking framework.

Reduce risk concentrations:
— Adapt position size to liquidity environment
— Invest in unwinding most illiquid risk positions.

Continued use of active hedging:
— Active program of macro hedging
— Improve hedging efficiency of individual strategies.

De-leverage balance sheet:
— Manage down gross and net exposure
— Align market risk appetite to new balance sheet and leverage targets.

Reduce uncertainty:
— Avoid exposure to difficult to value products
— Reduce reliance on complex, highly structured products.

As a result of the continued focus, the majority of these key exposures have been reduced to appropriate levels. For a minority of exposures, de-risking progress has been slowed by the current market conditions; and potential for future loss remains. Action has been taken to reduce this potential. The positions have been segregated from the 'Ongoing' trading books, and are managed in separate 'Legacy' books. Hedges have also been purchased to limit the downside risk. We continue to seek and take market opportunities to reduce these risks.

The plan was part of a wider recalibration of the business model. This aims to increase the proportion of revenues earned from the most liquid flow markets, and to reduce reliance on exotic and structured businesses which may lack liquidity.

Quantitative Risk Management Tools

Value-at-Risk

Value-at-risk is a quantitative measure of the potential loss (in value) of trading positions due to market movements that will not be exceeded in a defined period of time and with a defined confidence level.

Our value-at-risk for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been periodically refined and approval has been maintained.

We calculate value-at-risk using a 99 % confidence level and a holding period of one day. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported value-at-risk. For regulatory reporting, the holding period is ten days.

We use historical market data to estimate value-at-risk, with an equally-weighted 261 trading day history. The calculation employs a Monte Carlo simulation technique, and we assume that changes in risk factors follow a certain distribution, e.g., normal or logarithmic normal distribution. To determine our aggregated value-at-risk, we use observed correlations between the risk factors during this 261 trading day period.

Our value-at-risk model is designed to take into account the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities and common basis risk. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value.

The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It allows a comparison of risk in different businesses, and also provides a means of aggregating and netting positions within a portfolio to reflect correlations and offsets between different asset classes. Furthermore, it facilitates comparisons of our market risk both over time and against our daily trading results.

When using value-at-risk estimates a number of considerations should be taken into account. The model is subject to known limitations, many of which manifested themselves in 2008, resulting in a high number of outliers. These include the following:

— The use of historical data may not be a good indicator of potential future events, particularly those that are extreme in nature. This 'backward-looking' limitation can cause value-at-risk to understate risk (as in 2008), but can also cause it to be overstated. In 2009 we observed fewer outliers than would be predicted by the model. In a strict statistical sense, the value-at-risk in 2009 was over-conservative, and had overestimated the risk in the trading books. As discussed, our value-at-risk model bases estimates of future volatility on market data observed over the previous year. For much of 2009, this estimate incorporated the extreme market volatility observed in the fourth quarter of 2008 following the bankruptcy of Lehman Brothers. As markets normalized in 2009, estimated volatility exceeded actual volatility, and fewer outliers occurred than expected.
— Assumptions concerning the distribution of changes in risk factors, and the correlation between different risk factors, may not hold true, particularly during market events that are extreme in nature. While we believe our assumptions are reasonable, there is no standard value-at-risk methodology to follow. Different assumptions would produce different results.
— The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day.
— Value-at-risk does not indicate the potential loss beyond the 99th quantile.
— Intra-day risk is not captured.
— Although we consider the material risks to be covered by our value-at-risk model and we further enhance it, there still may be risks in the trading book that are not covered by the value-at-risk model.

We continuously analyze potential weaknesses of our value-at-risk model using statistical techniques such as back-testing, but also rely on risk management experience and expert opinion. Back-testing provides an analysis of the predictive power of the value-at-risk calculations based on actual experience. We compare the hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A committee chaired by Market Risk Management and with participation from Market Risk Operations, Risk Analytics and Instruments, Finance and others, meets on a quarterly basis to discuss back-testing results of our Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process.

We are committed to the ongoing development of our proprietary risk models, and we allocate substantial resources to reviewing and improving them. Special attention is given to improving those parts of the value-at-risk model that relate to the areas where losses have been experienced in the recent past. During 2009, significant methodology improvements were made to the value-at-risk calculation, including the following:

— Introduction of option-adjusted spread sensitivity for mortgage backed securities. This measure of credit spread more accurately captures prepayment risk, which arises from mortgage holders' option to prepay their mortgage if interest rates fall
— Introduction of credit spread implied volatility sensitivity
— Inclusion of basis risk between different money market instruments and swaps based on them
— Inclusion of basis risk between credit default swaps and bond spreads

Economic Capital for Market Risk

As for other risk categories, economic capital for market risk measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year.

Some firms calculate economic capital for market risk using their value-at-risk model, by applying a higher confidence level and longer holding period. A key limitation of this approach is that value-at-risk models are based on relatively recent historical data, and therefore typically only reflect losses under normal market conditions. To address this, we calculate economic capital using stress tests and scenario analyses. The stress tests are derived from historically observed severe market shocks. The resulting losses from these stress scenarios are then aggregated using correlations observed during periods of market crises, to reflect the increase in correlations which occurs during severe downturns.

The stress tests are augmented by subjective assessments where only limited historical data is available, or where market developments are viewed to make historical data a poor indicator of possible future market scenarios.

The calculation of economic capital for market risk from the trading units is performed weekly. The model incorporates the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices. Volatility, credit correlation and common basis risks are also captured.

During the course of 2009 the economic capital stress tests were recalibrated to reflect the extreme market moves observed in the later part of 2008. This included extension of the assumed holding periods on credit positions, and significant increases to the shocks applied to equity indices and credit spreads, especially for securitized products.

In addition to the recalibration, there were improvements to the economic capital model. These included the addition of stress tests for leveraged exchange traded funds and for gap risk in non-recourse finance in emerging markets.

Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and the fact that not all downside scenarios can be predicted and simulated. While our risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates. We also continuously assess and refine our stress tests in an effort to ensure they capture material risks as well as reflect possible extreme market moves.

Value-at-Risk of Trading Units of Our Corporate and Investment Bank Group Division

The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of trading units in € m.	Dec 31, 2009	Dec 31, 2008
Interest rate risk	111.0	129.9
Equity price risk	37.0	34.5
Foreign exchange risk	23.9	38.0
Commodity price risk	14.8	13.5
Diversification effect	(65.7)	(84.5)
Total	121.0	**131.4**

The following table shows the maximum, minimum and average value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division by risk categories for the periods specified.

Value-at-risk of trading units	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Average	126.8	122.0	(61.6)	(74.7)	117.6	105.4	26.9	60.7	28.7	18.4	15.1	12.2
Maximum	180.1	172.9	(112.3)	(104.1)	169.2	143.3	47.3	93.8	64.4	42.4	34.7	21.1
Minimum	91.9	97.5	(35.9)	(48.4)	83.2	83.1	14.5	31.0	11.9	8.5	8.5	7.6

The following graph shows the daily aggregate value-at-risk of our trading units in 2009, including diversification effects, and actual income of the trading units throughout the year.

Income of Trading Units and Value-at-Risk in 2009


in € m.
400
300
200
100
0
(100)
(200)
1/09
2/09
3/09
4/09
5/09
6/09
7/09
8/09
9/09
10/09
11/09
12/09
Income of Trading Units
Value-at-Risk

Our value-at-risk for the trading units remained within a band between € 91.9 million and € 180.1 million. The average value-at-risk in 2009 was € 126.8 million, which is 4 % above the 2008 average of € 122 million.

The increase in average value-at-risk observed in 2009 was driven primarily by an increased market volatility observed in 2008, and to a lesser extent by development of the value-at-risk model. For much of 2009, these factors offset the significant de-risking achieved in the trading book.

Value-at-risk peaked in the second quarter 2009 at € 180.1 million, and then fell as the high volatility observations from the second quarter 2008 were no longer included in the dataset. There was also a consistent fall in value-at-risk for much of the last quarter in 2009, as the extreme observations in the last quarter of 2008 (following the bankruptcy of Lehman Brothers) fell out of the dataset. In early December, value-at-risk reached a low point of € 91.9 million, which compared to the 2008 average of € 122 million, illustrates the significant reduction in risk. A combination of additional risk positions in interest rate and equity risk as well as a recalibration of parameters in our credit correlation business drove the value-at-risk back to € 121 million as per year-end 2009.

Our trading units achieved a positive actual income for over 91 % of the trading days in 2009 (over 57 % in 2008).

An outlier is a hypothetical buy-and-hold trading loss that exceeds our value-at-risk estimate. In our regulatory back-testing in 2009, we observed one outlier compared to 35 in 2008. We would expect a 99 percent confidence level to give rise to two to three outliers in any one year. This significant improvement in model performance reflects the developments carried out in 2008 and 2009 and the return of markets to more normal volatility and correlation patterns.

The following histogram illustrates the distribution of actual daily income of our trading units in 2009. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

Income of Trading Units in 2009


in € m.
Days
20
15
10
5
0
(45) to (40)
(40) to (35)
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
100 to 105
105 to 110
110 to 115
115 to 120
120 to 125
125 to 130
130 to 135
135 to 140
140 to 145
145 to 150
Over 150

The economic capital usage for market risk arising from the trading units totaled € 4.6 billion at year-end 2009 compared with € 5.5 billion at year-end 2008. The reduction reflects the de-risking carried out in the trading books. This was partially offset by increases driven by recalibration of shocks and developments to the economic capital model.

Nontrading Market Risk Management

Our Nontrading Market Risk Management units oversee a number of risk exposures resulting from various business activities and initiatives.

The most dominant nontrading market risk is the equity risk arising from our non-consolidated strategic investments in the Corporate Investment portfolio, which in particular includes our stake in the Deutsche Postbank AG. Moreover, the alternative asset portfolio contributes to our nontrading equity risk position as it consists primarily of business-related principal investments as well as private equity and alternative asset investments.

The majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to Global Markets within our Corporate and Investment Bank and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is modest interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.

A significant contribution to our foreign exchange risk in our nontrading portfolio results from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries, mainly U.S. and U.K. entities. It is also referred to as structural foreign exchange risk exposure.

Apart from these more conventional risk topics, our Nontrading Market Risk Management function also has the mandate to monitor and manage risks arising from equity compensation and asset management and fund related activities resulting primarily from guaranteed funds. Moreover, our PBC, GTB and PWM businesses are subject to modeling risk with regard to client deposits. This risk materializes if assumptions on client behavior are shocked in combination with interest rate movements.

The Capital and Risk Committee supervises our nontrading market risk exposures. Investment proposals for strategic investments are analyzed by the Group Investment Committee. Depending on size of the strategic investment the investment requires approval from the Group Investment Committee, the Management Board or even the Supervisory Board. The development of Strategic Investments is monitored by the Group Investment Committee on a regular basis. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.

Due to the complexity and variety of risk characteristics in the area of nontrading market risks, the responsibility of risk management is split into three teams

— The Nontrading Market Risk Management team within our Market Risk Management function covers market risks in PBC, GTB, PWM and Corporate Investments as well as Structural FX Risks, Equity Compensation Risks and Pension Risks.
— The Principal Investments team within our Credit Risk Management function is specialized in risk-related aspects of our nontrading alternative asset activities and performs monthly reviews of the risk profile of the nontrading alternative asset portfolios.
— The Asset Management Risk unit within our Credit Risk Management function is specialized in risk-related aspects of our asset and fund management business. Noteworthy risks in this area arise, for example, from performance and/or principal guarantees and reputational risk related to managing client funds.

Assessment of Market Risk in Our Nontrading Portfolios

Due to the nature of these positions as well as the static nature of some of the pricing we do not use value-at-risk to assess the market risk in our nontrading portfolios. Rather we assess the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves and the liquidity of each asset class as well as changes in client behaviors in relation to deposit products. In this context, we also utilize our macroeconomic credit portfolio model to estimate the economic capital demand for our strategic investments. This assessment forms the basis of our economic capital estimates which enables us to actively monitor and manage our nontrading market risk. As of year-end 2009 several enhancements to the economic capital coverage across the nontrading market risk portfolio have been introduced. Most significant additions to our economic capital coverage are Equity Compensation Risks, Structural FX risks and modeling risks with regard to our client deposits in our PBC, GTB and PWM businesses. Although these positions have a large economic capital impact on a standalone basis, they have only incremental impact on a diversified basis.

Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area

The table below shows the economic capital usages for our nontrading portfolios by business division.

Economic capital usage for our nontrading portfolios in € m.	**Dec 31, 2009**	**Dec 31, 2008**
CIB	890	941
PCAM	2,246	1,730
Corporate Investments	5,043	577
Other nontrading market risk	(277)	14
Total DB Group	**7,902**	**3,262**

Most significant changes in 2009 result from the acquisition of shares in Deutsche Postbank AG, which is the main driver of the economic capital increase within Corporate Investments. The increase in PCAM is mainly driven by further enhancements to the economic capital model in Private & Business Clients and Asset and Wealth Management. The allocation of the economic capital contribution for deposit modeling amounting to € 15 million was shifted from business risk economic capital to nontrading market risk economic capital as of December 31, 2008.

Carrying Value and Economic Capital Usage for Our Nontrading Market Risk Portfolios

The table below shows the carrying values and economic capital usages separately for our nontrading portfolios.

Nontrading portfolios	Carrying value		Economic capital usage	
in € bn.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Strategic Investments	7.6	1.2	4.9	0.8
Major Industrial Holdings[1]	0.2	1.1	–	0.4
Other Corporate Investments	0.9	0.9	0.2	0.2
Alternative Assets	3.8	3.2	1.3	1.3
Principal Investments	2.0	1.6	0.7	0.7
Real Estate	1.7	1.3	0.6	0.6
Hedge Funds[2]	0.1	0.2	–	–
Other nontrading market risks[3]	N/A	N/A	1.5	0.6
Total	12.5	6.3	7.9	3.3

1 There is a small economic capital usage of € 28 million as of December 31, 2009.
2 There is a small economic capital usage of € 17 million as of December 31, 2009 and € 42 million as of December 31, 2008.
3 N/A indicates that the risk is mostly related to off-balance sheet and liability items.

Our economic capital usage for these nontrading market risk portfolios totaled € 7.9 billion at year-end 2009, which is € 4.6 billion, or 142 %, above our economic capital usage at year-end 2008.

— Strategic Investments. Our economic capital usage of € 4.9 billion at December 31, 2009 was mainly driven by our participations in Deutsche Postbank AG and Hua Xia Bank Company Limited.
— Major Industrial Holdings. Our economic capital usage was € 28 million at December 31, 2009. Most of these Major Industrial Holdings have been divested during 2009, most notably the majority of our shareholdings in Daimler AG. The remaining positions are no longer substantial to us.
— Other Corporate Investments. Our economic capital usage was € 203 million for our other corporate investments at year-end 2009.
— Alternative assets. Our alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The alternative assets portfolio has some concentration in infrastructure and real estate assets. While recent market conditions have limited the opportunities to sell down the portfolio, our intention remains to do so, provided suitable conditions allow it.

- Other nontrading market risks:
  - Deposit bucketing. Economic capital derived from stressing modeling assumptions for the effective duration of overnight deposits. Our economic capital usage was € 247 million at December 31, 2009 and was mainly driven by PBC with a contribution of € 228 million.
  - Equity compensation. Risk arising from structural short position in our own share price arising from restricted equity units. Our economic capital usage was € (597) million at December 31, 2009 on a diversified basis. The negative contribution to our diversified economic capital is derived from the fact that a reduction of our share price in a downside scenario as expressed by economic capital would lead to reduced negative impact on our capital position from the equity compensation liabilities.
  - Structural Foreign Exchange Risk. Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 307 million at December 31, 2009 on a diversified basis.
  - Asset Management. Guaranteed Funds: Our economic capital usage was € 1.3 billion at December 31, 2009, an increase of 139 % over our economic capital usage at year-end 2008, driven by a recalibration of economic capital calculation parameters (shocks, correlations) in July 2009 reflecting changed market conditions.

Our total economic capital figures do not currently take into account diversification benefits between the asset categories except for those of equity compensation and structural FX risks.

Operational Risk

Organizational Structure

The Global Head of Operational Risk Management is a member of the Risk Executive Committee and reports to the Chief Risk Officer. He chairs the Operational Risk Management Committee, which is a permanent sub-committee of the Risk Executive Committee and is composed of the Operational Risk Officers from our Business Divisions and our Infrastructure Functions. It is the main decision-making committee for all operational risk management matters.

While the day-to-day operational risk management lies with our business divisions and infrastructure functions, the Operational Risk Management function manages the cross divisional and cross regional operational risk and ensures a consistent application of our operational risk management strategy across the bank. Based on this Business Partnership Model, which is also shown in the chart below, we ensure close monitoring and high awareness of operational risk.

Business Partnership Model of Operational Risk Management


Independent central
ORM function
Strategy
Reporting
Target Setting
ORM Framework
AMA Capital Calculation
Daily Execution
• Part of business lines
• Daily risk management
• Implementation of ORM Framework
Monitoring
Testing and verification by: Audit, Compliance, Legal, Finance and others
Business Partners
Divisional OR Teams
Control Groups
Functional OR Teams

Managing Our Operational Risk

We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and systematically identify operational risk themes to define risk mitigating measures and priorities.

We apply a number of techniques to efficiently manage the operational risk in our business, for example:

- We perform systematic risk analyses, root cause analyses and lessons learned activities for events above € 2 million to identify inherent areas of risk and to define appropriate risk mitigating actions which are monitored for resolution. The prerequisite for these detailed analyses and the timely information of our senior management on the development of the operational risk events and on single larger events is the continuous collection of all losses above € 10,000 arising from operational risk events in our "db-Incident Reporting System".
- We systematically utilize information on external events occurring in the banking industry to ensure that similar incidents will not happen to us.
- Key Risk Indicators ("KRI") are used to alert the organization to impending problems in a timely fashion. They allow the monitoring of the bank's control culture as well as the operational risk profile and trigger risk mitigating actions. Within the KRI program we capture data at a granular level allowing for business environment monitoring and facilitating the forward looking management of operational risk based on early warning signals returned by the KRIs. We capture and monitor key operational risk indicators in our tool "db-Score".

- In our bottom-up Risk and Control Self Assessment ("RCSA") process, which is conducted at least annually, areas with high risk potential are highlighted and risk mitigating measures to resolve issue are identified. In general, RCSAs are performed in our tool "db-SAT". On a regular basis we conduct country risk workshops aiming to evaluate risks specific to countries and local legal entities we are operating in and take appropriate risk mitigating actions.
- Regular operational risk profile reports for our business divisions, the countries we are operating in and selected infrastructure groups are reviewed and discussed with the department's senior management. The regular performance of the risk profile reviews enables us to early detect changes to the units risk profile and to take corrective actions.
- Within our tracking tool "db-Track" we monitor risk mitigating measures identified via these techniques for resolution.
- Due to the heterogeneous nature of operational risks in certain cases operational risks cannot be fully mitigated. In such cases operational risks are mitigated following the "as low as reasonable possible" principle and the residual risk is formally accepted.
- We perform top risk analyses in which the results of the aforementioned activities are considered. The top risk analyses mainly contribute into the annual operational risk management strategy and planning process. Besides the operational risk management strategic and tactical planning we define capital and expected loss targets which are monitored on a regular basis within the quarterly forecasting process.

Measuring Our Operational Risks

Economic capital usage (for operational risk) in € m.	Dec 31, 2009	Dec 31, 2008
CIB	2,822	3,324
PCAM	654	803
CI	17	20
Total	**3,493**	**4,147**

Our economic capital for operational risk as of December 31, 2009 was € 3.5 billion, a 16 % reduction from € 4.1 billion reported for the end of 2008. The reduction is principally driven by

- € 200 million additional insurances for professional indemnity tail risk in the investment banking area.
- New monitoring and control mechanisms enable us to identify earlier where staff is non-compliant with a number of established direct and indirect fraud prevention measures.
- Positive development of the Key Risk Indicators utilized in the Qualitative Adjustment combined with an increased sensitivity of our Advanced Measurement Approach (AMA) capital model to recent business environment developments.

We calculate and measure the economic and regulatory capital for operational risk using the internal AMA methodology. Economic capital is derived from the 99.98 % quantile and allocated to the businesses and used in performance measurement and resource allocation, providing an incentive to manage operational risk, optimizing economic capital utilization. The regulatory capital operational risk applies the 99.9 % quantile and is calculated globally across all businesses.

Our internal AMA capital calculation is based upon the loss distribution approach. Net losses (gross losses adjusted for direct recoveries) from historical internal and external loss data (Operational Riskdata eXchange Association (ORX) consortium data and a public database), plus scenario data are used to estimate the risk profile (that is, a loss frequency and a loss severity distribution). Thereafter, frequency and severity distribution are combined in a Monte Carlo simulation to generate losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo simulation. Correlation/diversification benefits are applied to the net losses – in a manner compatible with regulatory requirements – to arrive at a net loss distribution at the Group level covering expected and unexpected losses. Capital is then allocated to each of the business divisions and both the qualitative adjustment ("QA") and expected losses deduction are made.

The QA reflects the effectiveness and performance of the day-to-day operational risk management activities via KRIs and RCSAs focusing on the business environment and internal control factors. QA is applied as a percentage adjustment to the final capital number. This approach makes qualitative adjustment transparent to the management of the businesses and provides feedback on their risk profile as well as on the success of their management of operational risk. It thus provides incentives for the businesses to continuously improve Operational Risk Management in their areas.

The expected loss for operational risk is based on historical loss experience and expert judgment considering business changes denoting the expected cost of operational losses for doing business. To the extent it is considered in the divisional business plans it is deducted from the AMA capital figure.

The unexpected losses for the business divisions (after QA and expected loss) are aggregated to produce the Group AMA capital figure.

Since 2008 we have maintained approval by the BaFin to use the AMA.

Our Operational Risk Management Stress Testing Concept

Within our Stress Testing concept we ensure that operational risks are sufficiently and adequately stressed. Our AMA methodology already incorporates stress testing elements such as external data containing extreme data points and an over 25 year loss history both used to model the severity distribution. Additionally we perform complementary sensitivity and firm wide stress tests. We also participate in stress tests initiated by the banking supervision, e.g., the EU-wide stress test from the Committee of European Banking Supervisors, which resulted in only a minimal capital impact.

Role of Corporate Insurance/Deukona

The definition of our insurance strategy and supporting insurance policy and guidelines is the responsibility of our specialized unit Corporate Insurance/Deukona ("CI/D"). CI/D is responsible for our global corporate insurance policy which is approved by our Management Board.

CI/D is responsible for acquiring insurance coverage and for negotiating contract terms and premiums. CI/D also has a role in the allocation of insurance premiums to the businesses. CI/D specialists assist in devising the method for reflecting insurance in the capital calculations and in arriving at parameters to reflect the regulatory requirements. CI/D is actively involved in industry efforts to reflect the effect of insurance in the results of the capital calculations.

We buy insurance in order to protect ourselves against unexpected and substantial unforeseeable losses. The identification, definition of magnitude and estimation procedures used are based on the recognized insurance terms of "common sense", "state-of-the-art" and/or "benchmarking". The maximum limit per insured risk takes into account the reliability of the insurer and a cost/benefit ratio, especially in cases in which the insurance market tries to reduce coverage by restricted/limited policy wordings and specific exclusions.

We maintain a number of captive insurance companies, both primary and re-insurance companies. However, insurance contracts provided are only considered in the modeling/calculation of insurance-related reductions of operational risk capital requirements where the risk is re-insured in the external insurance market. Other insurance contracts from captive companies will only be considered if and when they have been explicitly approved by the BaFin in compliance with the relevant Solvency Regulations requirements.

CI/D selects insurance partners in strict compliance with the regulatory requirements specified in the Solvency Regulations and the "Operational Risks Experts Group recommendation on the recognition of insurance in advanced measurement approaches". The insurance portfolio, as well as CI/D activities are audited by Group Audit on a periodic basis.

Liquidity Risk

Liquidity risk management safeguards our ability to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2009.

Liquidity Risk Management Framework

Our Treasury function is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position of the Group. The underlying policy, including the bank's risk tolerance, is reviewed and approved regularly by the Management Board. The policy defines the liquidity risk limits which are applied to the Group.

Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to secured and unsecured funding sources. Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on our balance sheet and our issuance strategy.

Our cash flow based reporting system provides daily liquidity risk information to global and regional management.

Stress testing and scenario analysis plays a central role in our liquidity risk management framework. This also incorporates an assessment of asset liquidity, i.e. the characteristics of our asset inventory, under various stress scenarios.

Short-term Liquidity and Wholesale Funding

Our reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess our short-term liquidity position in each location, region and globally on a by-currency, by-product and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to reflect the behavioral characteristics of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis to safeguard our access to liquidity.

As of year-end 2009 we have implemented a new reporting system which focuses on contractual cash flows from wholesale funding sources on a daily basis over a 12-month horizon. The system captures all cash flows from unsecured as well as from secured funding transactions. Wholesale funding limits, which are calibrated against our stress testing results and approved by the Management Board, describe our maximum tolerance for liquidity risk. These limits apply to the cumulative global cash outflows and are monitored on a daily basis.

Unsecured Funding

Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The management board approves limits to protect our access to unsecured funding at attractive levels.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources come from retail clients, long-term capital markets investors and transaction banking clients. Other customer deposits and borrowing from other banks are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

In 2009 we continued to focus on increasing our stable core funding components and on reducing our short-term discretionary wholesale funding.

The following chart shows the composition of our external funding sources that contribute to the liquidity risk position as of December 31, 2009 and December 31, 2008, both in euro billion and as a percentage of our total external funding sources. Compared to the 2008 version of the below chart, we have added funding sources such as secured funding and financing vehicles, in order to further increase the transparency on the bank's overall funding mix.

Composition of external funding sources


in € bn.
Dec 31, 2009: total € 777 billion
Dec 31, 2008: total € 858 billion
250
200
150
100
50
0
164
21%
169
20%
153
20%
152
18%
100
13%
97
11%
118
15%
144
17%
51
7%
55
6%
165
21%
202
24%
26
3%
39
5%
Capital Markets and Equity
Retail
Transaction Banking
Other Customers*
Discretionary Wholesale
Secured Funding and Shorts
Financing Vehicles**

* Other includes fiduciary, self-funding structures (e.g., X-markets), margin/Prime Brokerage cash balances (shown on a net basis).
** Includes ABCP conduits.

Funding Matrix

We map all funding-relevant assets and all liabilities into time buckets corresponding to their maturities to compile a maturity profile (funding matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we determine individual liquidity profiles reflecting their relative liquidity value. We take assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assign them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The funding matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The funding matrix is a key input parameter for our annual capital market issuance plan, which, upon approval by the Capital and Risk Committee, establishes issuing targets for securities by tenor, volume and instrument. As per the year-end 2009, we were long funded in each of the annual time buckets of the funding matrix (2-10 years).

In 2009, Treasury issued capital market instruments with a total value of approximately € 19.9 billion, € 3.9 billion more than the original issuance plan.

For information regarding the maturity profile of our long-term debt, please refer to Note [29] of our consolidated financial statements.

Stress Testing and Scenario Analysis

We use stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events. Also incorporated are new liquidity risk drivers revealed by the latest financial markets crisis: prolonged term money-market freeze, collateral repudiation, limited fungibility of currencies, stranded syndications, systemic knock-on effects and further liquidity risk drivers such as intraday liquidity risk. As of year-end 2009 we also have introduced a scenario which combines a systemic market shock with a multi notch rating downgrade.

Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Countermeasures would include the bank's long cash balance and unencumbered asset inventory as well as our Strategic Liquidity Reserve.

The asset liquidity analysis thereby forms an integral piece of stress testing and tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. As a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities. The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes.

In addition, we keep a dedicated strategic liquidity reserve containing highly liquid and central bank eligible securities in major currencies around the world to support our liquidity profile in case of potential deteriorating market conditions. The strategic liquidity reserve amounts to € 54.9 billion as of December 31, 2009. This reserve is held in addition to the bank's cash balance and the collateral the bank needs to support its clearing activities in euro, U.S. dollars and other currencies which are held in separate portfolios around the globe.

Stress testing is fully integrated in our liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to all potential risk drivers from on balance sheet and off balance sheet products. Beyond the eight week time horizon we analyze on a quarterly basis the impact of a change of business model out to 12 months. The liquidity stress testing provides the basis for the bank's contingency funding plans which are approved by the Management Board.

Our stress testing analysis assesses our ability to generate sufficient liquidity under critical conditions and has been a valuable input when defining our target liquidity risk position. The analysis is performed monthly. The following table shows stress testing results as of December 31, 2009. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event and how much counterbalancing liquidity we could generate.

Scenario	Funding gap[1] in € bn.	Gap closure[2] in € bn.	Liquidity impact[3]
Systemic market risk	45	112	Improves over time
Emerging markets	14	116	Improves over time
Event shock	17	95	Temporary disruption
Operational risk (DB specific)	15	120	Temporary disruption
1 notch downgrade (DB specific)	34	119	Permanent
Downgrade to A-2/P-2 (DB specific)	106	118	Permanent
Combined[4]	108	116	Permanent

1 Funding gap caused by impaired rollover of liabilities and other expected outflows.
2 Based on liquidity generation through counterbalancing and asset liquidity opportunities.
3 We analyze whether the risk to our liquidity would be temporary or longer-term in nature.
4 Combined impact of systemic market risk and downgrade to A-2/P-2.

With the increasing importance of liquidity management in the financial industry, we consider it important to confer with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and participate in efforts to create industry-wide standards that are appropriate to evaluate and manage liquidity risk at financial institutions.

Maturity Analysis of Financial Liabilities

The following table presents a maturity analysis of the earliest contractual undiscounted cash flows for financial liabilities as of December 31, 2009, and 2008.

Dec 31, 2009 in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	51,731	–	–	–	–
Interest bearing deposits	117,960	126,598	14,649	21,362	11,987
Trading liabilities[1]	64,501	–	–	–	–
Negative market values from derivative financial instruments[1]	576,973	–	–	–	–
Financial liabilities designated at fair value through profit or loss	64,920	33,785	4,806	5,797	4,826
Investment contract liabilities[2]	–	514	806	1,247	4,710
Negative market values from derivative financial instruments qualifying for hedge accounting[3]	946	–	10	392	2,455
Central bank funds purchased	3,824	1,884	–	–	–
Securities sold under repurchase agreements	1,349	38,292	104	37	5
Securities loaned	5,028	54	16	–	466
Other short-term borrowings	24,830	17,370	632	–	–
Long-term debt	1,856	2,044	20,373	67,837	41,011
Trust preferred securities	–	–	746	3,991	5,840
Other financial liabilities	120,731	6,705	375	233	60
Off-balance sheet loan commitments	63,662	–	–	–	–
Financial guarantees	21,719	–	–	–	–
Total[4]	**1,120,030**	**227,246**	**42,517**	**100,896**	**71,360**

1 Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. We believe that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [39] for more detail on these contracts.

3 Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.

4 The balances in the table do not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

Dec 31, 2008 in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	34,211	–	–	–	–
Interest bearing deposits	143,417	143,309	39,367	20,917	14,332
Trading liabilities[1]	68,168	–	–	–	–
Negative market values from derivative financial instruments	1,181,617	–	–	–	–
Financial liabilities designated at fair value through profit or loss	52,323	33,751	8,494	7,909	9,180
Investment contract liabilities[2]	–	438	668	985	3,886
Negative market values from derivative financial instruments qualifying for hedge accounting[1]	4,362	–	–	–	–
Central bank funds purchased	9,669	17,440	–	–	–
Securities sold under repurchase agreements	871	36,899	19,602	–	2,636
Securities loaned	2,155	1,047	3	7	3
Other short-term borrowings	24,732	13,372	815	–	–
Long-term debt	9,799	4,455	15,096	68,337	35,685
Trust preferred securities	–	–	983	4,088	4,658
Other financial liabilities	124,534	6,751	234	108	49
Off-balance sheet loan commitments	69,516	–	–	–	–
Financial guarantees	22,505	–	–	–	–
Total[3,4]	**1,747,879**	**257,462**	**85,262**	**102,351**	**70,429**

1 Trading liabilities and derivatives balances are recorded at fair value. We believe that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [39] for more detail on these contracts.

3 The balances in the table do not agree to the numbers in the balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario if they were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

4 The prior year amounts have been adjusted and the 2009 amendment to IFRS 7 has not been applied to the comparative information. The fair value for embedded derivatives and derivatives designated for hedge accounting are shown within on demand.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the Banking Act and regulations issued by the BaFin. We are in compliance with all applicable liquidity regulations.

Capital Management

Our Treasury function manages our capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. Since October 2008, our target for the Tier 1 capital ratio continued to be at 10 % or above.

The allocation of capital, determination of our funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.

The 2008 Annual General Meeting granted our management the authority to buy back up to 53.1 million shares before the end of October 2009. No shares had been repurchased under this authorization until the Annual General Meeting in May 2009 when a new authorization was granted.

The 2009 Annual General Meeting granted our management the authority to buy back up to 62.1 million shares before the end of October 2010. During the period from the Annual General Meeting in May 2009 until year-end 2009, 11.7 million shares (or 1.9 % of shares issued) were purchased, which were used for equity compensation purposes. The purchases were executed in July and August 2009.

In March 2009, we issued 50 million new registered shares to Deutsche Post AG. In turn, Deutsche Post AG contributed-in-kind a minority stake in Deutsche Postbank AG to Deutsche Bank AG.

We issued € 1.3 billion of hybrid Tier 1 capital for the year ended December 31, 2009. Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of December 31, 2009, amounted to € 10.6 billion compared to € 9.6 billion as of December 31, 2008.

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. During 2009, we strengthened balance sheet oversight by the introduction of a new function within Finance with the mandate to monitor and analyze balance sheet developments and to track certain market observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on U.S. GAAP pro-forma values as used in our leverage ratio target definition. In 2009, we reduced our leverage ratio, according to our target definition, from 28 as of December 31, 2008 to 23 as of December 31, 2009, well below our leverage ratio target of 25. This improvement in our leverage ratio, according to our target definition, principally reflects lower U.S. GAAP pro-forma assets, as well as higher adjusted equity. The leverage ratio according to our target definition is calculated using adjusted total assets and total equity figures. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 40 at the end of 2009 compared to 69 at the end of 2008.

Overall Risk Position

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

The table below shows our overall risk position at year-end 2009 and 2008 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage in € m.	**Dec 31, 2009**	**Dec 31, 2008**
Credit risk	7,453	8,986
Market risk[1]	12,515	8,809
Trading market risk	4,613	5,547
Nontrading market risk[1]	7,902	3,262
Operational risk	3,493	4,147
Diversification benefit across credit, market and operational risk	(3,166)	(3,134)
Sub-total credit, market and operational risk[1]	20,295	18,808
Business risk[1]	501	498
Total economic capital usage	**20,796**	**19,306**

1 Deposit bucketing risk is reported under nontrading market risk beginning in 2009. It was reported previously under business risk. The amount for 2008 has been restated.

As of December 31, 2009, our economic capital usage totaled € 20.8 billion, which is € 1.5 billion, or 8 %, above the € 19.3 billion economic capital usage as of December 31, 2008. This increase in economic capital primarily reflected the acquisition of a minority stake in Deutsche Postbank AG, partly off-set by results from our de-risking initiative during the year.

The € 1.5 billion, or 17 % decrease in credit risk economic capital usage was primarily caused by lower derivative exposure, contributing € 1.3 billion to the decrease, which was largely due to market movements, but also to reduction efforts. The other changes were primarily driven by higher diversification within our portfolio as well as an impact from regular recalibrations of the credit risk parameter and other refinements of the credit risk model.

Our economic capital usage for market risk increased by € 3.7 billion, or 42 %, to € 12.5 billion as of December 31, 2009. This increase was principally driven by nontrading market risk, which increased by € 4.6 billion, or 142 %, primarily reflecting the acquisition of a minority stake in Deutsche Postbank AG, which contributed € 4.3 billion to the increase. Other increases reflected refinements of market risk shock parameters and other methodology changes, which were partially offset by exposure reductions. Trading market risk economic capital decreased by € 934 million, or 17 %, principally reflecting lower positions as a result of de-risking which was partly offset by the impact from refined stress test shocks reflecting unfavorable market developments in 2008 and 2009, as well as other methodology enhancements.

Operational Risk economic capital usage decreased by € 654 million, or 16 %, to € 3.5 billion as of December 31, 2009. The reduction in the economic capital usage was largely driven by improved insurance coverage, new monitoring and control mechanisms and an increased sensitivity of our AMA model to better reflect recent developments of the control framework.

Our economic capital usage for business risk, consisting of a strategic risk and a tax risk component, totaled € 501 million as of December 31, 2009, and was materially unchanged compared to December, 31, 2008.

The diversification effect of the economic capital usage across credit, market and operational risk increased by € 32 million, or 1 %, as of December 31, 2009.

As of December 31, 2009 active book equity stood at 118 % of economic capital plus goodwill and intangibles.

The table below shows the economic capital usage of our business segments as of December 31, 2009.

Dec 31, 2009	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total DB Group[1]
in € m.	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Total economic capital usage	11,242	732	11,974	1,878	2,556	4,434	4,641	20,796

1 Including € (253) million of Consolidation & Adjustments.

The future allocation of economic capital may change to reflect refinements in our risk measurement methodology.

Internal Control over Financial Reporting

General

Management of Deutsche Bank and its consolidated subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting ("ICOFR"). Our internal control over financial reporting is a process designed under the supervision of our Chairman of the Management Board and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS). ICOFR includes our disclosure controls and procedures to prevent misstatements.

Risks in financial reporting

The main risks in financial reporting are that either financial statements are not fairly presented due to inadvertent or intentional errors (fraud) or the publication of financial statements is delayed. These risks may reduce investor confidence or cause reputational damage and may have legal consequences including banking regulatory intervention. A lack of fair presentation arises when one or more financial statement amounts or disclosures contain misstatements (or omissions) that are material. Misstatements could be deemed material if they could individually or collectively, influence economic decisions that users make on the basis of the financial statements.

To address those risks of financial reporting, management of the Group has established ICOFR to provide reasonable but not absolute assurance against misstatements. The design of the ICOFR is based on the internal control framework established in Internal control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). COSO recommends the establishment of specific objectives to facilitate the design and evaluate adequacy of a control system. As a result in establishing ICOFR, management has adopted the following financial statement objectives:

- Existence – assets and liabilities exist and transactions have occurred.
- Completeness – all transactions are recorded, account balances are included in the financial statements.
- Valuation – assets, liabilities and transactions are recorded in the financial reports at the appropriate amounts.
- Rights and Obligations and ownership – rights and obligations are appropriately recorded as assets and liabilities.
- Presentation and disclosures – classification, disclosure and presentation of financial reporting is appropriate.
- Safeguarding of assets – unauthorized acquisitions, use or disposition of assets is prevented or detected in a timely manner.

However, any internal control system, including ICOFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of that control system are met. As such, disclosure controls and procedures or systems for ICOFR may not prevent all error and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

Organization of Internal Control

Functions involved in internal control

As the books and records form the basis of the financial statements, controls within the system of ICOFR are performed by all business functions and the respective infrastructure functions with an involvement in assuring the reliability of those books and records. As a result, the operation of ICOFR involves a large number of staff based mainly in the following functions: Finance, Group Technology and Operations, Legal, Risk and Capital and Tax.

Finance is responsible for the periodic preparation of the financial statements and operates independently from the businesses. Within Finance, different departments have control responsibilities which contribute to the overall preparation process:

— Finance specialists for businesses or entities – responsible for assuring the quality of financial data by performing validation and control. They are in close contact with business, infrastructure and legal entity management and employ their specific knowledge to address financial reporting issues arising on products and transactions, as well as validating reserving and other judgmental adjustments. They also provide oversight of the performance of controls over individual transactions and balances. Entity and business related specialists add the perspective of legal entities to the business view and sign-off on the financial reporting of their entities.
— Finance-Group – responsible for Group-wide activities which include the preparation of group financial and management information, forecasting and planning, risk reporting. Finance-Group set the reporting timetables, perform the consolidation and aggregation processes, effect the elimination entries for inter and intra group activities, control the access and adjustment processes, compile the Group financial statements, consider and incorporate comments as to content and presentation made by senior management, SOx and Disclosure Steering Committee members and external advisors.
— Accounting Policy and Advisory Group ("APAG") – responsible for developing the Group's interpretation of international accounting standards and their consistent application within the Group. APAG provides accounting advice and consulting services to Finance and the wider business, and ensures the timely resolution of corporate and transaction-specific accounting issues.
— Global Valuation Oversight Group ("GVO") and business aligned valuation specialists – responsible for developing policies and minimum standards for valuation, and provides related implementation guidance when undertaking valuation control work. This is in addition to challenging and validating valuation control results, and acting as the single point of contact for valuation topics with external third parties (such as regulators and auditors).

The operation of ICOFR is also importantly supported by Group Technology and Operations, Legal Risk and Capital and Group Tax. Although these functions are not directly involved in the financial preparation process, they significantly contribute to the overall control of financial information:

- Group Technology and Operations ("GTO") – responsible for confirming transactions with counterparties, performing reconciliations both internally and externally of financial information between systems, depots and exchanges. GTO also undertake all transaction settlement activity on behalf of the Group and perform reconciliations of nostro account balances.
- Legal Risk and Capital ("LRC") – through their responsibility for developing policies and minimum standards for managing credit and operational risks, LRC identifies and assesses the adequacy of credit and operational provisions.
- Group Tax – responsible to produce complete and correct income tax related financial data together with Finance, covering the assessment and planning of current and deferred income taxes and the collection of tax related information. Group Tax monitors the income tax charge and controls the provisioning for tax risks.

Controls to minimize the risk of financial statement misstatement

The system of ICOFR consists of a large number of internal controls and procedures to minimize the risk of misstatement of the financial statements. Such controls will include those which:

- are ongoing or permanent in nature such as supervision within written policies and procedures or segregation of duties,
- operate on a periodic basis such as those which are performed as part of the annual financial statement compilation process.
- are preventative or detective in nature.
- have a direct or indirect impact on the financial statements themselves. Controls which have an indirect effect on the financial statements include IT general controls such as system access and deployment controls whereas a control with a direct impact could be, for example, a reconciliation which directly supports a balance sheet line item.
- feature automated and/or manual components. Automated controls are typically control activities embedded within a control process such as application enforced segregation of duty controls, automated data interfaces ensuring completeness and accuracy of inputs, or reconciliations which match data sources and highlight exceptions. Manual internal controls are those operated by an individual or group of individuals such as authorization of transactions.

The resulting combination of individual controls encompasses all of the following aspects of ICOFR:

— Accounting policy – design and implementation. To ensure the globally consistent recording and reporting of the Group's business activities in accordance with authorized accounting policies.
— Reference data. Controls over reference data in relation to the general ledger, on and off-balance sheet and product reference data.
— Transaction approval, capture and confirmation. Controls to ensure the completeness and accuracy of recorded transactions and that they are appropriately authorized. Controls include transaction confirmations which are sent to and received from counterparties to ensure that trade details are corroborated.
— Reconciliation controls, both externally and internally. Inter-system reconciliations are performed between relevant systems for all trades, transactions, positions or relevant parameters. External reconciliations include nostro account, depot and exchange reconciliations.
— Valuation including Independent Price Verification process ("IPV"). Finance performs valuation controls ("VC") at least monthly, in order to gain comfort as to the reasonableness of the front office valuation. The results of the VC processes are independently reviewed by the Global Valuation Oversight Group. The results of the VC process are assessed on a monthly basis by the Valuation Control Oversight Committee. Business aligned valuation specialists focus on valuation approaches and methodologies for various asset classes and perform IPV for complex derivatives and structured products.
— Taxation. Controls to ensure tax calculations are reasonable and approved and that tax balances are appropriately recorded in the financial statements.
— Reserving and judgmental adjustment. Controls include processes to ensure reserving and judgmental adjustments are authorized and are reported in accordance with the approved accounting policies.
— Balance Sheet Substantiation. The substantiation of balance sheet accounts involves determining the integrity of the general ledger account balances based on supporting evidence.
— Consolidation and other period end reporting controls. At period end, all businesses and regions submit their financial data to the Group for consolidation. Controls over consolidation include the validation of accounting entries required to eliminate the effect of inter and intra company activities. Period end reporting controls include general ledger month end close processes and the review of late adjustments.
— Financial Statement disclosure and presentation. The preparation and certification of disclosure checklists. Final review and sign-off of the Financial Statements by Senior Finance Management. The Financial Statements and the Management Report are – after approval of the Management Board – subject to review of the Supervisory Board and its Audit Committee.

Measuring effectiveness of internal control

Each year, management of the Group undertakes a formal evaluation of the adequacy and effectiveness of ICOFR. This evaluation incorporates an assessment of the effectiveness of the control environment as well as the detailed controls taking into account:

- The financial misstatement risk of the relevant financial statement item, considering such factors as materiality and the susceptibility of the particular financial statement item to misstatement.
- The susceptibility of the control to failure, considering such factors as the degree of automation, complexity, risk of management override, competence of personnel and the level of judgment required.

These factors, in aggregate, determine the nature and extent of evidence that management requires in order to be able to assess whether or not the operation of the system of ICOFR is effective. The evidence itself is generated from procedures integrated with the daily responsibilities of staff or from procedures implemented specifically for purposes of the ICOFR evaluation. Information from other sources also form an important component of management's evaluation since such evidence may either bring additional control issues to the attention of management or may corroborate findings. Such information sources include:

- Group Audit reports
- Reports on audits carried out by or on behalf of regulatory authorities
- External Auditor reports
- Reports commissioned to evaluate the effectiveness of outsourced processes to third parties

The result of management testing and the information from other sources lead to the conclusion of management that ICOFR is appropriately designed and operating effectively.

In addition, Group Audit provides assurance over the design and operating effectiveness of ICOFR by performing periodic and ad-hoc risk-based audits. Reports are produced summarizing the results from each audit performed which are distributed to the responsible managers for the activities concerned. These reports, together with the evidence generated by specific further procedures that Group Audit performs for the purpose provide evidence to support the annual evaluation by management of the overall operating effectiveness of the ICOFR.

Information pursuant to Section 315 (4) of the German Commercial Code and Explanatory Report

Structure of the Share Capital

As of December 31, 2009, Deutsche Bank's issued share capital amounted to € 1,589,399,078.40 consisting of 620,859,015 ordinary shares without par value. The shares are fully paid up and in registered form. Each share confers one vote.

Restrictions on Voting Rights or the Transfer of Shares

Under Section 136 AktG the voting right of the affected shares is excluded by law. As far as the bank held own shares as of December 31, 2009 in its portfolio according to Section 71b AktG no rights could be exercised. We are not aware of any other restrictions on voting rights or the transfer of shares.

Shareholdings which Exceed 10 % of the Voting Rights

The German Securities Trading Act (Wertpapierhandelsgesetz) requires any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify us and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3 %. We are not aware of any shareholder holding directly or indirectly 10 % or more of the voting rights.

Shares with Special Control Rights

Shares which confer special control rights have not been issued.

System of Control of any Employee Share Scheme where the Control Rights are not Exercised Directly by the Employees

The employees, who hold Deutsche Bank shares, exercise their control rights as other shareholders in accordance with applicable law and the Articles of Association (Satzung).

Rules Governing the Appointment and Replacement of Members of the Management Board

Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6) the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the articles of Association, the Management Board has at least three members. The Supervisory Board may appoint one member of the Management Board as Chairperson of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (Mitbestimmungsgesetz; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (Amtsgericht) in Frankfurt am Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the Stock Corporation Act).

Pursuant to the German Banking Act (Kreditwesengesetz) evidence must be provided to the Federal Financial Supervisory Authority (BaFin) and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 33 (2) of the Banking Act).

The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the shareholders' meeting (Hauptversammlung, referred to as the General Meeting), unless such vote of no-confidence was made for obviously arbitrary reasons.

If the discharge of a bank's obligations to its creditors is endangered or if there are valid concerns that effective supervision of the bank is not possible, the BaFin may take temporary measures to avert that risk. It may also prohibit members of the Management Board from carrying out their activities or impose limitations on such activities (Section 46 (1) of the Banking Act). In such case, the Local Court Frankfurt am Main shall, at the request of the BaFin appoint the necessary members of the Management Board, if, as a result of such prohibition, the Management Board does no longer have the necessary number of members in order to conduct the business (Section 46 (2) of the Banking Act).

Rules Governing the Amendment of the Articles of Association

Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the Commercial Register (Section 181 (3) of the Stock Corporation Act).

Powers of the Management Board to Issue or Buy Back Shares

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. As of December 31, 2009, Deutsche Bank had authorized but unissued capital of €485,480,000 which may be issued at various dates through April 30, 2014 as follows. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Expiration date
€ 30,600,000	April 30, 2012
€ 140,000,000[1]	April 30, 2013
€ 314,880,000	April 30, 2014

1 Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 26, 2009 authorized the Management Board to increase the share capital by up to a total of € 128,000,000 against cash payment and by up to a total of € 176,640,000 against cash payment or contributions in kind. This additional authorized capital has been approved in a court proceeding on February 2010 pursuant to Section 246a of the Stock Corporation Act and will expire on April 30, 2014.

The Annual General Meeting on May 29, 2008 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2013. For this purpose share capital was increased conditionally by up to € 150,000,000. This conditional capital became effective upon entry into the Commercial Register on June 25, 2009.

The Annual General Meeting on May 26, 2009 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2014. For this purpose share capital was increased conditionally by up to € 256,000,000. This conditional capital became effective upon entry into the Commercial Register on September 9, 2009.

The Annual General Meeting of May 26, 2009 authorized the Management Board pursuant to Section 71 (1) No. 7 of the Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before October 31, 2010, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 %. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 % of the share capital of Deutsche Bank AG.

The Annual General Meeting of May 26, 2009 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to buy, on or before October 31, 2010, own shares of Deutsche Bank AG in a total volume of up to 10 % of the present share capital. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to Sections 71a et seq. of the Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 % of the company's share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10 % higher or lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board has also been authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act in a way other than through the stock exchange or by an offer to all shareholders, provided this is done against contribution-in-kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board has been authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of the option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the extent to which they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent.

The Management Board has also been authorized with the exclusion of shareholders' pre-emptive rights to use such own shares to issue staff shares to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board has been authorized with the exclusion of shareholders' pre-emptive rights to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10 % of the company's share capital at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of Section 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10 % of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bond or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of Section 186 (3) sentence 4 Stock Corporation Act.

The Management Board has also been authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The Annual General Meeting of May 29, 2008 authorized the Management Board pursuant to Section 71 (1) No. 8 of the Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5 % of the actual share capital at the time of the resolution by the General Meeting on this authorization. The maturities of the options must end no later than on October 31, 2009.

The purchase price to be paid for the shares upon exercise of the options may not exceed by more than 10 % or fall short by more than 10 % of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs, but taking into account the option premium received or paid.

To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General Meeting apply.

Significant Agreements which Take Effect, Alter or Terminate upon a Change of Control of the Company Following a Takeover Bid

Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

Agreements for Compensation in Case of a Takeover Bid

If a member of the Management Board leaves the bank within the scope of a change of control, he receives a one-off compensation payment described in greater detail in the following Compensation Report.

If the employment relationship with certain executives with global or strategically important responsibility is terminated within a defined period within the scope of a change of control, without a reason for which the executives are responsible, or if these executives terminate their employment relationship because the company has taken certain measures leading to reduced responsibilities, the executives are entitled to a severance payment. The calculation of the severance payment is, in principle, based on 1.5 times to 2.5 times the total annual remuneration (base salary as well as variable – cash and equity-based – compensation) granted before change of control. Here, the development of total remuneration in the three calendar years before change of control is taken into consideration accordingly.

Compensation Report

The Compensation Report explains the principles applied in determining the compensation of the members of the Management Board and Supervisory Board of Deutsche Bank AG as well as the structure and amount of the Management Board and Supervisory Board members' compensation. This Compensation Report has been prepared in accordance with the requirements of Section 314 (1) No. 6 of the German Commercial Code (HGB), German Accounting Standard (GAS) 17 "Reporting on Executive Body Remuneration", as well as the recommendations of the German Corporate Governance Code.

Principles of the Compensation System for Management Board Members

The Supervisory Board as a whole is responsible for the compensation framework, including the main contract elements, for the members of the Management Board on the recommendation of the Chairman's Committee of the Supervisory Board and reviews the compensation framework, including the main contract elements, regularly. It also determines the total compensation and its composition for the members of the Management Board on the recommendation of the Chairman's Committee of the Supervisory Board.

In respect of the 2009 financial year, the members of the Management Board received compensation for their service on the Management Board totaling € 38,978,972 (2008: € 4,476,684). This aggregate compensation consisted of the following components and for the 2009 financial year was primarily performance-related.

in €[1]	2009	2008
Non-performance-related components:		
Base salary	5,950,000	3,950,000
Other benefits	849,346	526,684
Performance-related (variable) components:		
without long-term incentives (non-deferred)[2]	9,587,269	–
with long-term incentives (deferred)	22,592,357	–
Total compensation	**38,978,972**	**4,476,684**

1 Compensation figures relate to Management Board members active in the respective financial year for their service on the Management Board.
2 Immediately paid out.

We have entered into contractual agreements with the members of our Management Board. These agreements established the following principal elements of compensation:

Non-Performance-Related Components. The non-performance-related components comprise the base salary and other benefits.

The members of the Management Board receive a base salary which is reviewed at regular intervals. The base salary is disbursed in monthly installments. Other benefits comprise taxable reimbursements of expenses and the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits.

Performance-Related Components. The performance-related components comprised for the year 2009 a bonus payment, a mid-term incentive ("MTI") and, for the Management Board members responsible for the CIB Group Division, a division-related compensation component ("division incentive"). The annual bonus payment, which was based on a target amount, was driven primarily by the achievement of our planned return on equity. The MTI (also based on a target amount) was based on the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies for a rolling two year period. The division incentive considered the performance of the CIB Group Division (for example, net income before tax), also in relation to peers and set targets, as well as the risk aspects and individual performance.

Components with Long-Term Incentives. The variable compensation components that the members of the Management Board received for 2009 (bonus, MTI and (if applicable) division incentive) were deferred to a much higher proportion than in previous years, constituting for each member of the Management Board more than 60 % of his variable compensation. These deferrals were granted as restricted incentive awards and as restricted equity awards. Both deferred compensation elements have a long-term incentive effect and are subject to forfeiture. Forfeiture will take place in defined cases, for example, in the event of non-achievement of defined parameters, breach of policy or financial impairment.

Restricted incentive awards were distributed under the DB Restricted Incentive Plan. Their ultimate value will depend on, among other things, return on equity developments during the next three years (2010 – 2012). The awards are divided into three equal tranches which vest in early 2011, 2012 and 2013.

Restricted equity awards were distributed under the DB Equity Plan. Their ultimate value will depend on, among other things, the price of Deutsche Bank shares upon their delivery. Subject to the above-mentioned conditions, a part of the shares from these rights will vest in nine equal tranches, the last of which will be delivered in November 2013, and a significant portion of the rights will vest only in November 2013, i.e., after almost four years. In February 2010, members of the Management Board were granted a total of 405,349 shares in the form of restricted equity awards under the DB Equity Plan for their performance in 2009 (2008: 0).

For further information on our DB Restricted Incentive Plan and DB Equity Plan see Notes [31] and [32] to the consolidated financial statements.

The Supervisory Board reviews the compensation framework for the members of the Management Board on a regular basis and develops it further as appropriate. Due to revised legal and regulatory requirements, which have been newly implemented through the end of last year, the Supervisory Board recently decided to review the compensation framework and to re-design it for the future – without changing the total target amount – considering and incorporating the following aspects:

The main focus of the further-developed framework is to align the compensation of the members of the Management Board with the sustainable and long-term leadership and development of the company, to constitute an adequate combination of fixed and variable compensation components, to establish an even more comprehensive assessment basis for the variable compensation, to grant large portions of the variable compensation on a deferred basis, to subject already granted variable compensation components to possible forfeiture in case of defined events as well as to continue to combine the interest of the members of the Management Board with the interest of the company by their long-term investment in the company.

To provide further for the appropriate mix of fixed and variable compensation, in the future base salaries will be increased to € 1,150,000 per year for an ordinary Management Board member and to € 1,650,000 per year for Dr. Ackermann. Target bonus numbers will be reduced accordingly.

To achieve a multi-year basis of assessment, the bonus will be calculated in the future based on two equally weighted factors, which are designed as follows. The first factor depends on our two year average return on equity in comparison to our internal plan. The second factor is driven by our two year average return on equity (with the exception for the 2010 financial year for which only our 2010 return on equity will be considered). In addition, the calculated amount may be increased or reduced by up to 50 % at the discretion of the Supervisory Board depending on individual performance and other considerations. The part of the bonus that relates to the respective factor will not be paid if pre-defined targets are not met. Any bonus will, as a rule, be in part deferred.

As further part of the variable compensation the MTI will be replaced by a Long-Term Performance Award ("LTPA"), which is a compensation element with long-term incentive effect. The LTPA, which is based on a target number, reflects, for a rolling three year period, the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies. If the average calculated for Deutsche Bank is less than a specific threshold value in comparison with the selected group of companies, no LTPA payment will be made. Any payout of the LTPA will, as a rule, be predominantly deferred.

The division incentive will continue to apply to Management Board members with responsibility for the CIB Group Division. Such division incentive will consider the performance of the CIB Group Division (e.g. net income before tax), also in relation to peers and the set targets, as well as the risk aspects of the business and individual performance.

In general, more than 60 % of the sum of all variable compensation elements (bonus, LTPA and (if applicable) division incentive) will be deferred. Any deferred amount may be granted in cash and/or in equity or equity-linked compensation instruments. As a further general rule more than 50 % of the deferred amount will be settled in equity or equity-linked compensation. The bonus deferral will in general be delivered in restricted incentive awards, whereas the LTPA and division incentive deferrals will as a rule be delivered in restricted equity awards or equity-linked compensation. Restricted incentive awards will be granted in three equal tranches and will vest starting one year after grant over a period of three years in total. Restricted equity awards will be granted to vest in several tranches starting one year after grant, the last of which will be delivered after almost four years. The value of those awards or equity-linked compensation instruments will be subject to share price performance.

Any deferred award will be subject to forfeiture based on group performance and individual behavior and performance, to reflect and safeguard the risk orientation of the compensation. The members of the Management Board will not be allowed to restrict or suspend the risk orientation by hedging or other countermeasures. Even in case of extraordinary developments the total compensation including all variable components may be limited to a maximum amount.

A payment of variable compensation elements will not take place, if the payment is prohibited or restricted by the German Federal Financial Supervisory Authority ("Bundesanstalt für Finanzdienstleistungsaufsicht") in accordance with existing statutory requirements.

The members of the Management Board will still receive in the future the above-mentioned other benefits and are entitled – with the exception of members of the Management Board which receive a division incentive – to the pension benefits described below.

Our Management Board members have and will have a share holding requirement. They are required to keep during their membership on the Management Board 45 % of the Deutsche Bank shares which have been delivered or will be delivered to them during their membership on the Management Board since 2008. If the share-based components of the variable compensation exceed 50 % of the variable compensation in a given year, the requirement will not apply to the portion exceeding 50 %.

In the course of developing the compensation structure further as well as defining the variable components for the financial year 2009, the Supervisory Board was advised by an external independent consultant.

Management Board Compensation

The Management Board members received the following compensation components for their service on the Management Board for the years 2009 and to the extent applicable 2008. All Management Board members active in 2008 have irrevocably waived any entitlements to payment of variable compensation for the 2008 financial year.

Members of the Management Board		Non-performance-related components		Performance-related components			Total compensation
		Base salary	Other benefits	without long-term incentives (non-deferred)[1]	with long-term incentives (deferred)[2]		
in €					Restricted incentive award	Restricted equity award	
Dr. Josef Ackermann	2009	1,150,000	154,030	1,575,000	1,925,000	4,747,500	9,551,530
	2008	1,150,000	239,586	–	–	–	1,389,586
Dr. Hugo Bänziger	2009	800,000	51,388	1,231,425	268,575	1,657,500	4,008,888
	2008	800,000	62,160	–	–	–	862,160
Michael Cohrs[3]	2009	600,000	39,661	905,428	130,210	1,546,575	3,221,874
	2008	–	–	–	–	–	–
Jürgen Fitschen[3]	2009	600,000	131,111	923,569	201,431	1,243,125	3,099,236
	2008	–	–	–	–	–	–
Anshuman Jain[3]	2009	600,000	52,697	1,565,428	691,210	4,884,525	7,793,860
	2008	–	–	–	–	–	–
Stefan Krause[4]	2009	800,000	58,267	1,231,425	268,575	1,657,500	4,015,767
	2008	600,000	107,306	–	–	–	707,306
Hermann-Josef Lamberti	2009	800,000	102,123	1,231,425	268,575	1,657,500	4,059,623
	2008	800,000	92,893	–	–	–	892,893
Rainer Neske[3]	2009	600,000	260,069	923,569	201,431	1,243,125	3,228,194
	2008	–	–	–	–	–	–

1 Immediately paid out.

2 Long-term incentives include restricted incentive awards and restricted equity awards granted for the respective year. The number of shares in the form of restricted equity awards granted in 2010 for the year 2009 to each member of the Management Board was determined by dividing the respective Euro amounts by € 45.978, the average Xetra closing price of the DB share during the last ten trading days prior to February 1, 2010. As a result, the number of share awards to each member was as follows: Dr. Ackermann: 103,255, Dr. Bänziger: 36,049, Mr. Cohrs: 33,637, Mr. Fitschen: 27,037, Mr. Jain: 106,236, Mr. Krause: 36,049, Mr. Lamberti: 36,049, and Mr. Neske: 27,037.

3 Member of the Management Board since April 1, 2009.

4 Member of the Management Board since April 1, 2008.

Management Board members did not receive any compensation for mandates on boards of our subsidiaries.

The members of the Management Board (with the exception of members of the Management Board which receive a division incentive) are entitled to a contribution-oriented pension plan which in its structure corresponds to a general pension plan for our employees. Under this contribution-oriented pension plan, a personal pension account has been set up for each participating member of the Management Board (after appointment to the Management Board). A contribution is made annually by us into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member's base salary and bonus up to a defined ceiling and accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 6 % per year up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. The pension may fall due for payment after a member has left the Management Board, but before a pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

The following table shows the service costs for the years ended December 31, 2009 and December 31, 2008 and the balance of the pension accounts at the respective dates.

Members of the Management Board[1] in €		Service costs	Balance of pension accounts
Dr. Josef Ackermann	2009	318,006	4,459,769
	2008	317,893	4,098,838
Dr. Hugo Bänziger	2009	405,530	1,583,668
	2008	429,167	1,379,668
Jürgen Fitschen[2]	2009	62,984	60,000
	2008	–	–
Stefan Krause[3]	2009	407,171	492,000
	2008	100,691	216,000
Hermann-Josef Lamberti	2009	260,217	4,302,174
	2008	273,192	4,166,174
Rainer Neske[2]	2009	114,385	225,000
	2008	–	–

1 Other members of the Management Board do not participate in the Management Board pension plan.
2 Member of the Management Board since April 1, 2009.
3 Member of the Management Board since April 1, 2008.

The different sizes of the balances are due to the different length of services on the Management Board, the respective age-related factors, the different contribution rates and the individual pensionable compensation amounts. Dr. Ackermann and Mr. Lamberti are also entitled, in principle, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a discharged prior pension entitlement.

If a Management Board member, whose appointment was in effect at the beginning of 2008, leaves office, he is entitled, for a period of six months, to a transition payment. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. The transition payment a Management Board member would have received over this six months period, if he had left on December 31, 2009 or on December 31, 2008, was for Dr. Ackermann € 2,825,000 and for each of Dr. Bänziger and Mr. Lamberti € 1,150,000.

If a Management Board member, whose appointment was in effect at the beginning of 2006 (Dr. Ackermann and Mr. Lamberti), leaves office after reaching the age of 60, he is subsequently entitled, in principle, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and last target bonus, each for a period of 24 months. This payment ends no later than six months after the end of the Annual General Meeting in the year in which the Board member reaches his 65th birthday.

Pursuant to the contractual agreements concluded with each of the Management Board members, they are entitled to receive a severance payment upon a premature termination of their appointment at our initiative, without us having been entitled to revoke the appointment or give notice under the contractual agreement for cause. The severance payment will be determined by the Supervisory Board according to its reasonable discretion and, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation for the previous financial year).

If a Management Board member's departure is in connection with a change of control, he is entitled to a severance payment. The severance payment will be determined by the Supervisory Board according to its reasonable discretion and, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation for the previous financial year).

Management Board Share Ownership

As of February 19, 2010 and February 27, 2009, respectively, the members of our Management Board held the following numbers of our shares and share awards.

Members of the Management Board		Number of shares	Number of share awards[1]
Dr. Josef Ackermann	2010	355,474	197,260
	2009	334,577	133,789
Dr. Hugo Bänziger	2010	36,116	89,402
	2009	24,101	77,441
Michael Cohrs[2]	2010	144,537	268,708
	2009	–	–
Jürgen Fitschen[2]	2010	98,339	86,747
	2009	–	–
Anshuman Jain[2]	2010	338,717	433,046
	2009	–	–
Stefan Krause	2010	–	36,049
	2009	–	–
Hermann-Josef Lamberti	2010	97,740	78,190
	2009	88,373	59,973
Rainer Neske[2]	2010	42,547	75,395
	2009	–	–
Total	**2010**	**1,113,470**	**1,264,797[3]**
Total	2009	447,051	271,203

1 Including the share awards Dr. Bänziger, Mr. Cohrs, Mr. Fitschen, Mr. Jain and Mr. Neske received in connection with their employment by us prior to their appointment as member of the Management Board. The share awards listed in the table have different vesting and allocation dates. The last share awards will mature and be allocated in November 2013.
2 This person was not a member of the Management Board as of February 27, 2009.
3 Thereof 138,405 vested.

The members of our Management Board held an aggregate of 1,113,470 of our shares on February 19, 2010, amounting to approximately 0.18 % of our shares issued on that date. They held an aggregate of 447,051 of our shares on February 27, 2009, amounting to approximately 0.08 % of our shares issued on that date.

The number of shares delivered to the members of the Management Board in 2009 from deferred compensation awards granted in prior years amounted to 633,531.

In 2009, compensation expense for long-term incentive components of compensation granted for their service in prior years on the Management Board was € 2,013,402 for Dr. Ackermann, € 810,967 for Dr. Bänziger, and € 902,559 for Mr. Lamberti. Mr. Cohrs, Mr. Fitschen, Mr. Jain and Mr. Neske joined the Management Board only in April 2009 and no expense was therefore recognized for long-term incentives granted for their service on the Management Board in 2009. In 2008, the corresponding compensation expense for these components was € 3,368,011 for Dr. Ackermann, € 1,103,939 for Dr. Bänziger and € 1,509,798 for Mr. Lamberti. Mr. Krause joined the Management Board only in April 2008 and no expense was therefore recognized for long-term incentives granted for his service on the Management Board in 2009 and 2008.

For more information on share awards in the table above granted under the share plans, see Note [31] to the consolidated financial statements.

Principles of the Compensation System for Supervisory Board Members

The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at their Annual General Meetings. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007.

The following provisions apply to the 2009 financial year: compensation consists of a fixed compensation of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to our long-term profits in the amount of € 100 each for each € 0.01 by which the average earnings per share (diluted), reported in our financial statements in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.

These amounts increase by 100 % for each membership in a committee of the Supervisory Board. For the chairperson of a committee the rate of increment is 200 %. These provisions do not apply to the Mediation Committee formed pursuant to Section 27 (3) of the Co-determination Act. We pay the Supervisory Board Chairman four times the total compensation of a regular member, without any such increment for committee work, and we pay his deputy one and a half times the total compensation of a regular member. In addition, the members of the Supervisory Board receive a meeting fee of € 1,000 for each Supervisory Board and committee meeting which they attend. Furthermore, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value added tax (Umsatzsteuer, at present 19 %) they incur in connection with their roles as members of the Supervisory Board. Employee representatives on the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a fraction of their total compensation based on the number of months they served, rounding up to whole months.

The members of the Nomination Committee, which has been newly formed after the Annual General Meeting 2008, waived all remuneration, including the meeting fee, for such Nomination Committee work for 2009 and the following years, as in the previous years.

Supervisory Board Compensation for Fiscal Year 2009

We compensate our Supervisory Board members after the end of each fiscal year. In January 2010, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2009 and their meeting fees. In addition, we will pay each Supervisory Board member a remuneration linked to our long-term performance as well as a dividend-based bonus, as defined in our Articles of Association, for their services in 2009. Assuming that the Annual General Meeting in May 2010 approves the proposed dividend of € 0.75 per share, the Supervisory Board will receive a total remuneration of € 2,561,316 (2008: € 2,478,500).

Individual members of the Supervisory Board received the following compensation for the 2009 financial year (excluding statutory value added tax).

Members of the Supervisory Board	Compensation for fiscal year 2009				Compensation for fiscal year 2008			
in €	Fixed	Variable[3]	Meeting fee	Total	Fixed	Variable	Meeting fee	Total
Dr. Clemens Börsig	240,000	13,733	28,000	281,733	240,000	–	24,000	264,000
Karin Ruck	210,000	12,017	23,000	245,017	160,000	–	12,000	172,000
Wolfgang Böhr[2]	60,000	3,433	7,000	70,433	40,000	–	4,000	44,000
Dr. Karl-Gerhard Eick	180,000	10,300	16,000	206,300	180,000	–	10,000	190,000
Heidrun Förster	120,000	6,867	14,000	140,867	157,500	–	15,000	172,500
Ulrich Hartmann[1]	–	–	–	–	50,000	–	6,000	56,000
Alfred Herling[2]	60,000	3,433	7,000	70,433	40,000	–	4,000	44,000
Gerd Herzberg	60,000	3,433	7,000	70,433	60,000	–	6,000	66,000
Sabine Horn[1]	–	–	–	–	50,000	–	6,000	56,000
Rolf Hunck[1]	–	–	–	–	50,000	–	6,000	56,000
Sir Peter Job	180,000	10,300	22,000	212,300	180,000	–	15,000	195,000
Prof. Dr. Henning Kagermann	120,000	6,867	12,000	138,867	120,000	–	13,000	133,000
Ulrich Kaufmann[1]	–	–	–	–	50,000	–	6,000	56,000
Peter Kazmierczak[1]	–	–	–	–	25,000	–	3,000	28,000
Martina Klee[2]	60,000	3,433	7,000	70,433	40,000	–	4,000	44,000
Suzanne Labarge[2]	120,000	6,867	12,000	138,867	80,000	–	8,000	88,000
Maurice Lévy	60,000	3,433	6,000	69,433	60,000	–	6,000	66,000
Henriette Mark	120,000	6,867	16,000	142,867	100,000	–	10,000	110,000
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer[1]	–	–	–	–	50,000	–	5,000	55,000
Gabriele Platscher	60,000	3,433	7,000	70,433	60,000	–	7,000	67,000
Dr. Theo Siegert	120,000	6,867	12,000	138,867	100,000	–	11,000	111,000
Dr. Johannes Teyssen[2]	60,000	3,433	7,000	70,433	40,000	–	4,000	44,000
Marlehn Thieme[2]	120,000	6,867	15,000	141,867	80,000	–	7,000	87,000
Tilman Todenhöfer	120,000	6,867	14,000	140,867	125,000	–	11,000	136,000
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber[1]	–	–	–	–	25,000	–	3,000	28,000
Werner Wenning[2]	60,000	3,433	7,000	70,433	40,000	–	3,000	43,000
Leo Wunderlich	60,000	3,433	7,000	70,433	60,000	–	7,000	67,000
Total	**2,190,000**	**125,316**	**246,000**	**2,561,316**	**2,262,500**	–	**216,000**	**2,478,500**

1 Member until May 29, 2008.
2 Member since May 29, 2008.
3 Variable compensation for a simple member of € 3,433 is made up of a dividend-based amount of € 0 and an amount of € 3,433 linked to the long-term performance of the company.

Corporate and Social Responsibility

Employees and Social Responsibility

Employees

As of December 31, 2009, we employed a total of 77,053 staff members as compared to 80,456 as of December 31, 2008. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2009, 2008 and 2007.

Employees[1]	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Germany	27,321	27,942	27,779
Europe (outside Germany), Middle East and Africa	22,025	23,067	21,989
Asia/Pacific	16,524	17,126	15,080
North America[2]	10,815	11,947	13,088
Central and South America	368	374	355
Total employees	**77,053**	**80,456**	**78,291**

1 Full-time equivalent employees.
2 Primarily the United States.

The number of our employees decreased in 2009 by 3,403 or 4.2 % due to the following factors:

— The number of Corporate and Investment Bank Group Division staff was reduced by 641 due to market developments in the first six months 2009, particularly in the global financial centers in the U.K., U.S. and Hong Kong.

— In the second half year 2009, due to slowing global economy and reduction in market volumes, the number of Private Clients and Asset Management Group Division staff was reduced by 1,997, particularly in our Asset and Wealth Management corporate division in the U.S. as well as our Private & Business Clients corporate division internationally.

— In Infrastructure, our service centers in India and the Philippines, and the establishment of service centers in Birmingham (U.K.) and Jacksonville (U.S.) contributed to the increase of approximately 1,000 employees. This increase was offset by staff reductions of approximately 1,800 in other locations.

Post-Employment Benefit Plans

We have a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans.

Defined benefit plans with a benefit obligation exceeding € 1 million are included in our globally coordinated accounting process. Reviewed by our global actuary, the plans in each country are evaluated by locally appointed actuaries.

By applying our global policy for determining the financial and demographic assumptions we ensure that the assumptions are unbiased and mutually compatible and that they follow the best estimate and ongoing plan principles.

For a further discussion on our employee benefit plans see Note [32] to our consolidated financial statements.

Corporate Social Responsibility

Building Social Capital

Deutsche Bank regards Corporate Social Responsibility (CSR) as an investment in society and its own future. Our goal as a responsible corporate citizen is to build social capital. Our foremost social responsibility is to be internationally competitive, to earn profits and to grow as a company.

Even in difficult economic conditions, we have shown an unwavering commitment to our role as a corporate citizen. That is why we once again invested more than € 80 million in CSR related-programs and projects within our five areas of activity: Sustainability, Corporate Volunteering, Social Investments, Art & Music and Education.

Sustainability: Ensuring Viability

To ensure stable environmental conditions, we take responsibility in permanently improving our environmental performance. In the business year, we realized specific annual measures for the project "Climate-Neutral by 2012," such as buying renewable energy in Germany, Italy and Switzerland, and have regionally adapted our global Sustainability Management System, based on the ISO 14001 certification procedure. As one of 13 partners, we have joined DII GmbH – a company that drives the realization of the innovative "Desertec" solar energy project.

Since 2009, our employees have access to a Web-based learning application on Deutsche Bank's intranet. This application explains the fundamental principles of commercial sustainability based on the UN Global Compact principles, which have been firmly anchored in our guidelines for some years. It also shows examples of how our employees can act in an ecologically responsible manner in their daily business lives.

Corporate Volunteering: Committing Ourselves

An ever-growing number of Deutsche Bank employees personally contribute to charitable projects and initiatives around the world by providing their experience and expertise with the support of the Bank. Their commitment is proof that to Deutsche Bank social responsibility means more than money. In the business year, 14 % of our employees around the globe contributed 33,422 days as corporate volunteers in CSR programs.

Social Investments: Creating Opportunity

Our social initiatives create opportunities for people to overcome unemployment and poverty and enable them to support themselves in their lives. Deutsche Bank has been one of the leading institutions to engage in the microfinance sector for more than a decade and has been a pioneer in developing microfinance instruments. We are also committed to improving the infrastructure of economically disadvantaged communities. For the "Shoreditch" neighborhood renewal project in one of the most economically deprived areas of London, we were honored with the "Business in the Community Award" in 2009.

In the same year, the Alfred Herrhausen Society of Deutsche Bank presented the "Deutsche Bank Urban Age Award" in Istanbul to the community initiative "Barış İcin Müzik" ("Music for Peace") – a music project targeting children between seven and ten years of age.

Art and Music: Fostering Creativity

Artistic creativity broadens minds, opens up new perspectives and inspires people to excel and achieve the extraordinary. For this reason, Deutsche Bank supports talented young artists and strives to provide access to art and music for as many people as possible. The Deutsche Bank Collection is one of the world's largest and most important corporate art collections. Contemporary works of art can be seen internationally in the Bank's own buildings, in exhibitions or on loan to museums and other cultural institutions. A highlight of the past year was the Joseph Beuys Exhibition in Istanbul, which will also be shown in seven museums throughout Latin America in 2010 and 2011. Our "Artist of the Year" for 2010 is Wangechi Mutu from Kenya, who represents all the young artists we support around the world.

Due to our initiative, the Berliner Philharmoniker, one of the best classical orchestras on the globe, has created a first in classical music – the "Digital Concert Hall." Since January 2009, thousands of classical music lovers worldwide have been able to listen to the concerts of the Berliner Philharmoniker Orchestra live on the Internet in outstanding visual and sound quality.

Education: Enabling Talent
Education is crucial to ensuring growth and prosperity of our society.

Our education initiatives for children and young people around the world give them a fair chance – regardless of gender, race or the educational background of their parents. With the "Teachers as Leaders" project in the U.S.A., for instance, we support teachers as role models for school children in underprivileged neighborhoods. Many of our projects aim to provide young people with training that enhances the skills and talents they already possess.

Within the scope of our academic cooperations, we awarded the "Deutsche Bank Prize in Financial Economics" for the third time in collaboration with the Center for Financial Studies in Frankfurt. The U.S. economist Robert J. Shiller was honored for his fundamental research in financial economics.

You will find more information about Deutsche Bank's global corporate social responsibility activities in our "Corporate Social Responsibility Report 2009."

Outlook

The Global Economy

The outlook for the global economy has improved considerably over the past few months. In the United States, Latin America and the emerging Asian economies, short-term economic indicators have picked up significantly, while the return to growth in Japan and Europe has been less dynamic. After the severe contraction in 2009, the global economy should grow by close to 4 % in 2010, supported by continuing strong stimuli from monetary and fiscal policies. Despite an easing of policy momentum, the pace of growth should slow only marginally in 2011. Nevertheless, growth rates will likely differ substantially by region, as described below.

The American economy passed the trough of recession in the third quarter of 2009. The unemployment rate should start to decline in the course of 2010, thereby underpinning private consumption. With prices in the residential property market trending up again, investment in residential construction should pick up during 2010 for the first time in four years. Fiscal policy is likely to further support the economy, especially in the first half of 2010. Overall, the U.S. economy should witness a comparatively dynamic recovery with average growth of roughly 3.75 % in 2010 after a decline of 2.4 % in 2009. Without relief from energy prices, inflation will probably accelerate to 2 % on an annual average. Underutilized capacity should limit the increase in core inflation to 1.5 %, however, so that the Federal Reserve is unlikely to move hastily in withdrawing monetary stimulus.

In the emerging markets of Asia and Latin America, which were enjoying a relatively favorable fiscal position, governments were able to respond in a resolute manner to the financial crisis. This applies particularly to China, whose dynamic growth is strongly benefiting its Asian neighbors. China's economy is set to expand by some 9 % this year. In Asia, growth should accelerate from 5.5 % in 2009 to 7.75 % in 2010. Latin America is set to expand by around 3.75 % following last year's slump. The recovery in Eastern Europe has been more sluggish; following a plunge of about 5.5 % in 2009, the region is likely to post 2.5 % growth this year.

The eurozone economy emerged from recession in the third quarter of last year. Leading indicators currently suggest that Europe will stage a more moderate recovery than the U.S. in the current year. An increase in the unemployment rate to nearly 10.5 %, combined with only modest wage growth, will tend to curb private consumption despite further fiscal relief. Together with the appreciation of the euro, the surge in unit labor costs in 2009 will weigh on exports. Investment activity will feel the squeeze of significant capacity underutilization. Eurozone GDP is likely to expand by 1.5 % in 2010, after contracting by around 4 % in 2009. Countries such as Spain, Ireland and Greece, which are facing exceptional structural adjustments, will probably see another decline in economic output in 2010. Public sector deficits are expected to widen in 2010 as a result of fiscal stimulus packages and lower revenues. Due to higher energy prices, headline inflation may increase to 1.25 % on an annual average. With core inflation likely to slip below 1 %, the ECB would not be pressured to take immediate action, leaving monetary policy in the eurozone with an expansionary bias.

After the severe contraction in 2009, the German economy should expand by about 2 % in 2010. The unemployment rate is likely to increase only slightly to 8.5 %, largely due to the extension of funding for short-time work schemes. In combination with fiscal relief for households, this should support private consumption. Exports, which collapsed by 20 % in 2009, are expected to rise by 7.5 % in 2010. Investment activity ought to stabilize, not least because of public-sector investment in construction. The pace of economic expansion may lose momentum as the year progresses, resulting in somewhat slower growth in 2011.

Risks for the global economy could result from the precarious situation facing monetary and fiscal policy-makers in the wake of the crisis. Staging a smooth exit from highly expansionary policies may be attractive in order to counter the risk of inflation, but will present a huge challenge, given still significant uncertainty over economic fundamentals and over market reactions to specific exit measures. Sovereign risk is likely to be a factor in 2010, as some countries may encounter difficulties in convincing financial markets that they will be able to stabilize their long term fiscal position and continue to finance the costs of stimulus measures taken. In China and some other emerging markets, government stimulus packages may exceed their targets, creating asset price bubbles in the real estate sector and leading to a general pick-up in inflation. All of these factors may result in turmoil in financial markets, which would in turn dampen the pace of the global economic recovery in 2010 and 2011.

The Banking Industry

The banking industry is likely to slowly progress towards a new form of normality in 2010 and 2011, in an environment of fundamentally changed regulation, with new market structures and altered investor preferences.

Banks have largely digested the losses from the market dislocations and write-downs during the financial crisis. Losses from traditional lending business, which had reached record levels in 2009 in both Europe and the U.S., are likely to stay high in the near future, but could fall significantly over the next two years. Pressure on investment banking revenues are likely as the unprecedented support measures of governments and central banks are gradually withdrawn. Issuance of government and corporate bonds is expected to weaken from its high level of 2009. In financial markets, margins are likely to be lower than in 2009. Corporate demand for merger and acquisition advisory services, and related capital market origination, which reached a cyclical low in 2009, may increase if the economy stabilizes sufficiently. Proposals for tighter regulation may also adversely impact returns from investment banking revenues in the next few years.

Growth prospects in the lending business also appear limited. After the sharp increase in household debt levels in the years preceding the crisis, the de-leveraging process now initiated in several countries – which has become even more urgent due to the higher unemployment – will probably result in relatively weak demand for retail loans for years to come. Corporate loan demand is unlikely to be able to make up for this given the still considerable underutilized capacity in many industrial sectors.

On the asset management side, the recent positive performance may continue if the capital market environment remains relatively favorable. With the increase in uncertainty of late, however, the recovery, which began in the spring of 2009, has slowed. Furthermore, the long term trend towards privately-funded retirement savings, preventive healthcare and educational expenditure will likely continue to support the investment management business, despite stiff competition from providers both inside and outside the sector.

The banking industry is also likely to be the focus of significant regulatory discussion, as governments and regulators seek to prevent a repeat of the financial crisis. Discussions are already underway, and in some cases concrete proposals exist. Several areas are likely to remain in focus of these discussions: the adequacy and quality of capital, overall and in respect of specific trading book activities; balance sheet leverage; liquidity and funding, including both quantity and quality of bank funding bases; engagement in specific activities, including prop trading and in-house private equity and hedge fund activity; the trading and settlement of derivative instruments; specific taxes or levies on profits or assets; and increased governance of bank executive compensation. However, at the time of writing, most measures are still under discussion and the final version of large parts of current proposals is not only still unknown but also hard to predict. While many changes are unlikely to be officially enacted in the near future, banks can be expected to take early action to conform to any new regulations.

The Deutsche Bank Group

During 2009, Deutsche Bank defined the fourth phase of its management agenda, which was launched in 2002. 'Phase 4' sets out Deutsche Bank's strategic priorities for the post-crisis era and takes account both of the changing priorities in the competitive, commercial and regulatory environment, and of the strengths which we have demonstrated throughout the financial crisis, which provide points of leverage and opportunity. 'Phase 4' of our management agenda sets out four specific priorities:

- Increasing profitability in Corporate and Investment Banking (CIB) with renewed risk and balance sheet discipline
- Focusing on core Private Clients and Asset Management businesses and home market leadership
- Focusing on Asia as a key driver of revenue growth
- Renewing emphasis on our performance culture

Against the background of an improving but still uncertain economic environment, Deutsche Bank Management has taken a series of steps to ensure that the bank is well placed to exploit the competitive opportunities which will arise as the economy emerges from recession. In particular, in our CIB businesses, we have both reduced the balance sheet and reduced risk exposures in key areas while simultaneously improving profitability and earnings quality. In PCAM, we have continued to position ourselves so as to achieve undisputed home market leadership, and re-positioned our platform to take account of the new environment. Meanwhile, we have increased our commitment to Asia, where we are already well-positioned in all our core businesses. We are also putting renewed emphasis on our culture of performance and accountability. This culture recognizes the importance of cost discipline, efficient infrastructure and clear accountability.

Deutsche Bank will continue to be impacted both by the changing competitive landscape and emerging regulatory developments. With the flight to quality in the post-crisis competitive environment, there are opportunities for Deutsche Bank to capture market share. At the same time, we are mindful of the uncertain regulatory environment. In particular, as described above, capital requirements are likely to increase and there is likely to be increased supervisory scrutiny of risk and liquidity management capabilities. Capital, risk management and balance sheet efficiency will therefore become increasingly important as competitive differentiators for Deutsche Bank. Deutsche Bank has also already redesigned its compensation model to take account of guidelines issued by the G20 governments, and regulators, including the Fed, FSA and BaFin.

This phase of Deutsche Bank's management agenda is contingent upon certain environmental assumptions, including no further major market dislocations, a normalization of asset valuations, high single-digit growth in the global fee pool, margins stabilizing at levels which remain higher than the pre-crisis period, and modest but positive global GDP growth of at least 2 % during the next two years. Based on these assumptions, we see potential income before income taxes from our core businesses (before Corporate Investments and Consolidations & Adjustments) of € 10 billion and a pre-tax return on average active equity over the period of 25 %. The implications of this outlook for our businesses are detailed below.

Corporate Banking & Securities

The investment banking business will face a mixed environment in 2010. Capital markets should remain more liquid and less volatile than during the crisis. Although the strength of the economic recovery is uncertain, it is anticipated that Corporate Finance fee pools will continue to recover in 2010. Trading volumes are expected to remain robust and there should be stabilization of margins below levels reached in early 2009, but higher than pre-crisis levels. Customer-focused businesses will grow as economic recovery continues and investor sentiment improves. However, the aforementioned outlook for possible changes in the regulatory environment, notably in connection with trading activities, could affect risk appetite and business returns.

In sales and trading, revenues on 'flow' products such as foreign exchange trading, money market and interest rate trading should normalize at lower levels than at the peak of the crisis due to narrowing of bid-offer spreads, lower volatility and lower volumes. This effect will likely be counterbalanced by non-recurrence of mark-downs and losses taken on legacy positions in 2009, and by business growth. We expect to generate substantial revenues through our leading market position with clients across these products, as well as through the successful reorientation of our credit trading and equity derivative trading businesses toward more liquid 'flow' products and through previous investments in Emerging Markets Debt trading, Commodities and Cash Equities. In the wake of the financial crisis, we discontinued designated proprietary credit trading, and very significantly reduced proprietary equities trading. Consequently, although the impact of regulation of proprietary activities is as yet unknown, we do not expect potential restrictions on proprietary trading to materially affect sales and trading revenues in 2010.

As the economy recovers the business environment for corporate finance will likely become more stable. The increase in fee pools will be led by increased activity in equity issuance as companies continue to rebuild balance sheets and raise capital through IPOs, and, in the case of Financial Institutions, respond to regulatory change. More generally, demand for recapitalization and restructuring advice is expected to remain strong. In debt markets a robust market for both Investment Grade and high yield bonds is expected to continue at least for the first half of the year as issuers continue to take advantage of low interest rates and improved spread levels. M&A activity remains in the early stages of a cyclical recovery, as corporate clients reposition themselves in the post-crisis environment; however, volumes are expected to improve in comparison to 2009. Commercial real estate is expected to lag the rest of the market, but as asset values stabilize and improve we should start to see renewed activity.

CB&S could potentially deliver an income before income taxes of € 6.3 billion in 2011, based on the assumptions set out above.

Global Transaction Banking

The outlook for transaction banking will likely be influenced by both negative and positive factors in 2010. The very low interest rate levels seen in most markets during 2009 will likely continue to adversely impact net interest income in the near term, while the moderate pace of economic recovery in the eurozone and other major markets could limit the scope for growth in trade finance. A weakening of the Euro may benefit transaction banking by supporting export related business from the eurozone. Growth momentum in Asia, the stabilization of the U.S. economy and a potential upturn in U.S. interest rates would all favorably impact the outlook for revenue generation.

Deutsche Bank's Global Transaction Banking (GTB) business will likely be impacted by the environmental challenges outlined above. The sustained momentum of profitable growth and client acquisition in recent years, together with its leading position in major markets, leaves GTB well-placed to attract new clients in challenging conditions. The business is positioned to benefit from expansion into new markets and increased penetration of the client base in existing core markets. The acquisition of parts of ABN AMRO's corporate and commercial banking activities in the Netherlands would further strengthen GTB's footprint in Europe by achieving deeper client coverage and complementary product offerings. The business is also well positioned to leverage existing technologies in order to expand its offering to clients, and to penetrate client groups in the lower mid-cap segment. Developments in GTB's product offering, such as supply chain finance and 'FX4Cash', a platform for high-volume, low value foreign exchange payments, contribute favorably to the outlook.

GTB could potentially deliver an income before income taxes of € 1.3 billion in 2011, based on the assumptions set out above.

Asset and Wealth Management

The outlook for the asset and wealth management business will be influenced by multiple factors in 2010. Recovery in equity markets in late 2009 and a return to growth in the global economy in 2010 should foster an increase in revenues from performance fees and commissions. Market appetite to regain prior years' losses may stimulate investments in multi-asset, alternative and equity products, while signs of broad based recovery in the real estate market should improve prospects in alternative investments. Long term trends, including the ongoing shift from state pension dependency to private retirement funding, ageing populations in mature markets, and growing wealth in emerging economies, will also positively impact revenues and new invested assets opportunities. Conversely, revenues may come under pressure in the near term if market volatility reoccurs and investors continue to retreat to cash or simpler, lower fee products.

Deutsche Bank's Asset and Wealth Management (AWM) continues to be a leading and diversified global service provider, strongly positioned to benefit from the market indicators outlined above. In Asset Management (AM), operating leverage obtained via platform re-engineering and cost efficiency efforts that began in 2008 and continued throughout 2009 underpins the business's ability to benefit from improved capital markets and growth in the economy, as well as absorb the potential for modest market volatility or investor comfort towards fixed income, lower fee products. In addition, AM is well positioned to gain from the aforementioned long term trends in the industry.

In Private Wealth Management (PWM), Invested Assets could grow in line with market recovery, net new asset growth in Asia and a further increase of market share in the US. While a market recovery may be volatile and include periods with downward trends, volatility could positively impact earnings due to short term increases in the number of client transactions.

The recent shift in client buying patterns, toward lower margin, simpler and capital protected products will likely reverse over time, combined with a shift into discretionary mandates supported by PWM's introduction of dynamic asset allocation model. Investment themes such as commodities and increasing client demand for alternative investments are expected to support global wealth valuation. Even though these opportunities should enable PWM to improve gross margins during the course of 2010 and beyond, onshore markets and mature market regions may continue to see pressure on gross margins. Cost efficiency measures and productivity enhancements initiated during 2009 should contribute to achieve cost income ratio improvement. The completion of the acquisition of Sal. Oppenheim in the first quarter of 2010 and the costs related to the integration of the business may be a factor for the bank in the near term.

PWM should achieve a diversification of its earnings base through continued focus on the Ultra High Net Worth (UHNWI) segment and provisions of high quality services through integrated platforms and product offerings with our Investment Bank to existing and new relationships. Changes in the regulatory framework for banks and the uncertainties related to offshore banking models, given recent political discussions, may impact the prospects of PWM's business.

AWM could potentially deliver an income before income taxes of € 1 billion in 2011, based on the assumptions set out above.

Private and Business Clients

Our proposition for private and business clients is based on a solid business model with a leading position in our home market, Germany, solid positions in other important European markets, and growth options in key Asian countries. With our strong advisory proposition, we should be able to gain market share in Germany via customer acquisition, expansion of our sales force by hiring highly qualified employees and a selective expansion of our branch network. Our cooperation with Deutsche Postbank creates additional optionality to become a clear leader in Germany and to close the gap to leading European retail banks.

Capitalizing on our advisory strength, we intend to develop PBC's profitable European franchise towards an affluent proposition with a focus on wealthy regions. The expansion of our branch network in India and the increase of our stake in Hua Xia Bank in China will benefit PBC's Asian high growth option.

PBC continues to face uncertainties in its operating environment, particularly with respect the development of investment product markets. During 2009, client activity remained low despite increasing stock indices. Based on the macroeconomic outlook, increasing insolvencies and unemployment rates might negatively impact our loan loss provisions, despite mitigating measures introduced in 2009. Continued low interest rates might further negatively affect revenues in PBC.

We expect PBC's cost base to be positively impacted by efficiency measures contained in PBC's announced Growth and Efficiency program, which will be completed in 2010, and consequently by severance charges which will be appreciably lower than in 2009. In addition, we see potential benefit from our co-operation agreement with Deutsche Postbank, which involves collaboration in IT and purchasing as well as marketing of complementary products.

Including efficiency gains in the Group's infrastructure areas, PBC could potentially deliver an income before income taxes of € 1.5 billion in 2011, based on the assumptions set out above.

Consolidated Financial Statements

02

Consolidated Statement of Income

in € m.	[Notes]	2009	2008	2007
Interest and similar income	[5]	26,953	54,549	64,675
Interest expense	[5]	14,494	42,096	55,826
Net interest income	[5]	**12,459**	**12,453**	**8,849**
Provision for credit losses	[18]	2,630	1,076	612
Net interest income after provision for credit losses		**9,829**	**11,377**	**8,237**
Commissions and fee income	[6]	8,911	9,741	12,282
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	[5]	7,109	(9,992)	7,175
Net gains (losses) on financial assets available for sale	[7]	(403)	666	793
Net income (loss) from equity method investments	[16]	59	46	353
Other income (loss)	[8]	(183)	699	1,377
Total noninterest income		**15,493**	**1,160**	**21,980**
Compensation and benefits	[31], [32]	11,310	9,606	13,122
General and administrative expenses	[9]	8,402	8,339	8,038
Policyholder benefits and claims	[39]	542	(252)	193
Impairment of intangible assets	[23]	(134)	585	128
Restructuring activities	[27]	–	–	(13)
Total noninterest expenses		**20,120**	**18,278**	**21,468**
Income (loss) before income taxes		**5,202**	**(5,741)**	**8,749**
Income tax expense (benefit)	[33]	244	(1,845)	2,239
Net income (loss)		**4,958**	**(3,896)**	**6,510**
Net income (loss) attributable to minority interest		(15)	(61)	36
Net income (loss) attributable to Deutsche Bank shareholders		4,973	(3,835)	6,474

Earnings per Common Share

in €	[Notes]	2009	2008	2007
Earnings per common share:	[10]			
Basic		€ 7.92	€ (7.61)	€ 13.65
Diluted[1]		€ 7.59	€ (7.61)	€ 13.05
Number of shares in million:				
Denominator for basic earnings per share – weighted-average shares outstanding		628.1	504.1	474.2
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		655.4	504.2	496.1

1 Includes numerator effect of assumed conversions. For further detail please see Note [10].

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Recognized Income and Expense

in € m.	2009	2008	2007
Net income (loss) recognized in the income statement	4,958	(3,896)	6,510
Actuarial gains (losses) related to defined benefit plans, net of tax[1]	(679)	(1)	486
Net gains (losses) not recognized in the income statement, net of tax			
Unrealized net gains (losses) on financial assets available for sale:[2]			
Unrealized net gains (losses) arising during the period, before tax	523	(4,516)	1,031
Net (gains) losses reclassified to profit or loss, before tax	556	(666)	(793)
Unrealized net gains (losses) on derivatives hedging variability of cash flows:[2]			
Unrealized net gains (losses) arising during the period, before tax	118	(263)	(19)
Net (gains) losses reclassified to profit or loss, before tax	6	2	13
Foreign currency translation:[2]			
Unrealized net gains (losses) arising during the period, before tax	40	(1,144)	(1,772)
Net (gains) losses reclassified to profit or loss, before tax	11	(3)	(5)
Unrealized net gains (losses) from equity method investments[2]	85	(15)	(20)
Tax on net gains (losses) not recognized in the income statement	(254)	731	215
Total net gains (losses) not recognized in the income statement, net of tax	1,085[3]	(5,874)[4]	(1,350)[5]
Total recognized income and expense	5,364	(9,771)	5,646
Attributable to:			
Minority interest	(1)	(37)	4
Deutsche Bank shareholders	5,365	(9,734)	5,642

1 Due to a change in accounting policy, actuarial gains (losses) related to defined benefit plans were recognized directly in retained earnings with prior periods adjusted in accordance with Note [1]. Included in these amounts are deferred taxes of € 113 million, € 1 million and € (192) million for the years 2009, 2008 and 2007, respectively.

2 The unrealized net gains (losses) from equity method investments are disclosed separately starting December 31, 2009. These amounts were included in the other categories of unrealized net gains (losses) not recognized in the income statement in prior periods.

3 Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2008 of € (4,851) million and December 31, 2009 of € (3,780) million, adjusted for changes in minority interest attributable to these components of € 14 million.

4 Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2007 of € 1,047 million and December 31, 2008 of € (4,851) million, adjusted for changes in minority interest attributable to these components of € 24 million.

5 Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2006 of € 2,365 million and December 31, 2007 of € 1,047 million, adjusted for changes in minority interest attributable to these components of € (32) million.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m.	[Notes]	Dec 31, 2009	Dec 31, 2008
Assets:			
Cash and due from banks		9,346	9,826
Interest-earning deposits with banks		47,233	64,739
Central bank funds sold and securities purchased under resale agreements	[19], [20]	6,820	9,267
Securities borrowed	[19], [20]	43,509	35,022
Financial assets at fair value through profit or loss			
Trading assets		234,910	247,462
Positive market values from derivative financial instruments		596,410	1,224,493
Financial assets designated at fair value through profit or loss		134,000	151,856
Total financial assets at fair value through profit or loss of which € 79 billion and € 69 billion were pledged to creditors and can be sold or repledged at December 31, 2009, and 2008, respectively	[11], [13], [20], [35]	965,320	1,623,811
Financial assets available for sale of which € 492 million and € 464 million were pledged to creditors and can be sold or repledged at December 31, 2009, and 2008, respectively	[15], [19], [20]	18,819	24,835
Equity method investments	[16]	7,788	2,242
Loans	[17], [18]	258,105	269,281
Property and equipment	[21]	2,777	3,712
Goodwill and other intangible assets	[23]	10,169	9,877
Other assets	[24], [25]	121,538	137,829
Assets for current tax	[33]	2,090	3,512
Deferred tax assets	[33]	7,150	8,470
Total assets		**1,500,664**	**2,202,423**
Liabilities and equity:			
Deposits	[26]	344,220	395,553
Central bank funds purchased and securities sold under repurchase agreements	[19], [20]	45,495	87,117
Securities loaned	[19], [20]	5,564	3,216
Financial liabilities at fair value through profit or loss	[11], [13], [35]		
Trading liabilities		64,501	68,168
Negative market values from derivative financial instruments		576,973	1,181,617
Financial liabilities designated at fair value through profit or loss		73,522	78,003
Investment contract liabilities		7,278	5,977
Total financial liabilities at fair value through profit or loss		722,274	1,333,765
Other short-term borrowings	[28]	42,897	39,115
Other liabilities	[24], [25]	154,281	160,598
Provisions	[18], [27]	1,307	1,418
Liabilities for current tax	[33]	2,141	2,354
Deferred tax liabilities	[33]	2,157	3,784
Long-term debt	[29]	131,782	133,856
Trust preferred securities	[29]	10,577	9,729
Obligation to purchase common shares		–	4
Total liabilities		**1,462,695**	**2,170,509**
Common shares, no par value, nominal value of € 2.56	[30]	1,589	1,461
Additional paid-in capital		14,830	14,961
Retained earnings		24,056	20,074
Common shares in treasury, at cost	[30]	(48)	(939)
Equity classified as obligation to purchase common shares		–	(3)
Net gains (losses) not recognized in the income statement, net of tax		(3,780)	(4,851)
Total shareholders' equity		**36,647**	**30,703**
Minority interest		1,322	1,211
Total equity		**37,969**	**31,914**
Total liabilities and equity		**1,500,664**	**2,202,423**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings[1]	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2006	**1,343**	**15,246**	**20,900**	**(2,378)**	**(4,307)**
Total recognized income and expense[2]	–	–	6,474	–	–
Common shares issued	–	–	–	–	–
Cash dividends paid	–	–	(2,005)	–	–
Dividend related to equity classified as obligation to purchase common shares	–	–	277	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	486	–	–
Net change in share awards	–	122	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,010	–
Tax benefits related to share-based compensation plans	–	(44)	–	–	–
Amendment of derivative instruments indexed to Deutsche Bank common shares	–	–	–	–	–
Common shares issued under share-based compensation plans	15	377	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(1,292)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	2,047
Option premiums and other effects from options on common shares	–	76	3	–	–
Purchases of treasury shares	–	–	–	(41,128)	–
Sale of treasury shares	–	–	–	39,677	–
Net gains (losses) on treasury shares sold	–	28	–	–	–
Other	–	3	(84)	–	–
Balance as of December 31, 2007	**1,358**	**15,808**	**26,051**	**(2,819)**	**(3,552)**
Total recognized income and expense[2]	–	–	(3,835)	–	–
Common shares issued	102	2,098	–	–	–
Cash dividends paid	–	–	(2,274)	–	–
Dividend related to equity classified as obligation to purchase common shares	–	–	226	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	(1)	–	–
Net change in share awards	–	225	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,072	–
Tax benefits related to share-based compensation plans	–	(136)	–	–	–
Amendment of derivative instruments indexed to Deutsche Bank common shares	–	(1,815)	–	–	2,690
Common shares issued under share-based compensation plans	1	17	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(366)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	1,225
Option premiums and other effects from options on common shares	–	3	(4)	–	–
Purchases of treasury shares	–	–	–	(21,736)	–
Sale of treasury shares	–	–	–	22,544	–
Net gains (losses) on treasury shares sold	–	(1,191)	–	–	–
Other	–	(48)	(89)	–	–
Balance as of December 31, 2008	**1,461**	**14,961**	**20,074**	**(939)**	**(3)**
Total recognized income and expense[2]	–	–	4,973	–	–
Common shares issued	128	830	–	–	–
Cash dividends paid	–	–	(309)	–	–
Dividend related to equity classified as obligation to purchase common shares	–	–	–	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	(679)	–	–
Net change in share awards	–	(688)	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,313	–
Tax benefits related to share-based compensation plans	–	35	–	–	–
Amendment of derivative instruments indexed to Deutsche Bank common shares	–	–	–	–	–
Common shares issued under share-based compensation plans	–	–	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(5)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	8
Option premiums and other effects from options on common shares	–	(149)	–	–	–
Purchases of treasury shares	–	–	–	(19,238)	–
Sale of treasury shares	–	–	–	18,816	–
Net gains (losses) on treasury shares sold	–	(177)	–	–	–
Other	–	18	(3)	–	–
Balance as of December 31, 2009	**1,589**	**14,830**	**24,056**	**(48)**	**–**

1 The balances as of December 31, 2006 and December 31, 2007 were increased by € 449 million and € 935 million, respectively, for a change in accounting policy and other adjustments in accordance with Note [1].

2 Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

3 The unrealized net gains (losses) from equity method investments are disclosed separately starting December 31, 2009. These amounts were included in the other categories of unrealized net gains (losses) not recognized in the income statement in prior periods.

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[3]	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	Foreign currency translation, net of tax[3, 4]	Unrealized net gains (losses) from equity method investments[3]	**Total net gains (losses) not recognized in the income statement, net of tax[4]**	**Total shareholders' equity**	**Minority interest**	**Total equity**
3,194	**(45)**	**(800)**	**16**	**2,365**	**33,169**	**717**	**33,886**
435	(7)	(1,724)	(22)	(1,318)	5,156	4	5,160
–	–	–	–	–	–	–	–
–	–	–	–	–	(2,005)	–	(2,005)
–	–	–	–	–	277	–	277
–	–	–	–	–	486	–	486
–	–	–	–	–	122	–	122
–	–	–	–	–	1,010	–	1,010
–	–	–	–	–	(44)	–	(44)
–	–	–	–	–	–	–	–
–	–	–	–	–	392	–	392
–	–	–	–	–	(1,292)	–	(1,292)
–	–	–	–	–	2,047	–	2,047
–	–	–	–	–	79	–	79
–	–	–	–	–	(41,128)	–	(41,128)
–	–	–	–	–	39,677	–	39,677
–	–	–	–	–	28	–	28
–	–	–	–	–	(81)	701	620
3,629	**(52)**	**(2,524)**	**(6)**	**1,047**	**37,893**	**1,422**	**39,315**
(4,484)	(294)	(1,104)	(16)	(5,898)	(9,733)	(37)	(9,770)
–	–	–	–	–	2,200	–	2,200
–	–	–	–	–	(2,274)	–	(2,274)
–	–	–	–	–	226	–	226
–	–	–	–	–	(1)	–	(1)
–	–	–	–	–	225	–	225
–	–	–	–	–	1,072	–	1,072
–	–	–	–	–	(136)	–	(136)
–	–	–	–	–	875	–	875
–	–	–	–	–	18	–	18
–	–	–	–	–	(366)	–	(366)
–	–	–	–	–	1,225	–	1,225
–	–	–	–	–	(1)	–	(1)
–	–	–	–	–	(21,736)	–	(21,736)
–	–	–	–	–	22,544	–	22,544
–	–	–	–	–	(1,191)	–	(1,191)
–	–	–	–	–	(137)	(174)	(311)
(855)	**(346)**	**(3,628)**	**(22)**	**(4,851)**	**30,703**	**1,211**	**31,914**
669	212	107	83	1,071	6,044	(1)	6,043
–	–	–	–	–	958	–	958
–	–	–	–	–	(309)	–	(309)
–	–	–	–	–	–	–	–
–	–	–	–	–	(679)	–	(679)
–	–	–	–	–	(688)	–	(688)
–	–	–	–	–	1,313	–	1,313
–	–	–	–	–	35	–	35
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
–	–	–	–	–	(5)	–	(5)
–	–	–	–	–	8	–	8
–	–	–	–	–	(149)	–	(149)
–	–	–	–	–	(19,238)	–	(19,238)
–	–	–	–	–	18,816	–	18,816
–	–	–	–	–	(177)	–	(177)
–	–	–	–	–	15	112	127
(186)	**(134)**	**(3,521)**	**61**	**(3,780)**	**36,647**	**1,322**	**37,969**

4 The balances as of December 31, 2006 and December 31, 2007 were reduced by € 38 million and € 86 million, respectively, for a change in accounting policy and other adjustments in accordance with Note [1].

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2009	2008	2007
Net income (loss)	**4,958**	**(3,896)**	**6,510**
Cash flows from operating activities:			
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	2,630	1,076	612
Restructuring activities	–	–	(13)
Gain on sale of financial assets available for sale, equity method investments, and other	(656)	(1,732)	(1,907)
Deferred income taxes, net	(296)	(1,525)	(918)
Impairment, depreciation and other amortization, and accretion	1,782	3,047	1,731
Share of net income from equity method investments	(189)	(53)	(358)
Income (loss) adjusted for noncash charges, credits and other items	**8,229**	**(3,083)**	**5,657**
Adjustments for net change in operating assets and liabilities:			
Interest-earning time deposits with banks	4,583	(3,964)	7,588
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(4,203)	24,363	5,146
Trading assets and positive market values from derivative financial instruments	726,237	(472,203)	(270,948)
Financial assets designated at fair value through profit or loss	24,890	169,423	(75,775)
Loans	17,213	(37,981)	(22,185)
Other assets	21,960	38,573	(42,674)
Deposits	(57,330)	(56,918)	47,464
Trading liabilities and negative market values from derivative financial instruments	(686,214)	655,218	173,830
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	(7,061)	(159,613)	70,232
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(40,644)	(97,009)	69,072
Other short-term borrowings	2,592	(14,216)	6,531
Other liabilities	(15,645)	(15,482)	21,133
Senior long-term debt	(7,150)	12,769	22,935
Other, net	(1,243)	(2,760)	(1,216)
Net cash provided by (used in) operating activities	**(13,786)**	**37,117**	**16,790**
Cash flows from investing activities:			
Proceeds from:			
Sale of financial assets available for sale	9,023	19,433	12,470
Maturities of financial assets available for sale	8,938	18,713	8,179
Sale of equity method investments	574	680	1,331
Sale of property and equipment	39	107	987
Purchase of:			
Financial assets available for sale	(12,082)	(37,819)	(25,230)
Equity method investments	(3,730)	(881)	(1,265)
Property and equipment	(592)	(939)	(675)
Net cash paid for business combinations/divestitures	(20)	(24)	(648)
Other, net	(1,749)	(39)	463
Net cash provided by (used in) investing activities	**401**	**(769)**	**(4,388)**
Cash flows from financing activities:			
Issuances of subordinated long-term debt	457	523	429
Repayments and extinguishments of subordinated long-term debt	(1,448)	(659)	(2,809)
Issuances of trust preferred securities	1,303	3,404	1,874
Repayments and extinguishments of trust preferred securities	–	–	(420)
Common shares issued under share-based compensation plans	–	19	389
Capital increase	–	2,200	–
Purchases of treasury shares	(19,238)	(21,736)	(41,128)
Sale of treasury shares	18,111	21,426	39,729
Dividends paid to minority interests	(5)	(14)	(13)
Net change in minority interests	109	331	585
Cash dividends paid	(309)	(2,274)	(2,005)
Net cash provided by (used in) financing activities	**(1,020)**	**3,220**	**(3,369)**
Net effect of exchange rate changes on cash and cash equivalents	**690**	**(402)**	**(289)**
Net increase (decrease) in cash and cash equivalents	(13,715)	39,166	8,744
Cash and cash equivalents at beginning of period	65,264	26,098	17,354
Cash and cash equivalents at end of period	51,549	65,264	26,098
Net cash provided by (used in) operating activities include			
Income taxes paid (received), net	(520)	(2,495)	2,806
Interest paid	15,878	43,724	55,066
Interest and dividends received	28,211	54,549	64,675
Cash and cash equivalents comprise			
Cash and due from banks	9,346	9,826	8,632
Interest-earning demand deposits with banks (not included: time deposits of € 5,030 m. as of December 31, 2009, and € 9,301 m. and € 4,149 m. as of December 31, 2008 and 2007)	42,203	55,438	17,466
Total	**51,549**	**65,264**	**26,098**

The accompanying notes are an integral part of the Consolidated Financial Statements.

The acquisition of Deutsche Postbank AG shares in 2009, including the non-cash portion, is described in detail in Note [16].

Notes to the Consolidated Financial Statements

[1] Significant Accounting Policies

Basis of Accounting

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note [4].

The accompanying consolidated financial statements are stated in euros, the presentation currency of the Group. All financial information presented in million euros has been rounded to the nearest million. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("EU"). The Group's application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU. In accordance with IFRS 4, "Insurance Contracts", the Group has applied its previous accounting practices (U.S. GAAP) for the measurement of insurance contracts.

Risk disclosures under IFRS 7, "Financial Instruments: Disclosures" about the nature and extent of risks arising from financial instruments are incorporated herein by reference to the portions marked by a bracket in the margins of the Risk Report.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and other intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates. Refer to Note [2] for a description of the critical accounting estimates and judgments used in the preparation of the financial statements.

The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and model assumptions with historically evidenced loss levels which led to a lower level of provisions for credit losses of € 145.8 million for the 2009 reporting period.

In preparation of the 2009 and 2008 financial statements, the Group made a number of minor adjustments, with immaterial effect, to prior year footnote disclosures. The Group has assessed the impact of errors on current and prior periods and concluded that the following described adjustments are required to comparative amounts or the earliest opening balance sheet. The Group also voluntarily elected to change its accounting policy for the recognition of actuarial gains and losses related to post-employment benefits.

	Balance (as reported)	Change in accounting policy					Adjustments	Balance (adjusted)
in € m.		Defined benefit plan accounting	LCH Offsetting	Interest	Income tax liabilities	Financial guarantees	Clearing and settle-ment fees	
Dec 31, 2007								
Income Statement								
Interest and similar income	67,706			(3,031)				64,675
Interest expense	58,857			(3,031)				55,826
Commissions and fee income	12,289						(7)	12,282
Other income	1,286					91		1,377
General and administrative expenses	7,954					91	(7)	8,037
Balance Sheet								
Assets:								
Financial assets at fair value through profit or loss	1,474,103		(96,092)					1,378,011
Deferred tax assets	4,772	5						4,777
Other assets	182,897	741						183,638
Liabilities:								
Financial liabilities at fair value through profit or loss	966,177		(96,092)					870,085
Other liabilities	171,509	(65)						171,444
Liabilities for current tax	4,515				(294)			4,221
Deferred tax liabilities	2,124	256						2,380
Equity:								
Retained earnings	25,116	570			365			26,051
Net gains (losses) not recognized in the income statement:								
Foreign currency translation, net of tax	(2,450)	(15)			(71)			(2,536)
2008								
Commissions and fee income	9,749						(8)	9,741
Other income	568					131		699
General and administrative expenses	8,216					131	(8)	8,339

Employee Benefits: Defined Benefit Accounting

In the fourth quarter 2008, the Group changed its accounting policy for the recognition of actuarial gains and losses related to post-employment benefits for defined benefit plans. The Group has elected to voluntarily change its accounting policy from the corridor approach to immediate recognition of actuarial gains and losses in shareholders' equity in the period in which they arise. In accordance with IFRS, the change was applied retrospectively. The change in accounting policy is considered to provide more relevant information about the Group's financial position, as it recognizes economic events in the period in which they occur. The retrospective adjustments had an impact on the consolidated balance sheet and the consolidated statement of recognized income and expense but not on the consolidated statement of income or consolidated cash flow statement.

Offsetting

In the second quarter 2008, the Group concluded that it meets the criteria required to offset the positive and negative market values of OTC interest rate swaps transacted with the London Clearing House ("LCH"). Under IFRS, positions are netted by currency and across maturities. The application of offsetting had no net impact on the consolidated income statement or shareholder's equity.

The presentation of interest and similar income and interest expense was adjusted with no impact on net interest income or on shareholders' equity.

Adjustment of Current Tax Liability

In the fourth quarter 2008, the Group determined that it had continued to report tax liabilities for periods prior to 2006 which were not required. Current tax liabilities were retrospectively adjusted by the amounts in the table above, with related adjustments to opening retained earnings and opening foreign currency translation reserves where appropriate.

Financial Guarantees

In the second quarter 2009 retrospective adjustments were made in the income statement to present premiums paid for financial guarantees as expenses instead of offsetting them against revenues because they are not directly related to a revenue generating activity. The adjustment did not have any impact on net income or shareholders' equity but resulted in an increase of both noninterest income and noninterest expenses.

Significant Accounting Policies

The following is a description of the significant accounting policies of the Group. Other than as previously and otherwise described, these policies have been consistently applied for 2007, 2008 and 2009.

Principles of Consolidation

The financial information in the consolidated financial statements includes that for the parent company, Deutsche Bank AG, together with its subsidiaries, including certain special purpose entities ("SPEs"), presented as a single economic unit.

Subsidiaries

The Group's subsidiaries are those entities which it controls. The Group controls entities when it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls an entity.

The Group sponsors the formation of SPEs and interacts with non-sponsored SPEs for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (1) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE's operations, (2) the Group has decision-making powers to obtain the majority of the benefits, (3) the Group obtains the majority of the benefits of the activities of the SPE, or (4) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that it controls the SPE.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The Group reassesses consolidation status at least at every quarterly reporting date. Therefore, any changes in structure are considered when they occur. This includes changes to any contractual arrangements the Group has, including those newly executed with the entity, and is not only limited to changes in ownership.

The Group reassesses its treatment of SPEs for consolidation when there is an overall change in the SPE's arrangements or when there has been a substantive change in the relationship between the Group and an SPE. The circumstances that would indicate that a reassessment for consolidation is necessary include, but are not limited to, the following:

— substantive changes in ownership of the SPE, such as the purchase of more than an insignificant additional interest or disposal of more than an insignificant interest in the SPE;
— changes in contractual or governance arrangements of the SPE;
— additional activities undertaken in the structure, such as providing a liquidity facility beyond the terms established originally or entering into a transaction with an SPE that was not contemplated originally; and
— changes in the financing structure of the entity.

In addition, when the Group concludes that the SPE might require additional support to continue in business, and such support was not contemplated originally, and, if required, the Group would provide such support for reputational or other reasons, the Group reassesses the need to consolidate the SPE.

The reassessment of control over the existing SPEs does not automatically lead to consolidation or deconsolidation. In making such a reassessment, the Group may need to change its assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information, including current market parameters and expectations (such as loss expectations on assets), which would incorporate any market changes since inception of the SPE, is used in the reassessment of consolidation conclusions.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group's share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the acquisition cost is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other income.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as minority interests.

Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group's consolidated balance sheet.

Minority interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from Deutsche Bank's shareholders' equity. The net income attributable to minority interests is separately disclosed on the face of the consolidated income statement.

Associates and Jointly Controlled Entities

An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group's investment is for less than 20 % of the voting stock.

A jointly controlled entity exists when the Group has a contractual arrangement with one or more parties to undertake activities through entities which are subject to joint control.

Investments in associates and jointly controlled entities are accounted for under the equity method of accounting. The Group's share of the results of associates and jointly controlled entities is adjusted to conform to the accounting policies of the Group and are reported in the income statement as net income (loss) from equity method investments. Unrealized gains on transactions are eliminated to the extent of the Group's interest in the investee.

Under the equity method of accounting, the Group's investments in associates and jointly controlled entities are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Group's pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). As goodwill is not reported separately it is not specifically tested for impairment. Rather, the entire equity method investment is tested for impairment.

At each balance sheet date, the Group assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. If there is objective evidence of an impairment, an impairment test is performed by comparing the investment's recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. An impairment loss recognized in prior periods is reversed only if there has been a change in the estimates used to determine the investment's recoverable amount since the last impairment loss was recognized. If this is the case the carrying amount of the investment is increased to its higher recoverable amount. That increase is a reversal of an impairment loss.

Equity method losses in excess of the Group's carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group's obligation to fund such losses.

Foreign Currency Translation

The consolidated financial statements are prepared in euros, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.

An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.

Monetary assets and liabilities denominated in currencies other than the entity's functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/ liabilities at fair value through profit or loss.

Translation differences on non-monetary items classified as available for sale (for example, equity securities) are not recognized in the income statement but are included in net gains (losses) not recognized in the income statement within shareholders' equity until the sale of the asset when they are transferred to the income statement as part of the overall gain or loss on sale of the item.

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in net gains (losses) not recognized in the income statement within shareholders' equity and subsequently included in the profit or loss on disposal or partial disposal of the operation.

Interest, Fees and Commissions

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key-revenue generating activities of the Group as follows.

Net Interest Income – Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.

Once an impairment loss has been recognized on a loan or available for sale debt security financial asset, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized based on the rate of interest that was used to discount future cash flows for the purpose of measuring the impairment loss. For a loan this would be the original effective interest rate, but a new effective interest rate would be established each time an available for sale debt security is impaired as impairment is measured to fair value and would be based on a current market rate.

When financial assets are reclassified from trading or available for sale to loans a new effective interest rate is established based on a best estimate of future expected cash flows.

Commission and Fee Income – The recognition of fee revenue (including commissions) is determined by the purpose for the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.

Loan commitment fees related to commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan's effective interest rate.

Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

Arrangements involving multiple services or products – If the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be allocated to the different components of the arrangement for revenue recognition purposes. Structured trades executed by the Group are the principal example of such arrangements and are assessed on a transaction by transaction basis. The assessment considers the value of items or services delivered to ensure that the Group's continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component. If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount remaining after allocating an appropriate amount of revenue to all other components.

Financial Assets and Liabilities

The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale ("AFS") and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the balance sheet.

Financial instruments classified at fair value through profit or loss and financial assets classified as AFS are recognized on trade date, which is the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability. All other financial instruments are recognized on a settlement date basis.

Financial Assets and Liabilities at Fair Value through Profit or Loss

The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as trading loans and debt securities and dividends on equity instruments are presented in interest and similar income for financial instruments at fair value through profit or loss.

Trading Assets and Liabilities – Financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial Instruments Designated at Fair Value through Profit or Loss – Certain financial assets and liabilities that do not meet the definition of trading assets and liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained.

Loan Commitments

Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of 'Derivatives and Hedge Accounting', some loan commitments are classified as financial liabilities at fair value through profit or loss. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion "Impairment of loans and provision for off-balance sheet positions" below, these off-balance sheet loan commitments are assessed for impairment individually and, where appropriate, collectively.

Loans

Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available for sale. An active market exists when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis.

Loans are initially recognized at fair value. When the loan is issued at a market rate, fair value is represented by the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method less impairment.

Financial Assets Classified as Available for Sale

Financial assets that are not classified as at fair value through profit or loss or as loans are classified as AFS. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in equity, in net gains (losses) not recognized in the income statement, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (for example, debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the income statement and other changes in carrying amount are recognized in equity as indicated above. For financial assets classified as AFS that are not monetary items (for example, equity instruments), the gain or loss that is recognized in equity includes any related foreign exchange component.

Financial assets classified as AFS are assessed for impairment as discussed in the section of this Note "Impairment of financial assets classified as Available for Sale". Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Gains and losses recorded in equity are transferred to the income statement on disposal of an available for sale asset and reported in net gains (losses) on financial assets available for sale.

Financial Liabilities

Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest rate method.

Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the consolidated statement of income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

Reclassification of Financial Assets

The Group may reclassify certain financial assets out of the financial assets at fair value through profit or loss classification (trading assets) and the available for sale classification into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no single specific period that defines foreseeable future. Rather, it is a matter requiring management judgment. In exercising this judgment, the Group established the following minimum guideline for what constitutes foreseeable future. At the time of reclassification, there must be:

- no intent to dispose of the asset through sale or securitization within one year and no internal or external requirement that would restrict the Group's ability to hold or require sale; and
- the business plan going forward should not be to profit from short-term movements in price.

Financial assets proposed for reclassification which meet these criteria are considered based on the facts and circumstances of each financial asset under consideration. A positive management assertion is required after taking into account the ability and plausibility to execute the strategy to hold.

In addition to the above criteria the Group also requires that persuasive evidence exists to assert that the expected repayment of the asset exceeds the estimated fair value and the returns on the asset will be optimized by holding it for the foreseeable future.

Financial assets are reclassified at their fair value at the reclassification date. Any gain or loss already recognized in the income statement is not reversed. The fair value of the instrument at reclassification date becomes the new amortized cost of the instrument. The expected cash flows on the financial instruments are estimated at the reclassification date and these estimates are used to calculate a new effective interest rate for the instruments. If there is a subsequent increase in expected future cash flows on reclassified assets as a result of increased recoverability, the effect of that increase is recognized as an adjustment to the effective interest rate from the date of the change in estimate rather than as an adjustment to the carrying amount of the asset at the date of the change in estimate. If there is a subsequent decrease in expected future cash flows the asset would be assessed for impairment as discussed in the section of this Note "Impairment of Loans and Provision for Off-Balance Sheet Positions". Any change in the timing of the cash flows of reclassified assets which are not deemed impaired are recorded as an adjustment to the carrying amount of the asset.

For instruments reclassified from available for sale to loans and receivables any unrealized gain or loss recognized in shareholders' equity is subsequently amortized into interest income using the effective interest rate of the instrument. If the instrument is subsequently impaired any unrealized loss which is held in shareholders' equity for that instrument at that date is immediately recognized in the income statement as a loan loss provision.

To the extent that assets categorized as loans are repaid, restructured or eventually sold and the amount received is less than the carrying value at that time, then a loss would be recognized.

Determination of Fair Value

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument's complexity. Refer to Note [2] Critical Accounting Estimates – Fair Value Estimates – Methods of Determining Fair Value for further discussion of the accounting estimates and judgments required in the determination of fair value.

Recognition of Trade Date Profit

If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the income statement when the transaction becomes observable or the Group enters into offsetting transactions that substantially eliminate the instrument's risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made. Refer to Note [2] Critical Accounting Estimates – Fair Value Estimates – Methods of Determining Fair Value for further discussion of the estimates and judgments required in assessing observability of inputs and risk mitigation.

Derivatives and Hedge Accounting

Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the balance sheet regardless of whether they are held for trading or nontrading purposes.

Gains and losses on derivatives held for trading are included in net gains (losses) on financial assets/ liabilities at fair value through profit or loss.

The Group makes commitments to originate loans it intends to sell. Such positions are classified as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are classified as derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and carried at fair value, with changes in fair value recorded in net gains (losses) on financial assets/ liabilities at fair value through profit or loss.

Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting but are otherwise effective in offsetting the effect of transactions on noninterest income and expenses, are recorded in other assets or other liabilities with both realized and unrealized changes in fair value recorded in the same noninterest income and expense captions as those affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gains and losses on financial assets/liabilities at fair value through profit or loss.

Embedded Derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same consolidated balance sheet line item as the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.

Hedge Accounting

If derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges: (1) hedges of changes in the fair value of assets, liabilities or unrecognized firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from highly probable forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations into the presentation currency of the parent (hedges of net investments in foreign operations).

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking the hedging transactions, and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always calculated, even when the terms of the derivative and hedged item are matched.

Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other income. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the security's foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.

If a fair value hedge of a debt instrument is discontinued prior to the instrument's maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a fair value hedged asset or liability is sold or otherwise derecognized any basis adjustments are included in the calculation of the gain or loss on derecognition.

For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.

Hedge ineffectiveness is recorded in other income and is measured as changes in the excess (if any) in the absolute cumulative change in fair value of the actual hedging derivative over the absolute cumulative change in the fair value of the hypothetically perfect hedge.

When hedges of variability in cash flows attributable to interest rate risk are discontinued, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest income or expense over the remaining life of the original hedge relationship, unless the hedged transaction is no longer expected to occur in which case the amount will be reclassified into other income immediately. When hedges of variability in cash flows attributable to other risks are discontinued, the related amounts in net gains (losses) not recognized in the income statement are reclassified into either the same income statement caption and period as profit or loss from the forecasted transaction, or into other income when the forecast transaction is no longer expected to occur.

For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the presentation currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in net gains (losses) not recognized in the income statement to the extent the hedge is effective; the remainder is recorded as other income in the income statement.

Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in profit or loss on disposal of the foreign operations.

Impairment of Financial Assets

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if:

— there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date ("a loss event");
— the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets and
— a reliable estimate of the loss amount can be made.

Impairment of Loans and Provision for Off-Balance Sheet Positions

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan's original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan's original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the income statement as a component of the provision for credit losses.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

Impairment of Financial Assets Classified as Available for Sale

For financial assets classified as AFS, management assesses at each balance sheet date whether there is objective evidence that an individual asset is impaired.

In the case of equity investments classified as AFS, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When an AFS debt security is impaired, subsequent measurement is on a fair value basis with changes reported in the income statement. When the fair value of the AFS debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in equity.

Reversals of impairment losses on equity investments classified as AFS are not reversed through the income statement; increases in their fair value after impairment are recognized in equity.

Derecognition of Financial Assets and Liabilities

Financial Asset Derecognition

A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.

The Group enters into transactions in which it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party in which the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

In transactions in which substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset, i.e. the practical ability to sell the transferred asset, is relinquished. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, such part must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically-identified cash flow.

Securitization

The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the "Derivatives and Hedge Accounting" section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.

Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as 'retained interests'). Provided the Group's retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available.

Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer.

Derecognition of Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Repurchase and Reverse Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.

The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.

The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively.

The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the income statement in net gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the balance sheet.

Fees received or paid are reported in interest income and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.

Offsetting Financial Instruments

Financial assets and liabilities are offset, with the net amount presented in the balance sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts, and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the balance sheet, the associated income and expense items will also be offset in the income statement, unless specifically prohibited by an applicable accounting standard.

Property and Equipment

Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment. Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 10 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.

Property and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset's revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

Properties leased under a finance lease are capitalized as assets in property and equipment and depreciated over the terms of the leases.

Investment Property

The Group generally uses the cost model for valuation of investment property, and the carrying value is included on the balance sheet in other assets. When the Group issues liabilities that are backed by investment property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. The Group engages, as appropriate, external real estate experts to determine the fair value of the investment property by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Goodwill and Other Intangible Assets

Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities, and represents the excess of the fair value of the purchase consideration and costs directly attributable to the acquisition over the net fair value of the Group's share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually, or more frequently if there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group's primary cash-generating units are:

- Global Markets and Corporate Finance (within the Corporate Banking & Securities corporate division);
- Global Transaction Banking;
- Asset Management and Private Wealth Management (within the Asset and Wealth Management corporate division);
- Private & Business Clients; and
- Corporate Investments.

In addition, for certain nonintegrated investments which are not allocated to the respective segments' primary cash-generating units, goodwill is tested individually for impairment on the level of each of these nonintegrated investments.

Goodwill on the acquisitions of associates and jointly controlled entities is included in the cost of the investments and the entire carrying amount of the equity method investment is reviewed for impairment annually, or more frequently if there is an indication that impairment may have occurred.

If goodwill has been allocated to a cash-generating unit and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 20 years on a straight-line basis based on their expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. The assets are tested for impairment and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life; these are primarily investment management agreements related to retail mutual funds. These indefinite life intangibles are not amortized but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group, and the cost can be measured reliably. Capitalized costs are depreciated using the straight-line method over a period of 1 to 3 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred.

On acquisition of insurance businesses, the excess of the purchase price over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is accounted for as an intangible asset. This intangible asset represents the present value of future cash flows over the reported liability at the date of acquisition. This is known as value of business acquired ("VOBA").

The VOBA is amortized at a rate determined by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the income statement.

Financial Guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other parties on behalf of customers to secure loans, overdrafts and other banking facilities.

The Group has chosen to apply the fair value option to certain written financial guarantees that are managed on a fair value basis. Financial guarantees that the Group has not designated at fair value are recognized initially in the financial statements at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management's determination of the best estimate.

Any increase in the liability relating to guarantees is recorded in the income statement in provision for credit losses.

Leasing Transactions

Lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group's balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale-Leaseback Arrangements

If a sale-leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount of the asset is not immediately recognized as income by a seller-lessee but is deferred and amortized over the lease term.

If a sale-leaseback transaction results in an operating lease, the timing of the profit recognition is a function of the difference between the sales price and fair value. When it is clear that the sales price is at fair value, the profit (the difference between the sales price and carrying value) is recognized immediately. If the sales price is below fair value, any profit or loss is recognized immediately, except that if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sales price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

Employee Benefits

Pension Benefits

The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement benefit plans accounted for as defined benefit plans. The assets of all the Group's defined contribution plans are held in independently-administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.

All retirement benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in shareholders' equity and presented in the Statement of Recognized Income and Expense in the period in which they occur. The Group's benefit plans are usually funded.

Other Post-Employment Benefits

In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in shareholders' equity and presented in the Statement of Recognized Income and Expense.

Share-Based Compensation

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (APIC). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid.

Obligations to Purchase Common Shares

Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as an obligation to purchase common shares.

The liabilities are accounted for on an accrual basis, and interest costs, which consist of time value of money and dividends, on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished and the charge to equity is reclassified to common shares in treasury.

Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are, in fact, dilutive.

Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. They are transactions in the Group's equity. All other derivative contracts in which Deutsche Bank shares are the underlying are recorded as financial assets/liabilities at fair value through profit or loss.

Income Taxes

The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions' tax laws. Current and deferred taxes are charged or credited to equity if the tax relates to items that are charged or credited directly to equity.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) the legally enforceable right to offset exists and (3) they are intended to be settled net or realized simultaneously.

Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.

Deferred tax related to fair value remeasurement of available for sale investments, cash flow hedges and other items, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement once the underlying gain or loss to which the deferred tax relates is realized.

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in equity. If the amount deductible, or expected to be deductible, for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group's income statement for the period.

The Group's insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on the policyholder's investment returns (policyholder tax). This tax is included in the Group's income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces/increases the Group's liability to the policyholder.

Provisions

Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (for example, because the obligation is covered by an insurance policy), an asset is recognized if it is virtually certain that reimbursement will be received.

Statement of Cash Flows

For purposes of the consolidated statement of cash flows, the Group's cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

The Group's assignment of cash flows to the operating, investing or financing category depends on the business model ("management approach"). For the Group the primary operating activity is to manage financial assets and financial liabilities. Therefore, the issuance and management of long-term borrowings is a core operating activity which is different than for a non-financial company, where borrowing is not a principal revenue producing activity and thus is part of the financing category.

The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset backed securities, which are designed and executed by CIB business lines and which are revenue generating activities and the other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.

Cash flows related to subordinated long-term debt and trust preferred securities are viewed differently than those related to senior long-term debt because they are managed as an integral part of the Group's capital, primarily to meet regulatory capital requirements. As a result they are not interchangeable with other operating liabilities, but can only be interchanged with equity and thus are considered part of the financing category.

The amounts shown in the statement of cash flows do not precisely match the movements in the balance sheet from one period to the next as they exclude non-cash items such as movements due to foreign exchange translation and movements due to changes in the group of consolidated companies.

Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value. This includes the effects of market movements and cash inflows and outflows. The movements in balances carried at fair value are usually presented in operating cash flows.

Insurance

The Group's insurance business issues two types of contracts:

Insurance Contracts – These are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. All insurance contract liabilities are measured under the provisions of U.S. GAAP for insurance contracts.

Non-Participating Investment Contracts ("Investment Contracts") – These contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.

Financial assets held to back annuity contracts have been classified as financial instruments available for sale. Financial assets held for other insurance and investment contracts have been designated as fair value through profit or loss under the fair value option.

Insurance Contracts

Premiums for single premium business are recognized as income when received. This is the date from which the policy is effective. For regular premium contracts, receivables are recognized at the date when payments are due. Premiums are shown before deduction of commissions. When policies lapse due to non-receipt of premiums, all related premium income accrued but not received from the date they are deemed to have lapsed, net of related expense, is offset against premiums.

Claims are recorded as an expense when they are incurred, and reflect the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.

The aggregate policy reserves for universal life insurance contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs and expense charges. For other unit-linked insurance contracts the policy reserve represents the fair value of the underlying assets.

For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in-force contracts and discounting them back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations (PADs). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.

Aggregate policy reserves include liabilities for certain options attached to the Group's unit-linked pension products. These liabilities are calculated based on contractual obligations using actuarial assumptions.

Liability adequacy tests are performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.

The costs directly attributable to the acquisition of incremental insurance and investment business are deferred to the extent that they are expected to be recoverable out of future margins in revenues on these contracts. These costs will be amortized systematically over a period no longer than that in which they are expected to be recovered out of these future margins.

Investment Contracts

All of the Group's investment contracts are unit-linked. These contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date. As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the income statement. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.

The financial assets for investment contracts are recorded at fair value with changes in fair value, and offsetting changes in the fair value of the corresponding financial liabilities, recorded in profit or loss.

Reinsurance

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis when material. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.

[2] Critical Accounting Estimates

Certain of the accounting policies described in Note [1] require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Group's financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following significant accounting policies that involve critical accounting estimates.

Fair Value Estimates

Certain of the Group's financial instruments are carried at fair value with changes in fair value recognized in the consolidated statement of income. This includes trading assets and liabilities and financial assets and liabilities designated at fair value through profit or loss. In addition, financial assets that are classified as available for sale are carried at fair value with the changes in fair value reported in a component of shareholders' equity. Derivatives held for non-trading purposes are carried at fair value with changes in value recognized through the consolidated income statement, except where they are in cash flow hedge accounting relationships when changes in fair value of the effective portion of the hedge are reflected directly in a component of shareholders' equity.

Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities. Private equity investments in which the Group does not have a controlling financial interest or significant influence, are also carried at fair value either as trading instruments, designated as at fair value through profit or loss or as available for sale instruments.

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale.

In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control framework and the standard monthly reporting cycle. The Group's specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data are obtained from infrequent market transactions extrapolation and interpolation techniques must be applied. In addition, where no market data are available parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions with appropriate adjustments to reflect the terms of the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument, management has to establish what point within the range of estimates best represents fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.

Methods of Determining Fair Value

A substantial percentage of the Group's financial assets and liabilities carried at fair value are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For example, observable prices or inputs are usually available for: liquid securities; exchange traded derivatives; over the counter (OTC) derivatives transacted in liquid trading markets such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies; and equity swap and option contracts on listed securities or indices. If observable prices or inputs are available, they are utilized in the determination of fair value and, as such, fair value can be determined without significant judgment. This includes instruments for which the fair value is derived from a valuation model that is standard across the industry and the inputs are directly observable. This is the case for many generic swap and option contracts.

In other markets or for certain instruments, observable prices or inputs are not available, and fair value is determined using valuation techniques appropriate for the particular instrument. For example, instruments subject to valuation techniques include: trading loans and other loans or loan commitments designated at fair value through profit or loss, under the fair value option; new, complex and long-dated OTC derivatives; transactions in immature or limited markets; distressed debt securities and loans; private equity securities and retained interests in securitizations of financial assets. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include industry standard models based on discounted cash flow analysis, which are dependent upon estimated future cash flows and the discount rate used. For more complex products, the valuation models include more complex modeling techniques, parameters and assumptions, such as volatility, correlation, prepayment speeds, default rates and loss severity. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques. Because the objective of using a valuation technique is to establish the price at which market participants would currently transact, the valuation techniques incorporate all factors that the Group believes market participants would consider in setting a transaction price.

Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spread valuation adjustments, liquidity, and credit risk (both counterparty credit risk in relation to financial assets and the Group's own credit risk in relation to financial liabilities which are at fair value through profit or loss).

The fair value of the Group's financial liabilities which are at fair value through profit or loss (e.g., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates the change in the Group's own credit risk of the financial liability. For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties' potential future exposure to us, taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the Group's own credit risk based on historic default levels. The change in the Group's own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date. The resulting fair value is an estimate of the price at which the specific liability would be exchanged at the measurement date with another market participant.

Under IFRS, if there are significant unobservable inputs used in the valuation technique as of the trade date the financial instrument is recognized at the transaction price and any trade date profit is deferred. Management judgment is required in determining whether there exist significant unobservable inputs in the valuation technique. Once deferred the decision to subsequently recognize the trade date profit requires a careful assessment of the then current facts and circumstances supporting observability of parameters and/or risk mitigation.

The Group has established internal control procedures over the valuation process to provide assurance over the appropriateness of the fair values applied. If fair value is determined by valuation models, the assumptions and techniques within the models are independently validated by a specialist group. Price and parameter inputs, assumptions and valuation adjustments are subject to verification and review processes. If the price and parameter inputs are observable, they are verified against independent sources.

If prices and parameter inputs or assumptions are not observable, the appropriateness of fair value is subject to additional procedures to assess its reasonableness. Such procedures include performing revaluations using independently generated models, assessing the valuations against appropriate proxy instruments, performing sensitivity analysis and extrapolation techniques, and considering other benchmarks. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of the way the market operates by calibrating the results of the valuation models against market transactions. These procedures require the application of management judgment.

Other valuation controls include review and analysis of daily profit and loss, validation of valuation through close out profit and loss and Value-at-Risk back-testing.

Fair Value Estimates Used in Disclosures

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). This disclosure is provided in Note [13]. The financial assets held at fair value categorized in level 3 were € 58.2 billion at December 31, 2009, compared to € 87.7 billion at December 31, 2008. The financial liabilities held at fair value categorized in level 3 were € 18.2 billion at December 31, 2009 and € 34.4 billion at December 31, 2008. Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.

In addition to the fair value hierarchy disclosure in Note [13] the Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.

For financial instruments measured at amortized cost (of which includes loans, deposits and short and long-term debt issued) the Group discloses the fair value. This disclosure is provided in Note [14]. Generally there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

Reclassification of Financial Assets

The Group classifies financial assets into the following categories: financial assets at fair value through profit or loss, financial assets available for sale ("AFS") or loans. The appropriate classification of financial assets is determined at the time of initial recognition. In addition, under the amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets" which were approved by the IASB and endorsed by the EU in October 2008, it is permissible to reclassify certain financial assets out of financial assets at fair value through profit or loss (trading assets) and the available for sale classifications into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no ability for subsequent reclassification back to the trading or available for sale classifications. Refer to Note [12] Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets" for further information on the assets reclassified by the Group.

Significant management judgment and assumptions are required to identify assets eligible under the amendments for which expected repayment exceeds estimated fair value. Significant management judgment and assumptions are also required to estimate the fair value of the assets identified (as described in "Fair Value Estimates") at the date of reclassification, which becomes the amortized cost base under the loan classification. The task facing management in both these matters can be particularly challenging in the highly volatile and uncertain economic and financial market conditions such as those which existed in the third and fourth quarters of 2008. The change of intent to hold for the foreseeable future is another matter requiring significant management judgment. The change in intent is not simply determined because of an absence of attractive prices nor is foreseeable future defined as the period until the return of attractive prices. Refer to Note [1] Significant Accounting Policies – Reclassification of Financial Assets for the Group's minimum guidelines for what constitutes foreseeable future.

Impairment of Loans and Provision for Off-Balance Sheet Positions

The accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical accounting estimate for the Corporate Banking & Securities and Private & Business Clients Corporate Divisions because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect the Group's results of operations.

In assessing assets for impairment, management judgment is required, particularly in circumstances of economic and financial uncertainty, such as those of the current financial crisis, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability.

The provision for credit losses totaled € 2,630 million, € 1,076 million and € 612 million for the years ended December 31, 2009, 2008 and 2007.

The determination of the impairment allowance required for loans which are deemed to be individually significant often requires the use of considerable management judgment concerning such matters as local economic conditions, the financial performance of the counterparty and the value of any collateral held, for which there may not be a readily accessible market. In certain situations, such as for certain leveraged loans, the Group may assess the enterprise value of the borrower to assess impairment. This requires use of considerable management judgment regarding timing of exit and the market value of the borrowing entity. The actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from the reported allowances.

The impairment allowance for portfolios of smaller-balance homogenous loans, such as those to individuals and small business customers of the private and retail business, and for those loans which are individually significant but for which no objective evidence of impairment exists, is determined on a collective basis. The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate numerous estimates and judgments. The Group performs a regular review of the models and underlying data and assumptions. The probability of defaults, loss recovery rates, and judgments concerning the ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, amongst other things, are all taken into account during this review. For further discussion of the methodologies used to determine the Group's allowance for credit losses, see Note [1]. Refer also to Note [18].

Impairment of Other Financial Assets

Equity method investments, and financial assets classified as available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these assets are impaired. If there is objective evidence of an impairment of an associate or jointly-controlled entity, an impairment test is performed by comparing the investments' recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. In the case of equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below cost. It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. In the case of debt securities classified as available for sale, impairment is assessed based on the same criteria as for loans. If information becomes available after the Group makes its evaluation, the Group may be required to recognize impairment in the future. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Group considers this to be a critical accounting estimate. The impairment reviews for equity method investments and financial assets available for sale resulted in net impairment charges of € 1,125 million in 2009, € 970 million in 2008 and € 286 million in 2007. For additional information on financial assets classified as available for sale, see Note [15] and for equity method investments, see Note [16].

Impairment of Non-financial Assets

Certain non-financial assets, including goodwill and other intangible assets, are subject to impairment review. The Group records impairment losses on assets in this category when the Group believes that their carrying value may not be recoverable. A reversal of an impairment loss (excluding goodwill) is recognized immediately.

Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The determination of the recoverable amount in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers this estimate to be critical. As of December 31, 2009 and 2008, goodwill had carrying amounts of € 7.4 billion and € 7.5 billion, respectively, and other intangible assets had carrying amounts of € 2.7 billion and € 2.3 billion, respectively. Evaluation of impairment of these assets is a significant estimate for multiple businesses.

In 2009, goodwill and other intangible assets impairment losses of € 157 million were recorded, of which € 151 million related to investments in Corporate Investments. In addition, € 291 million were recorded as reversals of impairment losses of other intangible assets in Asset and Wealth Management, which had been taken in the fourth quarter of 2008. In 2008, goodwill and other intangible assets impairment losses of € 586 million were recorded, of which € 580 million related to investments in Asset and Wealth Management. In 2007, goodwill and other intangible assets impairment losses were € 133 million, of which € 77 million were recognized in Asset and Wealth Management and € 54 million in Corporate Investments. For further discussion on goodwill and other intangible assets, see Note [23].

Deferred Tax Assets

The Group recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits or deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. In determining unrecognized deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to unrecognized deferred tax assets, including its assumptions about future profitability. As of December 31, 2009 and December 31, 2008 the amount of unrecognized deferred tax assets was € 1.3 billion and € 1.7 billion, respectively and the amount of recognized deferred tax assets was € 7.2 billion and € 8.5 billion, respectively.

The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change of the deferred tax asset. If the Group was not able to realize all or part of its net deferred tax assets in the future, an adjustment to its deferred tax assets would be charged to income tax expense or directly to equity in the period such determination was made. If the Group was to recognize previously unrecognized deferred tax assets in the future, an adjustment to its deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.

For further information on the Group's deferred taxes see Note [33].

Legal and Regulatory Contingencies and Tax Risks

The Group conducts its business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings and income tax provisions for uncertain tax positions may arise.

The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, "Provisions, Contingent Liabilities and Contingent Assets" and IAS 12, "Income Taxes". Significant judgment is required in making these estimates and the Group's final liabilities may ultimately be materially different.

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liability may ultimately be materially different. The Group's total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group's litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note [27] for information on the Group's judicial, regulatory and arbitration proceedings.

[3] Recently Adopted and New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2009 in the preparation of these consolidated financial statements.

IFRIC 9 and IAS 39

In March 2009, the IASB issued amendments to IFRIC 9, "Reassessment of Embedded Derivatives", and IAS 39, "Financial Instruments: Recognition and Measurement", entitled "Embedded Derivatives". The amendments require entities to assess whether they need to separate an embedded derivative from a hybrid financial instrument when financial assets are reclassified out of the fair value through profit or loss category. When the fair value of an embedded derivative that would be separated cannot be measured reliably, the reclassification of the hybrid financial asset out of the fair value through profit or loss category is not permitted. The amendments are effective for annual periods ending on or after June 30, 2009. The adoption of the amendments did not have a material impact on the Group's consolidated financial statements.

IFRS 7

In March 2009, the IASB issued amendments to IFRS 7, "Financial Instruments: Disclosures", entitled "Improving Disclosures about Financial Instruments". The amendments require disclosures of financial instruments measured at fair value to be based on a three-level fair value hierarchy that reflects the significance of the inputs in such fair value measurements. The amendments also require additional qualitative and quantitative disclosures of liquidity risk. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments only has a disclosure impact on the Group's consolidated financial statements.

Improvements to IFRS 2008

In May 2008, the IASB issued amendments to IFRS, which resulted from the IASB's annual improvements project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments did not have a material impact on the Group's consolidated financial statements.

IAS 1

In September 2007, the IASB issued a revised version of IAS 1, "Presentation of Financial Statements" ("IAS 1 R"). The revised standard sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. IAS 1 R is effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the IAS 1 R did only have a presentation impact on the Group's consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements will be relevant to the Group but were not effective as at December 31, 2009 and therefore have not been applied in preparing these financial statements.

IFRS 3 and IAS 27

In January 2008, the IASB issued a revised version of IFRS 3, "Business Combinations" ("IFRS 3 R"), and an amended version of IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27 R"). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for noncontrolling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any noncontrolling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together.

Improvements to IFRS 2009

In April 2009, the IASB issued amendments to IFRS, which resulted from the IASB's annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The adoption of the amendments is not expected to have a material impact on the Group's consolidated financial statements.

IAS 24

In November 2009, the IASB issued a revised version of IAS 24, "Related Party Disclosures" ("IAS 24 R"). IAS 24 R provides a partial exemption from the disclosure requirements for government-related entities and clarifies the definition of a related party. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IAS 24 R will have on its consolidated financial statements.

IFRS 9

In November 2009, the IASB issued IFRS 9, "Financial Instruments", as a first step in its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 introduces new requirements for how an entity should classify and measure financial assets that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity's business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is measured at amortized cost if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. If a financial asset does not meet the business model and contractual terms criteria to be measured at amortized cost, then it is subsequently measured at fair value. IFRS 9 also removes the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract with a financial asset host to be classified in its entirety at either amortized cost or fair value. IFRS 9 requires reclassifications when the entity's business model changes, which is expected to be an infrequent occurrence; in this case, the entity is required to reclassify affected financial assets prospectively. There is specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. In addition to assessing the instrument itself against the IFRS 9 classification criteria, management should also 'look through' to the underlying pool of instruments that generate cash flows to assess their characteristics. To qualify for amortized cost, the investment must have equal or lower credit risk than the weighted-average credit risk in the underlying pool of instruments, and those instruments must meet certain criteria. If a 'look through' is impracticable, the tranche must be classified at fair value through profit or loss. Under IFRS 9, all equity investments should be measured at fair value. However, management has an option to present directly in equity unrealized and realized fair value gains and losses on equity investments that are not held for trading. Such designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable. There is no subsequent recycling of fair value gains and losses to profit or loss; however, dividends from such investments will continue to be recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 should be applied retrospectively; however, if adopted before January 1, 2012, comparative periods do not need to be restated. In addition, entities adopting before January 1, 2011 are allowed to designate any date between the date of issuance of IFRS 9 and January 1, 2011, as the date of initial application that will be the date upon which the classification of financial assets will be determined. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

[4] Business Segments and Related Information

The following segment information has been prepared in accordance with the "management approach", which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.

Business Segments

The following business segments represent the Group's organizational structure as reflected in its internal management reporting systems.

The Group is organized into three group divisions, which are further subdivided into corporate divisions. As of December 31, 2009, the group divisions and corporate divisions were as follows:

The Corporate and Investment Bank (CIB), which combines the Group's corporate banking and securities activities (including sales and trading and corporate finance activities) with the Group's transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multi-national corporations, banks and sovereign organizations. Within CIB, the Group manages these activities in two global corporate divisions: Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB).

- CB&S is made up of the Global Markets and Corporate Finance business divisions. These businesses offer financial products worldwide, ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.
- GTB is primarily engaged in the gathering, transferring, safeguarding and controlling of assets for its clients throughout the world. It provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies.

Private Clients and Asset Management (PCAM), which combines the Group's asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global corporate divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

- AWM is composed of the business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of high net worth clients, their families and selected institutions.
- PBC serves retail and affluent clients as well as small corporate customers with a full range of retail banking products.

Corporate Investments (CI), which manages certain alternative assets of the Group and other debt and equity positions.

Changes in the composition of segments can arise from either changes in management responsibility, or from acquisitions and divestitures.

The following describes changes in management responsibilities with a significant impact on segmental reporting during 2009:

— On April 1, 2009, management responsibility for The Cosmopolitan Resort and Casino property changed from the corporate division CB&S to the corporate division CI.
— During the first quarter 2009, management responsibility for certain assets changed from the corporate division AWM to the corporate division CI. These assets included Maher Terminals, a consolidated infrastructure investment, and RREEF Global Opportunity Fund III, a consolidated real estate investment fund.

The following describes acquisitions and divestitures which had a significant impact on the Group's segment operations:

— In November 2009, the Group completed the acquisition of Dresdner Bank's Global Agency Securities Lending business from Commerzbank AG. The business is included in the corporate division GTB.
— On February 25, 2009, the Group completed the acquisition of a minority stake in Deutsche Postbank AG, one of Germany's major financial services providers. As of that date, the Group also entered into a mandatorily-exchangeable bond as well as options to increase its stake in the future. All components of the transaction are included in the corporate division CI.
— In December 2008, RREEF Alternative Investments acquired a significant minority interest in Rosen Real Estate Securities LLC (RRES), a long/short real estate investment advisor. The investment is included in the corporate division AWM.
— In November 2008, the Group acquired a 40 % stake in UFG Invest, the Russian investment management company of UFG Asset Management, with an option to become a 100 % owner in the future. The business is branded Deutsche UFG Capital Management. The investment is included in the corporate division AWM.
— In October 2008, the Group completed the acquisition of the operating platform of Pago eTransaction GmbH into the Deutsche Card Services GmbH, based in Germany. The investment is included in the corporate division GTB.
— In June 2008, the Group consolidated Maher Terminals LLC and Maher Terminals of Canada Corp, collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. RREEF Infrastructure acquired all third party investors' interests in the North America Infrastructure Fund, whose sole underlying investment was Maher Terminals. The investment is included in the corporate division CI.
— In June 2008, the Group sold DWS Investments Schweiz AG, comprising the Swiss fund administration business of the corporate division AWM, to State Street Bank.
— Effective June 2008, the Group sold its Italian life insurance company DWS Vita S.p.A. to Zurich Financial Services Group. The business was included in the corporate division AWM.

- Effective March 2008, the Group completed the acquisition of a 60 % interest in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm. The investment is included in the corporate division AWM.
- In February 2008, the 50 % interest in the management company of the Australia based DEXUS Property Group was sold by RREEF Alternative Investments to DEXUS' unitholders. The investment was included in the corporate division AWM.
- In January 2008, the Group acquired HedgeWorks LLC, a hedge fund administrator based in the United States. The investment is included in the corporate division GTB.
- In January 2008, the Group increased its stake in Harvest Fund Management Company Limited to 30 %. Harvest is a mutual fund manager in China. The investment is included in the corporate division AWM.
- In October 2007, the Group acquired Abbey Life Assurance Company Limited, a U.K. company that consists primarily of unit-linked life and pension policies and annuities. The business is included in the corporate division CB&S.
- In July 2007, AM completed the sale of its local Italian mutual fund business and established long-term distribution arrangements with the Group's strategic partner, Anima S.G.R.p.A. The business was included in the corporate division AWM.
- In July 2007, RREEF Private Equity acquired a significant stake in Aldus Equity, an alternative asset management and advisory boutique, which specializes in customized private equity investing for institutional and high net worth investors. The business is included in the corporate division AWM.
- In July 2007, the Group announced the completion of the acquisition of the institutional cross-border custody business of Türkiye Garanti Bankasi A. Ş. The business is included in the corporate division GTB.
- In July 2007, RREEF Infrastructure completed the acquisition of Maher Terminals. After a partial sale into the fund for which it was acquired, Maher Terminals was deconsolidated in October 2007.
- In June 2007, the Group completed the sale of the Australian Asset Management domestic manufacturing operations to Aberdeen Asset Management. The business was included in the corporate division AWM.
- In January 2007, the Group sold the second tranche (41 %) of PBC's Italian BankAmericard processing activities to Istituto Centrale delle Banche Popolari Italiane ("ICBPI"), the central body of Italian cooperative banks. The business was included in the corporate division PBC.
- In January 2007, the Group completed the acquisition of MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) in the United States. The business is included in the corporate division CB&S.
- In January 2007, the Group completed the acquisition of Berliner Bank, which is included in the corporate division PBC. The acquisition expands the Group's market share in the retail banking sector of the German capital.

Measurement of Segment Profit or Loss

Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the "Reconciliation of Segmental Results of Operations to Consolidated Results of Operations" section of this note. The information provided about each segment is based on the internal reports about segment profit or loss, assets and other information which are regularly reviewed by the chief operating decision-maker.

Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are rarely used and represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (for example, for certain financial instruments in the Group's treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to minority interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Minority interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in Consolidation & Adjustments, or C&A) and a component of net income appropriation under IFRS.

Revenues from transactions between the business segments are allocated on a mutually-agreed basis. Internal service providers, which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon "price per unit", "fixed price" or "agreed percentages". Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow a "matched transfer pricing concept" in which the Group's external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. Therefore, to create comparability with those competitors who have legally independent units with their own equity funding, the Group allocates the net notional interest credit on its consolidated capital (after deduction of certain related charges such as hedging of net investments in certain foreign operations) to the business segments, in proportion to each business segment's allocated average active equity.

The Group reviewed its internal funding systems as a reaction to the significant changes of funding costs during the financial crisis, and adopted in 2009 a refinement of internal funding rates used to more adequately reflect risk of certain assets and the value of liquidity provided by unsecured funding sources.

The financial impact on the business segments for 2009 was as follows:

— GTB (€ 160 million), AWM (€ 32 million) and PBC (€ 4 million) received additional funding benefit.
— CB&S (€ 167 million) and CI (€ 30 million) received additional funding costs.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. These measures include:

— Average Active Equity: The Group calculates active equity to facilitate comparison to its peers. The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in IFRS and therefore the Group's ratios based on average active equity should not be compared to other companies' ratios without considering the differences in the calculation. The items for which the average shareholders' equity is adjusted are average unrealized net gains (losses) on assets available for sale and average fair value adjustments on cash flow hedges (both components net of applicable taxes) as well as average dividends, for which a proposal is accrued on a quarterly basis and payments occur once a year following the approval by the Annual General Meeting. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate. The Group's average active equity is allocated to the business segments and to C&A in proportion to their economic risk exposures, which consist of economic capital, goodwill and unamortized other intangible assets. The total amount allocated is the higher of the Group's overall economic risk exposure or regulatory capital demand. In 2007 and 2008, this demand for regulatory capital was derived by assuming a Tier 1 ratio of 8.5 %. In 2009, the Group derived its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0 %. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to C&A.
— Return on Average Active Equity in % is defined as income before income taxes less minority interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2009, 2008 and 2007, respectively. The presentation of revenues and noninterest expenses in prior periods has been adjusted for changes in accounting policy relating to premiums paid for financial guarantees and certain clearing and settlement fees, in accordance with Note [1].

2009	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting[5]
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues[1]	**16,197**	**2,606**	**18,804**	**2,688**	**5,576**	**8,264**	**1,044**	**28,112**
Provision for credit losses	**1,789**	**27**	**1,816**	**17**	**790**	**806**	**8**	**2,630**
Total noninterest expenses	**10,874**	**1,804**	**12,678**	**2,476**	**4,328**	**6,804**	**581**	**20,063**
therein:								
Depreciation, depletion and amortization	71	5	76	18	69	87	8	171
Severance payments	138	7	145	106	192	297	0	442
Policyholder benefits and claims	541	–	541	0	–	0	–	541
Impairment of intangible assets	5	–	5	(291)	–	(291)	151	(134)
Restructuring activities	–	–	–	–	–	–	–	–
Minority interest	**(2)**	**–**	**(2)**	**(7)**	**0**	**(7)**	**(1)**	**(10)**
Income (loss) before income taxes	**3,537**	**776**	**4,312**	**202**	**458**	**660**	**456**	**5,428**
Cost/income ratio	67 %	69 %	67 %	92 %	78 %	82 %	56 %	71 %
Assets[2, 3]	1,308,220	47,416	1,343,824	43,761	131,013	174,738	28,456	1,491,108
Expenditures for additions to long-lived assets	73	17	89	56	42	98	395	583
Risk-weighted assets	188,116	15,846	203,962	12,201	36,872	49,073	16,935	269,969
Average active equity[4]	17,881	1,160	19,041	4,791	3,617	8,408	4,323	31,772
Pre-tax return on average active equity	20 %	67 %	23 %	4 %	13 %	8 %	11 %	17 %
1 Includes:								
Net interest income	7,480	1,037	8,516	381	3,493	3,874	(108)	12,283
Net revenues from external customers	17,000	2,127	19,127	2,528	5,372	7,900	1,053	28,079
Net intersegment revenues	(802)	479	(323)	160	204	364	(9)	33
Net income (loss) from equity method investments	(77)	1	(76)	(14)	1	(12)	155	67
2 Includes:								
Equity method investments	1,543	40	1,584	202	42	244	5,911	7,739

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

5 Includes a gain from the sale of industrial holdings (Daimler AG) of € 236 million, a reversal of impairment of intangible assets (Asset Management) of € 291 million (the related impairment had been recorded in 2008), an impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million which are excluded from the Group's target definition.

2008 in € m. (unless stated otherwise)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting[5]
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**428**	**2,774**	**3,201**	**3,264**	**5,777**	**9,041**	**1,290**	**13,532**
Provision for credit losses	**402**	**5**	**408**	**15**	**653**	**668**	**(1)**	**1,075**
Total noninterest expenses	**8,550**	**1,663**	**10,213**	**3,794**	**4,178**	**7,972**	**95**	**18,279**
therein:								
Depreciation, depletion and amortization	53	6	57	17	77	93	8	158
Severance payments	334	3	337	29	84	113	0	450
Policyholder benefits and claims	(273)	–	(273)	18	–	18	–	(256)
Impairment of intangible assets	5	–	5	580	–	580	–	585
Restructuring activities	–	–	–	–	–	–	–	–
Minority interest	**(48)**	**–**	**(48)**	**(20)**	**0**	**(20)**	**2**	**(66)**
Income (loss) before income taxes	**(8,476)**	**1,106**	**(7,371)**	**(525)**	**945**	**420**	**1,194**	**(5,756)**
Cost/income ratio	N/M	60 %	N/M	116 %	72 %	88 %	7 %	135 %
Assets[2, 3]	2,011,983	49,487	2,047,181	50,473	138,350	188,785	18,297	2,189,313
Expenditures for additions to long-lived assets	1,167	38	1,205	13	56	70	0	1,275
Risk-weighted assets	234,344	15,400	249,744	16,051	37,482	53,533	2,677	305,953
Average active equity[4]	19,181	1,081	20,262	4,870	3,445	8,315	403	28,979
Pre-tax return on average active equity	(44) %	102 %	(36) %	(11) %	27 %	5 %	N/M	(20) %
1 Includes:								
Net interest income	7,683	1,157	8,840	496	3,249	3,746	7	12,592
Net revenues from external customers	546	2,814	3,359	3,418	5,463	8,881	1,259	13,499
Net intersegment revenues	(118)	(40)	(158)	(154)	314	160	31	33
Net income (loss) from equity method investments	(110)	2	(108)	87	2	88	62	42
2 Includes:								
Equity method investments	1,687	40	1,727	321	44	365	71	2,163

N/M – Not meaningful

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

5 Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million, a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million and an impairment of intangible assets (Asset Management) of € 572 million, which are excluded from the Group's target definition.

2007 in € m. (unless stated otherwise)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting[5]
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**16,591**	**2,585**	**19,176**	**4,374**	**5,755**	**10,129**	**1,517**	**30,822**
Provision for credit losses	**102**	**7**	**109**	**1**	**501**	**501**	**3**	**613**
Total noninterest expenses	**12,253**	**1,633**	**13,886**	**3,453**	**4,108**	**7,560**	**220**	**21,667**
therein:								
Depreciation, depletion and amortization	52	8	57	20	82	102	17	176
Severance payments	100	7	107	28	27	55	0	162
Policyholder benefits and claims	116	–	116	73	–	73	–	188
Impairment of intangible assets	–	–	–	74	–	74	54	128
Restructuring activities	(4)	(1)	(4)	(8)	(1)	(9)	(0)	(13)
Minority interest	**34**	**–**	**34**	**7**	**0**	**8**	**(5)**	**37**
Income (loss) before income taxes	**4,202**	**945**	**5,147**	**913**	**1,146**	**2,059**	**1,299**	**8,505**
Cost/income ratio	74 %	63 %	72 %	79 %	71 %	75 %	15 %	70 %
Assets[2, 3]	1,785,876	32,117	1,800,027	39,180	117,809	156,767	13,005	1,916,304
Expenditures for additions to long-lived assets	351	87	438	2	62	65	0	503
Risk-weighted assets	218,663	18,363	237,026	15,864	69,722	85,586	4,891	327,503
Average active equity[4]	19,619	1,095	20,714	5,109	3,430	8,539	473	29,725
Pre-tax return on average active equity	21 %	86 %	25 %	18 %	33 %	24 %	N/M	29 %
1 Includes:								
Net interest income	4,362	1,106	5,467	165	3,083	3,248	(5)	8,710
Net revenues from external customers	16,775	2,498	19,273	4,615	5,408	10,023	1,492	30,788
Net intersegment revenues	(184)	87	(97)	(241)	347	106	25	34
Net income (loss) from equity method investments	72	1	74	142	3	145	197	416
2 Includes:								
Equity method investments	2,430	39	2,469	560	45	605	221	3,295

N/M – Not meaningful

3 The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4 For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

5 Includes gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million, a gain from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million and an impairment of intangible assets (Asset Management) of € 74 million, which are excluded from the Group's target definition.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

The following table presents a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, respectively.

			2009			2008			2007
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	28,112	(159)	27,952	13,532	82	13,613	30,822	7	30,829
Provision for credit losses	2,630	(0)	2,630	1,075	1	1,076	613	(1)	612
Noninterest expenses	20,063	57	20,120	18,279	(0)	18,278	21,667	(199)	21,468
Minority interest	(10)	10	–	(66)	66	–	37	(37)	–
Income (loss) before income taxes	**5,428**	**(226)**	**5,202**	**(5,756)**	**15**	**(5,741)**	**8,505**	**243**	**8,749**
Assets	1,491,108	9,556	1,500,664	2,189,313	13,110	2,202,423	1,916,304	8,699	1,925,003
Risk-weighted assets	269,969	3,507	273,476	305,953	1,779	307,732	327,503	1,315	328,818
Average active equity	31,772	2,840	34,613	28,979	3,100	32,079	29,725	368	30,093

1 Net interest income and noninterest income.

In 2009, loss before income taxes in C&A was € 226 million. Noninterest expenses included charges related to litigation provisions and other items outside the management responsibility of the business segments. Partly offsetting were value-added tax benefits. The main adjustments to net revenues in C&A in 2009 were:

— Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS. These adjustments, which decreased net revenues by approximately € 535 million, relate to economically hedged short-term positions as well as economically hedged debt issuance trades and were mainly driven by movements in short-term interest rates in both euro and U.S. dollar.

— Hedging of net investments in certain foreign operations decreased net revenues by approximately € 225 million.

— Derivative contracts used to hedge effects on shareholders' equity, resulting from obligations under share-based compensation plans, resulted in an increase of approximately € 460 million.

— The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on nondivisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

In 2008, income before income taxes in C&A was € 15 million. Noninterest expenses included charges related to litigation provisions offset by value-added tax benefits. The main adjustments to net revenues in C&A in 2008 were:

- Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS. These adjustments, which increased net revenues by approximately € 450 million, relate to economically hedged short-term positions and were driven by the significant volatility and overall decline of short-term interest rates.
- Hedging of net investments in certain foreign operations decreased net revenues by approximately € 160 million.
- Trading results from the Group's own shares and certain derivatives indexed to own shares are reflected in CB&S. The elimination of such results under IFRS resulted in an increase of approximately € 80 million.
- Decreases related to the elimination of intra-Group rental income were € 37 million.
- The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on nondivisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

In 2007, income before income taxes in C&A was € 243 million. Noninterest expenses benefited primarily from a recovery of value-added tax paid in prior years, based on a refined methodology which was agreed with the tax authorities, and reimbursements associated with several litigation cases. The main adjustments to net revenues in C&A in 2007 were:

- Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS decreased net revenues by approximately € 100 million.
- Trading results from the Group's own shares are reflected in CB&S. The elimination of such results under IFRS resulted in an increase of approximately € 30 million.
- Decreases related to the elimination of intra-Group rental income were € 39 million.
- Net interest income related to tax refunds and accruals increased net revenues by € 69 million.
- The remainder of net revenues was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for nondivisionalized assets/liabilities and results from hedging the net investments in certain foreign operations.

Assets and risk-weighted assets in C&A reflect corporate assets, such as deferred tax assets and central clearing accounts, outside of the management responsibility of the business segments.

Average active equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in the "Measurement of Segment Profit or Loss" section of this Note.

Entity-Wide Disclosures

The following tables present the net revenue components of the CIB and PCAM Group Divisions, for the years ended December 31, 2009, 2008 and 2007, respectively.

	Corporate and Investment Bank		
in € m.	2009	2008	2007
Sales & Trading (equity)	2,734	(631)	4,612
Sales & Trading (debt and other products)	9,795	116	8,401
Total Sales & Trading	**12,529**	**(514)**	**13,013**
Origination (equity)	663	334	860
Origination (debt)	1,132	(713)	714
Total origination	**1,795**	**(379)**	**1,573**
Advisory	402	589	1,089
Loan products	1,623	1,393	1,067
Transaction services	2,606	2,774	2,585
Other products	(151)	(661)	(151)
Total	**18,804**	**3,201**	**19,176**

	Private Clients and Asset Management		
in € m.	2009	2008	2007
Portfolio/fund management	2,033	2,457	3,017
Brokerage	1,456	1,891	2,172
Loan/deposit	3,531	3,251	3,154
Payments, account & remaining financial services	1,005	1,066	1,030
Other products	239	376	756
Total	**8,264**	**9,041**	**10,129**

The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2009, 2008 and 2007, respectively. The information presented for CIB and PCAM has been classified based primarily on the location of the Group's office in which the revenues are recorded. The information for CI and C&A is presented on a global level only, as management responsibility for these areas is held centrally.

in € m.	2009	2008	2007
Germany:			
CIB	2,353	2,997	3,012
PCAM	4,769	5,208	5,514
Total Germany	**7,122**	**8,205**	**8,525**
Europe, Middle East and Africa:			
CIB	8,483	(629)	7,713
PCAM	2,482	2,391	2,816
Total Europe, Middle East and Africa[1]	**10,964**	**1,762**	**10,530**
Americas (primarily United States):			
CIB	5,295	(838)	4,628
PCAM	724	971	1,331
Total Americas	**6,020**	**133**	**5,959**
Asia/Pacific:			
CIB	2,672	1,671	3,823
PCAM	289	471	468
Total Asia/Pacific	**2,961**	**2,142**	**4,291**
CI	1,044	1,290	1,517
Consolidation & Adjustments	(159)	82	7
Consolidated net revenues[2]	**27,952**	**13,613**	**30,829**

1 For the years ended December 31, 2009 and 2007, respectively, the United Kingdom accounted for roughly 60 % of these revenues. The United Kingdom reported negative revenues for the year ended December 31, 2008.

2 Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on the Group's books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group's personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement

[5] Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

The following are the components of interest and similar income and interest expense.

in € m.	2009	2008	2007
Interest and similar income:			
Interest-earning deposits with banks	633	1,313	1,384
Central bank funds sold and securities purchased under resale agreements	320	964	1,090
Securities borrowed	67	1,011	3,784
Financial assets at fair value through profit or loss	13,634	34,938	42,920
Interest income on financial assets available for sale	496	1,260	1,596
Dividend income on financial assets available for sale	91	312	200
Loans	10,555	12,269	10,901
Other	1,157	2,482	2,800
Total interest and similar income	**26,953**	**54,549**	**64,675**
Interest expense:			
Interest-bearing deposits	5,119	13,015	17,371
Central bank funds purchased and securities sold under repurchase agreements	280	4,425	6,869
Securities loaned	269	304	996
Financial liabilities at fair value through profit or loss	4,503	14,811	20,989
Other short-term borrowings	798	1,905	2,665
Long-term debt	2,612	5,273	4,912
Trust preferred securities	680	571	339
Other	233	1,792	1,685
Total interest expense	**14,494**	**42,096**	**55,826**
Net interest income	**12,459**	**12,453**	**8,849**

Interest income recorded on impaired financial assets was € 133 million, € 65 million and € 57 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The following are the components of net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.	2009	2008	2007
Trading income:			
Sales & Trading (equity)	2,148	(9,615)	3,797
Sales & Trading (debt and other products)	5,668	(25,369)	(427)
Total Sales & Trading	7,816	(34,984)	3,370
Other trading income	(2,182)	1,155	548
Total trading income	**5,634**	**(33,829)**	**3,918**
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:			
Breakdown by financial asset/liability category:			
Securities purchased/sold under resale/repurchase agreements	(73)	–	(41)
Securities borrowed/loaned	(2)	(4)	33
Loans and loan commitments	3,929	(4,016)	(570)
Deposits	(162)	139	10
Long-term debt[1]	(2,550)	28,630	3,782
Other financial assets/liabilities designated at fair value through profit or loss	333	(912)	43
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	**1,475**	**23,837**	**3,257**
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	**7,109**	**(9,992)**	**7,175**

1 Includes € 176 million, € 17.9 billion and € 3.5 billion from securitization structures for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively. Fair value movements on related instruments of € (49) million, € (20.1) billion and € (4.4) billion for December 31, 2009, December 31, 2008 and December 31, 2007, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group's share of the losses in these consolidated securitization structures.

Combined Overview

The Group's trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group's trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused presentation, the Group combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank.

The following table presents data relating to the Group's combined net interest and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and, for the Corporate and Investment Bank, by product, for the years ended December 31, 2009, 2008 and 2007, respectively.

in € m.	2009	2008	2007
Net interest income	12,459	12,453	8,849
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	(9,992)	7,175
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**19,568**	**2,461**	**16,024**
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Group Division/CIB product:			
Sales & Trading (equity)	2,047	(1,895)	3,117
Sales & Trading (debt and other products)	9,735	317	7,483
Total Sales & Trading	11,782	(1,578)	10,600
Loan products[1]	767	1,014	499
Transaction services	1,177	1,358	1,297
Remaining products[2]	239	(1,821)	(118)
Total Corporate and Investment Bank	13,966	(1,027)	12,278
Private Clients and Asset Management	4,160	3,871	3,529
Corporate Investments	793	(172)	157
Consolidation & Adjustments	649	(211)	61
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	**19,568**	**2,461**	**16,024**

1 Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
2 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

[6] Commissions and Fee Income

The following are the components of commission and fee income and expense.

in € m.	2009	2008	2007
Commission and fee income and expense:			
Commission and fee income	11,377	12,449	15,199
Commission and fee expense	2,466	2,708	2,917
Net commissions and fee income	**8,911**	**9,741**	**12,282**

in € m.	2009	2008	2007
Net commissions and fee income:			
Net commissions and fees from fiduciary activities	2,925	3,414	3,965
Net commissions, brokers' fees, mark-ups on securities underwriting and other securities activities	3,449	3,790	5,490
Net fees for other customer services	2,537	2,537	2,827
Net commissions and fee income	**8,911**	**9,741**	**12,282**

[7] Net Gains (Losses) on Financial Assets Available for Sale

The following are the components of net gains (losses) on financial assets available for sale.

in € m.	2009	2008	2007
Net gains (losses) on financial assets available for sale:			
Net gains (losses) on debt securities:	37	(534)	(192)
Net gains (losses) from disposal	119	17	8
Impairments	(82)	(551)	(200)
Net gains (losses) on equity securities:	(295)	1,156	944
Net gains (losses) from disposal	443	1,428	1,004
Impairments	(738)	(272)	(60)
Net gains (losses) on loans:	(56)	(63)	(12)
Net gains (losses) from disposal	9	(12)	(8)
Impairments	(81)	(52)	(4)
Reversal of impairments	16	1	–
Net gains (losses) on other equity interests:	(89)	107	53
Net gains (losses) from disposal	–	108	60
Impairments	(89)	(1)	(7)
Total net gains (losses) on financial assets available for sale	**(403)**	**666**	**793**

[8] Other Income

The following are the components of other income.

in € m.	2009	2008	2007
Other income:			
Net income (loss) from investment properties	(117)	8	29
Net gains (losses) on disposal of investment properties	(2)	–	8
Net gains (losses) on disposal of consolidated subsidiaries	61	85	321
Net gains (losses) on disposal of loans	2	50	44
Insurance premiums[1]	129	308	134
Remaining other income[2]	(256)	248	841
Total other income	**(183)**	**699**	**1,377**

1 Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.

2 The decrease from 2008 to 2009 in remaining other income was primarily driven by an impairment charge of € 575 million on The Cosmopolitan Resort and Casino property recorded in 2009. The decrease from 2007 to 2008 was primarily driven by the non-recurrence of gains of € 317 million from the sale/leaseback of the Group's 60 Wall Street premises in New York and € 148 million other income from consolidated investments recorded in 2007.

[9] General and Administrative Expenses

The following are the components of general and administrative expenses.

in € m.	2009	2008	2007
General and administrative expenses:			
IT costs	1,759	1,818	1,863
Occupancy, furniture and equipment expenses	1,457	1,434	1,347
Professional service fees	1,088	1,164	1,257
Communication and data services	672	698	678
Travel and representation expenses	408	504	554
Payment, clearing and custodian services	406	415	436
Marketing expenses	278	373	411
Other expenses	2,334	1,933	1,492
Total general and administrative expenses	**8,402**	**8,339**	**8,038**

Other expenses include, among other items, regulatory and insurance related costs, other taxes, operational losses and other non-compensation staff related expenses. The increase in other expenses was mainly driven by charges of € 316 million from a legal settlement with Huntsman Corp. and of € 200 million related to the Group's offer to repurchase certain products from private investors.

[10] Earnings per Common Share

Basic earnings per common share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

In December 2008, the Group decided to amend existing forward purchase contracts covering 33.6 million Deutsche Bank common shares from physical to net-cash settlement and these instruments are no longer included in the computation of basic and diluted earnings per share.

The following table presents the computation of basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007, respectively.

in € m.	2009	2008	2007
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	4,973	(3,835)	6,474
Effect of dilutive securities:			
Forwards and options	–	–	–
Convertible debt	2	(1)	–
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	4,975	(3,836)	6,474
Number of shares in m.			
Weighted-average shares outstanding – denominator for basic earnings per share	628.1	504.1	474.2
Effect of dilutive securities:			
Forwards	0.0	0.0	0.3
Employee stock compensation options	0.1	0.0	1.8
Convertible debt	0.7	0.1	0.7
Deferred shares	26.4	0.0	18.6
Other (including trading options)	0.1	0.0	0.5
Dilutive potential common shares	27.3	0.1	21.9
Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	655.4	504.2	496.1

in €	2009	2008	2007
Basic earnings per share	7.92	(7.61)	13.65
Diluted earnings per share	7.59	(7.61)	13.05

Due to the net loss situation, potentially dilutive instruments were generally not considered for the calculation of diluted earnings per share for the year ended December 31, 2008, because to do so would have been anti-dilutive. Under a net income situation however, the number of adjusted weighted-average shares after assumed conversions for the year ended December 31, 2008 would have increased by 31.2 million shares.

As of December 31, 2009, 2008 and 2007, the following instruments were outstanding and were not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

Number of shares in m.	2009	2008	2007
Forward purchase contracts	0.0	0.0	39.4
Put options sold	0.0	0.1	0.2
Call options sold	0.0	0.3	0.7
Employee stock compensation options	0.3	1.8	0.1
Deferred shares	0.0	26.9	0.6

Notes to the Consolidated Balance Sheet

[11] Financial Assets/Liabilities at Fair Value through Profit or Loss

The following are the components of financial assets and liabilities at fair value through profit or loss.

in € m.	Dec 31, 2009	Dec 31, 2008
Trading assets:		
Trading securities	206,710	204,994
Other trading assets[1]	28,200	42,468
Total trading assets	**234,910**	**247,462**
Positive market values from derivative financial instruments	**596,410**	**1,224,493**
Financial assets designated at fair value through profit or loss:		
Securities purchased under resale agreements	89,977	94,726
Securities borrowed	19,987	29,079
Loans	12,964	18,739
Other financial assets designated at fair value through profit or loss	11,072	9,312
Total financial assets designated at fair value through profit or loss	**134,000**	**151,856**
Total financial assets at fair value through profit or loss	**965,320**	**1,623,811**

1 Includes traded loans of € 21,847 million and € 31,421 million at December 31, 2009 and 2008 respectively.

in € m.	Dec 31, 2009	Dec 31, 2008
Trading liabilities:		
Trading securities	62,402	56,967
Other trading liabilities	2,099	11,201
Total trading liabilities	**64,501**	**68,168**
Negative market values from derivative financial instruments	**576,973**	**1,181,617**
Financial liabilities designated at fair value through profit or loss:		
Securities sold under repurchase agreements	52,795	52,633
Loan commitments	447	2,352
Long-term debt	15,395	18,439
Other financial liabilities designated at fair value through profit or loss	4,885	4,579
Total financial liabilities designated at fair value through profit or loss	**73,522**	**78,003**
Investment contract liabilities[1]	7,278	5,977
Total financial liabilities at fair value through profit or loss	**722,274**	**1,333,765**

1 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [39] for more detail on these contracts.

Loans and Loan Commitments designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group's maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 123 billion and € 143 billion as of December 31, 2009, and 2008, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments.

The credit risk on the securities purchased under resale agreements and securities borrowed designated under the fair value option was € 110.0 billion and € 123.8 billion at December 31, 2009 and December 31, 2008 respectively, this credit risk is mitigated by the holding of collateral. The valuation of these instruments takes into account the credit enhancement in the form of the collateral received. As such there is no material movement during the year or cumulatively due to movements in counterparty credit risk on these instruments. The credit risk on the loans designated under the fair value option of € 13.0 billion and € 18.7 billion as of December 31, 2009 and 2008, respectively, is mitigated in a number of ways. The majority of the drawn loan balance is mitigated through the purchase of credit default swaps, the remainder is mitigated by the holding of collateral.

The valuation of collateralized loans takes into account the credit enhancement received. Where the instruments are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk, rather the fair value movement of the instruments is due to market risk movements in the value of the collateral and interest rates.

Of the total drawn and undrawn lending facilities designated at fair value, the Group managed counterparty credit risk by purchasing credit default swap protection on facilities with a notional value of € 48.9 billion and € 50.5 billion as of December 31, 2009, and 2008, respectively. The notional value of credit derivatives used to mitigate the exposure to credit risk on drawn loans and undrawn irrevocable loan commitments designated at fair value was € 32.7 billion and € 36.5 billion as of December 31, 2009, and 2008, respectively.

The changes in fair value attributable to movements in counterparty credit risk are detailed in the table below.

	Dec 31, 2009		Dec 31, 2008	
in € m.	Loans	Loan commitments	Loans	Loan commitments
Changes in fair value of loans and loan commitments due to credit risk				
Cumulative change in the fair value	28	(24)	(870)	(2,731)
Annual change in the fair value in 2009/2008	938	1,565	(815)	(2,558)
Changes in fair value of credit derivatives used to mitigate credit risk				
Cumulative change in the fair value	(47)	(51)	844	2,674
Annual change in the fair value in 2009/2008	(1,250)	(1,355)	784	2,482

The change in fair value of the loans and loan commitments attributable to movements in the counterparty's credit risk is determined as the amount of change in its fair value that is not attributable to changes in market conditions that give rise to market risk. For collateralized loans, including securities purchased under resale agreements and securities borrowed, the collateral received acts to mitigate the counterparty credit risk. The fair value movement due to counterparty credit risk on securities purchased under resale agreements was not material due to the credit enhancement received.

Financial Liabilities designated at Fair Value through Profit or Loss

The fair value of a financial liability incorporates the credit risk of that financial liability. The changes in fair value of financial liabilities designated at fair value through profit or loss in issue at the year-end attributable to movements in the Group's credit risk are detailed in the table below. The changes in the fair value of financial liabilities designated at fair value through profit or loss issued by consolidated SPEs have been excluded as this is not related to the Group's credit risk but to that of the legally isolated SPE, which is dependent on the collateral it holds.

in € m.	Dec 31, 2009	Dec 31, 2008
Cumulative change in the fair value	30	364
Annual change in the fair value in 2009/2008	(264)	349

The fair value of the debt issued takes into account the credit risk of the Group. Where the instrument is quoted in an active market, the movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. Where the instrument is not quoted in an active market, the fair value is calculated using a valuation technique that incorporates credit risk by discounting the contractual cash flows on the debt using a credit-adjusted yield curve which reflects the level at which the Group could issue similar instruments at the reporting date.

The credit risk on undrawn irrevocable loan commitments is predominantly counterparty credit risk. The change in fair value due to counterparty credit risk on undrawn irrevocable loan commitments has been disclosed with the counterparty credit risk on the drawn loans.

For all financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity was € 36.8 billion and € 33.7 billion more than the carrying amount as of December 31, 2009 and 2008, respectively. The amount contractually required to pay at maturity assumes the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, the amount the Group would contractually be required to pay is determined by reference to the conditions existing at the reporting date.

The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility. The difference between the fair value and the contractual amount repayable at maturity excluding the amount of undrawn loan commitments designated at fair value through profit or loss was € 0.6 billion and € 1.4 billion as of December 31, 2009, and 2008, respectively.

[12] Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets"

Under the amendments to IAS 39 and IFRS 7 certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, the Group concluded that the reclassifications aligned the accounting more closely with the business intent. Assets that were reclassified in the third quarter 2008 were reclassified with effect from July 1, 2008 at the fair value as of that date. Where the business decision to reclassify was made by November 1, 2008 and these assets met the reclassification rules and the Group's internal reclassification criteria, the reclassifications were made with effect from October 1, 2008. Business decisions to reclassify assets after November 1, 2008 were made on a prospective basis at fair value on the date reclassification was approved. The disclosures below detail the impact of the reclassifications on the Group.

The following table shows carrying values and fair values of the assets reclassified in 2008 and 2009.

	Cumulative reclassifications through Dec 31, 2009			Cumulative reclassifications through Dec 31, 2008		
	Carrying value at reclassification date	Dec 31, 2009		Carrying value at reclassification date	Dec 31, 2008	
in € m.		Carrying value	Fair value		Carrying value	Fair Value
Assets reclassified in 2008:						
Trading assets reclassified to loans	23,633	21,397	18,837	23,633	23,637	20,717
Financial assets available for sale reclassified to loans	11,354	9,267	8,290	11,354	10,787	8,628
Total financial assets reclassified to loans	**34,987**	**30,664**[1]	**27,127**	**34,987**	**34,424**	**29,345**
Assets reclassified in 2009:						
Trading assets reclassified to loans	2,961	2,890	2,715			
Total financial assets reclassified to loans	**2,961**	**2,890**	**2,715**			

1 The decline of the carrying values since reclassification was mainly attributable to repayments, credit loss provisions and foreign exchange movements.

The following table shows the ranges of effective interest rates based on weighted average rates by business and the expected recoverable cash flows estimated at reclassification date.

in € bn. (unless stated otherwise)	Cumulative reclassifications through Dec 31, 2009		Cumulative reclassifications through Dec 31, 2008	
	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Effective interest rates at reclassification date:				
upper range	13.1 %	9.9 %	13.1 %	9.9 %
lower range	2.8 %	3.9 %	2.8 %	3.9 %
Expected recoverable cash flows at reclassification date	**39.6**	**17.6**	**35.9**	**17.6**

The additional impact on the Group's income statement and shareholders' equity if the reclassifications had not been made is shown in the table below.

in € m.	2009	2008[1]
Unrealized fair value losses on the reclassified trading assets, gross of provisions for credit losses	(884)	(3,230)
Impairment losses on the reclassified financial assets available for sale which were impaired	(9)	(209)
Movement in shareholders' equity representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale	1,147	(1,826)

1 Reclassifications were made from 1 July 2008 and so the 2008 balances represent a six month period.

After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

in € m.	2009	2008[1]
Interest income	1,368	659
Provision for credit losses	(1,047)	(166)
Income before income taxes on reclassified trading assets	**321**	**493**
Interest income	227	258
Provision for credit losses	(205)	(91)
Income before income taxes on reclassified financial assets available for sale	**22**	**167**

1 Reclassifications were made from 1 July 2008 and so the 2008 balances represent a six month period.

Prior to their reclassification, assets reclassified in 2009 contributed fair value losses of € 252 million to the income statement for the year ended December 31, 2008 and fair value losses of € 48 million to the income statement for the year ended December 31, 2009.

Prior to their reclassification, assets reclassified from trading in 2008 contributed fair value losses of € 1.8 billion to the income statement for the year ended December 31, 2008 and € 613 million of fair value losses for the year ended December 31, 2007. Assets reclassified from available for sale during 2008 contributed, prior to their reclassification, impairment charges of € 174 million to the income statement and additional unrealized losses of € 736 million to the consolidated statement of recognized income and expense for the year ended December 31, 2008 and no impairment losses and additional unrealized losses of € 275 million to the consolidated statement of recognized income and expense for the year ended December 31, 2007.

As of the reclassification dates, unrealized fair value losses recorded directly in shareholders' equity amounted to € 1.1 billion, which relate to reclassifications made during 2008. This amount is released from shareholders' equity to the income statement on an effective interest rate basis. Where the asset subsequently becomes impaired the amount recorded in shareholders' equity relating to the impaired asset is released to the income statement at the impairment date.

[13] Financial Instruments carried at Fair Value

Valuation Methods and Control

The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.

Prices Quoted in Active Markets: The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.

Valuation Techniques: The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modeling techniques, the use of indicative quotes for proxy instruments, quotes from less recent and less regular transactions and broker quotes.

For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modeling techniques follow industry standard models for example, discounted cash flow analysis and standard option pricing models such as Black-Scholes. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modeling techniques, assumptions and parameters are required, including correlation, prepayment speeds, default rates and loss severity.

Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data which are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs then other market information is considered. For example, indicative broker quotes and consensus pricing information is used to support parameter inputs where it is available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

Valuation Adjustments: Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid/offer spreads, liquidity and counterparty credit risk. Bid/offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid/offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid/offer price then no bid/offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to each of the input parameters. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.

Large position liquidity adjustments are appropriate when the size of a position is large enough relative to the market size that it could not be liquidated at the market bid/offer spread within a reasonable time frame. These adjustments reflect the wider bid/offer spread appropriate for deriving fair value of the large positions; they are not the amounts that would be required to reach a forced sale valuation. Large position liquidity adjustments are not made for instruments that are traded in active markets.

Counterparty credit valuation adjustments are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor. For example, a valuation adjustment is required to cover expected credit losses on over-the-counter derivatives which are typically not reflected in mid-market or bid/offer quotes. The adjustment amount is determined at each reporting date by assessing the potential credit exposure to all counterparties taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk for each counterparty based on market evidence, which may include historic default levels, fundamental analysis of financial information, and CDS spreads.

Similarly, in establishing the fair value of derivative liabilities the Group considers its own creditworthiness on derivatives by assessing all counterparties potential future exposure to the Group, taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk of the Group based on historic default levels of entities of the same credit quality. The impact of this valuation adjustment was that an insignificant gain was recognized for the year ended December 31, 2009.

Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Where a financial instrument is part of a group of transactions risk managed on a portfolio basis, but where the trade itself is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this fact.

Validation and Control: The Group has an independent specialist valuation group within the Finance function which oversees and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the valuation control process for the complex derivative businesses as well as the continued development of valuation control methodologies and the valuation policy framework. Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle. Variances of differences outside of preset and approved tolerance levels are escalated both within the Finance function and with Senior Business Management for review, resolution and, if required, adjustment.

For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist model validation group that is part of the Group's Risk Management function.

Quotes for transactions and parameter inputs are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.

Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models, assessing the valuations against appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.

Management Judgment: In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control framework and the standard monthly reporting cycle. The specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data is obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. In addition, where no market data is available then parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to establish what point within the range of estimates best represents fair value. Further, some valuation adjustments may require the exercise of management judgment to ensure they achieve fair value.

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Quoted Prices in an Active Market (Level 1): This level of the hierarchy includes listed equity securities on major exchanges, quoted corporate debt instruments, G7 Government debt and exchange traded derivatives. The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.

Valuation Techniques with Observable Parameters (Level 2): This level of the hierarchy includes the majority of the Group's OTC derivative contracts, corporate debt held, securities purchased/sold under resale/ repurchase agreements, securities borrowed/loaned, traded loans and issued structured debt designated under the fair value option.

Valuation Techniques with Significant Unobservable Parameters (Level 3): Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument. This level of the hierarchy includes more complex OTC derivatives, certain private equity investments, illiquid loans, certain highly structured bonds including illiquid asset backed securities and structured debt issuances with unobservable components.

The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments, as described in Note [1].

			Dec 31, 2009			Dec 31, 2008
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:						
Trading securities	84,833	106,268	15,609	72,240	115,486	17,268
Positive market values from derivative financial instruments	19,684	551,514	25,211	36,062	1,139,639	48,792
Other trading assets	456	16,963	10,782	348	28,560	13,560
Financial assets designated at fair value through profit or loss	5,698	124,892	3,410	8,630	137,421	5,805
Financial assets available for sale	10,789	4,863	3,167	11,911	11,474	1,450
Other financial assets at fair value[1]	–	7,014	41	–	9,691	788
Total financial assets held at fair value	**121,460**	**811,514**	**58,220**	**129,191**	**1,442,271**	**87,663**
Financial liabilities held at fair value:						
Trading securities	43,182	18,787	431	38,921	17,380	666
Negative market values from derivative financial instruments	18,699	542,683	15,591	38,380	1,114,499	28,738
Other trading liabilities	1	1,817	283	–	11,027	174
Financial liabilities designated at fair value through profit or loss	177	70,724	2,621	708	71,265	6,030
Investment contract liabilities[2]	–	7,278	–	–	5,977	–
Other financial liabilities at fair value[1]	–	2,698	(757)	–	5,513	(1,249)
Total financial liabilities held at fair value	**62,059**	**643,987**	**18,169**	**78,009**	**1,225,661**	**34,359**

1 Derivatives which are embedded in contracts where the host contract is not held at fair value through the profit or loss but for which the embedded derivative is separated are presented within other financial assets/liabilities at fair value for the purposes of this disclosure. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

2 These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [39] for more detail on these contracts.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities: Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples. For some illiquid securities several valuation techniques are used and an assessment is made to determine what point within the range of estimates best represents fair value.

Mortgage and Other Asset Backed Securities ("ABS"): These instruments include residential and commercial mortgage backed securities and other asset backed securities including collateralized debt obligations ("CDO"). Asset backed securities have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves asset backed securities, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that are independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans: For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans have transaction-specific characteristics. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter (OTC) Derivative Financial Instruments: Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and calibrated to the market prices. Where the model value does not calibrate to the market price then adjustments are made to the model value to adjust to the market value. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group's credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the "OTC derivative financial instruments" section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities: Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

The table below presents the financial instruments categorized in the third level followed by an analysis and discussion of the financial instruments so categorized. Some of the instruments in the third level of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities in the table below.

in € m.	Dec 31, 2009	Dec 31, 2008
Financial assets held at fair value:		
Trading securities:		
Sovereign and quasi-sovereign obligations	335	602
Mortgage and other asset-backed securities	7,068	5,870
Corporate debt securities and other debt obligations	7,444	10,669
Equity securities	762	127
Total trading securities	15,609	17,268
Positive market values from derivative financial instruments	25,211	48,792
Other trading assets	10,782	13,560
Financial assets designated at fair value through profit or loss:		
Loans	2,905	5,531
Other financial assets designated at fair value through profit or loss	505	274
Total financial assets designated at fair value through profit or loss	3,410	5,805
Financial assets available for sale	3,167	1,450
Other financial assets at fair value	41	788
Total financial assets held at fair value	**58,220**	**87,663**
Financial liabilities held at fair value:		
Trading securities	431	666
Negative market values from derivative financial instruments	15,591	28,738
Other trading liabilities	283	174
Financial liabilities designated at fair value through profit or loss:		
Loan commitments	447	2,195
Long-term debt	1,723	1,488
Other financial liabilities designated at fair value through profit or loss	451	2,347
Total financial liabilities designated at fair value through profit or loss	2,621	6,030
Other financial liabilities at fair value	(757)	(1,249)
Total financial liabilities held at fair value	**18,169**	**34,359**

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential mortgage-backed securities, collateralized debt obligation securities and other asset-backed securities are reported here.

Positive and Negative Market Values from Derivative Instruments: Derivatives categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

The following derivatives are included within this level of the hierarchy: customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

During 2009, the market value of derivatives instruments in the third level of the hierarchy has significantly declined primarily as a result of changes to input parameters, in particular tightening credit spreads. In addition there has been an increase in liquidity for some products which has enabled some migration to the second level of the fair value hierarchy.

Other Trading Instruments: Other trading instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The loan balance reported in this level of the fair value hierarchy comprises illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance was significantly reduced in the year due to falls in the value of the loans as well as from positions which have matured during the year.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable. The balance has reduced during 2009 mainly as a result of reduced drawings on revolving loan facilities and loan facilities which have matured during the year.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations.

Financial Assets Available for Sale: Unlisted equity instruments are reported in this level of the fair value hierarchy where there is no close proxy and the market is very illiquid.

Reconciliation of financial instruments classified in Level 3

The table below presents a reconciliation of financial instruments categorized in level 3 of the fair value hierarchy followed by an analysis and discussion of the financial instruments so categorized. Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input, however; they are required to be presented as gross assets and liabilities in the table below. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table below does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

Transfers in and transfers out of level 3 during the year are recorded at their fair value at the beginning of year in the table below. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.

in € m.	Balance, beginning of year	Total gains/ losses[1]	Purchases	Sales	Issuances[5]	Settle-ments[6]	Transfers into Level 3	Transfers out of Level 3	Balance, end of year
Financial assets held at fair value:									
Trading securities	17,268	(2,304)	2,883	(5,084)	–	(1,570)	8,410	(3,994)	15,609
Positive market values from derivative financial instruments	48,792	(15,563)[7]	–	–	–	(6,397)	7,510	(9,131)	25,211
Other trading assets	13,560	1,832	1,919	(3,057)	246	(3,184)	2,309	(2,843)	10,782
Financial assets designated at fair value through profit or loss	5,805	1,507	222	(60)	952	(5,267)	695	(444)	3,410
Financial assets available for sale	1,450	(221)[2]	136	(143)	–	(97)	2,135	(93)	3,167
Other financial assets at fair value	788	70	9	–	–	–	–	(826)	41
Total financial assets held at fair value	**87,663**	**(14,679)[3,4]**	**5,169**	**(8,344)**	**1,198**	**(16,515)**	**21,059**	**(17,331)**	**58,220**
Financial liabilities held at fair value:									
Trading securities	666	26	–	–	–	113	186	(560)	431
Negative market values from derivative financial instruments	28,738	(4,374)[7]	–	–	–	(5,546)	5,034	(8,261)	15,591
Other trading liabilities	174	68	–	–	–	205	–	(164)	283
Financial liabilities designated at fair value through profit or loss	6,030	(1,753)	–	–	208	(269)	1,443	(3,038)	2,621
Other financial liabilities at fair value	(1,249)	649	–	–	–	93	(253)	3	(757)
Total financial liabilities held at fair value	**34,359**	**(5,384)[3,4]**	**–**	**–**	**208**	**(5,404)**	**6,410**	**(12,020)**	**18,169**

1 Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in net gains (losses) not recognized in the income statement net of tax.

2 Total gains and losses on available for sale include a gain of € 177 million recognized in Total net gains (losses) not recognized in the income statement, net of tax, and a loss of € 398 million recognized in the income statement presented in Net gains (losses) on financial assets available for sale.

3 This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a positive € 6.6 billion and for total financial liabilities held at fair value this is a negative € 2.3 billion. This predominately relates to derivatives. The effect of exchange rate changes is reported in total gains (losses) not recognized in the income statement, net of tax.

4 For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

5 Issuances relates to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.

6 Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

7 The gains and losses on derivatives arise as a result of changes to input parameters, in particular tightening of credit spreads.

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group's approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2009, it could have increased fair value by as much as € 4.3 billion or decreased fair value by as much as € 3.9 billion. As of December 31, 2008, it could have increased fair value by as much as € 4.9 billion or decreased fair value by as much as € 4.7 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

The table below provides a breakdown of the sensitivity analysis by type of instrument. Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

		Dec 31, 2009		Dec 31, 2008
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Derivatives:				
Credit	2,585	2,689	3,606	3,731
Equity	213	106	226	105
Interest Related	103	117	40	31
Hybrid	342	168	140	76
Other	264	314	178	124
Securities:				
Debt securities	311	277	162	152
Equity securities	36	28	8	2
Mortgage and asset backed	206	50	243	243
Loans:				
Leveraged loans	5	5	32	17
Commercial loans	88	88	70	70
Traded loans	136	83	197	126
Total	**4,289**	**3,925**	**4,902**	**4,677**

Total gains or losses on level 3 instruments held or in issue at the reporting date

The total gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves, in accordance with IFRS 7.

An analysis of the total gains and losses recorded in profit or loss.

Total gains or losses recorded in net gains (losses) on financial instruments at fair value through profit or loss

in € m.	Dec 31, 2009
Financial assets held at fair value:	
Trading securities	(433)
Positive market values from derivative financial instruments	(10,325)
Other trading assets	(404)
Financial assets designated at fair value through profit or loss	554
Financial assets available for sale[1]	(200)
Other financial assets at fair value	(8)
Total financial assets held at fair value	**(10,816)**
Financial liabilities held at fair value:	
Trading securities	(15)
Negative market values from derivative financial instruments	2,226
Other trading liabilities	(35)
Financial liabilities designated at fair value through profit or loss	1,121
Other financial liabilities at fair value	(197)
Total financial liabilities held at fair value	**3,100**
Total	**(7,716)**

1 This amount relates to impairment losses on level 3 financial assets available for sale.

Recognition of Trade Date Profit

In accordance with the Group's accounting policy as described in Note [1], if there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	2009	2008
Balance, beginning of year	**697**	**521**
New trades during the period	467	587
Amortization	(182)	(152)
Matured trades	(138)	(141)
Subsequent move to observability	(41)	(94)
Exchange rate changes	19	(24)
Balance, end of year	**822**	**697**

[14] Fair Value of Financial Instruments not carried at Fair Value

The valuation techniques used to establish fair value for the Group's financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note [13], Financial Instruments carried at fair value.

As described in Note [12], Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets", the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note [13], Financial Instruments carried at Fair Value, to the reclassified assets.

Other financial instruments not carried at fair value are not part of a trading portfolio and are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally since the instruments generally do not trade there is significant management judgment required to determine these fair values.

The valuation techniques the Group applies are as follows:

Short-term financial instruments: The carrying amount represents a reasonable estimate of fair value for short-term financial instruments. The following instruments are predominantly short-term and fair value is estimated from the carrying value.

Assets	Liabilities
Cash and due from banks	Deposits
Interest-earning deposits with banks	Central bank funds purchased and securities sold under repurchase agreements
Central bank funds sold and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other assets	Other liabilities

For longer-term financial instruments within these categories, fair value is determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and credit risks and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, at the balance sheet date.

Loans: Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or credit default swap ("CDS") markets, where available and appropriate.

For retail lending portfolios with a large number of homogenous loans (e.g., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio's contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by discounting at the margins which could be earned on similar loans if issued at the balance sheet date. For other portfolios the present value calculation is adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default and loss given default and level of collateralization. The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized lending obligation (CLO) transactions collateralized with loan portfolios that are similar to the Group's corporate lending portfolio.

Securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned: Fair value is derived from valuation techniques by discounting future cash flows using the appropriate credit risk-adjusted discount rate. The credit risk-adjusted discount rate includes consideration of the collateral received or pledged in the transaction. These products are typically short-term and highly collateralized, therefore the fair value is not significantly different to the carrying value.

Long-term debt and trust preferred securities: Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which an instrument with similar characteristics could be issued at the balance sheet date.

The following table presents the estimated fair value of the Group's financial instruments which are not carried at fair value in the balance sheet.

	Dec 31, 2009		Dec 31, 2008[1]	
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:				
Cash and due from banks	9,346	9,346	9,826	9,826
Interest-earning deposits with banks	47,233	47,236	64,739	64,727
Central bank funds sold and securities purchased under resale agreements	6,820	6,820	9,267	9,218
Securities borrowed	43,509	43,509	35,022	34,764
Loans	258,105	249,661	269,281	254,536
Other assets[1]	105,004	104,995	115,871	115,698
Financial liabilities:				
Deposits	344,220	344,700	395,553	396,148
Central bank funds purchased and securities sold under repurchase agreements	45,495	45,511	87,117	87,128
Securities loaned	5,564	5,564	3,216	3,216
Other short-term borrowings	42,897	42,833	39,115	38,954
Other liabilities[2]	127,777	127,789	131,156	130,989
Long-term debt	131,782	132,577	133,856	126,432
Trust preferred securities	10,577	9,518	9,729	6,148

1 Only includes financial assets or financial liabilities.
2 Prior year amounts have been adjusted by € 84.7 billion to include certain short-term liabilities which meet the definition of a financial instrument.

Amounts in this table are generally presented on a gross basis, in line with the Group's accounting policy regarding offsetting of financial instruments as described in Note [1].

Loans: The difference between fair value and carrying value at December 31, 2009 does not reflect the economic benefits and costs that the Group expects to receive from these instruments. The difference arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing since initial recognition. These reductions in fair value are partially offset by an increase in fair value due to interest rate movements on fixed rate instruments. The difference between fair value and carrying value has declined during 2009 primarily due to a reduction in the size of the loan portfolio as well as a decrease in expected default rates as implied from the market pricing during 2009.

Long-term debt and trust preferred securities: The difference between fair value and carrying value is due to the effect of changes in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to when the instrument was issued. The decrease in the difference between the fair value and carrying value during the year is primarily due to the tightening of the Group's credit spread since the prior year.

[15] Financial Assets Available for Sale

The following are the components of financial assets available for sale.

in € m.	Dec 31, 2009	Dec 31, 2008
Debt securities:		
German government	2,585	2,672
U.S. Treasury and U.S. government agencies	901	302
U.S. local (municipal) governments	1	1
Other foreign governments	3,832	3,700
Corporates	4,280	6,035
Other asset-backed securities	999	372
Mortgage-backed securities, including obligations of U.S. federal agencies	815	87
Other debt securities	438	4,797
Total debt securities	**13,851**	**17,966**
Equity securities:		
Equity shares	3,192	4,539
Investment certificates and mutual funds	76	208
Total equity securities	**3,268**	**4,747**
Other equity interests	**699**	**893**
Loans	**1,001**	**1,229**
Total financial assets available for sale	**18,819**	**24,835**

[16] Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting unless they are held for sale. As of December 31, 2009, there were three associates which were accounted for as held for sale. For information on assets held for sale please refer to Note [24].

As of December 31, 2009, the most significant equity method investment was the investment in Deutsche Postbank AG, Bonn, representing approximately 75 % of the carrying value of equity method investments.

On February 25, 2009, the Group acquired a 22.9 % stake in Deutsche Postbank AG as a contribution-in-kind against 50 million Deutsche Bank shares, which became effective with the registration of the shares in the commercial register on March 6, 2009. Together with a stake of approximately 2.1 % held at that point in time as well as additional shares purchased after that transaction, the Group held an investment of 29.88 % in Deutsche Postbank AG as of December 31, 2009. In addition to the acquisition of the shares, the transaction comprised two further tranches: a mandatorily-exchangeable bond of € 3.0 billion covering an additional 27.4 % stake and put and call options covering an additional 12.1 % stake in Deutsche Postbank AG. Due to its specific terms and conditions, the mandatorily-exchangeable bond primarily contains equity risk and is reported as part of the equity method investment. In addition, the net fair value of the derivative liability resulting from the put/call structure upon completion of the transaction was added to the acquisition cost of the equity method investment.

The following table provides summarized financial information of Deutsche Postbank AG for the years ended December 31, 2009, 2008 and 2007. The information for the year ended December 31, 2009 is based on preliminary data, which was published by Deutsche Postbank AG on February 25, 2010. Complete financial statements for the year ended December 31, 2009 are not yet publicly available.

in € m.	Preliminary Dec 31, 2009	Dec 31, 2008[1]	Dec 31, 2007
Total assets	226,609	231,219	202,913
Total liabilities	221,358	226,267	197,688
Revenues	3,088	2,288	4,244
Net income (loss)	76	(886)	856

1 On February 25, 2010, Deutsche Postbank AG disclosed preliminary results for the year ended December 31, 2009. According to this information, the net loss for the year ended December 31, 2008 was retrospectively adjusted to € 886 million instead of € 821 million as reported before. The impact of this change on other financial information in the table above has been adjusted as well.

The following are the components of the net income (loss) from all equity method investments.

in € m.	2009	2008
Net income (loss) from equity method investments:		
Pro-rata share of investees' net income (loss)	189	53
Net gains (losses) on disposal of equity method investments	21	87
Impairments	(151)	(94)
Total net income (loss) from equity method investments	**59**	**46**

There was no unrecognized share of losses of an investee, neither for the period, nor cumulatively.

Equity method investments for which there were published price quotations had a carrying value of € 6.1 billion and a fair value of € 3.8 billion as of December 31, 2009, and a carrying value of € 154 million and a fair value of € 147 million as of December 31, 2008.

The difference between fair value and carrying value of equity method investments is mainly related to the investment in Deutsche Postbank AG. For this investment, an impairment test was performed based on the recoverable amount defined as the higher of the fair value less costs to sell and the value in use which is derived from future cash flows expected to be generated by Deutsche Postbank AG discounted to their present value. The future cash flows are derived from the estimate as to the development of the future capital requirements and the expected corresponding annual return on that future capital base. The assessment of the capital development and the corresponding profitability is based on publicly available information issued by Deutsche Postbank AG, such as annual and quarterly reports, management and investor relations announcements as well as broker reports on Deutsche Postbank AG. This information is further substantiated by internal analysis. In addition, the expected benefits of the signed cooperation agreement between Deutsche Bank AG and Deutsche Postbank AG are taken into account further contributing to the value in use. The impairment test based on the discounted cash flow model did not indicate an impairment of the investment as the derived value in use exceeded the fair value less costs to sell as well as the book value as of December 31, 2009.

The investees have no significant contingent liabilities to which the Group is exposed.

In 2009 and 2008, none of the Group's investees experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

[17] Loans

The following are the principal components of loans by industry classification.

in € m.	Dec 31, 2009	Dec 31, 2008
Banks and insurance	22,002	26,998
Manufacturing	17,314	19,043
Households (excluding mortgages)	27,002	30,923
Households – mortgages	58,673	52,453
Public sector	9,572	9,972
Wholesale and retail trade	10,938	11,761
Commercial real estate activities	28,959	27,083
Lease financing	2,078	2,700
Fund management activities	26,462	31,158
Other	59,698	60,276
Gross loans	**262,698**	**272,367**
(Deferred expense)/unearned income	1,250	1,148
Loans less (deferred expense)/unearned income	**261,448**	**271,219**
Less: Allowance for loan losses	3,343	1,938
Total loans	**258,105**	**269,281**

Government Assistance

In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency ("ECA") guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and, to a lesser extent, developed markets for Structured Trade & Export Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for short-term, mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Cooperation and Development ("OECD") consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks to ensure that a fair competition between different exporting nations will take place. Almost 50 % of such ECA guarantees received by the Group were issued by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany.

In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments.

[18] Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table presents a breakdown of the movements in the Group's allowance for loan losses for the periods specified.

			2009			2008			2007
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	977	961	1,938	**930**	**775**	**1,705**	**985**	**684**	**1,670**
Provision for loan losses	1,789	808	2,597	382	702	1,084	146	505	651
Net charge-offs:	(637)	(419)	(1,056)	(301)	(477)	(778)	(149)	(378)	(527)
Charge-offs	(670)	(552)	(1,222)	(364)	(626)	(990)	(244)	(508)	(752)
Recoveries	33	133	166	63	149	212	95	130	225
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–
Exchange rate changes/other	(101)	(36)	(137)	(34)	(39)	(74)	(52)	(36)	(88)
Allowance, end of year	2,029	1,314	3,343	**977**	**961**	**1,938**	**930**	**775**	**1,705**

The following table presents the activity in the Group's allowance for off-balance sheet positions, which consists of contingent liabilities and lending-related commitments.

			2009			2008			2007
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	98	112	210	**101**	**118**	**219**	**127**	**129**	**256**
Provision for off-balance sheet positions	21	12	33	(2)	(6)	(8)	(32)	(6)	(38)
Usage	(45)	–	(45)	–	–	–	–	–	–
Changes in the group of consolidated companies	–	–	–	–	–	–	7	3	10
Exchange rate changes/other	10	–	10	(1)	–	(1)	(1)	(8)	(8)
Allowance, end of year	83	124	207	**98**	**112**	**210**	**101**	**118**	**219**

[19] Derecognition of Financial Assets

The Group enters into transactions in which it transfers previously recognized financial assets, such as debt securities, equity securities and traded loans, but retains substantially all of the risks and rewards of those assets. Due to this retention, the transferred financial assets are not derecognized and the transfers are accounted for as secured financing transactions. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.

The following table provides further information on the asset types and the associated transactions that did not qualify for derecognition, and their associated liabilities.

Carrying amount of transferred assets in € m.	**Dec 31, 2009**	**Dec 31, 2008**[1]
Trading securities not derecognized due to the following transactions:		
Repurchase agreements	58,584	47,882
Securities lending agreements	18,943	10,518
Total return swaps	10,028	10,971
Total trading securities	**87,555**	**69,371**
Other trading assets	2,915	2,560
Financial assets available for sale	492	472
Loans	2,049	2,250
Total	**93,011**	**74,653**
Carrying amount of associated liability	**84,381**	**66,597**

1 Prior year amounts have been adjusted.

Continuing involvement accounting is typically applied when the Group retains the rights to future cash flows of an asset, continues to be exposed to a degree of default risk in the transferred assets or holds a residual interest in, or enters into derivative contracts with, securitization or special purpose entities.

The following table provides further detail on the carrying value of the assets transferred in which the Group still has continuing involvement.

in € m.	**Dec 31, 2009**	**Dec 31, 2008**
Carrying amount of the original assets transferred:		
Trading securities	4,688	7,250
Other trading assets	4,594	4,190
Carrying amount of the assets continued to be recognized:		
Trading securities	2,899	4,490
Other trading assets	1,429	1,262
Carrying amount of associated liability	**4,253**	**6,383**

[20] Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary to standard securitized borrowing contracts. In addition the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities. The carrying value of the Group's assets pledged as collateral for liabilities or contingent liabilities is as follows.

in € m.	Dec 31, 2009	Dec 31, 2008[1]
Interest-earning deposits with banks	59	69
Financial assets at fair value through profit or loss	88,663	81,555
Financial assets available for sale	558	517
Loans	19,537	22,534
Other[2]	56	24
Total	**108,873**	**104,699**

1 Prior year amounts have been adjusted.
2 Includes Property and equipment pledged as collateral.

Assets transferred where the transferee has the right to sell or repledge are disclosed on the face of the balance sheet. As of December 31, 2009, and December 31, 2008, these amounts were € 80 billion and € 69 billion, respectively.

As of December 31, 2009, and December 31, 2008, the Group had received collateral with a fair value of € 225 billion and € 255 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2009, and 2008, the Group had resold or repledged € 200 billion and € 232 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

[21] Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in-progress	Total
Cost of acquisition:					
Balance as of January 1, 2008	**1,528**	**2,297**	**1,444**	**124**	**5,394**
Changes in the group of consolidated companies	(29)	–	(3)	–	(32)
Additions	20	253	182	484	939
Transfers	11	217	36	717	981
Reclassifications (to)/from 'held for sale'	–	–	(40)	–	(40)
Disposals	48	153	44	–	245
Exchange rate changes	(15)	(114)	(62)	(8)	(199)
Balance as of December 31, 2008	**1,467**	**2,500**	**1,513**	**1,317**	**6,797**
Changes in the group of consolidated companies	5	(2)	(2)	–	1
Additions	4	242	70	277	592
Transfers	2	23	19	(1,121)	(1,076)
Reclassifications (to)/from 'held for sale'	(2)	–	–	–	(2)
Disposals	11	75	34	–	120
Exchange rate changes	4	53	25	(6)	76
Balance as of December 31, 2009	**1,469**	**2,741**	**1,592**	**466**	**6,268**
Accumulated depreciation and impairment:					
Balance as of January 1, 2008	**547**	**1,658**	**779**	**–**	**2,985**
Changes in the group of consolidated companies	(6)	–	(1)	–	(7)
Depreciation	36	227	144	–	407
Impairment losses	–	1	15	–	16
Reversals of impairment losses	–	–	–	–	–
Transfers	(5)	18	6	–	19
Reclassifications (to)/from 'held for sale'	–	–	(40)	–	(40)
Disposals	9	108	39	–	156
Exchange rate changes	(7)	(91)	(40)	–	(138)
Balance as of December 31, 2008	**556**	**1,705**	**824**	**–**	**3,085**
Changes in the group of consolidated companies	(1)	(3)	(2)	–	(7)
Depreciation	36	232	150	–	417
Impairment losses	5	–	11	5	21
Reversals of impairment losses	–	–	–	–	–
Transfers	(1)	10	3	–	12
Reclassifications (to)/from 'held for sale'	–	–	–	–	–
Disposals	5	55	24	–	85
Exchange rate changes	–	37	9	–	47
Balance as of December 31, 2009	**589**	**1,926**	**970**	**5**	**3,491**
Carrying amount:					
Balance as of December 31, 2008	**911**	**795**	**689**	**1,317**	**3,712**
Balance as of December 31, 2009	**880**	**815**	**621**	**461**	**2,777**

In 2008 Deutsche Bank completed a foreclosure on a property under construction (with a carrying value of € 1.1 billion), previously held as collateral of a loan under trading assets. The asset was then reclassified as construction-in-progress in Property and Equipment, in the 2008 financial statements. In 2009, following a change in the relevant accounting standards, the Group changed the accounting treatment for this asset and reclassified it to investment property under Other Assets in the 2009 financial statements.

Impairment losses on property and equipment are recorded within General and administrative expenses in the income statement.

The carrying value of items of property and equipment on which there is a restriction on sale was € 72 million as of December 31, 2009.

Commitments for the acquisition of property and equipment were € 145 million at year-end 2009.

[22] Leases

The Group is lessee under lease arrangements covering real property and equipment.

Finance Lease Commitments

The following table presents the net carrying value for each class of leasing assets held under finance leases.

in € m.	Dec 31, 2009	Dec 31, 2008
Land and buildings	91	95
Furniture and equipment	2	2
Other	–	–
Net carrying value	**93**	**97**

Additionally, the Group has sublet leased assets classified as finance leases with a net carrying value of € 67 million as of December 31, 2009, and € 60 million as of December 31, 2008.

The future minimum lease payments required under the Group's finance leases were as follows.

in € m.	Dec 31, 2009	Dec 31, 2008
Future minimum lease payments:		
not later than one year	25	32
later than one year and not later than five years	106	118
later than five years	144	202
Total future minimum lease payments	**275**	**352**
less: Future interest charges	108	160
Present value of finance lease commitments	**167**	**192**

Future minimum sublease payments of € 111 million are expected to be received under non-cancelable subleases as of December 31, 2009. As of December 31, 2008 future minimum sublease payments of € 193 million were expected. As of December 31, 2009 the amount of contingent rent recognized in the income statement was (0.7) million. As of December 31, 2008 contingent rent was € 1 million. The contingent rent is based on market interest rates; below a certain rate the Group receives a rebate.

Operating Lease Commitments

The future minimum lease payments required under the Group's operating leases were as follows.

in € m.	Dec 31, 2009	Dec 31, 2008
Future minimum rental payments:		
not later than one year	728	765
later than one year and not later than five years	2,046	2,187
later than five years	2,352	2,797
Total future minimum rental payments	**5,126**	**5,749**
less: Future minimum rentals to be received	255	245
Net future minimum rental payments	**4,871**	**5,504**

In 2009, € 804 million were charges relating to lease and sublease agreements, of which € 819 million was for minimum lease payments, € 22 million for contingent rents and € 37 million for sublease rentals received.

[23] Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2009, and 2008, are shown below by business segment.

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	Total
Balance as of January 1, 2008	**3,076**	**416**	**2,769**	**971**	**–**	**7,232**
Purchase accounting adjustments	–	–	–	–	–	–
Goodwill acquired during the year	1	28	33	2	–	64
Reclassifications from (to) held for sale	–	–	564	–	–	564
Goodwill related to dispositions without being classified as held for sale	–	–	(21)	–	–	(21)
Impairment losses[1]	(5)	–	(270)	–	–	(275)
Exchange rate changes/other	56	12	(100)[2]	1	–	(31)
Balance as of December 31, 2008	**3,128**	**456**	**2,975**	**974**	**–**	**7,533**
Gross amount of goodwill	**3,133**	**456**	**3,245**	**974**	**261**	**8,069**
Accumulated impairment losses	**(5)**	**–**	**(270)**	**–**	**(261)**	**(536)**
Balance as of January 1, 2009	**3,128**	**456**	**2,975**	**974**	**–**	**7,533**
Purchase accounting adjustments	–	–	–	–	–	–
Goodwill acquired during the year	2	1	–	–	–	3
Transfers	–	–	(306)	–	306	–
Reclassifications from (to) held for sale	(14)	–	–	–	–	(14)
Goodwill related to dispositions without being classified as held for sale	–	–	–	–	–	–
Impairment losses[1]	–	–	–	–	(151)	(151)
Exchange rate changes/other	(11)	(4)	46	–	18	49
Balance as of December 31, 2009	**3,105**	**453**	**2,715**	**974**	**173**	**7,420**
Gross amount of goodwill	**3,109**	**453**	**2,715**	**974**	**849**	**8,100**
Accumulated impairment losses	**(4)**	**–**	**–**	**–**	**(676)**	**(680)**

1 Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.
2 Includes € 10 million of reduction in goodwill related to a prior year's disposition.

In 2009, additions to goodwill totaled € 3 million and included € 2 million in Corporate Banking & Securities (CB&S) resulting from the acquisition of outstanding minority interest in an Algerian financial advisory company and € 1 million in Global Transaction Banking (GTB) related to the acquisition of Dresdner Bank's Global Agency Securities Lending business. Effective January 1, 2009 and following a change in management responsibility, goodwill of € 306 million related to Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, was transferred from Asset and Wealth Management (AWM) to Corporate Investments (CI). Due to their reclassification to the held for sale category in the third quarter 2009, goodwill of € 14 million (CB&S) related to a nonintegrated investment in a renewable energy development project was transferred as part of a disposal group to other assets (see Note [24]).

In 2008, the main addition to goodwill in AWM was € 597 million related to Maher Terminals. The total of € 597 million consisted of an addition to goodwill amounting to € 33 million which resulted from the reacquisition of a minority interest stake in Maher Terminals. Further, discontinuing the held for sale accounting of Maher Terminals resulted in a transfer of € 564 million to goodwill from assets held for sale. The main addition to goodwill in GTB was € 28 million related to the acquisition of HedgeWorks LLC.

In the second quarter of 2009, a goodwill impairment loss of € 151 million was recorded in CI related to its nonintegrated investment in Maher Terminals, following the continued negative outlook for container and business volumes. The fair value less costs to sell of the investment was determined based on a discounted cash flow model.

In 2008, a total goodwill impairment loss of € 275 million was recorded. Of this total, € 270 million related to an investment in AWM and € 5 million related to a listed investment in CB&S. Both impairment losses related to investments which were not integrated into the primary cash-generating units within AWM and CB&S. The impairment review of the investment Maher Terminals in AWM was triggered by a significant decline in business volume as a result of the economic climate at that time. The fair value less costs to sell of the investment was determined based on a discounted cash flow model. The impairment review of the investment in CB&S was triggered by write-downs of certain other assets and the negative business outlook of the investment. The fair value less costs to sell of the investment was determined based on the market price of the listed investment.

In the first quarter of 2007, an impairment review of goodwill was triggered in CI after the division realized a gain of € 178 million related to its equity method investment in Deutsche Interhotel Holding GmbH & Co. KG. As a result of this review, a goodwill impairment loss totaling € 54 million was recognized.

Goodwill Impairment Test

Goodwill is allocated to cash-generating units for the purpose of impairment testing, considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group's cash-generating units primarily are Global Markets and Corporate Finance within the Corporate Banking & Securities segment, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments. In addition, the segments CB&S and CI carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments' primary cash-generating units. Such goodwill is tested individually for impairment on the level of each of the nonintegrated investments and summarized as Others in the table below. The nonintegrated investment in CI constitutes Maher Terminals, which was transferred from AWM to CI effective January 1, 2009.

The carrying amounts of goodwill by cash-generating unit for the years ended December 31, 2009, and 2008, are as follows.

in € m.	Global Markets	Corporate Finance	Global Transaction Banking	Asset Management	Private Wealth Management	Private & Business Clients	Corporate Investments	Others	Total Goodwill
As of December 31, 2008	2,113	1,000	456	1,765	904	974	–	321	7,533
As of December 31, 2009	2,106	998	453	1,788	927	974	–	174	7,420

Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. The carrying amount of a cash-generating unit is derived based on the amount of equity allocated to a cash-generating unit. The carrying amount also considers the amount of goodwill and unamortized intangible assets of a cash-generating unit. The recoverable amount is the higher of a cash-generating unit's fair value less costs to sell and its value in use. The annual goodwill impairment tests in 2009, 2008 and 2007 did not result in an impairment loss of goodwill of the Group's primary cash-generating units as the recoverable amount for these cash-generating units was higher than their respective carrying amount.

The following sections describe how the Group determines the recoverable amount of its primary goodwill carrying cash-generating units and provides information on certain key assumptions on which management based its determination of the recoverable amount.

Recoverable Amount

The Group determines the recoverable amount of its primary cash-generating units on the basis of value in use and employs a valuation model based on discounted cash flows ("DCF"). The DCF model employed by the Group reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.

The DCF model uses earnings projections based on financial plans agreed by management which, for purposes of the goodwill impairment test, are extrapolated to a five-year period and are discounted to their present value. Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level and assumed to increase by or converging towards a constant long-term growth rate, which is based on expectations for the development of gross domestic product and inflation, and are captured in the terminal value.

Key Assumptions and Sensitivities

The value in use of a cash-generating unit is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model which is comprised of a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. Business-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates. Pre-tax discount rates applied to determine the value in use of the cash-generating units in 2009 and 2008 are as follows.

Primary cash-generating units	Discount rate (pre-tax)	
	2009	2008
Corporate and Investment Bank		
Global Markets	14.7 %	13.1 %
Corporate Finance	14.5 %	13.4 %
Global Transaction Banking	12.5 %	12.9 %
Private Clients and Asset Management		
Asset Management	13.5 %	14.1 %
Private Wealth Management	13.2 %	14.1 %
Private & Business Clients	13.1 %	13.2 %

Sensitivities: In validating the value in use determined for the cash-generating units, the major value drivers of each cash-generating unit are reviewed annually. In addition, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized to test the resilience of value in use. Management believes that the only circumstance where reasonably possible changes in key assumptions might have caused an impairment loss to be recognized was in respect of Corporate Finance where the recoverable amount was 126 % of its respective carrying amount. An increase of approximately 20 % in the discount rate or a decrease of approximately 20 % in projected earnings in every year of the initial five-year period, assuming unchanged values for the other assumptions, would have caused the recoverable amount to equal the respective carrying amount.

The recoverable amount of Corporate Finance is based on, among other things, a financial plan which reflects management's assumptions, such as expected development of global fee pools and market shares, which are key revenue drivers. While these estimates reflect management's assessment and expectations of future economic conditions, it is inherently uncertain whether the reported amounts will actually be in line with plan. For example, if projected global fee pools do not develop as expected or assumed market shares are not achieved, revenues might significantly differ from plan assumptions, negatively impacting the recoverable amount of Corporate Finance.

The backdrop of a fragile recovery of the global economy and likely significant changes in the regulation of the banking industry as a result of the financial crisis, and its implications for the Group's operating environment, may negatively impact the performance forecasts of certain of the Group's cash-generating units and thus could result in an impairment of goodwill in the future.

Other Intangible Assets

Other intangible assets are separated into those that are internally generated, which consist only of internally-generated software, and purchased intangible assets. Purchased intangible assets are further split into amortized and unamortized other intangible assets.

The changes of other intangible assets by asset class for the years ended December 31, 2009, and 2008, are as follows.

in € m.	Internally generated intangible assets	Purchased intangible assets								Total other intangible assets
		Amortized					Unamortized			
	Software	Customer-related intangible assets	Value of business acquired	Contract-based intangible assets	Other	Total amortized purchased intangible assets	Retail investment management agreements	Other	Total unamortized purchased intangible assets	
Cost of acquisition/ manufacture:										
Balance as of January 1, 2008	374	534	863	109	323	1,829	786	11	797	3,000
Additions	46	19	–	38	19	76	–	4	4	126
Changes in the group of consolidated companies	–	5	5	–	–	10	–	4	4	14
Disposals	–	–	–	1	6	7	–	–	–	7
Reclassifications from (to) held for sale	–	42	–	562	166	770	–	–	–	770
Exchange rate changes	(9)	(37)	(214)	–	(7)	(258)	31	(2)	29	(238)
Balance as of December 31, 2008	411	563	654	708	495	2,420	817	17	834	3,665
Additions	128	37	12	15	35	99	–	–	–	227
Changes in the group of consolidated companies	–	–	–	–	(1)	(1)	–	–	–	(1)
Disposals	14	–	–	28	3	31	–	–	–	45
Reclassifications from (to) held for sale	–	–	–	–	–	–	–	(11)	(11)	(11)
Transfers	(22)	–	14	–	21	35	–	–	–	13
Exchange rate changes	4	9	63	(5)	4	71	(9)	3	(6)	69
Balance as of December 31, 2009	507	609	743	690	551	2,593	808	9	817	3,917
Accumulated amortization and impairment:										
Balance as of January 1, 2008	328	149	8	52	238	447	74	–	74	849
Amortization for the year	13	68	42	47	22	179	–	–	–	192[1]
Disposals	–	–	–	–	4	4	–	–	–	4
Reclassifications from (to) held for sale	–	–	–	–	–	–	–	–	–	–
Impairment losses	–	6	–	1	–	7	304	–	304	311[2]
Exchange rate changes	(12)	(2)	(10)	–	(5)	(17)	2	–	2	(27)
Balance as of December 31, 2008	329	221	40	100	251	612	380	–	380	1,321
Amortization for the year	13	61	29	40	31	161	–	–	–	174[3]
Changes in the group of consolidated companies	–	–	–	–	(1)	(1)	–	–	–	(1)
Disposals	14	–	–	27	2	29	–	–	–	43
Reclassifications from (to) held for sale	–	–	–	–	–	–	–	(2)	(2)	(2)
Impairment losses	–	–	–	4	–	4	–	1	1	5[4]
Reversals of impairment losses	–	4	–	–	–	4	287	–	287	291[5]
Transfers	–	–	–	–	(1)	(1)	–	–	–	(1)
Exchange rate changes	3	1	4	(3)	4	6	(4)	–	(3)	6
Balance as of December 31, 2009	331	279	73	114	282	748	89	–	89	1,168
Carrying amount:										
As of December 31, 2008	82	342	614	608	244	1,808	437	17	454	2,344
As of December 31, 2009	176	330	670	576	269	1,845	719	9	728	2,749

1 Of which € 181 million were included in general and administrative expenses and € 11 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

2 Of which € 310 million were recorded as impairment of intangible assets and € 1 million was recorded in commissions and fee income. The latter related to an impairment of mortgage servicing rights.

3 Of which € 162 million were included in general and administrative expenses and € 12 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

4 Of which € 5 million were recorded as impairment of intangible assets.

5 € 291 million were recorded as reversal of a prior year's impairment and are included under impairment of intangible assets.

Amortized Intangible Assets

In 2009, additions and transfers to amortized intangible assets amounted to € 134 million and mainly included purchased software of € 35 million, the capitalization of deferred policy acquisition costs (DAC) of € 26 million related to incremental costs of acquiring investment management contracts, which are commissions payable to intermediaries and business counterparties of the Group's insurance business (see Note [39]), and the recognition of customer relationships resulting from the acquisition of Dresdner Bank's Global Agency Securities Lending business of € 21 million (see Note [34]).

In 2008, the main addition to other intangible assets related to Maher Terminals, a privately held operator of port terminal facilities in North America. When held for sale accounting for Maher Terminals ceased as of September 30, 2008, € 770 million of intangible assets were reclassified from assets held for sale to amortized intangible assets. The total comprised contract-based (lease rights to operate the ports), other (trade names) and customer-related intangible assets. As of December 31, 2009 and December 31, 2008, respectively, the carrying values were € 520 million and € 551 million for the lease rights, € 153 million and € 161 million for the trade names, and € 35 million and € 35 million for the customer-related intangible assets. The amortization of these intangible assets is expected to end in 2030 for the lease rights, in 2027 for the trade names and between 2012 and 2022 for the customer-related intangible assets.

In 2009, impairment of intangible assets in the income statement included an impairment loss of € 4 million relating to contract-based intangible assets as well as a reversal of an impairment loss of € 4 million relating to customer-related intangible assets, which had been taken in the fourth quarter of 2008. The impairment loss was included in CB&S, the impairment reversal was recorded in AWM.

In 2008, impairment losses relating to customer-related intangible assets and contract-based intangible assets (mortgage servicing rights) amounting to € 6 million and € 1 million were recognized as impairment of intangible assets and in commissions and fee income, respectively, in the income statement. The impairment of customer-related intangible assets was recorded in AWM and the impairment of contract-based intangible assets was recorded in CB&S.

In 2007, impairment losses relating to purchased software and customer-related intangible assets amounting to € 3 million and € 2 million, respectively, were recognized as general and administrative expenses in the income statement. The impairment of the purchased software was recorded in AWM and the impairment of the customer-related intangible assets was recorded in GTB.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Notes [1] and [39], and for mortgage servicing rights).

Mortgage servicing rights are amortized in proportion to and over the estimated period of net servicing revenues. The useful lives of other amortized intangible assets by asset class are as follows.

	Useful lives in years
Internally generated intangible assets:	
Software	up to 3
Purchased intangible assets:	
Customer-related intangible assets	up to 20
Contract-based intangible assets	up to 35
Value of business acquired	up to 30
Other	up to 20

Unamortized Intangible Assets

Almost 99 % of unamortized intangible assets, amounting to € 719 million, relate to the Group's U.S. retail mutual fund business and are allocated to the Asset Management cash-generating unit. This asset comprises retail investment management agreements, which are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since the contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. The intangible asset was valued at fair value based upon a third party valuation at the date of the Group's acquisition of Zurich Scudder Investments, Inc. in 2002.

In 2009, a reversal of an impairment loss of € 287 million was recognized and recorded as impairment of intangible assets in the income statement. A related impairment loss had been taken in the fourth quarter of 2008. The impairment reversal was related to retail investment management agreements for certain open end funds and was recorded in AWM. The impairment reversal was due to an increase in fair value as a result of increases in market values of invested assets as well as current and projected operating results and cash flows of investment management agreements, which had been acquired from Zurich Scudder Investments, Inc. The recoverable amount of the asset was calculated as fair value less costs to sell. As market prices are ordinarily not observable for such assets, the fair value was determined based on the income approach, using a post-tax discounted cash flow calculation (multi-period excess earnings method).

In 2008 and 2007, impairment losses of € 304 million and € 74 million, respectively, were recognized in the income statement as impairment of intangible assets. The losses were related to retail investment management agreements and were recorded in AWM. The impairment losses were due to a decrease in fair values as a result of declines in market values of invested assets as well as current and projected operating results and cash flows of investment management agreements, which had been acquired from Zurich Scudder Investments, Inc. The impairment recorded in 2008 related to certain open end and closed end funds whereas the impairment recorded in 2007 related to certain closed end funds and variable annuity funds. The recoverable amounts of the assets were calculated as fair value less costs to sell.

[24] Assets Held for Sale

As of December 31, 2009, the Group classified several disposal groups (comprising nineteen subsidiaries), three investments in associates, a loan and several real estate assets allocated to the Corporate Division Corporate Banking & Securities (CB&S) as held for sale. The Group reported these items in other assets and other liabilities and valued them at the lower of their carrying amount or fair value less costs to sell resulting in an impairment loss of € 10 million relating to the disposal groups which was recorded in other income in CB&S. The disposal groups, the three investments in associates and the loan related to a series of renewable energy development projects. The real estate assets included commercial and residential property in North America owned through foreclosure. These items are expected to be sold in 2010.

As of December 31, 2008, the Group classified several real estate assets as held for sale. The Group reported these items in other assets and valued them at the lower of their carrying amount or fair value less costs to sell, which did not lead to an impairment loss in 2008. The real estate assets included commercial and residential property in Germany and North America owned by CB&S through foreclosure. The real estate assets in Germany and most of the items in North America were sold in 2009.

As of December 31, 2007, the Group classified three disposal groups (two subsidiaries and a consolidated fund) and several non-current assets as held for sale. The Group reported these items in other assets and other liabilities, and valued them at the lower of their carrying amount or fair value less costs to sell, resulting in an impairment loss of € 2 million in 2007, which was recorded in income before income taxes of the Group Division Corporate Investments (CI).

The three disposal groups included two in the Corporate Division Asset and Wealth Management (AWM). One was an Italian life insurance company for which a disposal contract was signed in December 2007 and which was sold in the first half of 2008, and a second related to a real estate fund in North America, which ceased to be classified as held for sale as of December 31, 2008. The expenses which were not to be recognized during the held for sale period, were recognized at the date of reclassification. This resulted in an increase of other expenses of € 13 million in AWM in 2008. This amount included expenses of € 3 million which related to 2007. Due to the market conditions the timing of the ultimate disposal of this investment was uncertain. The last disposal group, a subsidiary in CI, was classified as held for sale at year-end 2006 but, due to circumstances arising in 2007 that were previously considered unlikely, was not sold in 2007. In 2008, the Group changed its plans to sell the subsidiary because the envisaged sales transaction did not materialize due to the lack of interest of the designated buyer. In the light of the weak market environment there were no sales activities regarding this subsidiary. The reclassification did not lead to any impact on revenues and expenses.

Non-current assets classified as held for sale as of December 31, 2007 included two alternative investments of AWM in North America, several office buildings in CI and in the Corporate Division Private & Business Clients (PBC), and other real estate assets in North America, obtained by CB&S through foreclosure. While the office buildings in CI and PBC and most of the real estate in CB&S were sold during 2008, the ownership structure of the two alternative investments Maher Terminals LLC and Maher Terminals of Canada Corp. was restructured and the Group consolidated these investments commencing June 30, 2008. Due to the market conditions the timing of the ultimate disposal of these investments was uncertain. As a result, the assets and liabilities were no longer classified as held for sale at the end of the third quarter 2008. The revenues and expenses which were not to be recognized during the held for sale period were recognized at the date of reclassification. This resulted in a negative impact on other income of € 62 million and an increase of other expenses of € 38 million in AWM in 2008. These amounts included a charge to revenues of € 20 million and expenses of € 21 million which related to 2007.

The following are the principal components of assets and liabilities which the Group classified as held for sale for the years ended December 31, 2009, and 2008, respectively.

in € m.	Dec 31, 2009	Dec 31, 2008
Investments in associates	18	–
Property and equipment	21	1
Other assets	53	131
Total assets classified as held for sale	92	**132**
Long-term debt	21	–
Other liabilities	2	–
Total liabilities classified as held for sale	23	–

[25] Other Assets and Other Liabilities

The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2009	Dec 31, 2008
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	43,890	56,492
Receivables from prime brokerage	6,837	17,844
Pending securities transactions past settlement date	9,229	8,383
Receivables from unsettled regular way trades	33,496	21,339
Total brokerage and securities related receivables	93,452	104,058
Accrued interest receivable	3,426	4,657
Other	24,660	29,114
Total other assets	**121,538**	**137,829**

in € m.	Dec 31, 2009	Dec 31, 2008
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	40,448	40,955
Payables from prime brokerage	31,427	46,602
Pending securities transactions past settlement date	5,708	4,530
Payables from unsettled regular way trades	33,214	19,380
Total brokerage and securities related payables	110,797	111,467
Accrued interest payable	3,713	5,112
Other	39,771	44,019
Total other liabilities	**154,281**	**160,598**

[26] Deposits

The following are the components of deposits.

in € m.	Dec 31, 2009	Dec 31, 2008
Noninterest-bearing demand deposits	51,731	34,211
Interest-bearing deposits		
Demand deposits	117,955	143,702
Time deposits	108,730	152,481
Savings deposits	65,804	65,159
Total interest-bearing deposits	292,489	361,342
Total deposits	**344,220**	**395,553**

[27] Provisions

The following table presents movements by class of provisions.

in € m.	Operational/ Litigation	Other	Total[1]
Balance as of January 1, 2008	**617**	**459**	**1,076**
Changes in the group of consolidated companies	1	21	22
New provisions	275	217	492
Amounts used	(75)	(135)	(210)
Unused amounts reversed	(61)	(111)	(172)
Effects from exchange rate fluctuations/Unwind of discount	5	(5)	–
Balance as of December 31, 2008	**762**	**446**	**1,208**
Changes in the group of consolidated companies	2	4	6
New provisions	338	152	490
Amounts used	(164)	(155)	(319)
Unused amounts reversed	(183)	(115)	(298)
Effects from exchange rate fluctuations/Unwind of discount	3	9	12
Balance as of December 31, 2009	**758**	**341**	**1,099**

1 For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note [18] to the Group's consolidated financial statements, in which allowances for credit related off-balance sheet positions are disclosed.

Operational and Litigation

The Group defines operational risk as the potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately-defined or failed processes or control and system failure.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group's final liabilities may ultimately be materially different. The Group's total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group's experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group's belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.

The Group's significant legal proceedings, which are required to be disclosed in accordance with IAS 37 are described below.

Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and/or former employees (collectively referred to as "Deutsche Bank"), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 90 legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. Approximately ten other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims. Approximately seven unfiled claims also remain pending against Deutsche Bank.

The United States Department of Justice ("DOJ") is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through early 2002. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the "Accounting Firm"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the "Financial Institution"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. In December 2008, following a trial of four of the individuals against whom DOJ had brought criminal charges in 2005, three of those individuals were convicted. In May 2009, following a trial of four additional individuals against whom

DOJ had brought criminal charges based on their participation in certain tax-oriented transactions while employed by an entity other than Deutsche Bank, those individuals were convicted. In June 2009, DOJ brought criminal charges against five additional individuals, based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank, and two former employees of Deutsche Bank based on their participation in certain tax-oriented transactions while employed by Deutsche Bank. DOJ's criminal investigation is ongoing. Deutsche Bank is engaged in discussions with DOJ concerning a resolution of the investigation.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG's Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. After having changed the basis for the computation of his alleged damages in the meantime, Dr. Kirch currently claims payment of approximately € 1.3 billion plus interest. In these proceedings Dr. Kirch will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the view of Deutsche Bank AG, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. In the view of Deutsche Bank, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims and neither the causality in respect of the basis and scope of the claimed damages nor the effective assignment of the alleged claims to KGL Pool GmbH has been sufficiently substantiated.

Asset Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as "Deutsche Bank"), has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under federal and state securities laws and state common law, related to residential mortgage backed securities. Included in those litigations are (1) a putative class action pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank's subsidiary Deutsche Bank Securities Inc. ("DBSI"), along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation or an affiliate ("Countrywide"), and a putative class action pending in the United States District Court for the Central District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by Countrywide; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (5) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including DBSI, as underwriter, of certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.

Auction Rate Securities. Deutsche Bank AG and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold auction rate preferred securities and auction rate securities (together "ARS") offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. Deutsche Bank AG, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 16 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. The purported class action and 12 of the individual actions are pending, and four of the individual actions have been resolved and dismissed with prejudice. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions.

Deutsche Bank AG and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank AG and its subsidiaries, entered into agreements in principle with the New York Attorney General's Office ("NYAG") and the North American Securities Administration Association, representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank AG and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank AG and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank AG and its subsidiaries; to pay an aggregate penalty of U.S.$ 15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with Securities and Exchange Commission ("SEC") that incorporated the terms of the agreements in principle with the states and contained certain additional terms, including authority by the SEC to seek an additional monetary penalty from DBSI if the SEC believes that DBSI has not complied with its undertakings under the settlement. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the U.S.$ 15 million penalty. DBSI expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.

ÖBB Litigation. In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap ("PCDS") transaction with ÖBB Infrastruktur Bau AG ("ÖBB"), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities ("ABS"). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined.

In June 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argued that the transaction violates Austrian law, and alleged to have been misled about certain features of the PCDS. ÖBB's claim was dismissed by the Trade Court in January 2009. On June 25, 2009, the Vienna Higher Court dismissed ÖBB's appeal against the decision of the Trade Court. On September 21, 2009, ÖBB filed an extraordinary further appeal in the matter to the Austrian Supreme Court. On January 15, 2010, ÖBB and Deutsche Bank AG agreed to settle the case. The settlement does not have a material adverse impact on Deutsche Bank AG.

Trust Preferred Securities. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. An amended and consolidated class action complaint was filed on January 25, 2010. The litigation is in its early stages.

Other

Other provisions include non-staff related provisions that are not captured on other specific provision accounts and provisions for restructuring. Restructuring provisions are recorded in conjunction with acquisitions as well as business realignments. Other costs primarily include, among others, amounts for lease terminations and related costs.

[28] Other Short-Term Borrowings

The following are the components of other short-term borrowings.

in € m.	Dec 31, 2009	Dec 31, 2008
Other short-term borrowings:		
Commercial paper	20,906	26,095
Other	21,991	13,020
Total other short-term borrowings	**42,897**	**39,115**

[29] Long-Term Debt and Trust Preferred Securities

Long-Term Debt

The following table presents the Group's long-term debt by contractual maturity.

By remaining maturities in € m.	Due in 2010	Due in 2011	Due in 2012	Due in 2013	Due in 2014	Due after 2014	Total Dec 31, 2009	Total Dec 31, 2008
Senior debt:								
Bonds and notes:								
Fixed rate	6,738	11,544	11,703	8,615	9,462	28,474	76,536	76,527
Floating rate	9,607	7,437	5,378	4,289	4,705	16,230	47,646	49,127
Subordinated debt:								
Bonds and notes:								
Fixed rate	27	314	197	1,166	729	1,115	3,548	3,780
Floating rate	2,523	513	513	45	288	170	4,052	4,422
Total long-term debt	**18,895**	**19,808**	**17,791**	**14,115**	**15,184**	**45,989**	**131,782**	**133,856**

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2009 and 2008.

Trust Preferred Securities

The following table summarizes the Group's fixed and floating rate trust preferred securities, which are perpetual instruments, redeemable at specific future dates at the Group's option.

in € m.	Dec 31, 2009	Dec 31, 2008
Fixed rate	9,971	9,147
Floating rate	606	582
Total trust preferred securities	**10,577**	**9,729**

Additional Notes

[30] Common Shares

Common Shares

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2008	**530,400,100**	**(29,334,819)**	**501,065,281**
Shares issued under share-based compensation plans	458,915	–	458,915
Capital increase	40,000,000	–	40,000,000
Shares purchased for treasury	–	(369,614,111)	(369,614,111)
Shares sold or distributed from treasury	–	390,756,870	390,756,870
Common shares, December 31, 2008	**570,859,015**	**(8,192,060)**	**562,666,955**
Shares issued under share-based compensation plans	–	–	–
Capital increase	50,000,000	–	50,000,000
Shares purchased for treasury	–	(476,284,991)	(476,284,991)
Shares sold or distributed from treasury	–	483,793,356	483,793,356
Common shares, December 31, 2009	**620,859,015**	**(683,695)**	**620,175,320**

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short-term. In addition, the Group has launched share buy-back programs. Shares acquired under these programs serve among other things, share-based compensation programs, and also allow the Group to balance capital supply and demand. The sixth buy-back program was completed in May 2008. In the fourth quarter of 2008, the majority of the remaining shares were sold in the market. The seventh share buy-back program was started in July 2009. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities.

On March 6, 2009, Deutsche Bank AG issued 50 million new common shares against a contribution-in-kind of 50 million ordinary shares of Deutsche Postbank AG, resulting in a share capital increase of € 128 million. The shares were issued with full dividend rights for the year 2008 from authorized capital and without subscription rights.

Authorized and Conditional Capital

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. As of December 31, 2009, Deutsche Bank had authorized but unissued capital of € 485,480,000 which may be issued at various dates through April 30, 2014 as follows.

Authorized capital	Expiration date
€ 30,600,000	April 30, 2012
€ 140,000,000[1]	April 30, 2013
€ 314,880,000	April 30, 2014

1 Capital increase may be affected for non-cash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 26, 2009 authorized the Management Board to increase the share capital by up to a total of € 128,000,000 against cash payments with the consent of the Supervisory Board. The expiration date is April 30, 2014. This additional authorized capital was subject of a law suit (summary proceeding according to Section 246a AktG) which ended February 23, 2010, with the approval by the Higher Regional Court Frankfurt. The entry in the Commercial Register will follow shortly. This authorized capital will become effective upon its entry.

Additionally, the Annual General Meeting on May 26, 2009 authorized the Management Board to increase the share capital by up to a total of € 176,640,000 against cash payments or contributions-in-kind with the consent of the Supervisory Board. The expiration date is April 30, 2014. This authorized capital was also subject of a law suit (summary proceeding according to Section 246a AktG) which ended February 23, 2010, with the approval by the Higher Regional Court Frankfurt. The entry in the Commercial Register will follow shortly. This authorized capital will become effective upon its entry.

Deutsche Bank also had conditional capital of € 406,000,000. Conditional capital is available for various instruments that may potentially be converted into common shares.

The Annual General Meeting on May 29, 2008 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2013. For this purpose, share capital was increased conditionally by up to € 150,000,000.

The Annual General Meeting on May 26, 2009 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2014. For this purpose, share capital was increased conditionally by up to € 256,000,000.

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2009, 2008 and 2007, respectively.

	2009 (proposed)	2008	2007
Cash dividends declared[1] (in € m.)	466	309	2,274
Cash dividends declared per common share (in €)	0.75	0.50	4.50

1 Cash dividend for 2009 is based on the number of shares issued as of December 31, 2009.

No dividends have been declared since the balance sheet date.

[31] Share-Based Compensation Plans

Share-Based Compensation Plans used for Granting New Awards in 2009

In 2009, the Group made grants of share-based compensation under the DB Equity Plan. All awards represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award. The terms of the DB Equity Plan are presented in the table below.

Plan		Vesting schedule	Early retirement provisions	Eligibility
DB Equity Plan	Annual Award	50 % : 24 months 25 % : 36 months 25 % : 48 months	No	Select employees as annual retention
	Retention/New Hire	Individual specification[1]	No	Select employees to attract or retain key staff

1 Weighted average relevant service period: 20 months.

An award, or portions of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period.

Vesting usually continues after termination of employment in cases such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for making awards from 2007 onwards.

A successor plan for the former Global Share Plan has been developed over the course of 2009 and will be implemented in early 2010 for entities in selected countries.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

Share-Based Compensation Plans used for Granting Awards prior to 2009

Share Plans and Stock Appreciation Right Plans

Prior to 2009, the Group granted share-based compensation under a number of other plans. The following table summarizes the main features of these prior plans.

Plan		Vesting schedule	Early retirement provisions	Eligibility	Last grant in
Restricted Equity Units (REU) Plan	Annual Award	80 % : 48 months[1] 20 % : 54 months	Yes	Select employees as annual retention	2006
DB Share Scheme	Annual Award	1/3 : 6 months 1/3 : 18 months 1/3 : 30 months	No	Select employees as annual retention	2006
	Off Cycle Award	Individual specification	No	Select employees to attract or retain key staff	2006
DB Key Employee Equity Plan (KEEP)	–	Individual specification	No	Select executives	2005
Stock Appreciation Rights (SAR) Plan	–	Exercisable after 36 months Expiry after 72 months	No	Select employees	2002
Global Share Plan	–	100 % : 12 months	No	All employee plan granting up to 10 shares per employee	2007
Global Partnership Plan Equity Units	Annual Award	80 % : 24 months[2] 20 % : 42 months	No	Group Board	2008
Global Share Plan – Germany	–	100 % : 12 months	No	Employee plan granting up to 10 shares per employee in Germany[3]	2008
DB Equity Plan	Annual Award	50 % : 24 months 25 % : 36 months 25 % : 48 months	Yes	Select employees as annual retention	2008

1 With delivery after further 6 months.
2 With delivery after further 18 months.
3 Participant must have been active and working for the Group for at least one year at date of grant.

All Plans except for the SAR plan represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award.

An award, or portion of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the REU Plan or DB Equity Plan, however, allow continued vesting after voluntary termination of employment when certain conditions regarding age or tenure are fulfilled.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the plans used for making awards from 2007 onwards.

Vesting usually continues after termination of employment in certain cases, such as redundancy or retirement. Vesting is accelerated if the recipient's termination of employment is due to death or disability.

The SAR plan provided eligible employees of the Group with the right to receive cash equal to the appreciation of Deutsche Bank common shares over an established strike price. The last rights granted under the SAR plan expired in 2007.

Performance Options

Deutsche Bank used performance options as a remuneration instrument under the Global Partnership Plan and the pre-2004 Global Share Plan. No new options were issued under these plans after February 2004.

The following table summarizes the main features related to performance options granted under the pre-2004 Global Share Plan and the Global Partnership Plan.

Plan	Grant Year	Exercise price	Additional Partnership Appreciation Rights (PAR)	Exercisable until	Eligibility
Global Share Plan (pre-2004) Performance Options	2001	€ 87.66	No	Nov 2007	All employees[1]
	2002	€ 55.39	No	Nov 2008	All employees[1]
	2003	€ 75.24	No	Dec 2009	All employees[1]
Global Partnership Plan Performance Options	2002	€ 89.96	Yes	Feb 2008	Select executives
	2003	€ 47.53	Yes	Feb 2009	Select executives
	2004	€ 76.61	Yes	Feb 2010	Group Board

1 Participant must have been active and working for the Group for at least one year at date of grant.

Under both plans, the option represents the right to purchase one Deutsche Bank common share at an exercise price equal to 120 % of the reference price. This reference price was set as the higher of the fair market value of the common shares on the date of grant or an average of the fair market value of the common shares for the ten trading days on the Frankfurt Stock Exchange up to, and including, the date of grant.

Performance options under the Global Partnership Plan were granted to select executives in the years 2002 to 2004. Participants were granted one Partnership Appreciation Right (PAR) for each option granted. PARs represent a right to receive a cash award in an amount equal to 20 % of the reference price. The reference price was determined in the same way as described above for the performance options. PARs vested at the same time and to the same extent as the performance options. They are automatically exercised at the same time, and in the same proportion, as the Global Partnership Plan performance options.

Performance options under the Global Share Plan (pre-2004), a broad-based employee plan, were granted in the years 2001 to 2003. The plan allowed the purchase of up to 60 shares in 2001 and up to 20 shares in both 2002 and 2003. For each share purchased, participants were granted one performance option in 2001 and five performance options in 2002 and 2003. Performance options under the Global Share Plan (pre-2004) are forfeited upon termination of employment. Participants who retire or become permanently disabled retain the right to exercise the performance options.

Compensation Expense

Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award.

Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid. For awards granted under the cash plan version of the DB Equity Plan and DB Global Share Plan, remeasurement is based on the current market price of Deutsche Bank common shares.

A further description of the underlying accounting principles can be found in Note [1].

The Group recognized compensation expense related to its significant share-based compensation plans as follows:

in € m.	2009	2008	2007
DB Global Partnership Plan	4	10	7
DB Global Share Plan	6	39	49
DB Share Scheme/Restricted Equity Units Plan/DB KEEP/DB Equity Plan	637	1,249	1,088
Stock Appreciation Rights Plan[1]	–	–	1
Total	**647**	**1,298**	**1,145**

1 For the year ended December 31, 2007 net gains of € 1 million from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

Of the compensation expense recognized in 2009 and 2008 approximately € 22 million and € 4 million, respectively, was attributable to the cash-settled variant of the DB Global Share Plan and the DB Equity Plan.

Share-based payment transactions which will result in a cash payment give rise to a liability, which amounted to approximately € 26 million and € 10 million for the years ended December 31, 2009 and 2008 respectively. This liability is attributable to unvested share awards.

As of December 31, 2009 and 2008, unrecognized compensation cost related to non-vested share-based compensation was approximately € 0.4 billion and € 0.6 billion respectively.

Award-Related Activities

Share Plans

The following table summarizes the activity in plans involving share awards, which are those plans granting a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan and DB Global Share Plan.

in thousands of units (except per share data)	Global Partnership Plan Equity Units	DB share scheme/ DB KEEP/REU/ DB equity plan	Global Share Plan (since 2004)	Total	Weighted-average grant date fair value per unit
Balance as of December 31, 2007	**324**	**49,309**	**599**	**50,232**	**€ 71.05**
Granted	150	18,007	258	18,415	€ 61.17
Issued	(139)	(16,541)	(561)	(17,241)	€ 62.52
Forfeited	–	(2,508)	(38)	(2,546)	€ 73.44
Balance as of December 31, 2008	**335**	**48,267**	**258**	**48,860**	**€ 70.22**
Granted	–	23,809	–	23,809	€ 22.02
Issued	(93)	(18,903)	(253)	(19,249)	€ 68.76
Forfeited	–	(3,059)	(5)	(3,064)	€ 43.51
Balance as of December 31, 2009	**242**	**50,114**	**–**	**50,356**	**€ 49.61**

In addition to the amounts shown in the table above, in February 2010 the Group granted awards of approximately 35.2 million units, with an average fair value of € 44.01 per unit under the DB Equity Plan with modified plan conditions for 2010. Approximately 0.8 million of these grants under the DB Equity Plan were granted under the cash plan variant of this plan.

Approximately 10.6 million shares were issued to plan participants in February 2010, resulting from the vesting of prior years DB Equity Plan and DB Share Scheme awards.

Performance Options

The following table summarizes the activities for performance options granted under the Global Partnership Plan and the DB Global Share Plan (pre-2004).

in thousands of units (except per share data and exercise prices)	Global Partnership Plan Performance Options	Weighted-average exercise price[1]	DB Global Share Plan (pre-2004) Performance Options	Weighted-average exercise price
Balance as of December 31, 2007	**1,637**	**€ 53.32**	**812**	**€ 68.14**
Exercised	(434)	€ 47.53	(26)	€ 57.67
Forfeited	–	–	(16)	€ 65.75
Expired	(223)	€ 89.96	(260)	€ 55.39
Balance as of December 31, 2008	**980**	**€ 47.53**	**510**	**€ 75.24**
Exercised	–	–	–	–
Forfeited	–	–	(9)	€ 75.24
Expired	(980)	€ 47.53	(501)	€ 75.24
Balance as of December 31, 2009	–	–	–	–

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

The following two tables present details related to performance options outstanding as of December 31, 2008 and 2007, by range of exercise prices.

As of December 31, 2009 no more performance options were outstanding since those granted in 2004 were already exercised and all others not previously exercised expired in 2009.

Range of exercise prices	Performance options outstanding December 31, 2008		
	Options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	980	€ 47.53	1 month
€ 60.00 – 79.99	510	€ 75.24	12 months
€ 80.00 – 99.99	–	–	–

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Range of exercise prices	Performance options outstanding December 31, 2007		
	Options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life
€ 40.00 – 59.99	1,704	€ 48.87	13 months
€ 60.00 – 79.99	522	€ 75.24	24 months
€ 80.00 – 99.99	223	€ 89.96	1 month

1 The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

The weighted average share price at the date of exercise was € 64.31 and € 99.70 in the years ended December 31, 2008 and 2007, respectively.

[32] Employee Benefits

Deferred Compensation

In February 2009 awards of approximately € 1.0 billion were granted under the terms and conditions of the DB Restricted Cash Plan. As a rule, the awards are only paid out to the employee if there is a non-terminated employment relationship between the employee and Deutsche Bank at the respective vesting date. The award consists of three tranches each amounting to one third of the grant volume. The first tranche vested in early 2010 and was paid out, net of those parts of the awards forfeited during the course of 2009 according to the terms and conditions of the plan. The two remaining tranches vest in early 2011 and early 2012, respectively. Each tranche is expensed over its vesting period.

In February 2010 new awards of approximately € 0.5 billion were granted under the terms and conditions of the DB Restricted Incentive Plan. The award consists of three tranches each amounting to one third of the grant volume. The tranches vest in early 2011, 2012 and 2013. Each tranche is expensed over its vesting period. In line with regulatory requirements this plan includes performance-indexed clawback rules for the most senior employees. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

In addition, as described in Note [31], the Group granted share awards totaling approximately € 1.5 billion in February 2010. Total deferred compensation awards of approximately € 2.0 billion were therefore granted in February 2010.

Post-employment Benefit Plans

The Group provides a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans. The Group's defined benefit plans are classified as post-employment medical plans and retirement benefit plans such as pensions.

The majority of the beneficiaries of retirement benefit plans are located in Germany, the United Kingdom and the United States. The value of a participant's accrued benefit is based primarily on each employee's remuneration and length of service.

The Group's funding policy is to maintain full coverage of the defined benefit obligation ("DBO") by plan assets within a range of 90 % to 110 % of the obligation, subject to meeting any local statutory requirements. Any obligation for the Group's unfunded plans is accrued for as book provision.

Moreover, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

December 31 is the measurement date for all plans. All plans are valued using the projected unit credit method.

The following table provides reconciliations of opening and closing balances of the defined benefit obligation and of the fair value of plan assets of the Group's defined benefit plans over the years ended December 31, 2009 and 2008, a statement of the funded status as well as its reconciliation to the amounts recognized on balance sheet as of December 31 in each year.

	Retirement benefit plans		Post-employment medical plans	
in € m.	2009	2008	2009	2008
Change in defined benefit obligation:				
Balance, beginning of year	8,189	8,518	119	116
Current service cost	186	264	3	2
Interest cost	457	453	7	7
Contributions by plan participants	6	8	–	–
Actuarial loss (gain)	846	(160)	14	1
Exchange rate changes	181	(572)	–	1
Benefits paid	(467)	(393)	(7)	(8)
Past service cost (credit)	18	14	–	–
Acquisitions	–	–	–	–
Divestitures	–	–	–	–
Settlements/curtailments	–	(1)	–	–
Other[1]	–	58	–	–
Balance, end of year	**9,416**	**8,189**	**136**	**119**
thereof: unfunded	201	245	136	119
thereof: funded	9,215	7,944	–	–
Change in fair value of plan assets:				
Balance, beginning of year	8,755	9,331	–	–
Expected return on plan assets	403	446	–	–
Actuarial gain (loss)	92	(221)	–	–
Exchange rate changes	231	(689)	–	–
Contributions by the employer	264	239	–	–
Contributions by plan participants	6	8	–	–
Benefits paid[2]	(398)	(358)	–	–
Acquisitions	–	–	–	–
Divestitures	–	–	–	–
Settlements	(1)	(1)	–	–
Other	–	–	–	–
Balance, end of year	**9,352**	**8,755**	**–**	**–**
Funded status, end of year	**(64)**	**566**	**(136)**	**(119)**
Past service cost (credit) not recognized	–	–	–	–
Asset ceiling	(7)	(9)	–	–
Net asset (liability) recognized	**(71)**	**557**	**(136)**	**(119)**
thereof: other assets	276	885	–	–
thereof: other liabilities	(347)	(328)	(136)	(119)

1 Includes opening balance of first time application of smaller plans.
2 For funded plans only.

The principal actuarial assumptions applied were as follows. They are provided in the form of weighted averages.

Assumptions used for retirement benefit plans	2009	2008	2007
to determine defined benefit obligations, end of year			
Discount rate	5.4 %	5.6 %	5.5 %
Rate of price inflation	2.7 %	2.1 %	2.1 %
Rate of nominal increase in future compensation levels	3.4 %	3.0 %	3.3 %
Rate of nominal increase for pensions in payment	2.4 %	1.8 %	1.8 %
to determine expense, year ended			
Discount rate	5.6 %	5.5 %	4.8 %
Rate of price inflation	2.1 %	2.1 %	2.0 %
Rate of nominal increase in future compensation levels	3.0 %	3.3 %	3.2 %
Rate of nominal increase for pensions in payment	1.8 %	1.8 %	1.7 %
Expected rate of return on plan assets[1]	4.5 %	5.0 %	4.6 %
Assumptions used for post-employment medical plans			
to determine defined benefit obligations, end of year			
Discount rate	5.9 %	6.1 %	6.1 %
to determine expense, year ended			
Discount rate	6.1 %	6.1 %	5.8 %
Assumed life expectancy at age 65			
for a male aged 65 at measurement date	19.4	19.1	19.1
for a male aged 45 at measurement date	21.5	21.1	21.0
for a female aged 65 at measurement date	22.8	22.6	22.5
for a female aged 45 at measurement date	24.8	24.5	24.3

1 The expected rate of return on assets for determining income in 2010 is 5.0 %.

In determining expenses for post-employment medical plans, an annual weighted-average rate of increase of 8.9 % in the per capita cost of covered health care benefits was assumed for 2010. The rate is assumed to decrease gradually to 4.9 % by the end of 2017 and to remain at that level thereafter.

Mortality assumptions are significant in measuring the Group's obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future longevity improvements have been considered and included where appropriate.

The price inflation assumptions in the U.K. and eurozone are set with reference to market implied measures of inflation based on inflation swap rates in those markets at December 31, 2009, to better estimate the impact of inflation on the Group's pension commitments. In previous years, these assumptions were set predominantly with reference to the long-term inflation forecasts by Consensus Economics Inc. This change results in an increase of the Defined Benefit Obligation at December 31, 2009 by approximately € 540 million.

The expected rate of return on assets is developed separately for each plan, using a building block approach recognizing the plan's specific asset allocation and the assumed return on assets for each asset category. The plan's target asset allocation at the measurement date is used, rather than the actual allocation.

The weighted-average asset allocation of the Group's funded retirement benefit plans as of December 31, 2009 and 2008, as well as the target allocation by asset category are as follows.

	Target allocation	Percentage of plan assets	
		Dec 31, 2009	Dec 31, 2008
Asset categories:			
Equity instruments	5 %	8 %	7 %
Debt instruments (including Cash and Derivatives)	90 %	90 %	90 %
Alternative Investments (including Property)	5 %	2 %	3 %
Total asset categories	**100 %**	**100 %**	**100 %**

The general principle is to use a risk-free rate as a benchmark, with adjustments for the effect of duration and specific relevant factors for each major category of plan assets. For example, the expected rate of return for equities and property is derived by adding a respective risk premium to the yield-to-maturity on ten-year fixed interest government bonds.

Expected returns are adjusted for factors such as taxation, but no allowance is made for expected outperformance due to active management. Finally, the relevant risk premiums and overall expected rates of return are confirmed for reasonableness through comparison with other reputable published forecasts and any other relevant market practice.

The Group's primary investment objective is to immunize broadly the Bank to large swings in the funded status of the retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification. The aim is to maximize returns within a defined risk tolerance level specified by the Group.

The actual return on plan assets for the years ended December 31, 2009, and December 31, 2008, was € 495 million and € 225 million, respectively.

Plan assets as of December 31, 2009, include derivatives with a positive market value of € 249 million. Derivative transactions are made within the Group and with external counterparties. In addition, there are € 26 million of securities issued by the Group included in the plan assets.

It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2010.

The Group expects to contribute approximately € 275 million to its retirement benefit plans in 2010. The final amounts to be contributed in 2010 will be determined in the fourth quarter of 2010.

The table below reflects the benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter. The amounts include benefits attributable to estimated future employee service.

in € m.	Retirement benefit plans	Post-employment medical plans	
		Gross amount	Reimbursement[1]
2010	415	9	(1)
2011	409	11	(1)
2012	424	11	(1)
2013	441	12	(2)
2014	449	12	(2)
2015 – 2019	2,619	65	(11)

1 Expected reimbursements from Medicare for prescription drugs.

The Group applies the policy of recognizing actuarial gains and losses in the period in which they occur. Actuarial gains and losses are taken directly to shareholders' equity and are presented in the Consolidated Statement of Recognized Income and Expense and in the Consolidated Statement of Changes in Equity. The following table shows the cumulative amounts recognized as at December 31, 2009 since inception of IFRS on January 1, 2006 as well as the amounts recognized in the years ended December 31, 2009 and 2008, respectively, not taking deferred taxes into account. Deferred taxes are disclosed in a separate table for income taxes taken to equity in Note [33]. Adjusted amounts recognized for prior periods are presented in Note [1].

in € m.	Dec 31, 2009[1]	Amount recognized in shareholders' equity (gain(loss))	
		2009	2008
Retirement benefit plans:			
Actuarial gain (loss)	(89)	(754)	(61)
Asset ceiling	(7)	1	–
Total retirement benefit plans	**(96)**	**(753)**	**(61)**
Post-employment medical plans:			
Actuarial gain (loss)	38	(14)	(1)
Total post-employment medical plans	**38**	**(14)**	**(1)**
Total amount recognized	**(58)**	**(767)**	**(62)**

1 Accumulated since inception of IFRS and inclusive of the impact of exchange rate changes.

The following table shows the amounts for the current annual period and the previous annual periods of the present value of the defined benefit obligation, the fair value of plan assets and the funded status as well as the experience adjustments arising on the obligation and the plan assets.

in € m.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Retirement benefit plans:				
Defined benefit obligation	9,416	8,189	8,518	9,129
thereof: experience adjustments (loss (gain))	(72)	24	(68)	18
Fair Value of plan assets	9,352	8,755	9,331	9,447
thereof: experience adjustments (gain (loss))	92	(221)	(266)	(368)
Funded status	**(64)**	**566**	**813**	**318**
Post-employment medical plans:				
Defined benefit obligation	136	119	116	147
thereof: experience adjustments (loss (gain))	–	(5)	(17)	(27)
Funded status	**(136)**	**(119)**	**(116)**	**(147)**

Expenses for defined benefit plans and other selected employee benefits recognized in the Consolidated Statement of Income for the years ended December 31, 2009, 2008 and 2007 included the following items. All items are part of compensation and benefits expenses.

in € m.	2009	2008	2007
Expenses for retirement benefit plans:			
Current service cost	186	264	265
Interest cost	457	453	436
Expected return on plan assets	(403)	(446)	(435)
Past service cost (credit) recognized immediately	18	14	11
Settlements/curtailments	1	–	(5)
Recognition of actuarial losses (gains) due to settlements/curtailments[1]	–	9	(6)
Amortization of actuarial losses (gains)[1]	–	1	(1)
Asset ceiling[1]	–	(2)	2
Total retirement benefit plans	**259**	**293**	**267**
Expenses for post-employment medical plans:			
Current service cost	3	2	3
Interest cost	7	7	8
Amortization of actuarial losses (gains)[1]	–	2	(3)
Total post-employment medical plans	**10**	**11**	**8**
Total expenses defined benefit plans	**269**	**304**	**275**
Total expenses for defined contribution plans	203	206	203
Total expenses for post-employment benefits	**472**	**510**	**478**
Disclosures of other selected employee benefits			
Employer contributions to mandatory German social security pension plan	162	159	156
Expenses for cash retention plans	688	13	18
Expenses for severance payments	629	555	225

1 Items accrued under the corridor approach in 2006 and 2007 were reversed in 2008 due to the change in accounting policy.

Expected expenses for 2010 are € 225 million for the retirement benefit plans and € 11 million for the post-employment medical plans. The average remaining service period at measurement date for retirement benefit plans is 11 years and for post-employment medical plans 7 years respectively.

The following table presents the sensitivity to key assumptions of the defined benefit obligation as of December 31, 2009, and the aggregate of service costs and interest costs as well as the expected return on plan assets for the year ended December 31, 2009. Each assumption is shifted in isolation.

Increase (decrease)	Defined benefit obligation as at		Expenses for	
in € m.	Dec 31, 2009	Dec 31, 2008	2009	2008
Retirement benefit plans sensitivity:				
Discount rate (fifty basis point decrease)	695	560	5	15
Rate of price inflation (fifty basis point increase)	420	370	30	40
Rate of real increase in future compensation levels (fifty basis point increase)	80	75	10	10
Longevity (improvement by ten percent)[1]	175	130	10	10
Expected rate of return (fifty basis point decrease)	–	–	45	45
Post-employment medical plans sensitivity:				
Health care cost rate (100 basis point increase)	16	13	2	1
Health care cost rate (100 basis point decrease)	(14)	(12)	(1)	(1)

1 Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.

[33] Income Taxes

The components of income tax expense (benefit) for 2009, 2008 and 2007 are as follows.

in € m.	2009	2008	2007
Current tax expense (benefit):			
Tax expense (benefit) for current year	970	(32)	3,504
Adjustments for prior years	(430)	(288)	(347)
Total current tax expense (benefit)	**540**	**(320)**	**3,157**
Deferred tax expense (benefit):			
Origination and reversal of temporary difference, unused tax losses and tax credits	570	(1,346)	(651)
Effects of changes in tax rates	3	26	(181)
Adjustments for prior years	(869)	(205)	(86)
Total deferred tax expense (benefit)	**(296)**	**(1,525)**	**(918)**
Total income tax expense (benefit)	**244**	**(1,845)**	**2,239**

Income tax expense (benefit) includes policyholder tax attributable to policyholder earnings, amounting to an income tax benefit of € 1 million, € 79 million and € 1 million in 2009, 2008 and 2007, respectively.

Total current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 0.2 million in 2009. In 2008 these effects increased the current tax benefit by € 45 million and reduced the current tax expense by € 3 million in 2007.

Total deferred tax benefit includes expenses arising from write-downs of deferred tax assets and benefits from previously unrecognized tax losses (tax credits/temporary differences) and the reversal of previous write-downs of deferred tax assets, which increased the deferred tax benefit by € 537 million in 2009. In 2008 these effects reduced the deferred tax benefit by € 971 million and by € 71 million in 2007.

The following is an analysis of the difference between the amount that results from applying the German statutory (domestic) income tax rate to income before tax and the Group's actual income tax expense.

in € m.	2009	2008	2007
Expected tax expense at domestic income tax rate of 30.7 % (30.7 % for 2008 and 39.2 % for 2007)	**1,595**	**(1,760)**	**3,429**
Foreign rate differential	(63)	(665)	(620)
Tax-exempt gains on securities and other income	(763)	(746)	(657)
Loss (income) on equity method investments	(29)	(36)	(22)
Nondeductible expenses	624	403	393
Goodwill impairment	0	1	21
Changes in recognition and measurement of deferred tax assets	(537)	926	68
Effect of changes in tax law or tax rate	3	26	(181)
Effect related to share based payments	(95)	227	–
Effect of policyholder tax	(1)	(79)	(1)
Other	(490)	(142)	(191)
Actual income tax expense (benefit)	**244**	**(1,845)**	**2,239**

The Group is under continuous examinations by tax authorities in various jurisdictions. The line item other in the preceding table includes mainly the nonrecurring effect of settling examinations in 2009.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 30.7 % for the years ended December 31, 2009, 2008 and 2007.

In August 2007, the German legislature enacted a tax law change on company taxation ("Unternehmensteuerreformgesetz 2008"), which lowered the statutory corporate income tax rate from 25 % to 15 %, and changed the trade tax calculation from 2008 onwards. This tax law change reduced the deferred tax expense for 2007 by € 232 million. Further tax rate changes, mainly in the United Kingdom, Spain, Italy and the United States of America, increased the deferred tax expense for 2007 by € 51 million.

Income taxes charged or credited to equity are as follows.

in € m.	2009	2008	2007
Tax (charge)/credit on actuarial gains (losses) related to defined benefit plans	**113**	**1**	**(192)**
Financial assets available for sale			
Unrealized net gains (losses) arising during the period	(195)	892	154
Net (gains) losses reclassified to profit or loss	(214)	(194)	43
Derivatives hedging variability of cash flows			
Unrealized net gains (losses) arising during the period	90	(34)	4
Net (gains) losses reclassified to profit or loss	(2)	–	(5)
Other equity movement			
Unrealized net gains (losses) arising during the period	54	67	19
Net (gains) losses reclassified to profit or loss	13	–	–
Income taxes (charged) credited to recognized income and expenses in total equity	**(254)**	**731**	**215**
Other income taxes (charged) credited to total equity	**(35)**	**(75)**	**(35)**

Major components of the Group's gross deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2009	Dec 31, 2008
Deferred tax assets:		
Unused tax losses	2,986	3,477
Unused tax credits	218	134
Deductible temporary differences:		
Trading activities	7,244	8,769
Property and equipment	654	380
Other assets	1,544	1,167
Securities valuation	563	654
Allowance for loan losses	353	144
Other provisions	1,088	1,016
Other liabilities	439	568
Total deferred tax assets	**15,089**	**16,309**
Deferred tax liabilities:		
Taxable temporary differences:		
Trading activities	6,666	7,819
Property and equipment	55	53
Other assets	652	1,042
Securities valuation	652	605
Allowance for loan losses	122	167
Other provisions	932	1,221
Other liabilities	1,017	716
Total deferred tax liabilities	**10,096**	**11,623**
Net deferred tax assets	**4,993**	**4,686**

After offsetting, deferred tax assets and liabilities are presented on the balance sheet as follows.

in € m.	Dec 31, 2009	Dec 31, 2008
Presented as deferred tax assets	7,150	8,470
Presented as deferred tax liabilities	2,157	3,784
Net deferred tax assets	**4,993**	**4,686**

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense. This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

As of December 31, 2009 and 2008, no deferred tax assets are recognized for the following items.[1]

in € m.	Dec 31, 2009	Dec 31, 2008
Deductible temporary differences	**(69)**	**(26)**
Not expiring	(1,598)	(617)
Expiring in subsequent period	0	(1)
Expiring after subsequent period	(659)	(2,851)
Unused tax losses	**(2,257)**	**(3,469)**
Expiring in subsequent period	–	–
Expiring after subsequent period	(87)	(90)
Unused tax credits	**(87)**	**(90)**

1 Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2009 and December 31, 2008, the Group recognized deferred tax assets of € 6 billion and € 5.6 billion, respectively that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management's assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

As of December 31, 2009 and December 31, 2008, the Group had temporary differences associated with the Group's parent company's investments in subsidiaries, branches and associates and interests in joint ventures of € 105 million and € 157 million respectively, in respect of which no deferred tax liabilities were recognized.

[34] Acquisitions and Dispositions

Business Combinations finalized in 2009

In 2009, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, none were individually significant and are, therefore, presented in the aggregate. These transactions involved the acquisition of interests of 100 % respectively for a total consideration of € 22 million, including cash payments of € 20 million and costs of € 2 million directly related to these acquisitions. Based on provisional values, the aggregated purchase prices were allocated as other intangible assets of € 21 million, reflecting customer relationships, and goodwill of € 1 million. Among these transactions is the acquisition of Dresdner Bank's Global Agency Securities Lending business which closed on November 30, 2009. The business is operating from offices in London, New York and Frankfurt and was integrated into GTB. The completion of this transaction added one of the largest third-party agency securities lending providers to the Group's existing custody platform, closing a strategic product gap in the securities servicing area.

The aggregate impact from these acquisitions on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	–	–	–
Goodwill	–	1	1
Other intangible assets	–	21	21
All remaining assets	–	–	–
Total assets	–	**22**	**22**
Liabilities:			
Long-term debt	–	–	–
All remaining liabilities	–	3	3
Total liabilities	–	**3**	**3**
Net assets	–	19	19
Total liabilities and equity	–	**22**	**22**

Their related effect on net revenues and net profit or loss after tax of the Group in 2009 was € 1 million and € (1) million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2009

If the business combinations described above which were finalized in 2009 had all been effective as of January 1, 2009, the effect on the Group's net revenues and net profit or loss after tax in 2009 would have been € 22 million and less than € 1 million, respectively.

Business Combinations finalized in 2008

In 2008, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the acquisitions of DB HedgeWorks, LLC and the reacquisition of Maher Terminals LLC and Maher Terminals of Canada Corp. were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

DB HedgeWorks, LLC

On January 31, 2008, the Group acquired 100 % of HedgeWorks, LLC, a hedge fund administrator based in the United States which it subsequently renamed DB HedgeWorks, LLC ("DB HedgeWorks"). The acquisition further strengthened the Group's service offering to the hedge fund industry. The cost of this business combination consisted of a cash payment of € 19 million and another € 15 million subject to the acquiree exceeding certain performance targets over the following three years. The purchase price was allocated as goodwill of € 28 million, other intangible assets of € 5 million and net tangible assets of € 1 million. DB HedgeWorks is included in GTB. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	1	–	1
Goodwill	–	28	28
Other intangible assets	–	5	5
All remaining assets	1	–	1
Total assets	**2**	**33**	**35**
Liabilities:			
Long-term debt	–	15	15
All remaining liabilities	1	–	1
Total liabilities	**1**	**15**	**16**
Net assets	1	18	19
Total liabilities and equity	**2**	**33**	**35**

Following the acquisition in 2008, DB HedgeWorks recorded net revenues and net losses after tax of € 6 million and € 2 million, respectively.

Maher Terminals LLC and Maher Terminals of Canada Corp.

Commencing June 30, 2008, the Group has consolidated Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. Maher Terminals was acquired as seed asset for the North American Infrastructure Fund. The Group initially owned 100 % of Maher Terminals and following a partial sale of an 11.4 % minority stake to the RREEF North America Infrastructure Fund in 2007, the Group retained a non-controlling interest which was accounted for as equity method investment under the held for sale category at December 31, 2007 (see Note [24]). In a subsequent effort to restructure the fund in 2008, RREEF Infrastructure reacquired all outstanding interests in the North America Infrastructure Fund, whose sole investment was Maher Terminals, for a cash consideration of € 109 million.

In discontinuing the held for sale accounting for the investment at the end of the third quarter 2008, the assets and liabilities of Maher Terminals were reclassified from the held for sale category, with the reacquisition accounted for as a purchase transaction. The cost of this acquisition was allocated as goodwill of € 33 million and net tangible assets of € 76 million. At acquisition, Maher Terminals was included in AWM. Following a change in management responsibility, Maher Terminals was transferred to CI effective January 1, 2009.

As of the acquisition date, the impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition and included under held-for-sale category	Reclassification from held-for-sale category and Adjustments to fair value	Fair value
Assets:			
Interest-earning time deposits with banks	–	30	30
Property and equipment	–	169	169
Goodwill	–	597	597
Other intangible assets	–	770	770
All remaining assets	1,840	(1,656)	184
Total assets	**1,840**	**(90)**	**1,750**
Liabilities:			
Long-term debt	–	839	839
All remaining liabilities	983	(845)	138
Total liabilities	**983**	**(6)**	**977**
Net assets	857	(84)	773
Total liabilities and equity	**1,840**	**(90)**	**1,750**

Post-acquisition net revenues and net losses after tax related to Maher Terminals in 2008 amounted to negative € 7 million and € 256 million, respectively. The latter included a charge of € 175 million net of tax reflecting a goodwill impairment loss recognized in the fourth quarter 2008 (see Note [23]).

Other Business Combinations finalized in 2008

Other business combinations, not being individually material, which were finalized in 2008, are presented in the aggregate, and, among others, included the acquisition of Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm, as well as the acquisition of the operating platform of Pago eTransaction GmbH, a cash management and merchant acquiring business domiciled in Germany. These transactions involved the acquisition of majority interests ranging between more than 50 % and up to 100 % for a total consideration of € 7 million, including less than € 1 million of costs directly related to these acquisitions.

Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	4	6	10
Interest-earning demand deposits with banks	6	3	9
Interest-earning time deposits with banks	2	3	5
Other intangible assets	–	1	1
All remaining assets	20	2	22
Total assets	**32**	**15**	**47**
Liabilities:			
Other liabilities	1	7	8
All remaining liabilities	–	1	1
Total liabilities	**1**	**8**	**9**
Net assets	31	7	38
Total liabilities and equity	**32**	**15**	**47**

The effect of these acquisitions on net revenues and net profit or loss after tax of the Group in 2008 was € 2 million and € (4) million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2008

If the business combinations described above which were finalized in 2008 had all been effective as of January 1, 2008, the effect on the Group's net revenues and net profit or loss after tax in 2008 would have been € 44 million and € (223) million, respectively. The latter included a charge of € 175 million net of tax reflecting a goodwill impairment related to Maher Terminals recognized in the fourth quarter 2008.

Business Combinations finalized in 2007

In 2007, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the acquisitions of Berliner Bank AG & Co. KG, MortgageIT Holdings, Inc. and Abbey Life Assurance Company Limited were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.

Berliner Bank AG & Co. KG

Effective January 1, 2007, the Group completed the acquisition of Berliner Bank AG & Co. KG ("Berliner Bank") which expands the Group's market share in the retail banking sector of the German capital. The cost of the acquisition consisted of a cash consideration of € 645 million and € 1 million of cost directly attributable to the acquisition.

From the purchase price, € 508 million were allocated to goodwill, € 45 million were allocated to other intangible assets, and € 93 million reflected net tangible assets. Berliner Bank is included in PBC. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	190	–	190
Interest-earning demand deposits with banks	808	–	808
Interest-earning time deposits with banks	1,945	–	1,945
Loans	2,443	(28)	2,415
Goodwill	–	508	508
Other intangible assets	–	45	45
All remaining assets	18	2	20
Total assets	**5,404**	**527**	**5,931**
Liabilities:			
Deposits	5,107	–	5,107
All remaining liabilities	133	45	178
Total liabilities	**5,240**	**45**	**5,285**
Net assets	164	482	646
Total liabilities and equity	**5,404**	**527**	**5,931**

Post-acquisition net revenues and net profits after tax related to Berliner Bank in 2007 amounted to € 251 million and € 35 million, respectively.

MortgageIT Holdings, Inc.

On January 2, 2007, the Group completed the acquisition of 100 % of MortgageIT Holdings, Inc. ("MortgageIT") for a total cash consideration of € 326 million. The purchase price was allocated as goodwill of € 149 million and net tangible assets of € 177 million. MortgageIT, a residential mortgage real estate investment trust (REIT) in the U.S., is included in CB&S.

The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	29	–	29
Financial assets at fair value through profit or loss	5,854	(5)	5,849
Goodwill	9	140	149
All remaining assets	160	(7)	153
Total assets	**6,052**	**128**	**6,180**
Liabilities:			
Financial liabilities at fair value through profit or loss	3,390	–	3,390
Other liabilities	2,349	10	2,359
All remaining liabilities	95	10	105
Total liabilities	**5,834**	**20**	**5,854**
Net assets	218	108	326
Total liabilities and equity	**6,052**	**128**	**6,180**

Following the acquisition in 2007, MortgageIT recorded net negative revenues and net losses after tax of € 38 million and € 212 million, respectively.

Abbey Life Assurance Company Limited

On October 1, 2007, the Group completed the acquisition of 100 % of Abbey Life Assurance Company Limited ("Abbey Life") for a cash consideration of € 1,412 million and € 12 million of costs directly related to the acquisition. The allocation of the purchase price resulted in net tangible assets of € 512 million and other intangible assets of € 912 million. These identified intangible assets represent the present value of the future cash flows of the long-term insurance and investment contracts acquired in a business combination (the Value of Business Acquired ("VOBA")). Abbey Life is a U.K. life assurance company which closed to new business in 2000 but still holds a valid license under which it is permitted to write new contracts if required. The company comprises primarily unit-linked life and pension policies and annuities and is included in CB&S. The impact of this acquisition on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Interest-earning demand deposits with banks	232	–	232
Financial assets at fair value through profit or loss	14,145	–	14,145
Financial assets available for sale	2,261	–	2,261
Other intangible assets	–	912	912
All remaining assets	1,317	(1)	1,316
Total assets	**17,955**	**911**	**18,866**
Liabilities:			
Financial liabilities at fair value through profit or loss	10,387	–	10,387
Provisions - Insurance policies and reserves	6,339	–	6,339
All remaining liabilities	246	318	564
Total liabilities	**16,972**	**318**	**17,290**
Net assets[1]	983	593	1,576
Total liabilities and equity	**17,955**	**911**	**18,866**

1 Includes minority interest of € 152 million.

Following the acquisition and in finalizing the purchase accounting in 2008, net assets acquired were reduced against the VOBA for € 5 million, resulting in revised net tangible assets of € 507 million and VOBA of € 917 million. Post-acquisition net revenues and net profits after tax related to Abbey Life in 2007 amounted to € 53 million and € 26 million, respectively.

Other Business Combinations finalized in 2007

Other business combinations, not being individually material, which were finalized in 2007, are presented in the aggregate. These transactions involved the acquisition of majority interests ranging between 51 % and 100 % for a total consideration of € 107 million, including € 1 million of costs directly related to these acquisitions.

Their impact on the Group's balance sheet was as follows.

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:			
Cash and due from banks	3	77	80
Goodwill	3	25	28
Other intangible assets	8	–	8
All remaining assets	91	44	135
Total assets	**105**	**146**	**251**
Total liabilities	**87**	**13**	**100**
Net assets	18	133	151
Total liabilities and equity	**105**	**146**	**251**

The effect of these acquisitions on net revenues and net profit or loss after tax of the Group in 2007 was € 2 million and € 1 million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2007
If the business combinations described above which were finalized in 2007, had all been effective as of January 1, 2007, the effect on the Group's net revenues and net profit or loss after tax in 2007 would have been € 426 million and € (74) million, respectively.

Business Combinations subject to completion in 2010
The following acquisitions have been or will be completed in 2010 and therefore are accounted for under the revised IFRS 3 R, "Business Combinations", which the Group decided to adopt as of January 1, 2010. However, disclosure requirements for these transactions at year-end 2009 are still governed by current IFRS 3.

Sal. Oppenheim. On October 28, 2009, Deutsche Bank AG ("Deutsche Bank") and the owners of Luxembourg based holding company Sal. Oppenheim jr. & Cie. S.C.A. ("Sal. Opp. S.C.A.") signed a framework agreement which allowed Deutsche Bank to acquire 100 % of Sal. Oppenheim Group ("Sal. Opp. Group") at a purchase price of approximately € 1.0 billion. The previous shareholders in Sal. Opp. S.C.A. have the option of acquiring a long-term shareholding of up to 20 % in the German subsidiary Sal. Oppenheim KGaA ("Sal. Opp. KGaA").

With the purchase of Sal. Opp. S.C.A., all activities of Sal. Opp. KGaA, BHF BANK AG ("BHF") and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. ("SOPEP") have transferred to Deutsche Bank. In addition, Deutsche Bank acquired 94.9 % (49 % of voting rights) of BHF Asset Servicing GmbH ("BAS") which was held by the Sal. Opp. S.C.A. shareholders. In addition to the envisaged sale of BAS, Deutsche Bank also intends to resell parts of Sal. Opp. KGaA's investment banking activities to third parties.

On provisional values, the purchase price for the different entities acquired is expected to total approximately € 1.3 billion. Further agreements have been reached with the owners of Sal. Opp. S.C.A. that could lead to an increase of the purchase price contingent upon the future performance of specific risk positions. The allocation of the purchase price and the determination of the net fair value of the identifiable assets, liabilities, and contingent liabilities for the Sal. Opp. Group as of the acquisition date is not yet finalized.

Sal. Oppenheim's Asset and Wealth Management activities will be maintained and expanded in the future under the private bank's established brand "Oppenheim" and "Sal. Oppenheim" and will preserve Sal. Oppenheim's identity, values, culture and service quality. With this transaction, the Group strengthens its position among high-net-worth private clients, family offices and trusts, especially in Germany.

The acquisition of the Sal. Opp. Group closes in the first quarter of 2010 and is implemented via various execution agreements which, in accordance with definitions provided in IAS 28, resulted in the Group having significant influence over the Sal. Opp. Group at year end 2009. As all significant legal and regulatory approvals have been obtained by January 29, 2010, the date of acquisition was set for that date and accordingly, the Group commenced consolidation of the Sal. Opp. Group in the first quarter 2010.

ABN AMRO. In December 2009, the Group signed a definitive agreement with ABN AMRO Bank N.V. ("ABN AMRO") to acquire parts of ABN AMRO's corporate and commercial banking activities in the Netherlands. The businesses to be acquired remain the same as those in the original agreement announced in July 2008, encompassing a network of 15 ABN AMRO branches: two corporate client units serving large corporate clients and 13 commercial advisory branches serving medium-sized clients in the Netherlands. In addition, as part of the transaction, the Group will acquire the Rotterdam-based bank, Hollandsche Bank Unie N.V. and the Dutch IFN Finance B.V which provides factoring services. The transaction is expected to be completed in the second quarter 2010.

Other Business Combinations completed in 2010

Other business combinations, not being individually material, which were finalized in 2010, include the step-acquisition of an additional 47.5 % interest in an existing associate domiciled in the Philippines. The acquisition resulted in a controlling ownership interest of 95 % and the consolidation of the investment in the first quarter 2010. The total consideration of € 6 million paid in cash was allocated to net assets acquired (including liabilities assumed) of € 10 million, resulting in negative goodwill of € 4 million which will be recognized as other income in the Group's income statement of the first quarter 2010.

Dispositions

During 2009, 2008 and 2007, the Group finalized several dispositions of subsidiaries/businesses. For a list and further details about these dispositions, please see Note [4]. The total cash consideration received for these dispositions in 2009, 2008 and 2007 was € 51 million, € 182 million and € 375 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2009	2008	2007
Cash and cash equivalents	49	66	52
All remaining assets	15	4,079	885
Total assets disposed	**64**	**4,145**	**937**
Total liabilities disposed	**73**	**3,490**	**463**

[35] Derivatives

Derivative Financial Instruments and Hedging Activities

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for both trading and risk management purposes. The Group's objectives in using derivative instruments are to meet customers' risk management needs, to manage the Group's exposure to risks and to generate revenues through proprietary trading activities.

In accordance with the Group's accounting policy relating to derivatives and hedge accounting as described in Note [1], all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.

Derivatives held for Trading Purposes

Sales and Trading

The majority of the Group's derivatives transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants, enabling revenue to be generated based on spreads and volume. Positioning means managing risk positions in the expectation of benefiting from favorable movements in prices, rates or indices. Arbitrage involves identifying and profiting from price differentials between markets and products.

Risk Management
The Group uses derivatives in order to reduce its exposure to credit and market risks as part of its asset and liability management. This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

Derivatives qualifying for Hedge Accounting

The Group applies hedge accounting if derivatives meet the specific criteria described in Note [1].

Fair Value Hedging

The Group undertakes fair value hedging, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.

The following table presents the value of derivatives held as fair value hedges.

in € m.	Assets 2009	Liabilities 2009	Assets 2008	Liabilities 2008
Derivatives held as fair value hedges	6,726	3,240	8,441	3,142

For the years ended December 31, 2009 and 2008, a loss of € 1.6 billion and a gain of € 4.1 billion, respectively, were recognized on the hedging instruments. For the same periods the gain on the hedged items, which were attributable to the hedged risk, was € 1.5 billion and a loss of € 3.8 billion, respectively.

Cash Flow Hedging

The Group undertakes cash flow hedging, using equity futures, interest rate swaps and foreign exchange forwards, in order to protect itself against exposures to variability in equity indices, interest rates and exchange rates.

The following table presents the value of derivatives held as cash flow hedges.

in € m.	Assets 2009	Liabilities 2009	Assets 2008	Liabilities 2008
Derivatives held as cash flow hedges	2	197	12	355

A schedule indicating the periods when hedged cash flows are expected to occur and when they are expected to affect the income statement is as follows.

in € m.	Within one year	1–3 years	3–5 years	Over five years
As of December 31, 2009				
Cash inflows from assets	42	79	65	106
Cash outflows from liabilities	(40)	(58)	(27)	(140)
Net cash flows	**2**	**21**	**38**	**(34)**
As of December 31, 2008[1]				
Cash inflows from assets	102	65	58	111
Cash outflows from liabilities	(71)	(38)	(49)	(304)
Net cash flows	**31**	**27**	**9**	**(194)**

1 Prior year amounts have been adjusted.

Of these expected future cash flows, most will arise in relation to the Group's two largest cash flow hedging programs.

First, Maher Terminals LLC, a fully consolidated subsidiary, utilizes a term borrowings program to fund its infrastructure asset portfolio. Future interest payments under the program are exposed to changes in wholesale variable interest rates. To hedge this volatility in highly probable future interest cash flows, and align its funding costs with the nature of its revenue profile, Maher Terminals LLC has transacted a series of term pay fixed interest rate swaps.

Second, under the terms of unit-linked contracts written by Abbey Life Assurance Company Limited, policyholders are charged an annual management fee expressed as a percentage of assets under management. In order to protect against volatility in the highly probable forecasted cash flow stream arising from the management fees, the Group has entered into three month rolling FTSE futures. Other cash flow hedging programs use interest rate swaps and FX forwards as hedging instruments.

For the years ended December 31, 2009 and December 31, 2008, balances of € (217) million and € (342) million, respectively, were reported in equity related to cash flow hedging programs. Of these, € (48) million and € (56) million, respectively, related to terminated programs. These amounts will be released to the income statement as appropriate.

For the years ended December 31, 2009 and December 31, 2008, a gain of € 119 million and a loss of € 265 million, respectively, were recognized in equity in respect of effective cash flow hedging.

For the years ended December 31, 2009 and December 31, 2008, losses of € 6 million and € 2 million, respectively, were removed from equity and included in the income statement.

For the years ended December 31, 2009 and December 31, 2008, a loss of € 7 million and a gain of € 27 million, respectively, were recognized due to hedge ineffectiveness.

As of December 31, 2009 the longest term cash flow hedge matures in 2027.

Net Investment Hedging

Using foreign exchange forwards and swaps, the Group undertakes hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent.

The following table presents the value of derivatives held as net investment hedges.

in € m.	Assets 2009	Liabilities 2009	Assets 2008	Liabilities 2008
Derivatives held as net investment hedges	94	364	1,081	1,220

For the years ended December 31, 2009 and December 31, 2008 losses of € 238 million and € 151 million respectively, were recognized due to hedge ineffectiveness.

[36] Regulatory Capital

Capital Management

The Group's Treasury function manages its capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on the Group's profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

Treasury implements the Group's capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. The Group is committed to maintain its sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. The Group's target for the Tier 1 capital ratio continues to be at 10 % or above.

The allocation of capital, determination of the Group's funding plan and other resource issues are framed by the Capital and Risk Committee.

Regional capital plans covering the capital needs of the Group's branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of the Group's subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of the Group's subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing the Group's capital and liquidity, the Group takes such legal and regulatory requirements into account.

The 2008 Annual General Meeting granted our management the authority to buy back up to 53.1 million shares before the end of October 2009. No shares had been repurchased under this authorization through the Annual General Meeting in May 2009 when a new authorization was granted.

The 2009 Annual General Meeting granted the Group's management the authority to buy back up to 62.1 million shares before the end of October 2010. During the period from the Annual General Meeting in May 2009 until year-end 2009, 11.7m shares (or 1.9 % of shares issued) were purchased for equity compensation purposes. The purchases were executed in July and August 2009.

In March 2009, the Group issued 50 million new registered shares to Deutsche Post AG. In turn, Deutsche Post AG contributed-in-kind a minority stake in Deutsche Postbank AG to Deutsche Bank AG.

The Group issued € 1.3 billion of hybrid Tier 1 capital for the year ended December 31, 2009. Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of December 31, 2009, amounted to € 10.6 billion compared to € 9.6 billion as of December 31, 2008.

Capital Adequacy

Since 2008, Deutsche Bank calculated and published consolidated capital ratios for the Deutsche Bank group of institutions pursuant to the Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"), which adopted the revised capital framework of the Basel Committee from 2004 ("Basel II") into German law.

The group of companies consolidated for banking regulatory purposes ("group of institutions") includes all subsidiaries as defined in the German Banking Act that are classified as banks, financial services institutions, investment management companies, financial enterprises, ancillary services enterprises or payment institutions. It does not include insurance companies or companies outside the finance sector.

For financial conglomerates, however, insurance companies are included in an additional capital adequacy (also "solvency margin") calculation. The Group has been designated as a financial conglomerate following the acquisition of Abbey Life Assurance Company Limited in October 2007. The Group's solvency margin as a financial conglomerate remains dominated by its banking activities.

A bank's total regulatory capital, also referred to as "Own Funds", is divided into three tiers: Tier 1, Tier 2 and Tier 3 capital, and the sum of Tier 1 and Tier 2 capital is also referred to as "Regulatory Banking Capital".

— Tier 1 capital consists primarily of common share capital, additional paid-in capital, retained earnings and hybrid capital components such as noncumulative trust preferred securities. Common shares in treasury, goodwill and other intangible assets are deducted from Tier 1. Other regulatory adjustments according to the Banking Act entail the exclusion of capital from entities outside the group of institutions and the reversal of capital effects under the fair value option on financial liabilities due to own credit risk. Tier 1 capital without hybrid capital components is referred to as Core Tier 1 capital.

— Tier 2 capital consists primarily of cumulative trust preferred securities and long-term subordinated debt, as well as 45 % of unrealized gains on certain listed securities.

  Certain items must be deducted from Tier 1 and Tier 2 capital. Primarily these include deductible investments in unconsolidated banking, financial and insurance entities where the Group holds more than 10 % of the capital (in case of insurance entities 20 % either of the capital or of voting rights unless included in the solvency margin calculation of the financial conglomerate), the amount by which the expected loss for exposures to central governments, institutions and corporate and retail exposures as measured under the bank's internal ratings based approach ("IRBA") model exceeds the value adjustments and provisions for such exposures, the expected losses for certain equity exposures, securitization positions not included in the risk-weighted assets and the value of securities delivered to a counterparty plus any replacement cost to the extent the required payment by the counterparty has not been made within five business days after delivery provided the transaction has been allocated to the bank's trading book.

— Tier 3 capital consists mainly of certain short-term subordinated debt.

The amount of subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital.

The Tier 1 capital ratio is the principal measure of capital adequacy for internationally active banks. The ratio compares a bank's regulatory Tier 1 capital with its credit risks, market risks and operational risks pursuant to Basel II (which the Group refers to collectively as the "risk-weighted assets" or "RWA"). In the calculation of the risk-weighted assets the Group uses BaFin approved internal models for all three risk types. More than 90 % of the Group's exposure relating to asset and off-balance sheet credit risks is measured using internal rating models under the so-called advanced IRBA. The Group's market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group's internal models. For operational risk calculations, the Group uses the so-called Advanced Measurement Approach ("AMA") pursuant to the German Banking Act.

The following two tables present a summary of the Group's regulatory capital and RWA.

in € m. (unless stated otherwise)	Dec 31, 2009	Dec 31, 2008
Credit risk	217,003	247,611
Market risk[1]	24,880	23,496
Operational risk	31,593	36,625
Total risk-weighted assets	**273,476**	**307,732**
Tier 1 capital	34,406	31,094
Thereof Core Tier 1 capital	23,790	21,472
Tier 2 capital	3,523	6,302
Tier 3 capital	–	–
Total regulatory capital	**37,929**	**37,396**
Tier 1 capital ratio	12.6 %	10.1 %
Core Tier 1 capital ratio	8.7 %	7.0 %
Total capital ratio	13.9 %	12.2 %
Average Active Book Equity	**34,613**	**32,079**

1 A multiple of the Group's value-at-risk, calculated with a confidence level of 99 % and a ten-day holding period.

The Group's total capital ratio was 13.9 % on December 31, 2009, significantly higher than the 8 % minimum ratio required.

The Group's Tier 1 capital was € 34.4 billion on December 31, 2009 and € 31.1 billion on December 31, 2008. The Tier 1 capital ratio was 12.6 % as of December 31, 2009 and 10.1 % as of December 31, 2008, both exceeding the Group's target ratio of 10 %. Core Tier 1 capital amounted to € 23.8 billion on December 31, 2009 and € 21.5 billion on December 31, 2008 with Core Tier 1 ratio of 8.7 % and 7.0 % respectively.

The Group's Tier 2 capital was € 3.5 billion on December 31, 2009, and € 6.3 billion on December 31, 2008, amounting to 10 % and 20 % of Tier 1 capital, respectively.

The German Banking Act and Solvency Regulation rules require the Group to cover its market risk as of December 31, 2009, with € 1,990 million of total regulatory capital (Tier 1 + 2 + 3) compared to € 1,880 million as of December 31, 2008. The Group met this requirement entirely with Tier 1 and Tier 2 capital that was not required for the minimum coverage of credit and operational risk.

The following are the components of Tier 1 and Tier 2 capital for the Group of companies consolidated for regulatory purposes as of December 31, 2009, and December 31, 2008.

in € m.	Dec 31, 2009	Dec 31, 2008
Tier 1 capital:		
Core Tier 1 capital:		
Common shares	1,589	1,461
Additional paid-in capital	14,830	14,961
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	21,807	16,724
Items to be fully deducted from Tier 1 capital (inter alia goodwill and intangible assets)	(10,238)	(10,125)
Items to be partly deducted from Tier 1 capital:		
Deductible investments in banking, financial and insurance entities	(2,120)	(771)
Securitization positions not included in risk-weighted assets	(1,033)	(279)
Excess of expected losses over risk provisions	(1,045)	(499)
Items to be partly deducted from Tier 1 capital[1]	(4,198)	(1,549)
Core Tier 1 capital	**23,790**	**21,472**
Additional Tier 1 capital:		
Noncumulative trust preferred securities	10,616	9,622
Additional Tier 1 capital	**10,616**	**9,622**
Total Tier 1 capital	**34,406**	**31,094**
Tier 2 capital:		
Unrealized gains on listed securities[2] (45 % eligible)	331	–
Cumulative preferred securities	294	300
Qualified subordinated liabilities	7,096	7,551
Items to be partly deducted from Tier 2 capital	(4,198)	(1,549)
Total Tier 2 capital	**3,523**	**6,302**

1 Pursuant to German Banking Act Section 10 (6) and Section 10 (6a) in conjunction with German Banking Act Section 10a.
2 Net unrealized gains and losses on listed securities as to be determined for regulatory purposes were negative at the end of 2008 € (108) million and were fully deducted from Tier 1 capital.

The following table reconciles shareholders' equity according to IFRS to Tier 1 capital pursuant to Basel II.

in € m.	Dec 31, 2009	Dec 31, 2008
Total shareholders' equity	**36,647**	**30,703**
Unrealized net gains (losses) on financial assets available for sale	121	882
Unrealized net gains (losses) on cash flow hedges	136	349
Accrued future dividend	(466)	(310)
Active book equity	**36,438**	**31,624**
Goodwill and intangible assets	(10,169)	(9,877)
Minority interest	1,322	1,211
Other (consolidation and regulatory adjustments)	397	63
Noncumulative trust preferred securities	10,616	9,622
Items to be partly deducted from Tier 1 capital	(4,198)	(1,549)
Tier 1 capital	**34,406**	**31,094**

Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period the partial inclusion of certain goodwill components in Tier 1 capital is allowed pursuant to German Banking Act Section 64h (3). While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.

As of December 31, 2009, the transitional item amounted to € 462 million. In the Group's reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group's Tier 1 and total capital ratios reported to the German regulatory authorities including this item were 12.7 % and 14.0 %, respectively, on December 31, 2009.

Failure to meet minimum capital requirements can result in orders to suspend or reduce dividend payments or other profit distributions on regulatory capital and discretionary actions by the BaFin that, if undertaken, could have a direct material effect on the Group's businesses. The Group complied with the regulatory capital adequacy requirements in 2009.

[37] Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group's related parties include

- key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,
- subsidiaries, joint ventures and associates, and
- post-employment benefit plans for the benefit of Deutsche Bank employees.

The Group has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectibility or present other unfavorable features.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board to constitute key management personnel for purposes of IAS 24.

The following table presents the compensation expense of key management personnel.

in € m.	2009	2008	2007
Short-term employee benefits	22	9	30
Post-employment benefits	3	3	4
Other long-term benefits	–	–	–
Termination benefits	–	–	–
Share-based payment	7	8	8
Total	**32**	**20**	**42**

Among the Group's transactions with key management personnel as of December 31, 2009 were loans and commitments of € 9 million and deposits of € 21 million. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Joint Ventures and Associates

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures also qualify as related party transactions and are disclosed as follows.

Loans

in € m.	2009	2008
Loans outstanding, beginning of year	**834**	**2,081**
Loans issued during the year	366	1,623
Loan repayment during the year	209	514
Changes in the group of consolidated companies[1]	(83)	(2,200)
Exchange rate changes/other	57	(156)
Loans outstanding, end of year[2]	**965**	**834**
Other credit risk related transactions:		
Allowance for loan losses	4	4
Provision for loan losses	31	4
Guarantees and commitments[3]	135	95

1 In 2009 one entity that was accounted for using the equity method was sold. In 2008 four entities that were accounted for using the equity method were fully consolidated for the first time. Therefore loans made to these investments were eliminated on consolidation.

2 Included in this amount are loans past due of € 15 million and € 7 million as of December 31, 2009 and 2008, respectively. For the above loans the Group held collateral of € 375 million and € 361 million as of December 31, 2009 and as of December 31, 2008, respectively. Loans included also € 4 million and € 143 million loans with joint ventures as of December 31, 2009 and 2008, respectively. For these loans no loan loss allowance was required.

3 The guarantees above include financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.

Deposits

in € m.	2009	2008
Deposits outstanding, beginning of year	**246**	**962**
Deposits received during the year	287	955
Deposits repaid during the year	161	685
Changes in the group of consolidated companies[1]	(6)	(693)
Exchange rate changes/other	1	(293)
Deposits outstanding, end of year[2]	**367**	**246**

1 In 2009 one entity that was accounted for using the equity method was sold. In 2008 one entity that was accounted for using the equity method was fully consolidated. Therefore deposits received from this investment were eliminated on consolidation.

2 The deposits are unsecured. Deposits include also € 0.4 million and € 18 million deposits from joint ventures as of December 31, 2009 and as of December 31, 2008, respectively.

Other Transactions

As of December 31, 2009 positive and negative market values from derivative financial transactions with associated companies amounted to € 3.7 billion and € 3.0 billion, respectively. Positive market values from derivative financial instruments with associated companies were € 390 million as of December 31, 2008. The increase was attributable to changes in the composition of the Group's associated companies. Other transactions with related parties also reflected the following:

Business Relationships with Deutsche Postbank AG: In addition to the acquisition of an interest in Deutsche Postbank AG, Deutsche Bank AG signed a cooperation agreement with Postbank. The cooperation agreement encompasses financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covers sourcing and IT-infrastructure.

Xchanging etb GmbH: The Group holds a stake of 44 % in Xchanging etb GmbH and accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH ("XTB"). Two of the four executive directors of Xchanging etb GmbH and one member of the supervisory board of XTB are employees of the Group. The Group's arrangements reached with Xchanging in 2004 include a 12-year outsourcing agreement with XTB for security settlement services and are aimed at reducing costs without compromising service quality. In 2009 and 2008, the Group received services from XTB with volume of € 104 million and € 94 million, respectively. In 2009 and 2008, the Group provided supply services (e.g., IT and real estate-related services) with volumes of € 29 million and € 26 million, respectively, to XTB.

Mutual funds: The Group offers clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. For all funds the Group determines a projected yield based on current money market rates. However, no guarantee or assurance is given that these yields will actually be achieved. Though the Group is not contractually obliged to support these funds, it made a decision, in a number of cases in which actual yields were lower than originally projected (although still above any guaranteed thresholds), to support the funds' target yields by injecting cash of € 16 million in 2009 and € 207 million in 2008.

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group's pension funds may hold or trade Deutsche Bank shares or securities. A summary of transactions with related party pension plans follows.

in € m.	2009	2008
Deutsche Bank securities held in plan assets:		
Equity shares	–	–
Bonds	–	–
Other securities	26	4
Total	**26**	**4**
Property occupied by/other assets used by Deutsche Bank	–	–
Derivatives: Market value for which DB (or subsidiary) is a counterparty	177	335
Derivatives: Notional amount for which DB (or subsidiary) is a counterparty	11,604	9,172
Fees paid from Fund to any Deutsche Bank asset manager(s)	21	23

[38] Information on Subsidiaries

Deutsche Bank AG is the direct or indirect holding company for the Group's subsidiaries.

Significant Subsidiaries

The following table presents the significant subsidiaries Deutsche Bank AG owns, directly or indirectly.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States
Deutsche Bank Luxembourg S.A.[4]	Luxembourg
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[5]	Frankfurt am Main, Germany
DB Capital Markets (Deutschland) GmbH[6]	Frankfurt am Main, Germany
DWS Investment GmbH[7]	Frankfurt am Main, Germany
DB Valoren S.á.r.l.[8]	Luxembourg
DB Equity S.á.r.l.[9]	Luxembourg

1 This company is a holding company for most of the Group's subsidiaries in the United States.
2 This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.
3 Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and is a member of the New York Stock Exchange and regulated by the Financial Industry Regulatory Authority. It is also regulated by the individual state securities authorities in the states in which it operates.
4 The primary business of this company comprises treasury and global market activities, especially as a major supplier of Euro liquidity for Deutsche Bank Group, the international loan business with a specific focus on continental Europe, and private banking.
5 The company serves private individuals, affluent clients and small business clients with banking products.
6 This company is a German limited liability company and operates as a holding company for a number of European subsidiaries, mainly institutional and mutual fund management companies located in Germany, Luxembourg, Austria, Switzerland, Italy, Poland, and Cyprus.
7 This company, in which DB Capital Markets (Deutschland) GmbH indirectly owns 100 % of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.
8 This company is a holding company for the Group's subgroups in Australia, New Zealand, and Singapore. It is also the holding company for DB Equity S.á.r.l.
9 This company is the holding company for the Group's minority stake in Deutsche Postbank AG.

The Group owns 100 % of the equity and voting rights in these significant subsidiaries. They prepare financial statements as of December 31 and are included in the Group's consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Subsidiaries may have restrictions on their ability to transfer funds, including payment of dividends and repayment of loans, to Deutsche Bank AG. Reasons for the restrictions include:

- Central bank restrictions relating to local exchange control laws
- Central bank capital adequacy requirements
- Local corporate laws, for example limitations regarding the transfer of funds to the parent when the respective entity has a loss carried forward not covered by retained earnings or other components of capital.

Subsidiaries where the Group owns 50 percent or less of the Voting Rights

The Group also consolidates certain subsidiaries although it owns 50 percent or less of the voting rights. Most of those subsidiaries are special purpose entities ("SPEs") that are sponsored by the Group for a variety of purposes.

In the normal course of business, the Group becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, commercial paper programs, repackaging and investment products, mutual funds, structured transactions, leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

Investees where the Group owns more than half of the Voting Rights

The Group owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when

- another investor has the power over more than half of the voting rights by virtue of an agreement with the Group, or
- another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement, or
- another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when
- another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The "List of Shareholdings 2009" is published as a separate document and deposited with the German Electronic Federal Gazette ("elektronischer Bundesanzeiger"). It is available in the Investor Relations section of Deutsche Bank's website (http://www.deutsche-bank.de/ir/en/content/reports.htm), but can also be ordered free of charge.

[39] Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

			Dec 31, 2009			Dec 31, 2008
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	4,613	(1,534)	3,079	3,963	(1,407)	2,556
Investment contracts	7,278	–	7,278	5,977	–	5,977
Total	**11,891**	**(1,534)**	**10,357**	**9,940**	**(1,407)**	**8,533**

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact to their respective balance sheet line items. In the table above, reinsurance amounts are shown gross.

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

		2009		2008
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance, beginning of year	**3,963**	**5,977**	**6,450**	**9,796**
New business	121	171	236	158
Claims paid	(285)	(549)	(405)	(618)
Other changes in existing business	427	1,145	(850)	(935)
Exchange rate changes	387	534	(1,468)	(2,424)
Balance, end of year	**4,613**	**7,278**	**3,963**	**5,977**

Included in Other changes in existing business for the investment contracts is € 1,145 million and € (935) million attributable to changes in the underlying assets' fair value for the years ended December 31, 2009 and December 31, 2008, respectively.

Key Assumptions in relation to Insurance Business

The liabilities will vary with movements in interest rates, which are applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.

Assumptions are made related to all material factors affecting future cash flows, including future interest rates, mortality and costs. The assumptions to which the long-term business amount is most sensitive are the interest rates used to discount the cash flows and the mortality assumptions, particularly those for annuities.

The assumptions are set out below:

Interest Rates

Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and term of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.

Mortality

Mortality rates are based on published tables, adjusted appropriately to take into account changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. If appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on a percentage of the medium cohort projection subject to a minimum of rate of improvement of 1.25 % per annum.

Costs

For non-linked contracts, allowance is made explicitly for future expected per policy costs.

Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed as 60 % for the years ended December 31, 2009 and December 31, 2008.

Key Assumptions impacting Value of Business Acquired (VOBA)

The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of acquisition. If assumptions were required about future mortality, morbidity, persistency and expenses, they were determined on a best estimate basis taking into account the business's own experience. General economic assumptions were set considering the economic indicators at the date of acquisition.

The rate of VOBA amortization is determined by considering the profile of the business acquired and the expected depletion in future value. At the end of each accounting period, the remaining VOBA is tested against the future net profit expected related to the business that was in force at the date of acquisition. If there is insufficient net profit, the VOBA will be written down to its supportable value.

Key Changes in Assumptions

Upon acquisition of Abbey Life Assurance Company Limited in October 2007, liabilities for insurance contracts were recalculated from a U.K. GAAP to a U.S. GAAP best estimate basis in line with the provisions of IFRS 4. The noneconomic assumptions set at that time have not been changed but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.

Sensitivity Analysis (in respect of Insurance Contracts only)

The following table presents the sensitivity of the Group's profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity	
in € m.	2009	2008	2009	2008
Variable:				
Mortality[1] (worsening by ten percent)	(11)	(12)	(11)	(12)
Renewal expense (ten percent increase)	(2)	(1)	(2)	(1)
Interest rate (one percent increase)	(1)	(6)	(158)	(142)

1 The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations ("PADs"). For these contracts, under U.S. GAAP, any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, if the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change, and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

[40] Current and Non-Current Assets and Liabilities

The following tables present an analysis of each asset and liability line item by amounts recovered or settled within or after one year as of December 31, 2009 and December 31, 2008.

Asset items as of December 31, 2009, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2009
Cash and due from banks	9,346	–	9,346
Interest-earning deposits with banks	46,383	850	47,233
Central bank funds sold and securities purchased under resale agreements	6,587	233	6,820
Securities borrowed	43,509	–	43,509
Financial assets at fair value through profit or loss	943,143	22,177	965,320
Financial assets available for sale	3,605	15,214	18,819
Equity method investments	–	7,788	7,788
Loans	93,781	164,324	258,105
Property and equipment	–	2,777	2,777
Goodwill and other intangible assets	–	10,169	10,169
Other assets	113,255	8,283	121,538
Assets for current tax	1,247	843	2,090
Total assets before deferred tax assets	**1,260,856**	**232,658**	**1,493,514**
Deferred tax assets			7,150
Total assets			**1,500,664**

Liability items as of December 31, 2009, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2009
Deposits	310,805	33,415	344,220
Central bank funds purchased and securities sold under repurchase agreements	45,453	42	45,495
Securities loaned	5,098	466	5,564
Financial liabilities at fair value through profit or loss	702,804	19,470	722,274
Other short-term borrowings	42,897	–	42,897
Other liabilities	147,506	6,775	154,281
Provisions	1,307	–	1,307
Liabilities for current tax	729	1,412	2,141
Long-term debt	18,895	112,887	131,782
Trust preferred securities	746	9,831	10,577
Obligation to purchase common shares	–	–	–
Total liabilities before deferred tax liabilities	**1,276,240**	**184,298**	**1,460,538**
Deferred tax liabilities			2,157
Total liabilities			**1,462,695**

Asset items as of December 31, 2008, follow.

in € m.	Amounts recovered or settled within one year	after one year	Total Dec 31, 2008
Cash and due from banks	9,826	–	9,826
Interest-earning deposits with banks	63,900	839	64,739
Central bank funds sold and securities purchased under resale agreements	8,671	596	9,267
Securities borrowed	35,016	6	35,022
Financial assets at fair value through profit or loss	1,598,362	25,449	1,623,811
Financial assets available for sale	7,586	17,249	24,835
Equity method investments	–	2,242	2,242
Loans	103,436	165,845	269,281
Property and equipment	–	3,712	3,712
Goodwill and other intangible assets	–	9,877	9,877
Other assets	135,408	2,421	137,829
Assets for current tax	3,217	295	3,512
Total assets before deferred tax assets	**1,965,422**	**228,531**	**2,193,953**
Deferred tax assets			8,470
Total assets			**2,202,423**

Liability items as of December 31, 2008, follow.

in € m.	Amounts recovered or settled within one year	after one year	Total Dec 31, 2008
Deposits	360,298	35,255	395,553
Central bank funds purchased and securities sold under repurchase agreements	84,481	2,636	87,117
Securities loaned	3,206	10	3,216
Financial liabilities at fair value through profit or loss	1,308,128	25,637	1,333,765
Other short-term borrowings	39,115	–	39,115
Other liabilities	157,750	2,848	160,598
Provisions	1,418	–	1,418
Liabilities for current tax	1,086	1,268	2,354
Long-term debt	22,225	111,631	133,856
Trust preferred securities	983	8,746	9,729
Obligation to purchase common shares	4	–	4
Total liabilities before deferred tax liabilities	**1,978,694**	**188,031**	**2,166,725**
Deferred tax liabilities			3,784
Total liabilities			**2,170,509**

[41] Supplementary Information to the Consolidated Financial Statements according to Section 315a HGB

As required by Section 315a German Commercial Code ("HGB"), the consolidated financial statements prepared in accordance with IFRS must provide additional disclosures which are given below.

Staff Costs

in € m.	2009	2008
Staff costs:		
Wages and salaries	9,336	8,060
Social security costs	1,974	1,546
thereof: those relating to pensions	472	510
Total	**11,310**	**9,606**

Staff

The average number of effective staff employed in 2009 was 79,098 (2008: 79,931) of whom 33,400 (2008: 33,837) were women. Part-time staff is included in these figures proportionately. An average of 51,183 (2008: 51,993) staff members worked outside Germany.

Management Board and Supervisory Board Remuneration

The total compensation of the Management Board was € 38,978,972 and € 4,476,684 for the years ended December 31, 2009 and 2008, respectively, thereof € 32,179,626 and € 0 for variable components. All Management Board members active in 2008 have irrevocably waived any entitlements to payment of variable compensation for the 2008 financial year.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 19,849,430 and € 19,741,906 for the years ended December 31, 2009 and 2008, respectively.

The Supervisory Board received in addition to a fixed payment (including meeting fees) of € 2,436,000 and € 2,478,500 (excluding value-added tax), variable emoluments totaling € 125,316 and € 0 for the years ended December 31, 2009 and 2008, respectively. The Supervisory Board resolved to forgo any variable compensation for the financial year 2008.

Provisions for pension obligations to former members of the Management Board and their surviving dependents amounted to € 171,135,197 and € 167,420,222 at December 31, 2009 and 2008, respectively.

Loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 8,128,645 and € 2,641,142 and for members of the Supervisory Board of Deutsche Bank AG to € 1,166,445 and € 1,396,955 for the years ended December 31, 2009 and 2008, respectively. Members of the Supervisory Board repaid € 23,883 loans in 2009.

Other Publications

The "List of Shareholdings 2009" is published as a separate document and deposited with the German Electronic Federal Gazette ("elektronischer Bundesanzeiger"). It is available in the Investor Relations section of Deutsche Bank's website (http://www.deutsche-bank.de/ir/en/content/reports.htm).

Corporate Governance

Deutsche Bank AG has approved the Declaration of Conformity in accordance with section 161 of the German Corporation Act (AktG). The declaration is published on Deutsche Bank's website (http://www.deutsche-bank.com/corporate-governance).

Principal Accounting Fees and Services

The table below gives a breakdown of the fees charged by the Group's auditors for the 2009 and 2008 financial year.

Fee category in € m.	2009	2008
Audit fees	45	47
thereof to KPMG Europe LLP	29	30
Audit-related fees	6	8
thereof to KPMG Europe LLP	4	6
Tax fees	5	7
thereof to KPMG Europe LLP	2	2
All other fees	–	–
thereof to KPMG Europe LLP	–	–
Total fees	**56**	**62**

For further information please refer to the Corporate Governance Statement/Corporate Governance Report.

Confirmations

03

Independent Auditors' Report

We have audited the consolidated financial statements prepared by the Deutsche Bank Aktiengesellschaft, comprising the balance sheet, the income statement, the statement of changes in equity, the statement of recognized income and expense, the cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1, 2009 to December 31, 2009. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315a paragraph 1 HGB (German Commercial Code) are the responsibility of Deutsche Bank Aktiengesellschaft's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS.

We conducted our audit of the consolidated financial statements in accordance with section 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany), and in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to section 315a paragraph 1 HGB and full IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 5, 2010

KPMG AG
Wirtschaftsprüfungsgesellschaft

Becker
Wirtschaftsprüfer

Bose
Wirtschaftsprüfer

Responsibility Statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt am Main, March 3, 2010


Josef Ackermann


Hugo Bänziger


Michael Cohrs


Jürgen Fitschen


Anshuman Jain


Stefan Krause


Hermann-Josef Lamberti


Rainer Neske

Report of the Supervisory Board

Again in 2009, despite all of the efforts of individual governments and central banks, the financial crisis, which developed into an economic crisis, determined the course of events on the capital markets. Increasingly, the consequences of the crisis for banks have become apparent, along with the measures necessary to prevent future crises. There will be stricter rules for banks, higher equity capital ratios and requirements in risk management as well as revised compensation systems, to mention only a few of the changes ahead. Our bank has accepted and will continue to accept these challenges, and will successfully master them in the future, too.

Following 2008, the year of the worst financial crisis in decades, Deutsche Bank again generated a profit after taxes and was able to increase its Tier 1 capital ratio to 12.6 %. Our core Tier 1 capital ratio is at 8.7 %. The bank's capital strength continues to be a top priority for the Management Board and Supervisory Board. We also took this into account in this year's dividend proposal. In particular, the bank's strategy and business model were aligned to the changed market and regulatory conditions. Consequently, risk-weighted assets were successfully reduced by more than € 40 billion between the first quarter and end of the year 2009. We would like to thank the Management Board and the bank's employees for their great personal dedication.

In 2009, we addressed numerous statutory and regulatory changes that, in many cases, resulted in increased corporate governance requirements and a further intensification of the work of the Supervisory Board. Last year, we extensively discussed the bank's economic and financial development, its operating environment, risk position, planning and internal control system. We held in-depth discussions with the Management Board on the bank's strategy and continued implementation of the measures on the management agenda. The Management Board reported to us regularly, without delay and comprehensively on business policies and other fundamental issues relating to management and corporate planning, the bank's financial development and earnings situation, the bank's risk, liquidity and capital management as well as transactions and events that were of significant importance to the bank. We advised the Management Board and monitored its management of business. We were involved in decisions of fundamental importance. Regular discussions were held between the Chairman of the Supervisory Board and the Chairman of the Management Board dealing with important topics and upcoming decisions. Between meetings, the Management Board kept us informed in writing of important events. Resolutions were passed by circulation procedure when necessary between the meetings.

Meetings of the Supervisory Board

The Supervisory Board held seven meetings in the 2009 financial year.

At the first meeting of the year on February 4, 2009, we discussed the development of business in 2008, the key figures of the Annual Financial Statements for 2008, a comparison of the plan-actual figures for 2008, the dividend proposal and the corporate planning for the years 2009 to 2011. Furthermore, we approved the structure of the Management Board's compensation system, along with key contractual elements based on the recommendation of the Chairman's Committee.

At the financial statements meeting on March 17, 2009, based on the recommendation of the Audit Committee and after a discussion with the auditor, we approved the Annual Financial Statements for 2008, which were thus established. Furthermore, the Corporate Governance Report as well as the Compliance and Anti-Money Laundering Report were discussed, and the corporate planning for the years 2009 to 2011 was noted with approval. As proposed by the Chairman's Committee, we expanded the Management Board by appointing four new members for a period of three years with effect from April 1, 2009. We obtained extensive information on the key risk positions and the Group's risk management. Changes in the composition of the Regional Advisory Boards and Advisory Councils in Germany were presented to us, and the resolution proposals for the Agenda of the General Meeting 2009 were approved.

At an extraordinary meeting on April 27, 2009, we were informed of the development of the bank's business in the first quarter of 2009. Furthermore, following speculation in the public, we announced our intention to extend Dr. Ackermann's appointment to the Management Board at our meeting on July 28, 2009, by another three years, until the end of the Ordinary General Meeting in 2013.

At another extraordinary meeting on May 15, 2009, we received and extensively discussed a preliminary report on events in the Corporate Security area produced by the law firm Cleary Gottlieb Steen & Hamilton, which had been retained to conduct an independent investigation.

At the meeting on the day before the General Meeting, we were informed of the status of the investigations in Corporate Security. Furthermore, we discussed the procedures for the General Meeting and the announced counterproposals. As necessary, resolutions were approved.

On July 28, 2009, we were informed of the bank's development in the first six months of the year. As intended, we extended Dr. Ackermann's appointment to the Management Board by three years, until the end of the Ordinary General Meeting in 2013. Furthermore, the final report by Cleary Gottlieb Steen & Hamilton on the events in the Corporate Security area was presented to us and extensively discussed. Mr. Jain provided an overview of the development and products of Global Markets, the business division he heads. Based on the supplements to the German Corporate Governance Code approved by the Government Commission in June 2009, amendments to the terms of reference for the Supervisory Board, for the Chairman's Committee, for the Audit Committee and for the Management Board were resolved, thus implementing all of the new recommendations of the Code. We were informed in detail of the significant regulations in the Modernization of Accounting Rules Act (BilMoG), the Act on the Appropriateness of Management Board Compensation (VorstAG) and the Act on Strengthening Financial Market and Insurance Supervision (GSFV).

At the last meeting of the year on October 28, 2009, we approved the intended acquisition of Sal. Oppenheim. Furthermore, we also agreed to the modified framework conditions for the acquisition of a significant portion of ABN Amro's commercial banking activities in the Netherlands. We were informed of the development of business in the third quarter and, together with the Management Board, discussed in detail the bank's strategic further development as well as the corresponding targets and planned measures. In addition, our discussions focused on changes in regulatory framework conditions and the effects of the G-20 meeting resolutions on Deutsche Bank AG. Mr. Lamberti presented to us the Deutsche Bank Human Resources Report on staff development and succession planning.

In the year 2009, all members of the Supervisory Board participated in the Supervisory Board meetings with only few exceptions.

The Committees of the Supervisory Board

The Chairman's Committee met seven times during the reporting period. In addition, two telephone conferences took place. Between the meetings, the Chairman of the Chairman's Committee spoke with the Committee members regularly about issues of major importance. The Committee examined, in particular, the compensation system for the Management Board, including key contractual elements, the new statutory and regulatory requirements for Management Board compensation, the preparation of Management Board appointments, along with contract extensions, issues of succession planning and adjustments to the Management Board's terms of reference and business allocation plan. In addition, it prepared resolutions for the Supervisory Board and discussed the reports on the investigations of the Corporate Security area. Where required, the Committee gave its approval to Management Board members for their ancillary activities or to accept directorships at other companies. Furthermore, the Committee, as authorized on the basis of a Supervisory Board resolution, approved the Management Board's decision to acquire up to 7 % of the shares in Deutsche Postbank AG on the capital market. Finally, it handled the implementation of the new recommendations and suggestions of the German Corporate Governance Code and recommended that the Supervisory Board introduce a deductible for the Supervisory Board in the directors' and officers' liability insurance policy.

At its six meetings, the Risk Committee discussed the bank's exposures subject to mandatory approval under German law and the Articles of Association. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country, market and operational risks, the Committee also discussed legal and reputational risks. The Committee's discussions addressed the bank's risk position along with the developments of the global financial crisis and their impacts on the bank. These included, in particular, the measures to scale back risks in our trading areas, the development of risks in leveraged finance, commercial real estate lending and monoline insurers. With regard to the treasury function, discussions focused on the current and future drivers of regulatory capital requirements (risk-weighted assets) as well as the development of the bank's liquidity position. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met nine times in 2009. Representatives of the bank's auditor participated regularly in these meetings. Subjects covered were the audit of the Annual Financial Statements and Consolidated Financial Statements 2008, the quarterly financial statements, Forms 20-F and 6-K for the U.S. Securities and Exchange Commission (SEC), as well as the interim reports. The Committee dealt with the proposal for the election of the auditor for the 2009 financial year, issued the audit mandate, specified audit areas of focus, resolved on the auditor's remuneration and verified the auditor's independence in accordance with the requirements of the German Corporate Governance Code and the rules of the U.S. Public Company Accounting Oversight Board (PCAOB). The Audit Committee is convinced that, as in the previous years, there are no conflicts of interest on the part of the bank's auditor. It checked in detail to what extent our internal control systems are in accordance with the requirements of the Sarbanes-Oxley Act. The Committee assured itself of the effectiveness of the system of internal controls, risk management and internal audit and monitored the financial reporting and accounting process. When necessary, resolutions were passed or recommended for the Supervisory Board's approval. The Audit Committee had reports submitted to it regularly on the engagement of accounting firms, including the auditor, with non-audit-related tasks, on the work of internal audit, on issues relating to compliance, on legal and reputational risks as well as on special investigations and significant findings of regulatory authorities. Internal Audit's plan for the year was noted with approval. The Audit Committee did not receive any complaints in connection with accounting, internal accounting controls and auditing matters. At the last meeting of the year, the Committee obtained information from the Management Board and the auditor on key topics in planning for the Annual Financial Statements for 2009. These included, in particular, assets reclassified according to IAS 39, the valuation of specific assets in Corporate Investments, risk positions and the planned audit procedures. Furthermore, reports were presented to the Committee on the delineation of core capital qualifications as well as on performance and balance sheet management.

Meetings of the Nomination Committee and the Mediation Committee, which was established pursuant to the provisions of Germany's Co-Determination Act (MitbestG), were not necessary in 2009.

The committee chairmen reported regularly to the Supervisory Board on the work of the committees.

Corporate Governance

Implementation of the new recommendations and suggestions of the German Corporate Governance Code was discussed at the Supervisory Board and Chairman's Committee meetings in July 2009. The Supervisory Board resolved to implement the new recommendations of the Code and accordingly amended the terms of reference for the Supervisory Board, Chairman's Committee, Audit Committee and Management Board as necessary.

In addition, the Chairman's Committee and Supervisory Board addressed the new regulations on Management Board compensation at several meetings. The Supervisory Board resolved, in accordance with the regulations of the Act on the Appropriateness of Management Board Compensation (VorstAG), to introduce a deductible for the directors' and officers' liability insurance policy for the Management Board with effect from January 1, 2010. A corresponding deductible was simultaneously introduced for the directors' and officers' liability insurance policy for the Supervisory Board. As a result, the Management Board and Supervisory Board have been in compliance with all of the recommendations of the German Corporate Governance Code since January 1, 2010. Furthermore, the Supervisory Board resolved to retain an independent compensation consultant to check the structure of the Management Board's compensation and the appropriateness of the variable compensation for the 2009 financial year, develop proposals for the necessary adjustments, and provide comparative data and documents.

At its meeting in October 2009, the Supervisory Board resolved to carry out efficiency reviews, of both the full Supervisory Board and its Committees, on the basis of company-specific questionnaires. The results are to be discussed at the respective meetings during the period April to July 2010.

The Supervisory Board determined that it has what it considers to be an adequate number of independent members. It also determined that all members of the Audit Committee are independent as defined by the regulations of the Securities and Exchange Commission (SEC) issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Dr. Clemens Börsig and Dr. Karl-Gerhard Eick were determined to be financial experts in accordance with the rules of the Securities and Exchange Commission (SEC) as well as § 107 (4) and § 100 (5) of Germany's Stock Corporation Act (AktG).

The Declaration of Conformity pursuant to § 161 Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2008, was reissued at the Supervisory Board meeting on October 28, 2009, and updated on January 5, 2010, following the introduction of the deductible for the Supervisory Board in the directors' and officers' liability policy.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on January 5, 2010, can be found in the Financial Report 2009 on pages 320 – 334 and on our Internet website at http://www.deutsche-bank.de/ir/en/content/corporate_governance.htm. The terms of reference for the Supervisory Board and its committees as well as for the Management Board are also published there, each in their currently applicable versions.

Conflicts of Interest and Their Handling

The Risk Committee dealt with the loan approvals required pursuant to § 15 German Banking Act (KWG). Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken, or who might have faced a possible conflict of interests for other reasons, did not participate in the discussion and voting.

Dr. Börsig did not participate in the discussions and voting on resolutions of the Supervisory Board, Audit Committee and Chairman's Committee regarding the investigations of events in the Corporate Security area or in the related engagement of external consultants in so far as these investigations concerned him personally. The respective meetings of the Supervisory Board and Chairman's Committee were held under the direction of the Deputy Chairperson, Ms. Ruck, or Mr. Todenhöfer. In the meeting of the Chairman's Committee on April 27, 2009, Dr. Börsig did not participate in some of the discussions of the succession planning for Dr. Ackermann. At these times, the meeting was directed by Mr. Todenhöfer. Dr. Börsig did not participate in the Chairman's Committee's voting on the resolution on the support provided to active and former members of the bank's management bodies by corporate center departments in connection with the performance of directorships and tasks on the bank's behalf. Furthermore, he did not participate in the Chairman's Committee's consultations and voting on the resolutions relating to the handling of the allocation of shares from DB Equity Units and DB Restricted Equity Units to active and former members of the Management Board. The resolutions were approved without his involvement.

Dr. Eick did not participate in the discussion of and voting on the acquisition of Sal. Oppenheim due to a possible conflict of interests.

Occasionally, there were latent conflicts of interest on the part of individual Supervisory Board members. During the reporting period, for example, Ms. Förster and Ms. Ruck, representatives of the employees, were also members of the Supervisory Board of Deutsche Bank Privat- und Geschäftskunden AG. They did not participate in the discussions of the relevant topics, which took place in some cases in the committees they were not members of. Additional special measures to address these latent and only occasional conflicts of interest were not required.

Litigation

As in the preceding years, the Supervisory Board was regularly informed of important lawsuits and discussed further courses of action. These included the actions for rescission and to obtain information filed in connection with the General Meetings in 2003, 2004, 2005, 2006, 2007, 2008 and 2009, as well as Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer. The General Meeting's election of shareholder representatives on May 29, 2008, was contested by several shareholders. The case is under appeal. A final court ruling is still pending.

The election of the shareholder representatives by the General Meeting on June 10, 2003, was confirmed, as in the lower courts, by Germany's Supreme Court, as the final court of appeal, on February 16, 2009.

Furthermore, the Supervisory Board was informed on a regular basis of important lawsuits and detailed reports on these were presented to the Audit and Risk Committees.

Annual Financial Statements

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2009 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2009. The audits led in each case to an unqualified opinion. The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial Statements along with the auditor's report and discussed these extensively with the auditor. The Chairman of the Audit Committee reported to us on this at today's meeting of the Supervisory Board. We agreed with the results of the audits after inspecting the auditor's reports as well as an extensive discussion and agreed to the recommendation of the Audit Committee and determined that, also based on the results of our inspections, there were no objections to be raised.

Today, we approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. We agree to the Management Board's proposal for the appropriation of profits.

Personnel Issues

At the Supervisory Board meeting on March 17, 2009, it was resolved to expand the Management Board by four new members. With effect from April 1, 2009, Michael Cohrs, Jürgen Fitschen, Anshuman Jain and Rainer Neske were appointed members of the Management Board of Deutsche Bank AG for a period of three years. Mr. Cohrs came to Deutsche Bank in 1995 and has been member of the Group Executive Committee since 2002. On the bank's Management Board, he is responsible for Global Banking. Mr. Fitschen has been with Deutsche Bank since 1987, was already member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002. He is responsible for Regional Management. Mr. Jain came to Deutsche Bank in 1995 and was appointed member of the Group Executive Committee in 2002. He is responsible for Global Markets. Mr. Neske joined Deutsche Bank in 1990 and was appointed member of the Group Executive Committee as well as Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG in 2003. On the Management Board of Deutsche Bank AG, he is responsible for the Private and Business Clients Business Division.

Frankfurt am Main, March 12, 2010
The Supervisory Board



Dr. Clemens Börsig
Chairman

Corporate Governance Statement/Corporate Governance Report

04

Corporate Governance Statement/ Corporate Governance Report

All information presented in this Corporate Governance Statement/Corporate Governance Report is shown as of February 19, 2010.

Management Board and Supervisory Board

Management Board

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the committees installed by it are specified in its Terms of Reference, which are available in the respectively current version on our Internet website (www.deutsche-bank.com/corporate-governance).

On April 1, 2009 the Management Board was expanded by four new members. The new members, Michael Cohrs, Head of Global Banking, Jürgen Fitschen, Head of Regional Management, Anshuman (Anshu) Jain, Head of Global Markets, and Rainer Neske, Head of Private & Business Clients, were appointed for a three-year period of office. All of them were already members of the bank's Group Executive Committee. With this expansion of the Management Board, the Supervisory Board intended to strengthen the bank's highest management body.

The following paragraphs show information on the current members of the Management Board. The information includes their ages, the year in which they were appointed and the year in which their term expires, their current positions and area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Dr. Josef Ackermann
Age: 62
First appointed: 1996
Term expires: 2013

Dr. Josef Ackermann joined Deutsche Bank as a member of our Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board. On February 1, 2006, he was appointed Chairman of the Management Board.

After studying Economics and Social Sciences at the University of St. Gallen, he worked at the University's Institute of Economics as research assistant and received a doctorate in Economics. Dr. Ackermann started his professional career in 1977 at Schweizerische Kreditanstalt (SKA) where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets and Treasury, Investment Banking and Multinational Services. He worked in London and New York, as well as at several locations in Switzerland. Between 1993 and 1996, he served as President of SKA's Executive Board, following his appointment to that board in 1990.

Dr. Ackermann is a member of the Supervisory Board of Siemens AG (Second Deputy Chairman), Vice-Chairman of the Board of Directors of Belenos Clean Power Holding Ltd. and non-executive member of the Board of Directors of Royal Dutch Shell Plc.

Dr. Hugo Bänziger
Age: 54
First appointed: 2006
Term expires: 2014

Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000 and became Chief Risk Officer for Credit and Operational Risk in 2004.

Dr. Bänziger began his career in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Schweizerische Kreditanstalt (SKA) in Zurich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance. In 1990 he was appointed Global Head of Credit for CS Financial Products.

He studied Modern History, Law and Economics at the University of Berne, where he subsequently earned a doctorate in Economic History.

Dr. Bänziger is a member of the Supervisory Board of EUREX Clearing AG, member of the Supervisory Board of EUREX Frankfurt AG and a member of the Supervisory Board of EUREX Zürich AG.

Michael Cohrs
Age: 53
First appointed: 2009
Term expires: 2012

Michael Cohrs became a member of our Management Board on April 1, 2009. Mr. Cohrs joined Deutsche Bank in 1995 and has been a member of the Group Executive Committee since 2002. As member of our Management Board, he is responsible for the Global Banking Division.

Mr. Cohrs began his career in 1981 at Goldman Sachs & Co., New York. From 1989 to 1991 he worked as Head of European Equity Capital Markets at Goldman Sachs International, London and from 1991 to 1995 as Head of Global Equity Markets for SG. Warburg Securities in London.

Mr. Cohrs studied Economics at Harvard College and graduated in 1979 with a bachelor's degree and studied Business Administration at Harvard Business School and graduated in 1981 with a MBA.

Mr. Cohrs does not have any external directorships subject to disclosure.

Jürgen Fitschen
Age: 61
Appointed: 2009
Term expires: 2012

Jürgen Fitschen became a member of our Management Board on April 1, 2009. Mr. Fitschen has been with Deutsche Bank since 1987, was already a member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002 and Head of Regional Management since 2005. As member of our Management Board, he is responsible for Regional Management.

Mr. Fitschen studied Economics and Business Administration at the University of Hamburg and graduated in 1975 with a master's degree in Business Administration.

From 1975 to 1987, he worked at Citibank in Hamburg and Frankfurt am Main in various positions. In 1983 he was appointed member of the Executive Committee Germany of Citibank.

Mr. Fitschen is a member of the Board of Directors of Kühne + Nagel International AG, member of the Supervisory Board of METRO AG and member of the Supervisory Board of Schott AG.

Anshuman Jain
Age: 47
First Appointed: 2009
Term expires: 2012

Anshuman Jain became a member of our Management Board on April 1, 2009. Mr. Jain joined Deutsche Bank in 1995 and became Head of Global Markets in 2001 as well as a member of the Group Executive Committee in 2002. As member of our Management Board, he is responsible for Global Markets.

Mr. Jain studied Economics at Shri Ram College (Delhi University) and graduated in 1983, receiving a BA, and studied Business Administration at the University of Massachusetts and graduated in 1985 with a MBA Finance.

After his academic studies Mr. Jain worked until 1988 for Kidder Peabody, New York in Derivatives Research; from 1988 to 1995 he set up and ran the global hedge fund coverage group for Merrill Lynch, New York.

Mr. Jain is a non-executive Director of Sasol Ltd.

Stefan Krause
Age: 47
First appointed: 2008
Term expires: 2013

Stefan Krause became a member of our Management Board on April 1, 2008. He is our Chief Financial Officer.

Previously, Mr. Krause spent over 20 years in the automotive industry, holding various senior management positions with a strong focus on Finance and Financial Services. Starting in 1987 at BMW's Controlling department in Munich, he transferred to the U.S. in 1993, building up and ultimately heading BMW's Financial Services Division in the Americas. Relocating to Munich in 2001, he became Head of Sales Western Europe (excluding Germany). He was appointed member of the Management Board of BMW Group in May 2002, serving as Chief Financial Officer until September 2007 and subsequently as Chief of Sales & Marketing.

Mr. Krause studied Business Administration in Würzburg and graduated in 1986 with a master's degree in Business Administration.

Mr. Krause does not have any external directorships subject to disclosure.

Hermann-Josef Lamberti
Age: 54
First appointed: 1999
Term expires: 2014

Hermann-Josef Lamberti became a member of our Management Board in 1999. He is our Chief Operating Officer. He joined Deutsche Bank in 1998 as an Executive Vice President, based in Frankfurt.

Mr. Lamberti began his professional career in 1982 with Touche Ross in Toronto and subsequently joined Chemical Bank in Frankfurt. From 1985 to 1998 he worked for IBM, initially in Germany in the areas Controlling, Internal Application Development and Sales Banks/Insurance Companies. In 1993, he was appointed General Manager of the Personal Software Division for Europe, the Middle East and Africa at IBM Europe in Paris. In 1995, he moved to IBM in the U.S., where he was Vice President for Marketing and Brand Management. He returned to Germany in 1997 to take up the position of Chairman of the Management of IBM Germany in Stuttgart.

Mr. Lamberti studied Business Administration at the Universities of Cologne and Dublin and graduated in 1982 with a master's degree in Business Administration.

Mr. Lamberti is a member of the Supervisory Board of BVV Versicherungsverein des Bankgewerbes a.G., BVV Versorgungskasse des Bankgewerbes e.V., BVV Pensionsfonds des Bankgewerbes AG, member of the Supervisory Board of Deutsche Börse AG, member of the Board of Directors of European Aeronautic Defence and Space Company EADS N.V. and member of the Supervisory Board of Carl Zeiss AG.

Rainer Neske
Age: 45
First Appointed: 2009
Term expires: 2012

Rainer Neske became a member of our Management Board on April 1, 2009. He joined Deutsche Bank in 1990 and in 2000 was appointed member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. Since 2003 he has been a member of the Group Executive Committee and Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. On our Management Board, he is responsible for our Private & Business Clients Corporate Division.

Mr. Neske studied Computer Science and Business Administration at the University of Karlsruhe and graduated in 1990 with a master's degree in Information Technology.

Mr. Neske does not have any external directorships subject to disclosure.

Group Executive Committee

The Group Executive Committee was established in 2002. It comprises the members of the Management Board and senior representatives from the business divisions within our client-facing group divisions and from the management of our regions appointed by the Management Board. Dr. Josef Ackermann, Chairman of the Management Board, is also the Chairman of the Group Executive Committee.

The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following tasks and responsibilities:

- Provision of ongoing information to the Management Board on business developments and particular transactions;
- Regular review of our business segments;
- Consultation with and furnishing advice to the Management Board on strategic decisions;
- Preparation of decisions to be made by the Management Board.

Supervisory Board

The Supervisory Board appoints, supervises and advises the Management Board and is directly involved in decisions of fundamental importance to the bank. The Management Board regularly informs the Supervisory Board of the intended business policies and other fundamental matters relating to the assets, liabilities, financial and profit situation as well as its risk situation, risk management and risk controlling. A report is made to the Supervisory Board on corporate planning at least once a year. At the proposal of the Chairperson's Committee, the Supervisory Board determines the compensation of the individual members of the Management Board including the main contract elements and reviews it regularly. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. He maintains regular contact with the Management Board, especially with the Chairman of the Management Board, and consults with him on strategy, the development of business and risk management. The Supervisory Board Chairman is informed by the Chairman of the Management Board without delay of important events of substantial significance for the situation and development as well as for the management of Deutsche Bank Group. The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 of our Articles of Association. The Supervisory Board meets if required without the Management Board. For the performance of its duties, the Supervisory Board may, at its professional discretion, use the services of auditors, legal advisors and other internal and external consultants.

The duties, procedures and committees of the Supervisory Board are specified in its Terms of Reference, which are available in the respectively current version on the Deutsche Bank Internet website (www.deutsche-bank.com/corporate-governance).

The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual General Meeting on May 29, 2008, except for Dr. Siegert, who was elected at the Annual General Meeting 2007 until the end of the Annual General Meeting in 2012. The members elected by employees in Germany were elected on May 8, 2008. The information includes the members' ages, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other nonexecutive directorships and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Wolfgang Böhr* Age: 47 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Dusseldorf of Deutsche Bank; Member of the General Staff Council	No memberships or directorships subject to disclosure
Dr. Clemens Börsig Age: 61 Appointed by the court: 2006 Term expires: 2013	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Linde AG; Bayer AG; Daimler AG; Emerson Electric Company
Dr. Karl-Gerhard Eick Age: 56 Appointed by the court: 2004 Term expires: 2013	Deputy Chairman of the Management Board of Deutsche Telekom AG, Bonn, until February 28, 2009; Chairman of the Management Board of Arcandor AG, Essen from March 1, 2009 until September 1, 2009	T-Mobile International AG (until February 2009); T-Systems Enterprise Services GmbH (until February 2009); T-Systems Business Services GmbH (until February 2009); FC Bayern München AG (until December 2009); CORPUS SIREO Holding GmbH & Co. KG (Chairman); STRABAG Property and Facility Services GmbH (until December 2009); Hellenic Telecommunications Organization S.A. (OTE S.A.) (until March 2009); Thomas Cook Group Plc (until September 2009)
Heidrun Förster* Age: 62 First elected: 1993 Term expires: 2013	Chairperson of the Combined Staff Council Berlin of Deutsche Bank; Member of the General Staff Council	Deutsche Bank Privat- und Geschäftskunden AG; Betriebskrankenkasse Deutsche Bank AG
Alfred Herling* Age: 57 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Deputy Chairman of the General Staff Council; Chairman of the European Staff Council	No memberships or directorships subject to disclosure
Gerd Herzberg* Age: 59 Appointed by the court: 2006 Term expires: 2013	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (Deputy Chairman); DBV Winterthur Lebensversicherung AG (until April 2009); BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG – Deutsche Angestellten Wohnungsbau AG (Chairman) (until April 2009); Vattenfall Europe AG (Deputy Chairman)
Sir Peter Job Age: 68 Appointed by the court: 2001 Term expires: 2011		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell Plc; Mathon Systems (Advisory Board)
Prof. Dr. Henning Kagermann Age: 62 First elected: 2000 Term expires: 2013	Co-Chief Executive Officer of SAP AG, Walldorf until May 31, 2009	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation; Deutsche Post AG; Wipro Technologies (since October 2009)
Martina Klee* Age: 47 First elected: 2008 Term expires: 2013	Chairperson of the Staff Council GTO Frankfurt/Eschborn of Deutsche Bank; Member of the General Staff Council of Deutsche Bank	Sterbekasse für die Angestellten der Deutschen Bank VV a.G.
Suzanne Labarge Age: 63 First elected: 2008 Term expires: 2013		Coca-Cola Enterprises Inc.
Maurice Lévy Age: 68 First elected: 2006 Term expires: 2012	Chairman and Chief Executive Officer, Publicis Groupe S.A., Paris	Publicis Conseil S.A. (Chairman); Medias et Régies Europe S.A.; MMS USA Holdings, Inc.; Zenith Optimedia Group Ltd. (U.K.); Publicis Groupe U.S. Investments LLC; MMS USA Investments, Inc.; MMS USA LLC Investments, Inc.
Henriette Mark* Age: 52 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; Member of the Group and General Staff Councils; Member of the European Staff Council	No memberships or directorships subject to disclosure

Member	Principal occupation	Supervisory board memberships and other directorships
Gabriele Platscher* Age: 52 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank; Member of the Group and General Staff Councils	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)
Karin Ruck* Age: 44 First elected: 2003 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Deputy Chairperson of the Combined Staff Council Frankfurt branch of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG
Dr. Theo Siegert Age: 62 First elected: 2006 Term expires 2012	Managing Partner of de Haen Carstanjen & Söhne, Dusseldorf	E.ON AG; ERGO AG; Merck KGaA; E. Merck OHG (Member of the Shareholders' Committee); DKSH Holding Ltd. (Member of the Board of Administration); Henkel AG & Co. KGaA (since April 2009)
Dr. Johannes Teyssen Age: 50 First elected: 2008 Term expires: 2013	Chief Operating Officer and Deputy Chairman of the Management Board of E.ON AG, Dusseldorf	E.ON Energie AG; E.ON Ruhrgas AG; E.ON Energy Trading SE (Chairman); Salzgitter AG; E.ON Nordic AB; E.ON Sverige AB; E.ON Italia Holding s.r.l.
Marlehn Thieme* Age: 52 First elected: 2008 Term expires: 2013	Director Infrastructure/Regional Management Communications Corporate Citizenship Deutsche Bank AG, Frankfurt	No memberships or directorships subject to disclosure
Tilman Todenhöfer Age: 66 Appointed by the court: 2001 Term expires: 2013	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Internationale Beteiligungen AG (President of the Board of Administration); HOCHTIEF AG
Werner Wenning Age: 63 First elected: 2008 Term expires: 2013	Chairman of the Management Board of Bayer AG, Leverkusen	E.ON AG; Henkel AG & Co. KGaA (Member of the Shareholders' Committee); Bayer Schering Pharma AG (Chairman) (until August 2009); HDI V.a.G. (since October 2009); Talanx AG (since October 2009)
Leo Wunderlich* Age: 60 First elected: 2003 Term expires: 2013	Chairman of the Group and General Staff Councils of Deutsche Bank AG, Mannheim	No memberships or directorships subject to disclosure

* Elected by the employees in Germany.

Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest.

According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.

Standing Committees

The Supervisory Board has established the following five standing committees. The Report of the Supervisory Board provides information on the concrete work to the committees over the preceding year (see Report of the Supervisory Board on pages 312 – 318 of the Financial Report 2009).

Chairman's Committee: The Chairman's Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning. It also submits a proposal to the Supervisory Board on the compensation for the individual members of the Management Board including the main contract elements. It is responsible for entering into, amending and terminating the service contracts and other agreements with the Management Board members and provides its approval for ancillary activities of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman's Committee held seven meetings in 2009.

The current members of the Chairman's Committee are Dr. Clemens Börsig (Chairman), Heidrun Förster, Karin Ruck and Tilman Todenhöfer.

Nomination Committee: The Nomination Committee prepares the Supervisory Board's proposals for the election or appointment of new shareholder representatives to the Supervisory Board. The Nomination Committee held no meetings in 2009.

The current members of the Nomination Committee are Dr. Clemens Börsig (Chairman), Tilman Todenhöfer and Werner Wenning.

Audit Committee: The Audit Committee handles in particular the monitoring of financial accounting, including the accounting process and the effectiveness of the system of internal controls, issues of risk management and especially the effectiveness of the risk management system, as well as the effectiveness of the internal audit system, compliance and the auditing of annual financial statements. It reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor's independence, qualifications and efficiency. The Head of Internal Audit regularly reports to the Audit Committee on the work done. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal accounting controls and issues relating to the audit. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also "Principal Accountant Fees and Services" on pages 332 – 333 of the Corporate Governance Report). The Audit Committee held nine meetings in 2009.

The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig, Sir Peter Job, Henriette Mark, Karin Ruck and Marlehn Thieme.

Risk Committee: The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2009.

The current members of the Risk Committee are Dr. Clemens Börsig (Chairman), Professor Dr. Henning Kagermann and Sir Peter Job. Suzanne Labarge and Dr. Theo Siegert are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.

In addition to these four committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2009.

The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman), Wolfgang Böhr, Karin Ruck, and Tilman Todenhöfer.

Further details regarding the Chairman's Committee, the Risk Committee, the Audit Committee and the Nomination Committee are regulated in separate Terms of Reference, which are available in the respectively current version on our Internet website, along with the Terms of Reference of our Supervisory Board (www.deutsche-bank.de/corporate-governance).

Compensation

For a description of the compensation for the Management Board and the Supervisory Board in 2009, please refer to our detailed Compensation Report on pages 116 – 125 of the Management Report, published in accordance with the provisions of the German Act on Disclosure of Management Board Compensation.

Share Plans

For information on our employee share programs, please refer to Note [31] to the consolidated financial statements.

Reporting and Transparency

Directors' Share Ownership

Management Board. For the Directors' Share Ownership of the Management Board, please refer to our detailed Compensation Report in the Management Report.

Supervisory Board. The current members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

Members of the Supervisory Board	Number of shares	Number of share awards
Wolfgang Böhr	20	–
Dr. Clemens Börsig[1]	129,367	5,322
Dr. Karl-Gerhard Eick	–	–
Heidrun Förster	905	–
Alfred Herling	777	–
Gerd Herzberg	–	–
Sir Peter Job	4,000	–
Prof. Dr. Henning Kagermann	–	–
Martina Klee	378	–
Suzanne Labarge	–	–
Maurice Lévy	–	–
Henriette Mark	388	–
Gabriele Platscher	739	–
Karin Ruck	110	–
Dr. Theo Siegert	–	–
Dr. Johannes Teyssen	–	–
Marlehn Thieme	109	–
Tilman Todenhöfer	300	–
Werner Wenning	–	–
Leo Wunderlich	722	–
Total	**137,815**	**5,322**

1 This does not include 150 Deutsche Bank shares held by a family-owned partnership, in which Dr. Clemens Börsig has a 25 % interest as well as 14,612 Deutsche Bank shares attributable to a charitable foundation with separate legal capacity, the "Gerhild und Clemens Börsig Jugend- und Sozialstiftung".

The members of the Supervisory Board held 137,815 shares, amounting to less than 0.02 % of our shares as of February 19, 2010.

As listed in the "Number of share awards" column in the table, Dr. Clemens Börsig holds 5,322 DB Equity Units granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board, which are scheduled to be delivered to him in August 2010.

Related Party Transactions

For information on related party transactions please refer to Note [37].

Auditing and Controlling

Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Clemens Börsig and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee financial experts mentioned above are "independent" of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and Section 100 (5) of the Stock Corporation Act (AktG), which is the definition to which we, as a foreign private issuer the common shares of which are listed on the New York Stock Exchange, are subject. According to Sections 107 (4), 100 (5) of the Stock Corporation Act they both are well grounded in the fields of accounting and auditing.

Code of Ethics

In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, we adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions ("senior financial officers"). Currently at Deutsche Bank these are the Chairman of the Management Board, the Chief Financial Officer, the Deputy Chief Financial Officer, the Head of Group Accounting as well as members of the Group Finance Committee. A copy of this Code of Ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance. In 2009 no complaints were reported to the Corporate Governance Officer regarding the Code of Ethics.

Code of Conduct

The scope and corporate identity is competed to be the leading global provider of financial solutions for demanding clients creating exceptional value for our shareholders and people. To ensure the highest level of integrity and consistency in all our actions at all times, the following code of conduct has been developed. It provides basic standards for the conduct of each and every one of us. At the same time it constitutes the compulsory framework for all areas within the organization issuing specific policies and guidelines. A copy of this Code of Conduct is available in the respectively current version on our internet website at http://www.deutsche-bank.com/corporate-governance.

Principal Accountant Fees and Services

In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such recommendation. Subsequent to the principal accountants' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants' independence. At our 2008 and 2009 Annual General Meetings, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2008 and 2009 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (1) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, and (3) Tax-Related Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Related Fees. These amounts include expenses and exclude VAT.

Fee category in € m.	2009	2008
Audit fees	45	47
Audit-related fees	6	8
Tax-related fees	5	7
All other fees	–	–
Total fees	56	62

Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-Related Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2008 and 2009, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5 %.

Compliance with the German Corporate Governance Code

Declaration pursuant to § 161 German Stock Corporation Act (AktG) (adjusted Declaration of Conformity 2009)

The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 28, 2009. The Declaration was amended on January 5, 2010 as the Supervisory Board introduced a deductible for the Supervisory Board in the D&O liability insurance policy. Deutsche Bank AG acted in conformity with the recommendations of the "Government Commission's German Corporate Governance Code" as follows:

From the last Declaration of Conformity dated October 29, 2008, until the new version of the "Government Commission's German Corporate Governance Code" came into effect on August 5, 2009, Deutsche Bank AG complied with the recommendations of the Code in the version dated June 6, 2008, published in the Electronic Federal Gazette (Elektronischer Bundesanzeiger) on August 8, 2008, with the following exception:

— For the members of the Management Board and Supervisory Board, there was a directors' and officers' liability insurance policy without a deductible (Code No. 3.8).

Deutsche Bank AG acted in conformity with the recommendations of the "Government Commission's German Corporate Governance Code" in the Code version dated June 18, 2009, from its publication in the Electronic Federal Gazette on August 5, 2009, until January 1, 2010, with following exception:

— For the members of the Supervisory Board, there was a directors' and officers' liability insurance policy without a deductible (Code No. 3.8).

This directors' and officers' liability insurance policy is a group insurance policy for a large number of individuals in Germany and abroad. Internationally, a deductible is unusual. While a resolution was already adopted in October 2009 to introduce a deductible for Management Board members on the basis of legal requirements, no decision had been taken on the deductible for Supervisory Board members. Deutsche Bank AG will act in conformity with the recommendations of the "Government Commission's German Corporate Governance Code" in the Code version dated June 18, 2009, with effect from January 1, 2010, without exception.

For the Management Board, a deductible was also introduced in accordance with the regulations of the Act on the Appropriateness of Management Board Compensation (VorstAG).

The adjusted Declaration of Conformity 2009 and all of the previous versions of the Declaration of Conformity are published on Deutsche Bank's website at www.deutsche-bank.com/corporate-governance, where a copy of the German Corporate Governance Code is also available.

Statement on the Suggestions of the German Corporate Governance Code

Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated June 18, 2009 with the following exceptions:

— The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for non-participants in forming an opinion can no longer be expected thereafter.

— Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.

Supplementary Information

05

Management Board

Dr. Josef Ackermann
Chairman

Dr. Hugo Bänziger

Michael Cohrs
from April 1, 2009

Jürgen Fitschen
from April 1, 2009

Anshuman Jain
from April 1, 2009

Stefan Krause

Hermann-Josef Lamberti

Rainer Neske
from April 1, 2009

Supervisory Board

Dr. Clemens Börsig
– Chairman,
Frankfurt am Main

Karin Ruck*
– Deputy Chairperson
Deutsche Bank AG,
Bad Soden am Taunus

Wolfgang Böhr*
Deutsche Bank AG,
Dusseldorf

Dr. Karl-Gerhard Eick
Deputy Chairman of the Management Board of Deutsche Telekom AG until February 28, 2009;
Chairman of the Management Board of Arcandor AG from March 1, 2009 until September 1, 2009,
Cologne

Heidrun Förster*
Deutsche Bank Privat- und Geschäftskunden AG,
Berlin

Alfred Herling*
Deutsche Bank AG,
Wuppertal

Gerd Herzberg*
Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Hamburg

Sir Peter Job
London

Prof. Dr. Henning Kagermann
Co-Chief Executive Officer of SAP AG until May 31, 2009,
Königs Wusterhausen

Martina Klee*
Deutsche Bank AG,
Frankfurt am Main

Suzanne Labarge
Toronto

Maurice Lévy
Chairman and Chief Executive Officer of Publicis Groupe S.A.,
Paris

Henriette Mark*
Deutsche Bank AG,
Munich

Gabriele Platscher*
Deutsche Bank Privat- und Geschäftskunden AG,
Braunschweig

Dr. Theo Siegert
Managing Partner of de Haen Carstanjen & Söhne,
Dusseldorf

Dr. Johannes Teyssen
Chief Operating Officer and Deputy Chairman of the Management Board of E.ON AG,
Oberding

Marlehn Thieme*
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of Robert Bosch Industrietreuhand KG,
Madrid

Werner Wenning
Chairman of the Management Board of Bayer AG,
Leverkusen

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

* Elected by our employees in Germany.

Committees

Chairman's Committee
Dr. Clemens Börsig
– Chairman

Heidrun Förster*

Karin Ruck*

Tilman Todenhöfer

Mediation Committee
Dr. Clemens Börsig
– Chairman

Wolfgang Böhr*

Karin Ruck*

Tilman Todenhöfer

Audit Committee
Dr. Karl-Gerhard Eick
– Chairman

Dr. Clemens Börsig

Sir Peter Job

Henriette Mark*

Karin Ruck*

Marlehn Thieme*

Risk Committee
Dr. Clemens Börsig
– Chairman

Sir Peter Job

Prof. Dr. Henning Kagermann

Suzanne Labarge
– Substitute Member

Dr. Theo Siegert
– Substitute Member

Nomination Committee
Dr. Clemens Börsig
– Chairman

Tilman Todenhöfer

Werner Wenning

* Elected by our employees in Germany.

Advisory Boards

European Advisory Board

Professor Dr.-Ing.
Wolfgang Reitzle
– Chairman
Chairman of the Management Board of Linde AG, Munich

Professor Dr. h.c.
Roland Berger
Chairman of the Supervisory Board of Roland Berger Strategy Consultants GmbH, Munich

Dr. Kurt Bock
Member of the Management Board of BASF SE, Ludwigshafen

Lord John Browne of Madingley
from December 1, 2009
Managing Director and Managing Partner (Europe), Riverstone Holdings LLC;
former Chief Executive Officer, BP, London

Dr. Karl-Ludwig Kley
Chairman of the Executive Board and General Partner of Merck KGaA, Darmstadt

Peter Löscher
from January 1, 2009
Chairman of the Management Board of Siemens Aktiengesellschaft, Munich

Francis Mer
Former French Minister of Economy, Finance and Industry, Bourg-la-Reine

Alexey A. Mordashov
Chairman of the Board of Directors, Severstal;
Director General, Company Severstal-Group, Cherepovets

Dr. h.c. August Oetker
General Partner of Dr. August Oetker KG, Bielefeld

Eckhard Pfeiffer
Former Chief Executive Officer of Compaq, Kitzbühel

Dr. Bernd Pischetsrieder
Urfahrn

Dr. rer. pol. Michael Rogowski
Chairman of the Supervisory Board of J. M. Voith AG, Heidenheim

Håkan Samuelsson
Chairman of the Management Board of MAN SE until November 23, 2009, Munich

Maria-Elisabeth Schaeffler
Partner and Chairman of the Supervisory Board of INA-Holding Schaeffler KG, Herzogenaurach

Jürgen R. Thumann
Chairman of the Shareholders' Committee of Heitkamp & Thumann KG, Dusseldorf

Dr. Dieter Zetsche
Chairman of the Management Board of Daimler AG and Head of Mercedes-Benz Cars, Stuttgart

Americas Advisory Board

Norman Augustine
Former Chief Executive Officer & Chairman, Lockheed Martin

John E. Bryson
Former Chairman & Chief Executive Officer, Edison International

Michael D. Capellas
Chairman & Chief Executive Officer, First Data Corp.

James Ireland Cash, Jr., Ph. D.
– Emeritus Member
Emeritus Professor and Senior Associate, Dean Harvard Business School

Anthony W. Deering
Chairman, Exeter Capital LCC

Archie W. Dunham
Former Chairman, ConocoPhillips

Benjamin H. Griswold
Chairman, Brown Advisory

The Honorable Chuck T. Hagel
from May 7, 2009
Distinguished Professor, Georgetown University and the University of Nebraska at Omaha;
former U.S. Senator, (R-NE)

William R. Howell
Former Chairman & Chief Executive Officer, J. C. Penney, Inc.

Robert L. Johnson
Founder & Chairman, The RLJ Companies

Edward A. Kangas
Former Chairman & Chief Executive Officer, Deloitte

Ellen R. Marram
President, The Barnegat Group LLC

The Honorable Lynn M. Martin
President, Martin Hall Group LLC;
former U.S. Secretary of Labor

Robert P. May
Former Chief Executive Officer, Calpine Corp.

Michael E. J. Phelps
Chairman, Dornoch Capital Inc.

The Honorable John W. Snow
Chairman, Cerberus Capital Management LP;
former U.S. Secretary of the Treasury

Latin American Advisory Board

Mauricio Novis Botelho
Chairman and former President and Chief Executive Officer, Embraer

Fernando Henrique Cardoso
Former President of the Federative Republic of Brazil

Armando Garza Sada
Vice Chairman, Alfa

Enrique Iglesias
Secretary-General, Ibero-American Conference; former Minister of Foreign Relations of Uruguay

Pedro Pablo Kuczynski
Partner & Senior Advisor, The Rohatyn Group; former Prime Minister of Peru

The Honorable Lynn M. Martin
President, Martin Hall Group LLC; former U.S. Secretary of Labor

Luis Alejandro Pagani
President, Arcor Group

Horst Paulmann
Founder & President, Cencosud S.A.

Miguel Urrutia Montoya
Professor, Universidad de los Andes; former Governor of the Central Bank of Colombia

Asia Pacific Advisory Board

Pham Thanh Binh
Chairman and Chief Executive Officer, Vinashin Group, Vietnam

Robert E. Fallon
Adjunct Professor, Finance and Economics, Columbia Business School International

Toru Hashimoto
Former President & Chief Executive Officer and former Chairman, The Fuji Bank Ltd.; former Chairman, Deutsche Securities Inc., Japan

Nobuyuki Idei
Founder & Chief Executive Officer, Quantum Leaps Corporation; Chairman of the Advisory Board, Sony Corporation, Japan

Gang-Yon Lee
Chairman, Korea Gas Corporation, Korea

Dr. David K.P. Li
Chairman and Chief Executive Officer, The Bank of East Asia, Hong Kong/China

Dr. Li Qingyuan
Director-General, Office of Strategy and Development Committee, China Securities Regulatory Commission, China

Subramanian Ramadorai
Vice Chairman, Tata Consultancy Services Limited, India

Dr. Tony Tan
Deputy Chairman and Executive Director, The Government of Singapore Investment Corp. Pte. Ltd., Singapore

Sofjan Wanandi
Chairman, Santini Group; Chairman of Employers Association of Indonesia (APINDO), Indonesia

Professor Zhang Yunling
Professor of International Economics and Academy Member, Chinese Academy of Social Science, China

Climate Change Advisory Board

Lord John Browne of Madingley
Managing Director and Managing Partner (Europe),
Riverstone Holdings LLC;
former Chief Executive Officer, BP

John Coomber
Member of the Board of Directors, Swiss Re;
Chairman, The Climate Group

Fabio Feldmann
Chief Executive Officer,
Fabio Feldmann Consultores;
former Executive Secretary,
Brazilian Forum on Climate Change

Amory B. Lovins
Chairman & Chief Scientist,
Rocky Mountain Institute

Lord Oxburgh
Member of the Advisory Board,
Climate Change Capital;
former Chairman, Shell

Dr. R. K. Pachauri
Chairman, Intergovernment Panel on Climate Change

Professor Hans Joachim Schellnhuber
Founding Director, Potsdam Institute for Climate Impact Research (PIK)

Professor Robert Socolow
Co-Director, The Carbon Mitigation Initiative;
Professor, Princeton University

Professor Dr. Klaus Töpfer
Former German Minister for Environment

Professor Hongren Zhang
Former President, International Union of Geological Science;
former Chinese Vice Minister of Geology and Mineral Resources

Group Four-Year Record

Balance Sheet in € m.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Total assets	1,500,664	2,202,423	1,925,003	1,520,580
Loans	258,105	269,281	198,892	178,524
Total liabilities	1,462,695	2,170,509	1,885,688	1,486,694
Total shareholders' equity	36,647	30,703	37,893	33,169
Minority interest	1,322	1,211	1,422	717
Tier 1 capital	34,406	31,094	28,320	23,539
Total regulatory capital	37,929	37,396	38,049	34,309

Income Statement in € m.	2009	2008	2007	2006
Net interest income	12,459	12,453	8,849	7,008
Provision for credit losses	2,630	1,076	612	298
Commissions and fee income	8,911	9,741	12,282	11,192
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	(9,992)	7,175	8,892
Other noninterest income	(527)	1,411	2,523	1,476
Total noninterest income	**15,493**	**1,160**	**21,980**	**21,560**
Compensation and benefits	11,310	9,606	13,122	12,498
General and administrative expenses	8,402	8,339	8,038	7,143
Policyholder benefits and claims	542	(252)	193	67
Impairment of intangible assets	(134)	585	128	31
Restructuring activities	–	–	(13)	192
Total noninterest expenses	**20,120**	**18,278**	**21,468**	**19,931**
Income (loss) before income taxes	**5,202**	**(5,741)**	**8,749**	**8,339**
Income tax expense (benefit)	244	(1,845)	2,239	2,260
Net income (loss)	**4,958**	**(3,896)**	**6,510**	**6,079**
Net income (loss) attributable to minority interest	(15)	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	4,973	(3,835)	6,474	6,070

Key figures	2009	2008	2007	2006
Basic earnings per share	€ 7.92	(€ 7.61)	€ 13.65	€ 12.96
Diluted earnings per share	€ 7.59	(€ 7.61)	€ 13.05	€ 11.48
Dividends paid per share in period	€ 0.50	€ 4.50	€ 4.00	€ 2.50
Return on average shareholders' equity (post-tax)	14.6 %	(11.1)%	17.9 %	20.3 %
Pre-tax return on average shareholders' equity	15.3 %	(16.5)%	24.1 %	27.9 %
Cost/income ratio	72.0 %	134.3 %	69.6 %	69.8 %
Tier 1 capital ratio[1]	12.6 %	10.1 %	8.6 %	8.5 %
Total capital ratio[1]	13.9 %	12.2 %	11.6 %	12.5 %
Employees (full-time equivalent)	77,053	80,456	78,291	68,849

1 Ratios presented for 2009 and 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 ("Basel II") as adopted into German law by the German Banking Act and the Solvency Regulation ("Solvabilitätsverordnung"). Ratios presented for 2007 and 2006 are based on the Basel I framework and thus calculated on a noncomparative basis.

Declaration of Backing[1]

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

Berliner Bank AG & Co. KG, Berlin

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank A.Ş., Istanbul

Deutsche Bank Americas Holding Corp., Wilmington

Deutsche Bank (China) Co., Ltd., Beijing

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon

Deutsche Bank ZRt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Futures Singapore Pte Ltd., Singapore

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

VAT Deutsche Bank DBU, Kiev

OOO Deutsche Bank, Moscow

1 Companies with which a profit and loss transfer agreement exists are marked in the List of shareholdings.

Glossary

Alternative A (Alt-A)
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk than → prime but still lower than → subprime.

Alternative Assets/Investments
Direct investments in → private equity, venture capital, → mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → hedge funds.

Asset-backed Securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → securitization.

Auction Rate Securities
Debt instrument with a long-term nominal maturity (usually 20 to 30 years) with a variable interest rate. The interest rate is regularly reset through an auction.

Average Active Equity
The Group calculates active equity to facilitate comparison to its peers. The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in → IFRS and therefore the Group's ratios based on average active equity should not be compared to other companies' ratios without considering the differences in the calculation. The items for which the average shareholders' equity is adjusted are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the annual general meeting.

Backtesting
A procedure used to verify the predictive power of the → value-at-risk calculations involving the comparison of hypothetical daily profits and losses under the buy-and-hold assumption with the estimates from the value-at-risk model.

Basel II
Revised recommendations for international capital adequacy standards adopted by the Basel Committee on Banking Supervision, widely referred to as Basel II capital framework, which aligns capital requirements more closely with the underlying risks.

Book Value per Basic Share Outstanding
Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).

Broker/Brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Business Risk
Risk that arises from potential changes in general business conditions, such as market environment, client behavior and technological progress, which can affect the Group's earnings if the Group is unable to adjust quickly to them.

Buy-out
Purchase (in full or in part) of a company or specific corporate activities.

Cash Management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Collateralized Debt Obligations (CDOs)
→ Asset-backed securities based on a portfolio of assets that can include bonds, loans or → derivatives.

Commercial Mortgage-backed Securities (CMBS)
→ Mortgage-backed securities (MBS), which are backed by commercial mortgage loans.

Compensation Ratio
Compensation and benefits as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Confidence Level
In the framework of → value-at-risk and → economic capital the level of probability that the actual loss will not exceed the potential loss estimated by the value-at-risk or economic capital number.

Cost/Income Ratio
A ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Country Risk
The risk that the Group may suffer a loss, in any given country, due to deterioration in economic conditions, political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit Default Swap
A → credit derivative which hedges credit risks related to loans, bonds or other borrower related securities. The secured party usually makes a periodic payment of a fixed coupon over a specified term and only receives a compensation at the occurence of a credit event, as defined on the date of the agreement, e.g. default of repayment due to insolvency of the creditor.

Credit Derivatives
Financial instruments which transfer → credit risk connected with loans, bonds or other → risk-weighted assets or market risk positions to parties providing protection. This does not alter or reestablish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit Linked Note (CLN)
A structured note that combines a debt product and an embedded → credit derivative, typically a → credit default swap.

Credit Risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, → country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

Deferred Taxes
Income tax to be paid or received as a result of temporary differences between the carrying amounts in the financial accounts and the relevant tax base or the value of unused tax losses and unused tax credits. At the balance sheet date, deferred taxes do not yet represent actual amounts receivable or payable from or to tax authorities.

Derivatives
Financial instruments whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → swaps, → options and → futures.

Earnings per Share
Key figure determined according to → IFRS and expressing a company's net income attributable to its shareholders in relation to the average number of common shares outstanding. Apart from basic earnings per share, diluted earnings per share must also be reported if the assumed conversion and exercise of outstanding share options, unvested deferred share awards and convertible debt and certain forward contracts could increase the number of shares.

Economic Capital
A figure which states with a high degree of certainty the amount of equity capital the Group needs at any given time to absorb unexpected losses arising from current → exposures.

Equity Method
Valuation method for investments in companies over which significant influence can be exercised. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Event Risk Scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected Loss
Measurement of loss that can be expected within a one-year period from → credit risk and → operational risk based on historical loss experience.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Exposure at Default (EAD)
The expected amount of the credit exposure to a counterparty at the time of a default.

Fair Value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties, other than in a forced or liquidation sale.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets,

is to be delivered or received at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → fair value of the company's individually identifiable assets and liabilities.

Hedge Accounting
Financial reporting of agreements in a hedging relationship which is subject to certain conditions. The relationship between the agreements is based on opposite terms which cause financial risks that can be compensated in whole or part due to the terms of these agreements. One agreement is usually referred to as underlying transaction – i.e. the contract that causes the risk – the other is referred to as hedging contract which mitigates the risk.

Hedge Fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds are part of → alternative investments. They are subject to less stringent or no regulatory obligations and can therefore employ strategies which mutual funds are not permitted to use, e.g. strategies involving short selling, leveraging and → derivatives. Hedge funds offer chances for high profits but also bear the risk of losing invested capital, thus their returns are uncorrelated with traditional investment returns.

High Yield Debt
Fixed income securities where the issuer has a low credit rating. They offer a higher return than investment-grade securities but also entail greater risks.

IFRS (International Financial Reporting Standards)/previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board designed to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment Banking
Generic term for capital market-oriented business. This includes primarily the issuance and trading of securities and their → derivatives, interest and currency management, corporate finance, M&A advisory, structured finance and → private equity.

Leveraged Financing
Financing of an investment which typically includes a very high amount of external debt (leverage) in the purchase price financing.

Leverage Ratio
The ratio of total assets to equity.

Liquidity Risk
The risk arising from the Group's potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Loss Given Default (LGD)
The likely loss intensity in case of a counterparty default. Its estimation represents, expressed as a percentage, the part of the → exposure that cannot be recovered in a default event and therefore captures the severity of a loss.

Market Risk
The risk that arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mark-to-market Valuation
Valuation at current market prices. Applies, for instance, to trading activities.

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital. Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Monoline Insurers
Insurers, which provide credit insurance to debt issuers and other market participants.

Monte Carlo Simulation
Monte Carlo methods are used to value and analyze (complex) instruments, portfolios and investments by simulating the various sources of uncertainty affecting their value, and then determining their average value over the range of resultant outcomes.

Mortgage-backed Securities (MBS)
→ Asset-backed securities, which are backed by mortgage loans. Subcategories are → residential mortgage-backed securities (RMBS) and → commercial mortgage-backed securities (CMBS).

Netting Agreements
Bilateral agreements between the Group and its counterparties with regard to the included transactions which ensure that, if solvency or bankruptcy proceedings are initiated, only a single net amount is owed by one party to the other from the netting of all claims and liabilities.

Non-compensation Ratio
Non-compensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income.

Operational Risk
Potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes → business and → reputational risk.

Option
Right to purchase (call option) or sell (put option) a specific underlying (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC Derivatives
Nonstandardized financial instruments (→ derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Portfolio
In general: part or all of one or all categories of assets (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → derivatives, under price risk considerations.

Pre-tax Return on Average Active Equity
Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as income before income taxes less minority interest, as a percentage of → average active equity.

Prime
Used as a term to categorize U.S. mortgages representing high quality loans.

Prime Brokerage
Suite of products including → clearing and settlement, → custody, reporting, and financing of positions for institutional investors.

Private Banking
Business with investment-oriented and high net worth clients.

Private Equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Probability of Default (PD)
The likelihood or probability of default (PD) of a counterparty is assessed over the next twelve months time horizon and expressed as a percentage. The Group does not rate through the cycle. PD is the primary measure of creditworthiness of a counterparty. The numerical probabilities of default are mapped into a 26-grade rating scale that is similar to rating scales widely used by international rating agencies.

Projected Unit Credit Method
The actuarial method, prescribed by IAS 19, used to determine the actuarial present value of an entity's defined benefit obligations and the related service cost. This method takes into account benefits accrued for employee service up to the reporting date and allows for expected rates of salary and pension increases. The rate used to discount post-employment benefit obligations shall be determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating
The result of the objective assessment of the future economic situation – namely the default probability – of counterparties based on present characteristics and assumptions. The methodology for the rating assignment strongly depends on the customer type and the available data. A broad range of methodologies for the assessment of the → credit risk is applied, such as expert systems and econometric approaches.

Regulatory Capital
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 2004 for banks. Capital according to → Basel II consists of:
- Tier 1 capital: primarily share capital, reserves and certain → trust preferred securities,
- Tier 2 capital: primarily participatory capital, cumulative preference shares, long-term subordinated debt and unrealized gains on listed securities,
- Tier 3 capital: mainly short-term subordinated debt and excess Tier 2 capital.

Tier 2 capital is limited to 100 % of Tier 1 capital and the amount of long-term subordinated debt that can be recognized as Tier 2 capital is limited to 50 % of Tier 1 capital.

Regulatory Capital Ratio
Key figure for banks expressed as a percentage ratio of → regulatory capital to the overall regulatory risk position, comprised of → credit, → market and → operational risks according to Basel II. The minimum capital ratio to be complied with is 8 %. At least half of the regulatory capital principally has to be Tier 1 capital which leads to a minimum Tier 1 ratio of 4 %.

Regulatory Trading Book and Banking Book
The regulatory trading book is defined in Section 1a of the German Banking Act. It consists of financial instruments and commodities held with trading intent or held for the purpose of hedging the → market risk of other trading book positions; repurchase transactions, lending transactions and similar transactions which relate to trading book positions; name-to-follow transactions; and receivables directly related to trading book positions. Financial instruments and commodities assigned to the trading book must be tradable or able to be hedged. The regulatory banking book comprises all positions that are not assigned to the trading book.

Repo (Repurchase Agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Reputational Risk
Risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in the Group.

Residential Mortgage-backed Securities (RMBS)
→ Mortgage-backed securities (MBS), which are backed by residential mortgage loans.

Return on Average Total Shareholders' Equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year.

Risk-weighted Assets (RWA)
Risk-weighted assets are positions that carry → credit, → market and/or → operational risk, weighted according to regulatory requirements. RWAs are regulatory capital requirements multiplied by 12.5, or in other words, capital requirements equal 8 % of RWA.

Sarbanes-Oxley Act (SOx)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to a number of major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securitization
Creation of tradable securities from loan claims, deposit positions (i.e. future cash flows) and ownership rights in the wider sense. Examples of securitized rights are → asset-backed securities and → mortgage-backed securities (MBS). Rights are often evidenced through so-called SPVs (special purpose vehicles), companies whose sole purpose is to issue these securities and whose assets are the ownership interests in the company.

Seed Investments
Money used for initial research and/or operation of an investment fund.

Segment Information
Disclosure of a company's assets, income and other information, broken down by activity (division) and geographical area (region).

Shareholder Value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Subprime
Used as a term to categorize U.S. mortgages representing loans with a higher expectation of risk.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Target Definition
Target definition excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) or significant charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of Deutsche Bank core businesses.

Trust Preferred Securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking supervisory regulations they are part of Tier 1 capital if interest payments are not accumulated in case of losses (non-cumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in Tier 2 capital (for example cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IFRS the main objective is to provide decision useful information, especially for investors.

Value-at-risk
For a given → portfolio, the value-at-risk is an estimate of the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a defined period of time and with a defined → confidence level.

Wrapped Bond
Term for debt security insured or guaranteed by a third party.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

Annual Review 2009 and Financial Report 2009 on the Internet:
www.deutsche-bank.com/09

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 16 March 2010 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be pleased to send you the following publications relating to our financial reporting.
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2009 and Financial Report 2009.

Annual Review 2009
(German and English)

Financial Report 2009
(German and English)

Annual Report 2009 on Form 20-F
(English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2009
(German and English)

List of Mandates
(German and English)

List of Shareholdings 2009
(German and English)

List of Advisory Council Members
(German)

Corporate Social Responsibility – Report 2009
(from May 2010 in German and English)

How to order:
- by e-mail to service-center@bertelsmann.de
- on the Internet at www.deutsche-bank.com/09
- by fax to +49 18 05 0 70 808
- by phone to +49 18 05 802 200
- by mail from
  arvato logistics services
  Bestellservice Deutsche Bank
  Gottlieb-Daimler-Straße 1
  D-33428 Harsewinkel
  Germany

2010

Apr 27, 2010	Interim Report as of March 31, 2010
May 27, 2010	Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 28, 2010	Dividend payment
Jul 28, 2010	Interim Report as of June 30, 2010
Oct 27, 2010	Interim Report as of September 30, 2010

2011

Feb 3, 2011	Preliminary results for the 2010 financial year
Mar 15, 2011	Annual Report 2010 and Form 20-F
Apr 28, 2011	Interim Report as of March 31, 2011
May 26, 2011	Annual General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 27, 2011	Dividend payment
Jul 27, 2011	Interim Report as of June 30, 2011
Oct 26, 2011	Interim Report as of September 30, 2011